SEC Mail Processing
Section
MAR 22 2010
Washington, DC
110

Exelon®

10010942


SAVE

Sustainable Performance

Exelon Corporation 2009 Summary Annual Report

On the cover: PECO has been displaying messages atop its headquarters since July 4, 1976. Since that time, the company has saluted local community and non-profit organizations with more than 18,000 messages. On July 4, 2009, PECO unveiled its new Crown Lights, which comprise 2 million energy-efficient LED lights.

Forward-Looking Statements This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as those discussed in (1) Exelon's 2009 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; and (2) other factors discusssed in Exelon's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this report.

Eighteen months ago, both presidential candidates were committed to a cap-and-trade system to address the risks of climate change. Now, that issue is caught in economic and political turmoil. So what do we really know about energy policy? We know that our energy supplies must continue to become cleaner and greener, and we know that they must become more secure. Our program, Exelon 2020, remains uniquely adapted to achieving these goals in a cost-effective way.

Beyond what Exelon is doing, or can do, this nation needs a comprehensive energy policy that gives us cleaner energy, greater security and more durable jobs, and does so at the lowest possible cost:

> We must reduce air pollution and the risk of climate change

> We must improve our energy efficiency

> We must pursue renewables and clean coal

> We must build the next generation nuclear fleet

> And we must do these things in a cost-effective way through the discipline and innovation of competitive markets

John W. Rowe, Chairman and Chief Executive Officer

To Our Shareholders

In 2009, our economy struggled through one of the worst recessions in memory. Though signs of recovery have begun to appear, Exelon was challenged by the nation's economic weakness – as was nearly every major corporation. In our case, weak demand for electricity, depressed power and commodity prices, and unfavorable weather were the headwinds into which we sailed.



John W. Rowe
Chairman and Chief Executive Officer

We were very successful in controlling the elements we can control: our operations, costs and human capital. As for the elements we could not control – the power markets, economy, weather and politics – we have been strategic, thoughtful and disciplined. While 2009 was not as good as we once hoped it would be, our results demonstrate Exelon's ability to build sustainable performance.

OUR FINANCIAL PERFORMANCE

Our operating (non-GAAP) earnings* were $4.12 per diluted share, near the middle of the initial guidance range we issued in late 2008 and above the revised range we offered in October 2009. The Exelon team performed exceptionally well given the adverse economic forces that we faced. Our GAAP earnings were $4.09 per diluted share compared to $4.13 in 2008.

Exelon's stock market valuation continues to be higher than that of any other U.S. utility. Our year-end market capitalization of $32.2 billion made us 20% larger than our next closest competitor. And since the merger that created Exelon, our total return – measured as stock price appreciation plus reinvested dividends – was 120.6%. This compares to total returns of 63.8% and -5.3% for the Philadelphia Utility Index and S&P 500, respectively. Nevertheless, Exelon's share price on December 31 was $48.87, down 12.1% from the year-end 2008 price of $55.61. In contrast, the Philadelphia Utility Index increased 4.9% in 2009 and the S&P 500 increased 23.5%. This performance disappoints me as much as it does you, and we have experienced further declines in the new year. The earnings of our largest subsidiary, Exelon Generation, are driven by electricity demand and the prices of coal and natural gas, all of which declined largely as a result of the recession. Exelon's future earnings and share price appreciation are dependent to a large extent on those factors. But as growth returns, markets tighten and various forms of regulation impact our competitors, Exelon will be a superior investment.

Our achievements garnered the attention of a variety of stakeholders. We were one of three corporations to be named by *Forbes* as one of "America's Best Companies." We were ranked seventh on *BusinessWeek's* "Top 50" companies, and *Electric Light & Power* named Exelon its "Utility of the Year." For the fourth straight year, we were named to the Dow Jones Sustainability North America Index in recognition of

*For a reconciliation of adjusted (non-GAAP) operating earnings to GAAP (accounting principles generally accepted in the United States), see Exelon's fourth quarter earnings release issued January 22, 2010, posted on the Investor Relations page at *www.exeloncorp.com* and included in the 8-K filed with the SEC on that date.

our economic, social and environmental performance. In a year that found many in need, our employees continued to demonstrate dedication to the communities we serve. Exelon's "Energy for the Community" program – through which our employees donated over 57,000 hours of their time – was recognized for the second year in a row by VolunteerMatch as the Corporate Volunteer Program of the Year. *Diversity Edge* magazine named us a top 10 company for diverse graduates, and *GI Jobs* magazine recognized us as a top 50 military friendly employer. Our achievements, financial and otherwise, are due to the hard work and focus of our employees amidst potential distractions. I am deeply appreciative of their efforts.

OUR OPERATING PERFORMANCE

There is no better example of sustainable performance than our operating results. Our first priority is always safety, and I am very glad to report that Exelon turned in top-quartile safety performance in 2009.

Our nuclear fleet, led by Chip Pardee and Mike Pacilio, again ran at world-class levels. The fleet recorded a capacity factor of 93.6%, the seventh straight year over 93%. We received license renewals for the reactors at Oyster Creek and Three Mile Island, allowing them to generate zero-emissions electricity for an additional 20 years. And we expanded the generating capacity of the fleet by approximately 70 megawatts through component replacements at Quad Cities, Dresden and Peach Bottom Stations, the first of a wave of capacity uprates at our plants.

Exelon Power also performed well under the guidance of Doyle Beneby. The commercial availability of our fossil units was 93.7%, exceeding last year's mark of 89.1%. Falling electricity demand and declining wholesale electricity prices pose a significant hurdle for our fossil units, particularly the older and less efficient coal plants in Pennsylvania. As a result, we announced in December our intention to permanently retire Cromby Station and the coal units at Eddystone Station. This decision will create between $165 million and $200 million in present value savings in the form of avoided expense and capital expenditures. The hydro facilities performed exceptionally once again, and Power added the 10-megawatt City Solar facility on the South Side of Chicago.

In a year when power prices plummeted compared to the prior year, the value of Power Team's risk management was apparent. The contracts executed and overseen by Ken Cornew, Joe Glace and their teams to hedge wholesale electricity price risk held average realized margins at Exelon Generation almost flat to those in 2008, despite power prices 40% lower. Those hedges contributed to the $5.8 billion in cash from operations (non-GAAP) generated across the businesses and helped us to return $1.4 billion to shareholders through our dividend.

Both PECO and ComEd continued to deliver superior operating and financial performance. Outage frequency at both companies and outage duration at ComEd were the lowest ever recorded. Customer satisfaction for both companies was also at or near record levels. While ComEd and PECO escaped the excessive heat and powerful summer storms seen in years past, the improved performance metrics are evidence that the reliability investments made by both companies are paying off. Denis O'Brien and Craig Adams at PECO and Anne Pramaggiore and Terry Donnelly at ComEd are to be commended for these accomplishments. Both delivery companies maintained their financial health through careful management of costs. PECO reduced expenses below 2008 levels, allowing it to increase its net income despite declining demand. At ComEd, Frank Clark's diligent commitment to managing expenses, increasing revenues and improving efficiency resulted in an increase in the earned return-on-equity (ROE) from 5.5% in 2008 to 8.5% in 2009. ComEd is targeting an ROE of at least 10.0% in 2010.

The weak economy required even more financial discipline than usual. A company-wide effort led by Chris Crane enabled us to not only meet our commitment to keep operating and maintenance expenses flat to 2008 levels but also to realize an additional $200 million in savings. In 2009, we completed a restructuring effort that involved the elimination of roughly 500 positions. That process was difficult for me and for our employees, but it was necessary and created much-needed efficiencies. Our focus on costs will continue in 2010. We also took steps to substantially increase our financial flexibility. The Finance group, led by Bill Von Hoene and Matt Hilzinger, took advantage of favorable interest rates to refinance $1.2 billion in debt maturing in 2011 and used $350 million in cash on hand to make a discretionary pension contribution that will decrease expected 2011 mandatory contributions by $1 billion. The Exelon Business Services Company (BSC) provided top-quality legal, information technology, supply and human resource services to the operating companies while realizing significant cost savings. Ruth Ann Gillis, Andrea Zopp, Dan Hill, Bridget Reidy, Sonny Garg and their groups performed superbly and were essential in helping to keep the lights on and the gas flowing.

SUSTAINING OUR PERFORMANCE

We are constantly looking for ways to grow the market value of your company. At this time last year, we believed the best means to that end was the acquisition of NRG Energy, Inc. Despite offering what we viewed as a fair price for NRG, we were unable to convince its management and shareholders to support our acquisition offer. Many analysts and investors told us the price it would take to close the deal. That price would have sapped the value from the acquisition, and your board and I chose to walk away rather than overpay. In the months since, the relative valuation of the two companies has validated that decision. While I am frustrated that we did not prevail, my focus today is what it has always been – shareholder value. And the NRG transaction was far from our only option for creating sustained value for you. We are pursuing five opportunities:

- First, Exelon offers the industry's most compelling plan to bring new nuclear generation to market. Our uprate projects – up to 1,500 megawatts, 70 of which came online last year – would bring the equivalent of one new nuclear reactor online by 2017. They would come at half the cost of a new plant and with less risk because of the opportunity to defer expansion if power prices do not support it.
- Second, PECO's and ComEd's investments in smart grid infrastructure will help modernize the delivery system while providing attractive regulated returns. The two companies plan to spend up to $725 million on advanced metering smart grid infrastructure in the coming years. PECO was one of six utilities selected to receive a $200 million federal stimulus grant. ComEd is moving forward with a pilot program on Chicago's West Side and adjacent suburbs.
- Third, we created the Exelon Transmission Company (ETC) to meet the growing need to invest in our transmission infrastructure and improve reliability, reduce congestion and move renewable energy to the country's population centers. ETC gives us a means to operate outside our traditional footprint. It will benefit from Ian McLean's years of experience in power markets and regional transmission organizations, Betsy Moler's understanding of the regulatory process from her time as the head of FERC and the knowledge of dozens of transmission employees throughout the company.
- Fourth, no company in our industry is better positioned to benefit from the economic recovery. Exelon Generation's nuclear fleet remains the lowest-cost producer in the industry. It will create considerable value as the prices of natural gas and coal recover and electricity demand picks up.

- Fifth, no company in our industry is better positioned to prosper in a carbon-constrained world. Exelon has improved the performance of our nuclear fleet and increased its capacity. We have divested or proposed to close relatively inefficient fossil-fired plants. We have developed a unique resource plan in Exelon 2020 that would effectively eliminate our carbon footprint. As of 2009, we were on track to achieve that goal and had accomplished one-third of it—removing the equivalent of the carbon dioxide (CO_2) emissions of 1 million cars.

Exelon has been a leading voice supporting an efficient U.S. response to the challenges created by climate change. Accordingly, we have supported the creation of a cap-and-trade mechanism for controlling CO_2 emissions. In this way, market forces would drive suppliers and customers to adopt the lowest-cost responses to reduce CO_2 emissions. The outcome of climate legislation remains uncertain, but what is certain is that we are inexorably moving towards a lower-carbon society. If Congress does not act to limit carbon emissions, the EPA is determined to do so, both through its carbon regulation powers and through its other authorities with respect to air pollution. Thanks to foresight and planning, Exelon and you, our shareholders, stand to benefit from either outcome.

Today's Exelon is the combination of two large utility companies and one commodity-based generating company. The current economic and commodity environments make it a difficult time to be either – a fact reflected in our 2010 earnings forecast. We are confronted with great uncertainties about how the future will unfold. But our performance in 2009 demonstrates our ability to deliver value to our customers, employees, the communities we serve and you – our investors – in tough times as well as good ones. That is what we mean by sustainable performance. And it is what we strive for in our quest to become the best group of electric generation and electric and gas delivery companies in the United States.

John W. Rowe
Chairman and Chief Executive Officer
Exelon Corporation
March 8, 2010

Our Vision

Exelon will be the best group of electric generation and electric and gas delivery companies in the United States – providing superior value for our customers, employees, investors and the communities we serve.

Exelon City Solar, the largest urban solar power plant in the United States, is a 10-megawatt installation located on a 41-acre brownfield in Chicago's West Pullman neighborhood. Its 32,292 solar photovoltaic panels generate 14,000 megawatt-hours of clean, reliable electricity per year. The facility was built in 2009 and began operating in early 2010.

our goals

> Keep the lights on and the gas flowing

> Run the nuclear fleet at world-class levels

> Capitalize on environmental leadership and clean nuclear energy

> Create a challenging and rewarding workplace

> Enhance the value of our generation

> Build value through disciplined financial management

our values

Safety–for our employees, our customers and our communities

Integrity–the highest ethical standards in what we say and what we do

Diversity–in ethnicity, gender, experience and thought

Respect–trust and teamwork through open and honest communication

Accountability–for our commitments, actions and results

Continuous improvement–stretch goals and measured results

Limerick Generating Station is a nuclear power plant built on a 600-acre site located about 20 miles northwest of Philadelphia in Montgomery County. Both of Limerick's units are boiling water reactors that together can produce enough clean, greenhouse gas emission-free energy to power more than 2 million average American homes.





Our Financial Discipline

2009 was again a year in which Exelon demonstrated its industry-leading financial discipline, cash flow and risk management practices.

In June, the company announced an aggressive cost reduction program in the face of the economic challenges confronting our entire economy and reflecting the commodity-driven nature of Exelon Generation's revenues. The company significantly exceeded its 2009 cost reduction goals by reducing positions and increasing efficiencies.

The hedging program managed by Power Team was again at the forefront of Exelon's ability to ensure stable cash flows despite historically low commodity and power prices. These efforts and others allowed Exelon to return approximately $1.4 billion in dividend payments to shareholders while beating our cash goals by about $700 million.

We further demonstrated our discipline by walking away from our proposed acquisition of NRG Energy, Inc. We seek long-term value, but not at any price.



Our Operational Excellence

The employees of Exelon kept the lights on and the gas flowing by delivering best-in-class performance in our generation, delivery and service companies.

With the nuclear fleet performing at an industry-leading 93.6 percent capacity factor and our fossil plants performing at their highest levels since we began tracking their performance, our Generation group produced approximately 150 thousand gigawatts of power at the industry's lowest carbon intensity.

ComEd and PECO, our distribution utilities, enjoyed similar successes, with ComEd enjoying its best-ever safety performance while setting several performance records in terms of decreasing customer interruptions per month and the average duration of outages experienced by customers. PECO invested approximately $400 million in infrastructure improvements and new facilities last year and enjoyed its third-best year for outage frequencies.

And Exelon Business Services Company again provided excellent services to our operating companies. Our Finance team completed its two-year Financial Transformation Implementation Program on time and on budget. Human Resources and Communications executed the complex details to accomplish major organizational change, and Supply continued its efforts to promote a more diverse supplier base throughout the Exelon family of companies while at the same time realizing $150 million in savings from renegotiated contracts.




WARNING
Standing voltage
on pothead
baseplates.

In 2008, ComEd opened a state-of-the-art substation in Chicago's West Loop. This was part of an eight-year, $350 million project that also created multiple sources of supply for other downtown Chicago substations and substantially improved reliability for downtown businesses and neighborhoods. ComEd serves 3.8 million customers in a retail service area of 11,300 square miles.

Conowingo is a 570-megawatt hydroelectric power plant located on the Susquehanna River in northern Maryland. Exelon wishes to maintain this virtually emissions-free generating capacity and its electrical output, and on March 12, 2009, filed a Notification of Intent with the Federal Energy Regulatory Commission to relicense Conowingo beyond its September 2014 expiration.





Our Environmental Leadership

Exelon continued to make strong progress on Exelon 2020: a low-carbon roadmap. Less than one year after our original announcement of what is now our business and environmental plan, we announced greenhouse gas emissions reductions of over 35 percent under the U.S. Environmental Protection Agency's Climate Leaders program. We are now one-third of the way to our 2020 goal of effectively eliminating our carbon footprint.

Exelon was for the fourth consecutive year named to the Dow Jones Sustainability North America Index and redoubled advocacy efforts on climate legislation, with frequent visits to Capitol Hill and testimony before key Congressional committees.

Exelon Business Services Company led the way toward a 16 percent reduction in energy use across our commercial facilities. During 2009, the U.S. Department of Energy annouced its intent to award PECO $200 million in matching grant funds under the Smart Grid Investment Program. ComEd completed year one of its consumer Smart Ideas energy efficiency program and launched its Smart Grid pilot.

Exelon Nuclear announced a nuclear uprate program to expand its existing reactor fleet by up to 1,500 megawatts (MW) of new zero-emissions output and brought 70 MW on line in 2009. Exelon Power's Chicago City Solar plant, a 10-MW facility, began operations on a former industrial site in Chicago's West Pullman neighborhood. The plant is the largest urban solar installation in the nation.

Our Superior Talent

The sustainable performance reported in these pages is thanks to the hard work, dedication and diligence of our 19,300 employees, who keep the lights on and the gas flowing 24 hours a day, seven days a week.

While much has changed since 2008, both in the global economy and in our workforce, we have not wavered from our commitment to diversity and inclusion. With the additional focus of Exelon's Diverse Supplier Enablement program, we are bringing our diversity and inclusion efforts to new levels of success inside and outside the company, involving community banks and minority-owned businesses at a higher level than at any point in our history.

That level of excellence extends beyond the tasks involved in generating, transmitting and delivering power. Exelon's "Energy for the Community" volunteer program was named Corporate Volunteer Program of the Year by VolunteerMatch, the second consecutive year our employees have earned this honor, thanks to their 57,000 hours of volunteering in 2009.





At PECO's Transmission System Operations center in Philadelphia, operators keep close watch on the regional electric grid. PECO will spend more than $500 million on maintenance, system performance and capacity expansion projects in 2010 to maintain its reliable service to PECO customers. PECO serves 1.6 million electric customers and 485,000 natural gas customers.

COMED

ComEd set all-time bests for fewest customer interruptions and average outage duration in 2009. ComEd customers experienced 1.2 million fewer interruptions than in 2008 and service on average was restored nearly 50 minutes faster. ComEd also continued its strong safety culture by achieving the company's best safety performance record ever.

In response to the economic downturn, ComEd reduced non-GAAP operating and maintenance expenses by more than $80 million from 2008 spending levels through cost management and efficiency initiatives. Capital expenditures in 2009 were reduced by $99 million from 2008 levels by recalibrating new business spend and system investment to align with decreased system demand.

The Illinois Commerce Commission (ICC) unanimously approved the deployment of 131,000 smart meters to assess how Smart Grid technology can enhance service, help customers make informed decisions about energy use and contribute to reduced carbon emissions. ComEd's environmental programs exceeded first-year targets with more than 160 gigawatt-hours of energy savings. These programs are on track to make ComEd an industry leader in electricity savings through energy efficiency.

ComEd created an Operational Strategy and Business Intelligence organization that drove productivity and efficiency through a number of initiatives, including an enhanced service suspension model and revenue protection efforts.

In July, Illinois Governor Pat Quinn signed assistance legislation that included a provision for utilities to recover actual uncollectible account expenses on an annual basis through a rider adjustment mechanism. On February 2, 2010, the ICC issued an order approving ComEd's proposed tariffs, with minor modifications. With the ICC's approval of the tariff, ComEd will begin collecting past due amounts in April 2010. ComEd provides service to approximately 3.8 million customers in northern Illinois.

PECO

PECO's continued focus on operational excellence led to record performance in 2009. Additionally, PECO achieved key milestones on regulatory fronts in the transition to competitive market pricing for generation, supported the Exelon 2020 environmental initiative and met its financial goals.

In operations, PECO reduced customer interruptions of electric service by 6.5 percent, experienced the fewest substation bus outages ever, and achieved the company's best reliability performance ever (as measured by IEEE SAIFI). As part of $388 million in capital investments, PECO increased its distribution system automation, completed its Tunnel electric substation serving University City, began work on a new $55 million transmission substation in Worcester, Pa., and completed nearly 110 infrastructure improvements on its gas delivery system. Furthermore, PECO reduced its bad debt expense by $97 million compared with 2008. Also notable was a new five-year labor agreement reached with IBEW Local 614.

PECO also continued to demonstrate its leadership to its regional community and the environment and raised its customer satisfaction score higher than the four previous years. In support of Exelon 2020, PECO exceeded its targets for reduction of greenhouse gases, expanded its fleet of cleaner, alternative-fueled vehicles, and made significant energy efficiency improvements at five service centers.

PECO's smart grid proposal was one of only six in the nation to receive approval of a $200 million federal stimulus grant. The company began to buy wholesale energy as part of the transition to competitive markets beginning in 2011 and secured renewable energy credits to comply with Pennsylvania's Alternative Energy Portfolio Standard. The Pennsylvania Public Utility Commission also approved the company's four-year "Smart Ideas" package of energy efficiency/demand response programs to help consumers reduce peak demand and overall energy consumption.

EXELON GENERATION

Exelon Nuclear, the nation's largest operator of commercial nuclear reactors, performed at world-class levels in 2009.

The company's 8,700 nuclear professionals implemented industry best practices to ensure safe, reliable operation throughout the fleet.

Exelon Nuclear's 10 generating stations with 17 reactors in the Midwest and Mid-Atlantic regions achieved an average capacity factor of 93.6 percent in 2009, the seventh consecutive year capacity factor exceeded 93 percent, and produced just over 131.3 million megawatt-hours of electricity. Exelon's Three Mile Island Unit 1 set a new world record for Pressurized Water Reactors with a 705 day continuous run. The organization also improved its industrial safety record by 33 percent.

In 2009, Exelon Nuclear contributed to Exelon 2020: a low-carbon roadmap through equipment upgrades at its Quad Cities, Dresden and Peach Bottom nuclear stations. Combined, these improvements added approximately 70 megawatts of zero-emissions electricity to the grid. The organization maintained Environmental ISO 14001 certifications at its 10 sites and achieved LEED Silver certification for a new administration building at Clinton Station.

The Oyster Creek and Three Mile Island reactors received 20-year operating license extensions from the Nuclear Regulatory Commission. Exelon Nuclear also announced its intent to apply for a 20-year license extension for its Limerick Generating Station.

Exelon Power's fleet of fossil and hydroelectric units in Illinois, Maryland, Massachusetts, Pennsylvania and Texas provided over 10 million megawatt hours of reliable generation in 2009. With 105 units at 23 different sites, Exelon Power's fleet consists of approximately 8,000 megawatts of base load, intermediate and peak power generation. In 2009, Exelon Power's fleet reported record performance levels in unit availability, delivering on the commitment of continuous improvement and performance optimization.

Exelon Power is committed to its role as an environmental leader. Efforts in 2009 included the dedication of the LEED Silver certified Renewable Energy Education Center at Fairless Hills, the second-largest landfill gas generating station in the U.S., which provides an opportunity for students and visitors to experience how electricity is produced through various alternative renewable fuels; the construction of a fish passageway at Black Rock Dam on the Schuylkill River as part of a river-wide effort to restore American Shad to the Schuylkill River by enabling their migration; and the opening of a new fishing wharf at the Conowingo Dam, which is accessible to those with disabilities and increases the ability of visitors to enjoy fishing and the ecosystem of the Lower Susquehanna River.

Exelon Power Team is the wholesale power marketing division of Exelon. Its role is to manage the risk and maximize the economic value associated with Exelon's electric generating facilities, power purchase agreements, fuel requirements, emission credits, transmission contracts and load obligations. Power Team's wholesale marketing and transaction efforts are focused on the competitive electricity markets in several regions of the United States: the Mid-Atlantic, the Midwest, the Northeast, the Southwest and Texas. Power Team's trade floor and headquarters are located in Kennett Square, Pa.

Exelon Energy is the retail marketing arm of Exelon. It markets electricity to customers in Illinois and Pennsylvania, and natural gas to customers in Illinois, Michigan and Ohio. Exelon Energy provides a valuable retail channel-to-market for Exelon's generation, while providing customers innovative products that can help manage risk and earn the most from the competitive energy environment. Exelon Energy's locally-based sales representatives have a wealth of experience in energy products and services and bring a depth of knowledge to the retail energy markets it serves.

EXELON BUSINESS SERVICES COMPANY

Exelon Business Services Company, LLC (BSC), is a direct, wholly-owned subsidiary of Exelon Corporation providing quality products and services in a cost-effective manner to all Exelon companies. There are thirteen BSC practice areas: Audit and Controls, Commercial Operations Group (which includes accounts payable and payroll), Communications and Public Affairs, Corporate Strategy and Exelon 2020, Corporate Security, Corporate Development, Finance, Government Affairs and Public Policy, Human Resources, Information Technology, Legal and Governance, Real Estate and Supply.

BSC's approximately 2,200 employees in northern Illinois, Pennsylvania and other Exelon business locations deliver value by providing coordinated, cost-efficient high-quality services and developing enterprise-wide and organization-specific solutions.

In 2009, BSC initiated cost-reduction actions including budget and position reductions. Service level commitments were met or exceeded across BSC even with far-reaching cost management initiatives. Of particular note was the Supply organization's Rapid Resourcing effort, which resulted in $150 million in value to Exelon and its companies.

EXELON TRANSMISSION COMPANY

Formed in October 2009, Exelon Transmission Company is a wholly-owned subsidiary of Exelon that aims to capitalize on the growing national market for new transmission capacity. U.S. companies are projected to spend $60 billion to $100 billion on transmission development by 2020. Exelon Transmission Company will partner with utilities, transmission developers, renewable developers, regulators and others to build the next generation of reliable electric transmission in the United States. Drawing on Exelon's deep experience, broad resources and strategic Illinois footprint, Exelon Transmission Company's new transmission projects will improve reliability, reduce congestion and facilitate movement of low-carbon energy to markets nationwide.

Executive Committee



John W. Rowe
Chairman and Chief Executive Officer



Christopher M. Crane
President and Chief Operating Officer,
Exelon and President and Chief Operating Officer,
Exelon Generation



Ian P. McLean
Executive Vice President, Exelon and CEO,
Exelon Transmission Company





William A. Von Hoene, Jr.
Executive Vice President,
Finance and Legal, Exelon



Frank M. Clark
Chairman and Chief Executive Officer,
ComEd





Ruth Ann M. Gillis
Executive Vice President and Chief Administrative
and Diversity Officer, Exelon and President,
Exelon Business Services Company



Elizabeth A. Moler
Executive Vice President, Government Affairs
and Public Policy, Exelon

Andrea L. Zopp
Executive Vice President and
General Counsel, Exelon



Kenneth W. Cornew
Senior Vice President, Exelon
and President, Power Team



Matthew F. Hilzinger
Senior Vice President and
Chief Financial Officer, Exelon



Denis P. O'Brien
Executive Vice President,
Exelon and President and CEO, PECO

Board of Directors



John W. Rowe
Chairman and Chief Executive Officer



Bruce DeMars
Admiral (Retired), United States Navy




Paul L. Joskow
President, Alfred P. Sloan Foundation



Thomas J. Ridge
Former Secretary, Department of Homeland Security, Former Governor of Pennsylvania

John A. Canning, Jr.
Chairman, Madison Dearborn Partners, LLC

Nelson A. Diaz
Of Counsel, Cozen O'Connor




Richard W. Mies
President and Chief Executive Officer
The Mies Group, Ltd.
Admiral (Retired), United States Navy

John W. Rogers, Jr.
Chairman and Chief Executive Officer
Ariel Investments, LLC

M. Walter D'Alessio
Vice Chairman, NorthMarq Capital, Inc.

Sue L. Gin
Chairman and Chief Executive Officer,
Flying Food Group, LLC




John M. Palms, Ph.D.
Distinguished President Emeritus,
University of South Carolina

Stephen D. Steinour
Chairman, President and
Chief Executive Officer,
Huntington Bancshares Incorporated

Nicholas DeBenedictis
Chairman, Chief Executive Officer and President
Aqua America, Inc.

Rosemarie B. Greco
Senior Advisor to the Governor of Pennsylvania,
Health Care Reform






William C. Richardson, Ph.D.
President and Chief Executive Officer Emeritus,
W. K. Kellogg Foundation



Don Thompson
President and Chief Operating Officer
McDonald's Corporation

Financial Section

in millions, except for per share data	For the Years Ended December 31, 2009	2008	2007	2006	2005
Statement of Operations data:					
Operating revenues	$ 17,318	$ 18,859	$ 18,916	$ 15,655	$ 15,357
Operating income	4,750	5,299	4,668	3,521	2,724
Income from continuing operations	$ 2,706	$ 2,717	$ 2,726	$ 1,590	$ 951
Income from discontinued operations	1	20	10	2	14
Income before cumulative effect of changes in accounting principles	2,707	2,737	2,736	1,592	965
Cumulative effect of changes in accounting principles (net of income taxes)	–	–	–	–	(42)
Net income [a]	$ 2,707	$ 2,737	$ 2,736	$ 1,592	$ 923
Earnings per average common share (diluted):					
Income from continuing operations	$ 4.09	$ 4.10	$ 4.03	$ 2.35	$ 1.40
Income from discontinued operations	–	0.03	0.02	–	0.02
Cumulative effect of changes in accounting principles (net of income taxes)	–	–	–	–	(0.06)
Net income	$ 4.09	$ 4.13	$ 4.05	$ 2.35	$ 1.36
Dividends per common share	$ 2.10	$ 2.03	$ 1.76	$ 1.60	$ 1.60
Average shares of common stock outstanding – diluted	662	662	676	676	676

(a) The changes between 2007 and 2006, and 2006 and 2005, were primarily due to the impact of the goodwill impairment charges of $776 million and $1.2 billion in 2006 and 2005, respectively.

Summary of Earnings and Financial Condition

in millions					December 31,
	2009	2008[c]	2007[b],[c]	2006[b],[c]	2005[b],[c]
Balance Sheet data:					
Current assets	$ 5,441	$ 5,130	$ 4,416	$ 4,130	$ 3,808
Property, plant and equipment, net	27,341	25,813	24,153	22,775	21,981
Noncurrent regulatory assets	4,872	5,940	5,133	5,808	4,734
Goodwill[a]	2,625	2,625	2,625	2,694	3,475
Other deferred debits and other assets	8,901	8,038	8,760	7,933	7,858
Total assets	$ 49,180	$ 47,546	$ 45,087	$ 43,340	$ 41,856
Current liabilities	$ 4,238	$ 3,811	$ 5,466	$ 4,871	$ 5,759
Long-term debt, including long-term debt to financing trusts	11,385	12,592	11,965	11,911	11,760
Noncurrent regulatory liabilities	3,492	2,520	3,301	3,025	2,518
Other deferred credits and other liabilities	17,338	17,489	14,131	13,439	12,606
Minority interest	–	–	–	–	1
Preferred securities of subsidiary	87	87	87	87	87
Shareholders' equity	12,640	11,047	10,137	10,007	9,125
Total liabilities and shareholders' equity	$ 49,180	$ 47,546	$ 45,087	$ 43,340	$ 41,856

(a) The changes between 2006 and 2005 were primarily due to the impact of the goodwill impairment charge of $776 million in 2006.

(b) Exelon and Generation retrospectively reclassified certain assets and liabilities in accordance with the applicable authoritative guidance for offsetting amounts related to qualifying derivative contracts.

(c) Exelon and Generation retrospectively reclassified certain asset and liabilities with respect to option premiums into the mark-to-market net asset and liability accounts to conform to the current year presentation.

Stock Performance Graph

The performance graph below illustrates a five year comparison of cumulative total returns based on an initial investment of $100 in Exelon Corporation common stock, as compared with the Standard & Poor's (S&P) 500 Stock Index and the S&P Utility Index for the period 2005 through 2009.

This performance chart assumes:

- $100 invested on December 31, 2004, in Exelon Corporation common stock, in the S&P 500 Stock Index and in the S&P Utility Index; and
- All dividends are reinvested.


Comparison of Five-Year Cumulative Return
$250
$200
$150
$100
$0
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
Exelon Corporation
S&P 500
S&P Utilities

	Value of Investment at December 31,					
	2004	2005	2006	2007	2008	2009
Exelon Corporation	$ 100.00	$ 124.43	$ 148.97	$ 201.20	$ 141.09	$ 129.42
S&P 500	100.00	104.90	121.43	128.09	80.77	102.08
S&P Utilities	100.00	116.71	141.18	168.47	119.73	133.88

Results of Operations

(Dollars in millions, except for per share data, unless otherwise noted)	2009	2008	Favorable (Unfavorable) Variance
Operating revenues	$ 17,318	$ 18,859	$ (1,541)
Operating expenses			
Purchased power and fuel	5,281	6,582	1,301
Operating and maintenance	4,612	4,538	(74)
Operating and maintenance for regulatory required programs	63	28	(35)
Depreciation and amortization	1,834	1,634	(200)
Taxes other than income	778	778	–
Total operating expenses	12,568	13,560	992
Operating income	4,750	5,299	(549)
Other income and deductions			
Interest expense	(654)	(699)	45
Interest expense to affiliates, net	(77)	(133)	56
Equity in losses of unconsolidated affiliates	(27)	(26)	(1)
Other, net	426	(407)	833
Total other income and deductions	(332)	(1,265)	933
Income from continuing operations before income taxes	4,418	4,034	384
Income taxes	1,712	1,317	(395)
Income from continuing operations	2,706	2,717	(11)
Income from discontinued operations, net of income taxes	1	20	(19)
Net income	$ 2,707	$ 2,737	$ (30)
Diluted earnings per share	$ 4.09	$ 4.13	$ (0.04)

Exelon's net income was $2,707 million in 2009 as compared to $2,737 million in 2008, and diluted earnings per average common share were $4.09 in 2009 as compared to $4.13 in 2008. All amounts presented below are before the impact of income tax.

Exelon's 2009 results were significantly affected by lower revenue net of purchased power and fuel expense at Generation of $411 million. This decrease was primarily due to reduced net mark-to-market gains from its hedging activities of $271 million and unfavorable portfolio and market conditions of $206 million. Additionally, Generation experienced higher nuclear fuel costs of $74 million. Partially offsetting these decreases were lower costs associated with the Illinois Settlement of $123 million.

ComEd experienced higher revenue net of purchased power expense of $155 million despite unfavorable weather conditions and reduced load. Distribution pricing increased ComEd's operating revenues by $214 million primarily due to the ICC's September 2008 order in the 2007 distribution rate case. This increase was partially offset by the impact of current economic conditions and unfavorable weather, which reduced ComEd's load resulting in lower revenue net of purchased power expense of $40 million and $45 million, respectively.

PECO had a slight increase of $16 million in its revenue net of purchased power and fuel expense primarily due to increased gas distribution rates effective January 1, 2009, resulting from the settlement of 2008 rate case, which provided $77 million of additional revenues in 2009. PECO's increased revenues also reflected the impact of lower electric distribution rates in 2008 of $22 million primarily due to the refund of the 2007 Pennsylvania Public Realty Tax Act settlement (which was completely offset in charges recorded in taxes other than income). Similar to ComEd, these increases were partially offset by the impact of current economic conditions and unfavorable weather, which reduced PECO's load resulting in lower revenue net of purchased power and fuel expense of $69 million and $21 million, respectively.

Exelon's 2009 results were also affected by higher operating and maintenance expense at Generation. In March 2009, Generation re-evaluated the fair value of the Handley and Mountain Creek stations due to the continued decline in forward energy prices, which resulted in a $223 million impairment charge. In December 2009, Generation announced that it had notified PJM of its intention to permanently retire four fossil-fired generation units in Pennsylvania because they are no longer economic to operate and are not required to meet demand for electricity in the region. In connection with the announced retirements, Generation recorded a charge of $24 million related to exit costs as well as $32 million of accelerated depreciation.

Additionally, Exelon's pension and other postretirement benefits expense increased by $160 million in 2009 due to lower than expected pension and postretirement plan asset returns in 2008. There was also a scheduled increase in Competitive Transition Charge (CTC) amortization expense at PECO of $90 million in accordance with its 1998 restructuring settlement and increased depreciation of $69 million across the Registrants due to ongoing capital expenditures.

In response to current market and economic conditions, Exelon implemented a cost savings program in 2009. This initiative included job reductions, for which Exelon recorded a $34 million charge related to severance expenses, and a $350 million discretionary contribution to Exelon's largest pension fund, which is expected to reduce pension expense over the next ten years. PECO generated additional cost savings through enhancements to credit processes and increased collection and termination activities initiated in 2008, which reduced uncollectible accounts expense by $97 million. In addition, ComEd's and PECO's incremental storm-related costs decreased operating and maintenance expense by $40 million and $9 million, respectively.

Exelon's interest expense decreased by $140 million primarily due to lower outstanding debt at ComEd and PECO and lower interest rates on Generation's Spent Nuclear Fuel obligation. Additionally, Exelon was able to capitalize on favorable capital market conditions in its refinancing of $1.2 billion of debt at Exelon and Generation originally scheduled to mature in 2011. Although this debt offering resulted in $120 million in debt extinguishment costs, it decreased Exelon's average cost of debt while also extending the maturities of the debt.

Exelon's 2009 results were also significantly affected by nuclear decommissioning trust fund (NDT) realized and unrealized gains of $256 million in 2009 compared to realized and unrealized losses of $308 million in 2008 for the former AmerGen nuclear generating units and portions of the Peach Bottom nuclear generating units (Non-Regulatory Agreement Units) as a result of improved market performance.

Finally, Exelon reassessed anticipated apportionment of its income, resulting in a change in state deferred income tax rates, and ComEd remeasured income tax uncertainties related to its 1999 sale of fossil generating assets. These two actions resulted in an aggregate non cash gain of $83 million.

Results of Operations by Business Segment

The comparisons of 2009 and 2008 operating results and other statistical information set forth below include intercompany transactions, which are eliminated in Exelon's consolidated financial statements.

Net Income (Loss) from Continuing Operations by Business Segment

	2009	2008	Favorable (Unfavorable) Variance
Generation	$ 2,122	$ 2,258	$ (136)
ComEd	374	201	173
PECO	353	325	28
Other [(a)]	(143)	(67)	(76)
Total	$ 2,706	$ 2,717	$ (11)

(a) Other primarily includes corporate operations, Exelon Business Service Company, LLC (BSC), investments in synthetic fuel-producing facilities and intersegment eliminations.

Net Income (Loss) by Business Segment

	2009	2008	Favorable (Unfavorable) Variance
Generation	$ 2,122	$ 2,278	$ (156)
ComEd	374	201	173
PECO	353	325	28
Other [(a)]	(142)	(67)	(75)
Total	$ 2,707	$ 2,737	$ (30)

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Results of Operations – Generation

(Dollars in millions)	2009	2008	Favorable (Unfavorable) Variance
Operating revenues	$ 9,703	$ 10,754	$ (1,051)
Purchased power and fuel expense	2,392	3,572	640
Revenue net of purchased power and fuel expense	6,771	7,182	(211)
Other operating expenses			
Operating and maintenance	2,938	2,717	(221)
Depreciation and amortization	333	274	(59)
Taxes other than income	205	197	(8)
Total operating expenses	3,476	3,188	(288)
Operating income	3,295	3,994	(699)
Other income and deductions			
Interest expense	(113)	(136)	23
Equity in losses of unconsolidated affiliates	(3)	(1)	(2)
Other, net	376	(469)	845
Total other income and deductions	260	(606)	866
Income from continuing operations before income taxes	3,555	3,388	167
Income taxes	1,433	1,130	(303)
Income from continuing operations	2,122	2,258	(136)
Discontinued operations			
Gain on disposal of discontinued operations	–	20	(20)
Income from discontinued operations	–	20	(20)
Net income	$ 2,122	$ 2,278	$ (156)

Generation's 2009 results compared to 2008 were significantly affected by lower revenue net of purchased power and fuel expense primarily due to unfavorable portfolio and market conditions, including decreased net mark-to-market gains from its hedging activities, and revenue from certain long options in Generation's proprietary trading portfolio recorded in 2008. Additionally, Generation's revenue net of purchased power and fuel expense was affected by gains related to the settlement of uranium supply agreements in 2008 and higher nuclear fuel costs in 2009 due to rising nuclear fuel prices. The decrease in Generation's revenues net of purchased power and fuel expense was partially offset by lower costs related to the Illinois Settlement.

Generation's 2009 results compared to 2008 were further affected by higher operating and maintenance expenses. Higher operating and maintenance expense was primarily due to a $223 million charge associated with the impairment of the Handley and Mountain Creek stations and costs associated with the announced shut-down of three coal-fired and one dual fossil-fired generation unit in Pennsylvania. These actions were a direct result of current and future expected market conditions. Market conditions also contributed to lower than expected pension and postretirement plan asset returns in 2008, which resulted in higher pension and other postretirement benefits expense in 2009. Operating and maintenance expense increases were partially offset by the favorable results of Exelon's companywide cost savings initiative and lower nuclear refueling outage costs.

Additionally, due to a significant rebound in the financial markets, Generation experienced strong performance in its NDT funds in 2009. As a result, Generation's earnings improved as its NDTs of the Non-Regulatory Agreement Units had significant net realized and unrealized gains in 2009 compared to significant net realized and unrealized losses in 2008.

Results of Operations – ComEd

(Dollars in millions)	2009	2008	Favorable (Unfavorable) Variance
Operating revenues	$ 5,774	$ 6,136	$ (362)
Purchased power expense	3,065	3,582	517
Revenue net of purchased power expense	2,709	2,554	155
Other operating expenses			
Operating and maintenance	1,028	1,097	69
Operating and maintenance for regulatory required programs	63	28	(35)
Depreciation and amortization	494	464	(30)
Taxes other than income	281	298	17
Total other operating expenses	1,866	1,887	21
Operating income	843	667	176
Other income and deductions			
Interest expense, net	(319)	(348)	29
Equity in losses of unconsolidated affiliates	–	(8)	8
Other, net	79	18	61
Total other income and deductions	(240)	(338)	98
Income before income taxes	603	329	274
Income taxes	229	128	(101)
Net income	$ 374	$ 201	$ 173

The increase in ComEd's net income was driven primarily by higher revenue net of purchased power expense, reflecting increased distribution rates effective September 16, 2008, partially offset by a decline in electric deliveries, primarily resulting from unfavorable weather conditions and reduced load in 2009. In addition, ComEd's increase in net income reflects lower operating and maintenance expenses, lower interest expense, and higher interest income related to the 2009 remeasurement of uncertain income tax positions.

The reduction in operating and maintenance expense reflects Exelon's company-wide cost savings initiative in 2009. The initiative included job reductions, for which ComEd recorded a charge for severance expense as a cost to achieve these savings. ComEd also benefited from decreased storm expenses. Operation and maintenance expense reflect increased pension and other postretirement benefits expense due to lower than expected pension and postretirement plan asset returns in 2008. In the September 2008 rate case ruling, the ICC mandated fixed asset disallowances while allowing certain regulatory assets, which were recorded as a net one-time charge in 2008.

Depreciation and amortization expenses increased due to higher plant balances and new depreciation rates effective January 1, 2009. ComEd experienced a decrease in interest expense primarily due to lower outstanding debt in 2009. ComEd also recorded higher interest income related to the remeasurement in 2009 of uncertain income tax positions.

Results of Operations – PECO

(Dollars in millions)	2009	2008	Favorable (Unfavorable) Variance
Operating revenues	$ 5,311	$ 5,567	$ (256)
Purchased power expense and fuel expense	2,746	3,018	272
Revenue net of purchased power expense and fuel expense	2,565	2,549	16
Other operating expenses			
Operating and maintenance	640	731	91
Depreciation and amortization	952	854	(98)
Taxes other than income	276	265	(11)
Total other operating expenses	1,868	1,850	(18)
Operating income	697	699	(2)
Other income and deductions			
Interest expense, net	(187)	(226)	39
Equity in losses of unconsolidated affiliates	(24)	(16)	(8)
Other, net	13	18	(5)
Total other income and deductions	(198)	(224)	26
Income before income taxes	499	475	24
Income taxes	146	150	4
Net income	353	325	28
Preferred stock dividends	4	4	–
Net income on common stock	$ 349	$ 321	$ 28

The increase in net income was driven primarily by increased operating revenue net of purchased power and fuel expense and decreased interest expense, which was partially offset by increased operating expenses. The increase in revenue net of purchased power and fuel expense was primarily related to increased gas distribution rates effective January 1, 2009, which were partially offset by reduced electric delivery volume and unfavorable weather conditions.

PECO's operating expenses increased as a result of increased scheduled CTC amortization expense and pension and other postretirement benefits expense due to lower than expected pension and postretirement plan asset returns in 2008. The increased operating expenses were partially offset by decreased allowance for uncollectible accounts expense.

PECO also experienced a decrease in gross receipts tax expense primarily due to a rate reduction.

Consolidated Statements of Operations

Exelon Corporation and Subsidiary Companies

(in millions, except for per share data)	For the Years Ended December 31, 2009	2008	2007
Operating revenues	$ 17,318	$ 18,859	$ 18,916
Operating expenses			
Purchased power	3,215	4,270	5,282
Fuel	2,066	2,312	2,360
Operating and maintenance	4,612	4,538	4,289
Operating and maintenance for regulatory required programs	63	28	–
Depreciation and amortization	1,834	1,634	1,520
Taxes other than income	778	778	797
Total operating expenses	12,568	13,560	14,248
Operating income	4,750	5,299	4,668
Other income and deductions			
Interest expense	(654)	(699)	(647)
Interest expense to affiliates, net	(77)	(133)	(203)
Equity in losses of unconsolidated affiliates	(27)	(26)	(106)
Other, net	426	(407)	460
Total other income and deductions	(332)	(1,265)	(496)
Income from continuing operations before income taxes	4,418	4,034	4,172
Income taxes	1,712	1,317	1,446
Income from continuing operations	2,706	2,717	2,726
Discontinued operations			
Income (loss) from discontinued operations (net of taxes of $0, $1 and $3,respectively)	1	(1)	6
Gain on disposal of discontinued operations (net of taxes of $0, $14 and $2,respectively)	–	21	4
Income from discontinued operations	1	20	10
Net income	$ 2,707	$ 2,737	$ 2,736

Consolidated Statements of Operations

Exelon Corporation and Subsidiary Companies

(in millions, except for per share data)	For the Years Ended December 31, 2009	2008	2007
Average shares of common stock outstanding			
Basic	659	658	670
Diluted	662	662	676
Earnings per average common share – basic:			
Income from continuing operations	$ 4.10	$ 4.13	$ 4.06
Income from discontinued operations	–	0.03	0.02
Net income	$ 4.10	$ 4.16	$ 4.08
Earnings per average common share – diluted:			
Income from continuing operations	$ 4.09	$ 4.10	$ 4.03
Income from discontinued operations	–	0.03	0.02
Net income	$ 4.09	$ 4.13	$ 4.05
Dividends per common share	$ 2.10	$ 2.03	$ 1.76

The information in the Consolidated Statements of Operations shown above is a replication of the information in the Consolidated Statements of Operations in Exelon's 2009 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 152 through 342 of Exelon's 2009 Form 10-K filed with the Securities and Exchange Commission (SEC). See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 63 through 130 of Exelon's 2009 Form 10-K filed with the SEC.

Consolidated Statements of Cash Flows

Exelon Corporation and Subsidiary Companies

(in millions)	For the Years Ended December 31, 2009	2008	2007
Cash flows from operating activities			
Net income	$ 2,707	$ 2,737	$ 2,736
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortization and accretion, including nuclear fuel amortization	2,601	2,308	2,183
Impairment of long-lived assets	223	–	–
Deferred income taxes and amortization of investment tax credits	756	374	(104)
Net fair value changes related to derivatives	(95)	(515)	102
Net realized and unrealized (gains) losses on nuclear decommissioning trust fund investments	(207)	363	(70)
Other non-cash operating activities	652	870	734
Changes in assets and liabilities:			
Accounts receivable	234	67	(585)
Inventories	51	(109)	9
Accounts payable, accrued expenses and other current liabilities	(254)	(44)	146
Option premiums (paid) received, net	(40)	(124)	27
Counterparty collateral received (posted), net	196	1,027	(516)
Income taxes	(29)	(38)	160
Pension and non-pension postretirement benefit contributions	(588)	(230)	(204)
Other assets and liabilities	(113)	(135)	(122)
Net cash flows provided by operating activities	6,094	6,551	4,496
Cash flows from investing activities			
Capital expenditures	(3,273)	(3,117)	(2,674)
Proceeds from nuclear decommissioning trust fund sales	22,905	17,202	7,312
Investment in nuclear decommissioning trust funds	(23,144)	(17,487)	(7,527)
Proceeds from sales of investments	41	–	95
Purchases of investments	(28)	–	–
Change in restricted cash	35	29	(45)
Other investing activities	6	(5)	(70)
Net cash flows used in investing activities	(3,458)	(3,378)	(2,909)

Consolidated Statements of Cash Flows

Exelon Corporation and Subsidiary Companies

(in millions)	For the Years Ended December 31, 2009	2008	2007
Cash flows from financing activities			
Change in short-term debt	(56)	(405)	311
Issuance of long-term debt	1,987	2,265	1,621
Retirement of long-term debt	(1,773)	(1,398)	(262)
Retirement of long-term debt to financing affiliates	(709)	(1,038)	(1,020)
Dividends paid on common stock	(1,385)	(1,335)	(1,180)
Proceeds from employee stock plans	42	130	215
Purchase of treasury stock	–	(436)	(1,208)
Purchase of forward contract in relation to certain treasury stock	–	(64)	(79)
Other financing activities	(3)	68	102
Net cash flows used in financing activities	(1,897)	(2,213)	(1,500)
Increase in cash and cash equivalents	739	960	87
Cash and cash equivalents at beginning of period	1,271	311	224
Cash and cash equivalents at end of period	$ 2,010	$ 1,271	$ 311

The information in the Consolidated Statements of Cash Flows shown above is a replication of the information in the Consolidated Statements of Cash Flows in Exelon's 2009 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 152 through 342 of Exelon's 2009 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 63 through 130 of Exelon's 2009 Form 10-K filed with the SEC.

Consolidated Statements of Balance Sheets

Exelon Corporation and Subsidiary Companies

(in millions)	December 31, 2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ 2,010	$ 1,271
Restricted cash and investments	40	75
Accounts receivable, net		
Customer	1,563	1,928
Other	486	324
Mark-to-market derivative assets	376	480
Inventories, net, at average cost		
Fossil fuel	198	315
Materials and supplies	559	528
Other	209	209
Total current assets	5,441	5,130
Property, plant and equipment, net	27,341	25,813
Deferred debits and other assets		
Regulatory assets	4,872	5,940
Nuclear decommissioning trust funds	6,669	5,500
Investments	704	670
Investments in affiliates	20	45
Goodwill	2,625	2,625
Mark-to-market derivative assets	649	679
Other	859	1,144
Total deferred debits and other assets	16,398	16,603
Total assets	$ 49,180	$ 47,546

The information in the Consolidated Balance Sheets shown above is a replication of the information in the Consolidated Balance Sheets in Exelon's 2009 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 152 through 342 of Exelon's 2009 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 63 through 130 of Exelon's 2009 Form 10-K filed with the SEC.

Consolidated Statements of Balance Sheets

Exelon Corporation and Subsidiary Companies

(in millions)	December 31, 2009	2008
Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowings	$ 155	$ 211
Long-term debt due within one year	639	29
Long-term debt to PECO Energy Transition Trust due within one year	415	319
Accounts payable	1,345	1,416
Mark-to-market derivative liabilities	198	212
Accrued expenses	923	1,151
Deferred income taxes	152	77
Other	411	396
Total current liabilities	4,238	3,811
Long-term debt	10,995	11,397
Long-term debt due to PECO Energy Transition Trust	–	805
Long-term debt to other financing trusts	390	390
Deferred credits and other liabilities		
Deferred income taxes and unamortized investment tax credits	5,750	4,939
Asset retirement obligations	3,434	3,734
Pension obligations	3,625	4,111
Non-pension postretirement benefit obligations	2,180	2,255
Spent nuclear fuel obligation	1,017	1,015
Regulatory liabilities	3,492	2,520
Mark-to-market derivative liabilities	23	23
Other	1,309	1,412
Total deferred credits and other liabilities	20,830	20,009
Total liabilities	36,453	36,412
Commitments and contingencies		
Preferred securities of subsidiary	87	87
Shareholders' equity		
Common stock (No par value, 2,000 shares authorized, 660 and 658 shares outstanding at December 31, 2009 and 2008, respectively)	8,923	8,816
Treasury stock, at cost (35 and 35 shares held at December 31, 2009 and 2008, respectively)	(2,328)	(2,338)
Retained earnings	8,134	6,820
Accumulated other comprehensive loss, net	(2,089)	(2,251)
Total shareholders' equity	12,640	11,047
Total liabilities and shareholders' equity	$ 49,180	$47,546

The information in the Consolidated Balance Sheets shown above is a replication of the information in the Consolidated Balance Sheets in Exelon's 2009 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 152 through 342 of Exelon's 2009 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 63 through 130 of Exelon's 2009 Form 10-K filed with the SEC.

Consolidated Statements of Changes in Shareholders' Equity

Exelon Corporation and Subsidiary Companies

(Dollars in millions, shares in thousands)	Issues Shares	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2006	682,474	$ 8,314	$ (630)	$ 3,426	$ (1,103)	$ 10,007
Net income	–	–	–	2,736	–	2,736
Long-term incentive plan activity	6,455	328	–	–	–	328
Employee stock purchase plan issuances	254	16	–	–	–	16
Common stock purchases	–	(79)	(1,208)	–	–	(1,287)
Common stock dividends declared	–	–	–	(1,219)	–	(1,219)
Adoption of accounting for uncertain tax positions	–	–	–	(13)	–	(13)
Other comprehensive loss, net of income taxes of $(290)	–	–	–	–	(431)	(431)
Balance, December 31, 2007	689,183	$ 8,579	$ (1,838)	$ 4,930	$ (1,534)	$ 10,137
Net income	–	–	–	2,737	–	2,737
Long-term incentive plan activity	3,452	217	–	–	–	217
Employee stock purchase plan issuances	318	19	–	–	–	19
Common stock purchases	–	1	(500)	–	–	(499)
Common stock dividends declared	–	–	–	(1,007)	–	(1,007)
Adoption of the fair value option for financial assets and liabilities, net of income taxes of $286	–	–	–	160	(160)	–
Other comprehensive loss, net of income taxes of $(354)	–	–	–	–	(557)	(557)
Balance, December 31, 2008	692,953	$ 8,816	$ (2,338)	$ 6,820	$ (2,251)	$ 11,047
Net income	–	–	–	2,707	–	2,707
Long-term incentive plan activity	1,612	107	10	(5)	–	112
Common stock dividends	–	–	–	(1,388)	–	(1,388)
Other comprehensive income, net of income taxes of $119	–	–	–	–	162	162
Balance, December 31, 2009	694,565	$ 8,923	$ (2,328)	$ 8,134	$ (2,089)	$ 12,640

The information in the Consolidated Statements of Changes in Shareholders' Equity shown above is a replication of the information in the Consolidated Statements of Changes in Shareholders' Equity in Exelon's 2009 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 152 through 342 of Exelon's 2009 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 63 through 130 of Exelon's 2009 Form 10-K filed with the SEC.

Consolidated Statements of Comprehensive Income

Exelon Corporation and Subsidiary Companies

(in millions)	For the Years Ended December 31, 2009	2008	2007
Net income	$ 2,707	$ 2,737	$ 2,736
Other comprehensive income (loss)			
Pension and non-pension postretirement benefit plans:			
Prior service benefit reclassified to periodic benefit cost, net of income taxes of $(6), $(6) and $(4), respectively	(13)	(9)	(9)
Actuarial loss reclassified to periodic cost, net of income taxes of $74, $52 and $57, respectively	93	60	74
Transition obligation reclassified to periodic cost, net of income taxes of $2, $2 and $2, respectively	3	3	3
Pension and non-pension postretirement benefit plan valuation, net of income taxes of $47, $(959) and $1, respectively	86	(1,459)	19
Change in unrealized (loss) gain on cash flow hedges, net of income taxes of $(2), $563 and $(345), respectively	(12)	855	(513)
Change in unrealized (loss) gain on marketable securities, net of income taxes of $3, $(6) and $(1), respectively	5	(7)	(5)
Other comprehensive income (loss)	162	(557)	(431)
Comprehensive income	$ 2,869	$ 2,180	$ 2.305

The information in the Consolidated Statements of Comprehensive Income shown above is a replication of the information in the Consolidated Statements of Comprehensive Income in Exelon's 2009 Form 10-K. For complete consolidated financial statements, including notes, please refer to pages 152 through 342 of Exelon's 2009 Form 10-K filed with the SEC. See also management's discussion and analysis of financial condition and results of operation, which includes a discussion of critical accounting policies and estimates, on pages 63 through 130 of Exelon's 2009 Form 10-K filed with the SEC.

Management's Report on Internal Control Over Financial Reporting

The management of Exelon Corporation (Exelon) is responsible for establishing and maintaining adequate internal control over financial reporting. Exelon's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Exelon's management conducted an assessment of the effectiveness of Exelon's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Exelon's management concluded that, as of December 31, 2009, Exelon's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report.

February 5, 2010

Information Derived from 2009 Form 10-K

We have presented a condensed discussion of financial results, excerpts from our consolidated financial statements and a copy of our Management's Report on Internal Control Over Financial Reporting in this summary annual report. A complete discussion of our financial results and our complete consolidated financial statements, including notes, appears on pages 63 through 342 of our Form 10-K annual report for the year ended December 31, 2009. That annual report was filed with the Securities and Exchange Commission on February 5, 2010, and can be viewed and retrieved through the Commission's web site at www.sec.gov or our web site at *www.exeloncorp.com.*

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, issued a report dated February 5, 2010, on their integrated audit of our consolidated financial statements and our internal controls over financial reporting. In their report they expressed an unqualified opinion that those consolidated financial statements present fairly, in all material respects, the financial position of Exelon Corporation and its subsidiaries at December 31, 2009, and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Furthermore, they expressed an unqualified opinion that Exelon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The full text of PricewaterhouseCoopers LLP's report can be found on page 156 of our 2009 Form 10-K.

Certifications

The CEO of Exelon has made the required annual certifications for 2009 to the New York Stock Exchange and the Philadelphia Stock Exchange that Exelon is in compliance with the listing standards of those exchanges. The CEO and CFO have filed with the SEC all required certifications under section 302 of the Sarbanes-Oxley Act of 2002. These certifications are filed as Exhibits 31-1 and 31-2 to Exelon's 2009 Form 10-K.

CORPORATE PROFILE

Exelon Corporation is one of the nation's largest electric utilities with approximately $17 billion in annual revenues. The company has one of the industry's largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 485,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

INVESTOR AND GENERAL INFORMATION

Corporate Headquarters
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Transfer Agent
BNY Mellon
800.626.8729

Employee Stock Purchase Plan
877.582.5113

Employee Stock Options
888.609.3534

Investor Relations Voice Mailbox
312.394.2345

Independent Public Accountants
PricewaterhouseCoopers LLP

Web site
www.exeloncorp.com

Stock Ticker
EXC

Shareholder Inquiries

Exelon Corporation has appointed BNY Mellon Shareowner Services as its transfer agent, stock registrar, dividend disbursing agent and dividend reinvestment agent. Should you have questions concerning your registered shareholder account or the payment or reinvestment of your dividends, or if you wish to make a stock transaction or stock transfer, you may call shareholder services at BNY Mellon at the toll-free number shown to the left or access their website at www.bnymellon.com/shareowner/isd.

Morgan Stanley Smith Barney administers the Employee Stock Purchase Plan (ESPP) and employee stock options. Should you have any questions concerning your employee plan shares or wish to make a transaction, you may call the toll-free numbers shown to the left or access their web site at www.benefitaccess.com.

The Company had approximately 135,000 holders of record of its common stock as of Dec. 31, 2009.

The 2009 Form 10-K Annual Report to the Securities and Exchange Commission was filed on Feb. 5, 2010. To obtain a copy without charge, write to Bruce G. Wilson, Senior Vice President, Deputy General Counsel, and Corporate Secretary, Exelon Corporation, Post Office Box 805398, Chicago, Illinois 60680-5398.

The Company maintains a telephone information service, which enables investors to obtain currently available information on financial performance, company news and to access shareholder services at BNY Mellon. To use this service, please call our toll-free number, 1.866.530.8108.

© 2010 Exelon / design: Paragraphs Design, Chicago / editor: Howard Karesh, Exelon Corp. / photos: Amos Chan / CEO and Executive Committee photos: Ron Wu / printing: Lithographix

The paper utilized for the printing of this report is certified by the Forest Stewardship Council, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. All the paper utilized in the production of this annual report was manufactured by Mohawk Fine Papers and contains 30% post-consumer recycled fiber. Mohawk Fine Papers purchases enough Green-e certified renewable energy certificates (RECs) to match 100% of the electricity used in its operations. Mohawk has provided the calculations below on use of 33,000 pounds of paper.

The savings derived from using this paper in lieu of virgin fiber paper is equivalent to:



95 trees preserved for the future

274 lbs. waterborne waste not created

40,372 gallons wastewater flow saved

4,467 lbs. solid waste not generated

8,795 lbs. net greenhouse gases prevented

67,320,000 BTUs energy not consumed

The savings derived from choosing a paper manufactured using wind-generated electricity:

14,883 lbs. air emissions not generated

16 barrels crude oil unused

This amount of wind-generated electricity is equivalent to:

1 cars off the road for one year

1,012 trees planted



Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00949
© 1996 Forest Stewardship Council
FSC
30%



PRINTED WITH SOYINK

Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398
www.exeloncorp.com

Exelon®

©2010 Exelon



SEC Mail Processing
Section

MAR 26 2010

Washington, DC
110

SAVE

Sustainable Performance

Exelon Corporation 2009 Financial Information

Exelon Corporation 09 Financial Information

CORPORATE PROFILE

Exelon Corporation is one of the nation's largest electric utilities with approximately $17 billion in annual revenues. The company has one of the industry's largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 485,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

INVESTOR AND GENERAL INFORMATION

Corporate Headquarters
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Transfer Agent: BNY Mellon
800.626.8729

Employee Stock Purchase Plan
877.582.5113

Employee Stock Options
888.609.3534

Investor Relations Voice Mailbox
312.394.2345

Independent Public Accountants
PricewaterhouseCoopers LLP

Website
www.exeloncorp.com

Stock Ticker
EXC

Shareholder Inquiries
Exelon Corporation has appointed BNY Mellon Shareowner Services as its transfer agent, stock registrar, dividend disbursing agent and dividend reinvestment agent. Should you have questions concerning your registered shareholder account or the payment or reinvestment of your dividends, or if you wish to make a stock transaction or stock transfer, you may call shareholder services at BNY Mellon at the toll-free number shown to the left or access their website at www.bnymellon.com/shareowner/isd.

Morgan Stanley Smith Barney administers the Employee Stock Purchase Plan and employee stock options. Should you have any questions concerning your employee plan shares or wish to make a transaction, you may call the toll-free numbers shown to the left or access their website at www.benefitaccess.com.

The Company had approximately 135,000 holders of record of its common stock as of December 31, 2009.

The 2009 Form 10-K Annual Report to the Securities and Exchange Commission was filed on February 5, 2010. To obtain a copy without charge, write to Bruce G. Wilson, Senior Vice President, Deputy General Counsel and Corporate Secretary, Exelon Corporation, Post Office Box 805398, Chicago, Illinois 60680-5398.

The Company maintains a telephone information service, which enables investors to obtain currently available information on financial performance, company news and to access shareholder services at BNY Mellon. To use this service, please call our toll-free number, 1.866.530.8108.

FILING FORMAT

The information included within this Financial Information supplement has been taken from Exelon's Form 10-K annual report for the year ended December 31, 2009. That annual report was filed with the SEC on February 5, 2010 and can be viewed and retrieved through the SEC's website at *www.sec.gov* or our website at *www.exeloncorp.com.* We encourage you to consider the entire Form 10-K annual report, which contains more information about us and our subsidiaries than is presented in this financial information supplement.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this Financial Information supplement are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by Exelon include those factors discussed herein or in Exelon's 2009 Form 10-K, including those discussed in (a) Risk Factors, (b) Management's Discussion and Analysis of Financial Condition and Results of Operations, (c) Financial Statements and Supplementary Data: Note 18 and (d) other factors discussed in filings with the SEC by Exelon. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Financial Information supplement. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Financial Information supplement.

WHERE TO FIND MORE INFORMATION

Exelon's 2009 Form 10-K is available on Exelon's website at *www.exeloncorp.com* and will be made available, without charge, in print to any shareholder who requests such documents from Bruce G. Wilson, Senior Vice President, Deputy General Counsel, and Corporate Secretary, Exelon Corporation, P.O. Box 805398, Chicago, Illinois 60680-5398.

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

Exelon Corporation and Related Entities

Exelon	Exelon Corporation
Generation	Exelon Generation Company, LLC
ComEd	Commonwealth Edison Company
PECO	PECO Energy Company
BSC	Exelon Business Services Company, LLC
Exelon Corporate	Exelon's holding company
Exelon Transmission Company	Exelon Transmission Company, LLC
AmerGen	AmerGen Energy Company, LLC
ComEd Funding	ComEd Funding LLC
CTFT	ComEd Transitional Funding Trust
PEC L.P.	PECO Energy Capital, L.P.
PECO Trust III	PECO Capital Trust III
PECO Trust IV	PECO Energy Capital Trust IV
PETT	PECO Energy Transition Trust
Registrants	Exelon, Generation, ComEd, and PECO, collectively

Other Terms and Abbreviations

1998 restructuring settlement	PECO's 1998 settlement of its restructuring case mandated by the Competition Act
Act 129	Pennsylvania Act 129 of 2008
AEC	Alternative Energy Credit
AEPS Act	Pennsylvania Alternative Energy Portfolio Standards Act of 2004
AFUDC	Allowance for Funds Used During Construction
ALJ	Administrative Law Judge
AMI	Advanced Metering Infrastructure
ARC	Asset Retirement Cost
ARO	Asset Retirement Obligation
ARRA of 2009	American Recovery and Reinvestment Act of 2009
ASLB	Atomic Safety Licensing Board
Block Contracts	Forward Purchase Energy Block Contracts
CAIR	Clear Air Interstate Rule
CAMR	Federal Clear Air Mercury Rule
Competition Act	Pennsylvania Electricity Generation Customer Choice and Competition Act of 1996
CTC	Competitive Transition Charge
DOE	U.S. Department of Energy
DOJ	United States Department of Justice
DSP Program	Default Service Provider Program
EPA	Environmental Protection Agency
ERCOT	Electric Reliability Council of Texas
ERISA	Employee Retirement Income Security Act
EROA	Expected Rate of Return on Assets
ESPP	Employee Stock Purchase Plan
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
GAAP	Generally Accepted Accounting Principles in the United States
GHG	Greenhouse Gas
GWh	Gigawatt Hour
HB 80	Pennsylvania House Bill No. 80
IBEW	International Brotherhood of Electrical Workers
ICC	Illinois Commerce Commission
ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
Illinois Act	Illinois Electric Service Customer Choice and Rate Relief Law of 1997
Illinois EPA	Illinois Environmental Protection Agency
IPA	Illinois Power Agency
IRC	Internal Revenue Code
IRS	Internal Revenue Service

ISO	Independent System Operator
kV	Kilovolt
kW	Kilowatt
kWh	Kilowatt-hour
LIBOR	London Interbank Offered Rate
LLRW	Low-Level Radioactive Waste
LTIP	Long-Term Incentive Plan
MGP	Manufactured Gas Plant
MISO	Midwest Independent Transmission System Operator, Inc.
Moody's	Moody's Investor Service
mmcf	Million Cubic Feet
MRV	Market-Related Value
MW	Megawatt
MWh	Megawatt hour
NAV	Net Asset Value
NDT	Nuclear Decommissioning Trust
NEIL	Nuclear Electric Insurance Limited
NERC	North American Electric Reliability Corporation
NJDEP	New Jersey Department of Environmental Protection
NOV	Notice of Violation
NPDES	National Pollutant Discharge Elimination System
NRC	Nuclear Regulatory Commission
NWPA	Nuclear Waste Policy Act of 1982
NYMEX	New York Mercantile Exchange
OCI	Other Comprehensive Income
PA DEP	Pennsylvania Department of Environmental Protection
PAPUC	Pennsylvania Public Utility Commission
PGC	Purchased Gas Cost Clause
PJM	PJM Interconnection, LLC
POLR	Provider of Last Resort
PPA	Power Purchase Agreement
PCCA	Pennsylvania Climate Change Act
PRP	Potentially Responsible Parties
PSEG	Public Service Enterprise Group Incorporated
PURTA	Pennsylvania Public Realty Tax Act
REC	Renewable Energy Credit
RFP	Request for Proposal
RPM	PJM Reliability Pricing Model
RPS	Renewable Energy Portfolio Standards
RMC	Risk Management Committee
RTEP	Regional Transmission Expansion Plan
RTO	Regional Transmission Organization
S&P	Standard & Poor's Ratings Services
SEC	United States Securities and Exchange Commission
SFC	Supplier Forward Contract
SILO	Sale-In, Lease-Out
SNF	Spent Nuclear Fuel
SSCM	Simplified Service Cost Method
TEG	Termoelectrica del Golfo
TEP	Termoelectrica Penoles
VIE	Variable Interest Entity

GENERAL DESCRIPTION OF OUR BUSINESS

General

Exelon, a utility services holding company, operates through its principal subsidiaries—Generation, ComEd and PECO—as described below, each of which is treated as an operating segment by Exelon. See Note 20 of the Combined Notes to Consolidated Financial Statements for additional segment information.

Exelon was incorporated in Pennsylvania in February 1999. Exelon's principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 312-394-7398.

Generation

Generation's business consists of its owned and contracted electric generating facilities, its wholesale energy marketing operations and its competitive retail supply operations.

Generation was formed in 2000 as a Pennsylvania limited liability company. Generation began operations as a result of a corporate restructuring, effective January 1, 2001, in which Exelon separated its generation and other competitive businesses from its regulated energy delivery businesses at ComEd and PECO. Generation's principal executive offices are located at 300 Exelon Way, Kennett Square, Pennsylvania 19348, and its telephone number is 610-765-5959.

ComEd

ComEd's energy delivery business consists of the purchase and regulated retail sale of electricity and the provision of transmission and distribution services to retail customers in northern Illinois, including the City of Chicago.

ComEd was organized in the State of Illinois in 1913 as a result of the merger of Cosmopolitan Electric Company into the original corporation named Commonwealth Edison Company, which was incorporated in 1907. ComEd's principal executive offices are located at 440 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is 312-394-4321.

PECO

PECO's energy delivery business consists of the purchase and regulated retail sale of electricity and the provision of transmission and distribution services to retail customers in southeastern Pennsylvania, including the City of Philadelphia, as well as the purchase and regulated retail sale of natural gas and the provision of distribution services to retail customers in the Pennsylvania counties surrounding the City of Philadelphia.

PECO was incorporated in Pennsylvania in 1929. PECO's principal executive offices are located at 2301 Market Street, Philadelphia, Pennsylvania 19103, and its telephone number is 215-841-4000.

Generation

Generation is one of the largest competitive electric generation companies in the United States, as measured by owned and controlled MW. Generation combines its large generation fleet with an experienced wholesale energy marketing operation and a competitive retail supply operation. Generation's presence in well-developed wholesale energy markets, integrated hedging strategy that mitigates the adverse impact of short-term market volatility, and low-cost nuclear generating fleet that is operated consistently at high capacity factors position it well to succeed in competitive energy markets.

At December 31, 2009, Generation owned generation assets with an aggregate net capacity of 24,850 MW, including 17,009 MW of nuclear capacity. Generation controlled another 6,153 MW of capacity through long-term contracts.

Generation's wholesale marketing unit, Power Team, a major wholesale marketer of energy, draws upon Generation's energy generation portfolio and logistical expertise to ensure delivery of energy to Generation's wholesale customers under long-term and short-term contracts, including a full requirements PPA with PECO, which expires on December 31, 2010, and procurement contracts with ComEd and PECO covering a portion of their current and future electricity requirements. In addition, Power Team markets energy in the wholesale, bilateral and spot markets.

Generation's retail business provides retail electric and gas services as an unregulated retail energy supplier in Illinois, Pennsylvania, Michigan and Ohio. Generation's retail business is dependent upon continued deregulation of retail electric and gas markets and Generation's ability to obtain supplies of electricity and gas at competitive prices in the wholesale market.

Generation is a public utility under the Federal Power Act, which gives the FERC exclusive ratemaking jurisdiction over wholesale sales of electricity and the transmission of electricity in interstate commerce. Under the Federal Power Act, FERC has the authority to grant or deny market-based rates for sales of energy, capacity and ancillary services to ensure that such sales are just and reasonable. The FERC's jurisdiction over ratemaking also includes the authority to suspend the market-based rates of the utilities and set cost-based rates should the FERC find the market-based rates are not just and reasonable. Pursuant to the Federal Power Act, all public utilities subject to FERC's jurisdiction are required to file rate schedules with FERC with respect to wholesale sales and transmission of electricity. Open-Access Transmission tariffs established under FERC regulation give Generation transmission access that enables Generation to participate in competitive wholesale markets. Matters subject to FERC jurisdiction include, but are not limited to, third-party financings, review of mergers, dispositions of jurisdictional facilities and acquisitions of securities of another public utility or an existing operational generating facility; affiliate transactions; intercompany financings and cash management arrangements; certain internal corporate reorganizations; and certain holding company acquisitions of public utility and holding company securities and matters. Specific operations of Generation are also subject to the jurisdiction of various other Federal, state, regional and local agencies, including the NRC. Additionally, Generation is subject to mandatory reliability standards promulgated by the NERC, with the approval of the FERC. The promulgation of these standards has created the risk of fines and penalties being imposed by NERC and/or FERC for noncompliance. Exelon has a company-wide NERC Reliability Standards Compliance Program, which includes an employee training program, independent audits, and self assessments.

For a number of years, RTOs, such as PJM, have been formed in a number of regions to provide transmission service across multiple transmission systems. To date, PJM, the MISO, ISO-NE and Southwest Power Pool, have been approved as RTOs. The intended benefits of establishing these entities include regional planning, managing transmission congestion, developing larger wholesale markets for energy and capacity, maintaining reliability, market monitoring and the elimination or reduction of redundant transmission charges imposed by multiple transmission providers when wholesale customers take transmission service across several transmission systems.

See Note 2 of the Combined Notes to Consolidated Financial Statements for additional information.

Generating Resources

At December 31, 2009, the generating resources of Generation consisted of the following:

Type of Capacity	MW
Owned generation assets [(a)]	
Nuclear	17,009
Fossil [(b)]	6,189
Hydroelectric/Renewable	1,652
Owned generation assets	24,850
Long-term contracts [(c)]	6,153
Total generating resources	31,003

(a) See "Fuel" for sources of fuels used in electric generation.
(b) Includes 933 MW of capacity related to Units 1 and 2 at Cromby Generating Station and Units 1 and 2 Eddystone Generating station which were approved for retirement by the Exelon Board of Directors on December 1, 2009. See Plant Retirements section for further details.
(c) Long-term contracts range in duration up to 21 years.

The owned and contracted generating resources of Generation are located in the United States in the Midwest region, which is comprised of Illinois (approximately 46% of capacity), the Mid-Atlantic region, which is comprised of Pennsylvania, New Jersey, Maryland and West Virginia (approximately 37% of capacity), the Southern region, which is comprised of Texas, Georgia and Oklahoma (approximately 16% of capacity), and the New England region, which is comprised of Massachusetts and Maine (approximately 1% of capacity).

Nuclear Facilities

Generation has ownership interests in eleven nuclear generating stations currently in service, consisting of 19 units and 17,009 MW of capacity. Generation's nuclear generating stations are operated by Generation, with the exception of the two units at Salem Generating Station (Salem), which are operated by PSEG Nuclear, LLC (PSEG Nuclear), an indirect, wholly owned subsidiary of PSEG. In 2009 and 2008, electric supply (in GWh) generated from the nuclear generating facilities was 81% and 79%, respectively, of Generation's total electric supply, which also includes fossil and hydroelectric generation and electric supply purchased for resale. See Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of Generation's electric supply sources.

AmerGen Reorganization. AmerGen, a wholly owned subsidiary of Generation through January 8, 2009, owned and operated the Clinton Nuclear Power Station (Clinton), the Three Mile Island (TMI) Unit No. 1 and the Oyster Creek Generating Station (Oyster Creek) through that time. Effective January 8, 2009, AmerGen was merged into Generation, which now holds the operating licenses for Clinton, TMI and Oyster Creek.

Nuclear Operations. Capacity factors, which are significantly affected by the number and duration of refueling and non-refueling outages, can have a significant impact on Generation's results of operations. As the largest generator of nuclear power in the United States, Generation can negotiate favorable terms for the materials and services that its business requires. Generation's nuclear plants have historically benefited from minimal environmental impact from operations and a safe operating history.

During 2009 and 2008, the nuclear generating facilities operated by Generation achieved a 93.6% and 93.9% capacity factor, respectively. Generation aggressively manages its scheduled refueling outages to minimize their duration and to maintain high nuclear generating capacity factors, resulting in a stable generation base for Generation's short and long-term supply commitments and Power Team trading activities. During scheduled refueling outages, Generation performs maintenance and equipment upgrades in order to minimize the occurrence of unplanned outages and to maintain safe reliable operations.

In addition to the rigorous maintenance and equipment upgrades performed by Generation during scheduled refueling outages, Generation has extensive operating and security procedures in place to ensure the safe operation of the nuclear units. In addition, Generation has extensive safety systems in place to protect the plant, personnel and surrounding area in the unlikely event of an accident.

Regulation of Nuclear Power Generation. Generation is subject to the jurisdiction of the NRC with respect to the operation of its nuclear generating stations, including the licensing for operation of each unit. The NRC subjects nuclear generating stations to continuing review and regulation covering, among other things, operations, maintenance, emergency planning, security and environmental and radiological aspects of those stations. The NRC may modify, suspend or revoke operating licenses and impose civil penalties for failure to comply with the Atomic Energy Act, the regulations under such Act or the terms of the licenses. Changes in regulations by the NRC may require a substantial increase in capital expenditures for nuclear generating facilities and/or increased operating costs of nuclear generating units.

NRC reactor oversight results, as of December 31, 2009, show that the performance indicators for the nuclear plants operated by Generation are all in the highest performance band, with the exception of one indicator for Oyster Creek, which the NRC considers to be in an acceptable performance band.

Licenses. Generation has 40-year operating licenses from the NRC for each of its nuclear units and has received 20-year operating license renewals for Peach Bottom Units 2 and 3, Dresden Units 2 and 3, Quad Cities Units 1 and 2, Oyster Creek and TMI Unit 1. The following table summarizes the current operating license expiration dates for Generation's nuclear facilities in service:

Station	Unit	In-Service Date [(a)]	Current License Expiration
Braidwood [(b)]	1	1988	2026
	2	1988	2027
Byron [(b)]	1	1985	2024
	2	1987	2026
Clinton [(c)]	1	1987	2026
Dresden [(b, d)]	2	1970	2029
	3	1971	2031
LaSalle [(b)]	1	1984	2022
	2	1984	2023
Limerick [(e)]	1	1986	2024
	2	1990	2029
Oyster Creek [(c, f)]	1	1969	2029
Peach Bottom [(d, g)]	2	1974	2033
	3	1974	2034
Quad Cities [(b, h)]	1	1973	2032
	2	1973	2032
Salem [(d)]	1	1977	2016
	2	1981	2020
Three Mile Island [(c, i)]	1	1974	2034

(a) Denotes year in which nuclear unit began commercial operations.
(b) Stations previously owned by ComEd.
(c) Stations previously owned by AmerGen.
(d) On October 28, 2004, the NRC issued the renewed operating licenses for Dresden Unit 2 and Unit 3.
(e) Stations previously owned by PECO.
(f) On April 8, 2009, the NRC issued the renewed operating license for Oyster Creek Unit 1.
(g) On May 7, 2003, the NRC issued the renewed operating licenses for Peach Bottom Unit 2 and Unit 3.
(h) On October 28, 2004, the NRC issued the renewed operating licenses for Quad Cities Unit 1 and Unit 2.
(i) On October 22, 2009, the NRC issued the renewed operating license for Three Mile Island Unit 1.

On May 29, 2009, a coalition of citizen groups filed a Petition for Review of the NRC's renewal of Oyster Creek's operating license in the United States Court of Appeals for the Third Circuit. If the appeal is successful, it is unlikely that it would result in a revocation of the renewed license; however, it could cause the NRC to impose additional conditions over the course of the period of extended operation.

On August 18, 2009, PSEG submitted an application to the NRC to extend the operating licenses of Salem Units 1 and 2 by 20 years. The NRC is expected to spend a total of 22 to 30 months to review the application before making a decision.

Generation expects to apply for and obtain approval of license renewals for the remaining nuclear units. The operating license renewal process takes approximately four to five years from the commencement of the renewal process until completion of the NRC's review. The NRC review process takes approximately two years from the docketing of an application. Each requested license renewal is expected to be for 20 years beyond the original license expiration. Depreciation provisions are based on the estimated useful lives of the stations, which reflect the actual and assumed renewal of operating licenses for all of Generation's operating nuclear generating stations.

Nuclear Uprates. On June 12, 2009, in connection with the 38-MW increase in capacity at Generation's Quad Cities nuclear plant in Illinois, Generation announced a series of planned power uprates across its nuclear fleet that will result in between 1,300 and 1,500 MW of additional generation capacity within eight years. The uprate projects represent a total expected investment of approximately $3.5 billion, as measured in current costs. Using proven technologies, the projects take advantage of new production and measurement technologies, new materials and learning from a half-century of nuclear power operations. Uprate projects, representing approximately one quarter of the planned uprates, are underway at the Limerick and Peach Bottom nuclear stations in

Pennsylvania and the Dresden, LaSalle and Quad Cities plants in Illinois. The remainder of uprate MW will come from additional projects across Generation's nuclear fleet beginning in 2010 and ending in 2017. At 1,500 nuclear-generated MW, the uprates would displace 8 million metric tons of carbon emissions annually that would otherwise come from burning fossil fuels. The uprates are to be accomplished through an organized, strategically sequenced implementation plan. The implementation effort includes a periodic review and refinement of the project in light of changing market conditions. The amount of expenditures to implement the plan ultimately will depend on economic and policy developments, and will be made on a project-by-project basis in accordance with Exelon's normal project evaluation standards.

New Site Development. Generation pursues growth opportunities that are consistent with its disciplined approach to investing to maximize shareholder value, taking earnings, cash flow and financial risk into account. Generation has been exploring the development of a new nuclear plant located in Victoria County in southeast Texas; however, Generation has not made a decision to build a nuclear plant at this time. As a result of uncertainties in the domestic economy, the limited availability of Federal loan guarantees and related economic considerations, Generation announced on June 30, 2009, that it will seek an Early Site Permit (ESP) for its proposed new nuclear plant site rather than a construction and operating license as originally planned and filed with the NRC during 2008. The change in licensing strategy allows Generation to continue with some aspects of site evaluation and approvals while deferring a decision on construction and technology choices for up to 20 years. The ESP application is on schedule to be submitted to the NRC by March 31, 2010. Additionally, Generation continues to hold options for acquiring the land. Among the various conditions that must be resolved before any formal decision is made to build a new nuclear plant by Generation are the granting of an ESP; significant progress to resolve questions around the short-term interim and long-term permanent storage, as well as potential future recycling, of SNF; broad public acceptance of a new nuclear plant; and assurances that a new plant can be financially successful, which would entail economic analysis that would incorporate assessing construction and financing costs, including the availability of sufficient financing, production and other potential tax credits, and other key economic factors. In June 2009, Exelon and Generation approved an additional $30 million of expenditures on the project, bringing total authorized spending on the project to $130 million. Amounts spent on the project through December 31, 2009 have been expensed and total approximately $97 million. The development phase of the project is expected to extend into 2010, with approval of funding beyond the $130 million commitment subject to management review and Exelon board approval.

Nuclear Waste Disposal. There are no facilities for the reprocessing or permanent disposal of SNF currently in operation in the United States, nor has the NRC licensed any such facilities. Generation currently stores all SNF generated by its nuclear generating facilities in on-site storage pools or in dry cask storage facilities. Since Generation's SNF storage pools generally do not have sufficient storage capacity for the life of the respective plant, Generation is developing dry cask storage facilities, as necessary, to support operations.

As of December 31, 2009, Generation had approximately 52,300 SNF assemblies (12,600 tons) stored on site in SNF pools or dry cask storage. On-site dry cask storage in concert with on-site storage pools will be capable of meeting all current and future SNF storage requirements at Generation's sites through the end of the license renewal period, and through decommissioning, until the DOE completes removing SNF from the sites. The following table describes the current status of Generation's SNF storage facilities.

Site	Date for loss of full core reserve (a)
Braidwood	2013
Byron	2011
Clinton	2018
Dresden	Dry cask storage in operation
LaSalle	2010
Limerick	Dry cask storage in operation
Oyster Creek	Dry cask storage in operation
Peach Bottom	Dry cask storage in operation
Quad Cities	Dry cask storage in operation
Salem	2011
Three Mile Island (b)	2025

(a) The date for loss of full core reserve identifies when the on-site storage pool will no longer have sufficient space to receive a full complement of fuel from the reactor core. Dry cask storage will be in operation at those sites prior to the closing of their on-site storage pools.
(b) The DOE previously has indicated it will begin accepting spent fuel in 2020. If this does not occur, Three Mile Island will need an onsite dry cask storage facility.

For a discussion of matters associated with Generation's contracts with the DOE for the disposal of SNF, see Note 12 of the Combined Notes to Consolidated Financial Statements.

As a by-product of their operations, nuclear generating units produce LLRW. LLRW is accumulated at each generating station and permanently disposed of at Federally licensed disposal facilities. The Federal Low-Level Radioactive Waste Policy Act of 1980 provides that states may enter into agreements to provide regional disposal facilities for LLRW and restrict use of those facilities to waste generated within the region. Illinois and Kentucky have entered into an agreement, although neither state currently has an operational site and none is anticipated to be operational until after 2020. Pennsylvania, which had agreed to be the host site for LLRW disposal facilities for generators located in Pennsylvania, Delaware, Maryland and West Virginia, has suspended the search for a permanent disposal site.

Generation is currently utilizing on-site storage capacity at its nuclear generation stations for limited amounts of LLRW and has been shipping its LLRW to disposal facilities in Utah and South Carolina. The disposal facility in South Carolina at present is only receiving LLRW from LLRW generators in South Carolina, New Jersey (which includes Oyster Creek and Salem), and Connecticut. Due to the limited availability of LLRW disposal facilities, Generation continues to anticipate difficulties in shipping LLRW off of its sites and continues to pursue alternative disposal strategies for LLRW, including an LLRW reduction program to minimize cost impacts and on-site storage.

Nuclear Insurance. Generation is subject to liability, property damage and other risks associated with a major accidental outage at any of its nuclear stations. Generation has reduced its financial exposure to these risks through insurance and other protection provisions. See "Nuclear Insurance" within Note 18 of the Combined Notes to Consolidated Financial Statements for details.

For information regarding property insurance, see ITEM 2. Properties—Generation of Exelon's 2009 Form 10-K. Generation is self-insured to the extent that any losses may exceed the amount of insurance maintained or are within the policy deductible for its insured losses. Such losses could have a material adverse effect on Exelon's and Generation's financial condition and results of operations.

Decommissioning. NRC regulations require that licensees of nuclear generating facilities demonstrate reasonable assurance that funds will be available in specified minimum amounts at the end of the life of the facility to decommission the facility. See Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, Nuclear Decommissioning Asset Retirement Obligations and Nuclear Decommissioning Trust Fund Investments; and Notes 2, 7 and 11 of the Combined Notes to Consolidated Financial Statements for additional information regarding Generation's NDT funds and its decommissioning obligations.

Dresden Unit 1, Peach Bottom Unit 1 and Zion (Zion Station), a two-unit nuclear generation station, have ceased power generation. SNF at Dresden Unit 1 is currently being stored in dry cask storage until a permanent repository under the NWPA is completed. All SNF for Peach Bottom Unit 1, which ceased operation in 1974, has been removed from the site and the SNF pool is drained and decontaminated. SNF at Zion Station is currently stored in on-site storage pools. Generation's estimated liability to decommission Dresden Unit 1, Peach Bottom Unit 1 and Zion Station was $780 million at December 31, 2009. As of December 31, 2009, NDT funds set aside to pay for these obligations were $1,188 million.

Zion Station Decommissioning. On December 11, 2007, Generation entered into an Asset Sale Agreement with EnergySolutions Inc. and its wholly owned subsidiaries, EnergySolutions, LLC (EnergySolutions) and ZionSolutions, LLC (ZionSolutions) for decommissioning of Zion Station, which is located in Zion, Illinois and which ceased operation in 1998.

If the various closing conditions under the Asset Sale Agreement are satisfied and the transaction is completed, Generation will transfer to ZionSolutions substantially all of the assets (other than land) associated with Zion Station, including assets held in NDTs (approximately $888 million as of December 31, 2009). In consideration for Generation's transfer of those assets, ZionSolutions will assume decommissioning and other liabilities associated with Zion Station. For accounting purposes, based on agreements signed to date, the decommissioning funds are expected to continue to be recorded on Generation's balance sheet and the transferred decommissioning obligation is expected to be replaced with a payable to ZionSolutions on Generation's balance sheet. ZionSolutions will take possession and control of the land associated with Zion Station pursuant to a Lease Agreement with Generation, to be executed at the closing. Under the Lease Agreement, ZionSolutions will commit to complete the required decommissioning work according to an established schedule and will construct a dry cask storage facility on the land for the SNF currently held in SNF pools at Zion Station. Rent payable under the Lease Agreement will be $1.00 per year, although the Lease Agreement requires ZionSolutions to pay property taxes associated with Zion Station and penalty rents may accrue if there are unexcused delays in the progress of decommissioning work at Zion Station or the construction of the dry cask SNF storage facility.

To reduce any potential risk of default by EnergySolutions or ZionSolutions, EnergySolutions is required to provide a $200 million letter of credit to be used to fund decommissioning costs in case of a shortfall of decommissioning funds following specified failures of performance. EnergySolutions has also provided a performance guarantee and will enter into other agreements that will provide rights and remedies for Generation in the case of other specified events of default, including a special purpose easement for disposal capacity at the EnergySolutions site in Clive, Utah, for all LLRW volume of Zion Station. However, if the resources of EnergySolutions Inc. and its subsidiaries are inadequate to complete required decommissioning work, Generation may be required to complete the work at its own expense.

ZionSolutions and Generation will also enter into a Put Option Agreement pursuant to which ZionSolutions will have the option to transfer the remaining Zion Station assets and any associated liabilities back to Generation upon completion of all required decommissioning and other work at Zion Station. The purchase price payable under the Put Option Agreement is $1.00 plus the assumption of associated liabilities.

Completion of the transactions contemplated by the Asset Sale Agreement is subject to the satisfaction of a number of closing conditions, including the receipt of a private letter ruling from the IRS, and the approval of the license transfer from the NRC. On July 14, 2008, the IRS issued a private letter ruling indicating that the proposed transfer of the decommissioning funds would be treated as non-taxable to both Generation and EnergySolutions, and the NRC approved the license transfer request on May 4, 2009. Prior to completion of the transaction, EnergySolutions must submit a budget that demonstrates that the required work can be completed on schedule for the amount of funds held in decommissioning trusts. On October 14, 2008, EnergySolutions announced that it intended to defer the transfer of the Zion Station assets until after the financial markets stabilize and EnergySolutions reaffirms that there is sufficient value in the Zion decommissioning trust funds to ensure the success of the Zion early decommissioning project. During 2009, NDT fund balances associated with Zion Station improved to $888 million as of December 31, 2009 compared to $749 million as of December 31, 2008. Pursuant to their agreement, EnergySolutions and Generation have until December 31, 2011, to close the transaction, although the parties have rights to withdraw from the transaction before that date. Generation believes that accelerated decommissioning will make the land available for other uses earlier than originally thought possible, and can be completed cost effectively for the amounts that were collected from ratepayers and deposited into the NDT funds for Zion Station.

Fossil, Hydroelectric and Renewable Facilities

Generation operates various fossil and hydroelectric facilities and maintains ownership interests in several other facilities including LaPorte, Keystone, Conemaugh and Wyman, which are operated by third parties. In 2009 and 2008, electric supply (in GWh) generated from owned fossil and hydroelectric generating facilities was 6% and 6%, respectively, of Generation's total electric supply. The majority of this output was dispatched to support Generation's power marketing activities. For additional information regarding Generation's electric generating facilities, see ITEM 2. Properties—Generation of Exelon's 2009 Form 10-K.

Licenses. Fossil generation plants are generally not licensed and, therefore, the decision on when to retire plants is, fundamentally, a commercial one. Hydroelectric plants are licensed by FERC. The license for the Conowingo Hydroelectric Project expires on August 31, 2014 and for the Muddy Run Pumped Storage Facility Project expires on September 1, 2014. In March 2009, Generation filed a Pre-Application Document and Notice of Intent to renew the licenses, pursuant to FERC relicensing requirements. For those plants located within the control areas administered by PJM or the New England control area administered by ISO New England Inc. (ISO-NE), notice is required to be provided to PJM or ISO-NE, as applicable, before a plant can be retired.

Plant Retirements. On December 2, 2009, Exelon announced its intention to permanently retire three coal-fired generating units and one oil/gas-fired generating unit, effective May 31, 2011. The units to be retired are Cromby Generating Station Unit 1 and Unit 2 and Eddystone Generating Station Unit 1 and Unit 2. On January 5, 2010, PJM notified Exelon that based upon its preliminary analysis, the retirement of one or more of the Cromby and Eddystone units may result in reliability impacts to the transmission system. On February 1, 2010, Generation notified PJM that to the extent the retirement of these units results in reliability impacts, Generation would continue operations beyond its desired deactivation date during the period of construction of the necessary transmission upgrades, provided that Exelon receives the required environmental permits and adequate cost-based compensation. For more information regarding the proposed plant retirements, see Note 14 of the Combined Notes to Consolidated Financial Statements.

City Solar. On April 22, 2009, Exelon announced that it is developing a 10-MW solar power plant in Chicago, Illinois. The new plant supports Exelon's strategy to reduce carbon emissions associated with fossil-fueled electricity generation. As of December 31, 2009, the project is approximately 82% complete and has commenced commercial operations. The project is expected to be completed by February 28, 2010. The estimated project cost is $64 million. As of December 31, 2009, total costs incurred were approximately $51 million.

Insurance. Generation does not purchase business interruption insurance for its wholly owned fossil and hydroelectric operations. Generation maintains both property damage and liability insurance. For property damage and liability claims, Generation is self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on Exelon and Generation's financial condition and their results of operations and cash flows. For information regarding property insurance, see ITEM 2. Properties—Generation of Exelon's 2009 Form 10-K.

Long-Term Contracts

In addition to energy produced by owned generation assets, Generation sells electricity purchased under the following long-term contracts in effect as of December 31, 2009:

Seller	Location	Expiration	Capacity (MW)
Kincaid Generation, LLC	Kincaid, Illinois	2013	1,108
Tenaska Georgia Partners, LP [(a)]	Franklin, Georgia	2030	942
Tenaska Frontier, Ltd	Shiro, Texas	2020	830
Green Country Energy, LLC [(b)]	Jenks, Oklahoma	2022	795
Elwood Energy, LLC	Elwood, Illinois	2012	775
Lincoln Generating Facility, LLC	Manhattan, Illinois	2011	664
Wolf Hollow	Granbury, Texas	2023	350
Old Trail Windfarm, LLC	McLean, Illinois	2026	198
Others [(c)]	Various	2011 to 2028	491
Total			6,153

(a) Commencing June 1, 2010 and lasting for 20 years, Generation has agreed to sell its rights to 942 MW of capacity, energy, and ancillary services supplied from its existing long-term contract with Tenaska Georgia Partners, LP through a PPA with Georgia Power, a subsidiary of Southern Company.
(b) Commencing June 1, 2012 and lasting for 10 years, Generation has agreed to sell its rights to 520 MW, or approximately two-thirds, of capacity, energy, and ancillary services supplied from its existing long-term contract with Green Country Energy, LLC through a PPA with Public Service Company of Oklahoma, a subsidiary of American Electric Power Company, Inc.
(c) Includes long-term capacity contracts with seven counterparties.

Illinois Settlement Agreement

In July 2007, following extensive discussions with legislative leaders in Illinois, Generation, ComEd and other utilities and generators in Illinois reached an agreement (Illinois Settlement) with various parties concluding discussions of measures to address concerns about higher electric bills in Illinois without rate freeze, generation tax or other legislation that Exelon believes would be harmful to consumers of electricity, electric utilities, generators of electricity and the State of Illinois. Legislation reflecting the Illinois Settlement (Illinois Settlement Legislation) was signed into law in August 2007. Generation and ComEd committed to contributing $811 million to rate relief programs over the four-year period and partial funding for the IPA. Generation committed to contribute an aggregate of $747 million, consisting of $435 million to pay ComEd for rate relief programs for ComEd customers, $307.5 million for rate relief programs for customers of other Illinois utilities and $4.5 million for partially funding operations of the IPA. Through December 31, 2009, Generation has recognized net costs from its contributions of $727 million in the Statement of Operations of its total commitment of $747 million. See Note 2 of the Combined Notes to Consolidated Financial Statements for additional information regarding the Illinois Settlement Legislation.

Fuel

The following table shows sources of electric supply in GWh for 2009 and estimated for 2010:

	Source of Electric Supply [(a)]	
	2009	2010 (Est.)
Nuclear units	139,670	139,725
Purchases—non-trading portfolio	23,206	21,025
Fossil and hydroelectric units	10,189	11,674
Total supply	173,065	172,424

(a) Represents Generation's proportionate share of the output of its generating plants.

The fuel costs for nuclear generation are substantially less than for fossil-fuel generation. Consequently, nuclear generation is generally the most cost-effective way for Generation to meet its wholesale obligations, including to ComEd and PECO, and some of Generation's retail business requirements.

The cycle of production and utilization of nuclear fuel includes the mining and milling of uranium ore into uranium concentrates, the conversion of uranium concentrates to uranium hexafluoride, the enrichment of the uranium hexafluoride and the fabrication of fuel assemblies. Generation has uranium concentrate inventory and supply contracts sufficient to meet all of its uranium concentrate requirements through 2013. Generation's contracted conversion services are sufficient to meet all of its uranium conversion requirements through 2015. All of Generation's enrichment requirements have been contracted through 2012. Contracts for fuel fabrication have been obtained through 2013. Generation does not anticipate difficulty in obtaining the necessary uranium concentrates or conversion, enrichment or fabrication services to meet the nuclear fuel requirements of its nuclear units.

Coal is procured primarily through annual supply contracts, with the remainder supplied through either short-term contracts or spot-market purchases.

Natural gas is procured through annual, monthly and spot-market purchases. Some fossil generation stations can use either oil or natural gas as fuel. Fuel oil inventories are managed so that in the winter months sufficient volumes of fuel are available in the event of extreme weather conditions and during the remaining months to take advantage of favorable market pricing.

Generation uses financial instruments to mitigate price risk associated with certain commodity price exposures. Generation also hedges forward price risk with both over-the-counter and exchange-traded instruments. See Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates and Note 8 of the Combined Notes to Consolidated Financial Statements for additional information regarding derivative financial instruments.

Power Team

Generation's wholesale marketing and retail electric supplier operations include the physical delivery and marketing of power obtained through its generation capacity and through long-term, intermediate-term and short-term contracts. Generation seeks to maintain a net positive supply of energy and capacity, through ownership of generation assets and power purchase and lease agreements, to protect it from the potential operational failure of one of its owned or contracted power generating units. Generation has also contracted for access to additional generation through bilateral long-term PPAs. PPAs are commitments related to power generation of specific generation plants and/or are dispatchable in nature similar to asset ownership. Generation enters into PPAs as part of its overall strategic growth plan, with objectives such as obtaining low-cost energy supply sources to meet its physical delivery obligations to customers and assisting customers to meet renewable portfolio standards. Power Team may buy power to meet the energy demand of its customers, including ComEd and PECO. These purchases may be for more than the energy demanded by Power Team's customers. Power Team then sells this open position, along with capacity not used to meet customer demand, in the wholesale electricity markets. Where necessary, Generation has also purchased transmission service to ensure that it has reliable transmission capacity to physically move its power supplies to meet customer delivery needs in markets without an organized RTO. Generation also incorporates contingencies into its planning for extreme weather conditions, including potentially reserving capacity to meet summer loads at levels representative of warmer-than-normal weather conditions.

Power Team also manages the price and supply risks for energy and fuel associated with generation assets and the risks of power marketing activities. Generation implements a three-year ratable sales plan to align its hedging strategy with its financial objectives. Generation also enters into transactions that are outside of this ratable sales plan, such as the ComEd swap which runs into 2013. However, except for the ComEd swap arrangement described below, Generation is exposed to relatively greater commodity price risk beyond 2010 for which a larger portion of its electricity portfolio may be unhedged. Generation has been and will continue to be proactive in using hedging strategies to mitigate this risk in subsequent years. As of December 31, 2009, the percentage of expected generation hedged was 91% – 94%, 69% – 72%, and 37% – 40% for 2010, 2011 and 2012, respectively. The percentage of expected generation hedged is the amount of equivalent sales divided by the expected generation. Expected generation represents the amount of energy estimated to be generated or purchased through owned or contracted capacity. Equivalent sales represent all hedging products, which include cash flow hedges, other derivatives and certain non-derivative contracts, including sales to ComEd and PECO to serve their retail load. A portion of Generation's hedging strategy may be implemented through the use of fuel products based on assumed correlations between power and fuel prices, which routinely change in the market. The trading portfolio is subject to a risk management policy that includes stringent risk management limits including volume, stop-loss and value-at-risk limits to manage exposure to market risk. Additionally, the corporate risk management group and Exelon's RMC monitor the financial risks of the power marketing activities. Power Team also uses financial and commodity contracts for proprietary trading purposes but this activity accounts for only a small portion of Power Team's efforts.

At December 31, 2009, Generation's short and long-term commitments relating to the purchase and sale of energy and capacity from and to unaffiliated utilities and others were as follows:

(in millions)	Net Capacity Purchases (a)	Power Only Purchases (b)	Power Only Sales	Transmission Rights Purchases (c)
2010	$ 305	$ 91	$1,307	$ 10
2011	291	49	1,046	9
2012	274	22	568	9
2013	151	—	238	6
2014	145	—	120	—
Thereafter	1,105	—	761	—
Total	$2,271	$162	$4,040	$ 34

(a) Net capacity purchases include PPAs and other capacity contracts that are accounted for as operating leases. Amounts presented in the commitments represent Generation's expected payments under these arrangements at December 31, 2009. Expected payments include certain capacity charges which are conditional on plant availability.
(b) Excludes renewable energy PPA contracts that are contingent in nature.
(c) Transmission rights purchases include estimated commitments for additional transmission rights that will be required to fulfill firm sales contracts.

On January 1, 2007, Generation began supplying a portion of ComEd's load through staggered SFCs resulting from an ICC-approved "reverse auction" in 2006. Approximately 35% of the contracted supply from the 2006 auction was awarded to Generation. Under the terms of the auction, one-third of the contracted load expired in May 2008, another one-third expired in May 2009 and the remaining load will expire in May 2010. For the period from June 2008 to May 2009, Generation was awarded standard block energy purchase contracts with ComEd through an ICC-approved RFP. ComEd purchased the remainder of its energy load for this period on the spot market and through the existing SFCs. In addition, in order to fulfill a requirement of the Illinois Settlement to mitigate the price risk inherent in this plan, ComEd locked in a portion of the energy price through a five-year financial swap contract with Generation.

The Illinois Settlement Legislation established a new competitive process, effective June 2009, for energy procurement to be managed by the IPA, with oversight by the ICC. The IPA's plan for ComEd's procurement of energy from June 2009 through May 2010 was approved by the ICC in January 2009. Under the IPA's plan, Generation will continue to supply a portion of ComEd's energy load. See Notes 2 and 8 of the Combined Notes to Consolidated Financial Statements for additional information regarding ComEd's procurement-related proceedings and the financial swap contract.

Generation has a PPA with PECO under which Generation has agreed to supply PECO with all of PECO's electric supply needs through 2010. Generation supplies electricity to PECO from its portfolio of generation assets, PPAs and other market sources. Subsequent to 2010, PECO will procure all of its electricity from market sources, including Generation. See PECO—Retail Electric Services, Pennsylvania Transition-Related and Regulatory Matters for additional information regarding PECO's competitive, full-requirements energy-supply procurement process after 2010.

Capital Expenditures

Generation's business is capital intensive and requires significant investments in energy generation and in other internal infrastructure projects. Generation's estimated capital expenditures for 2010 are as follows:

(in millions)	
Production plant	$1,126
Nuclear fuel (a)	848
Total	$1,974

(a) Includes Generation's share of the investment in nuclear fuel for the co-owned Salem plant

ComEd

ComEd is engaged principally in the purchase and regulated retail sale of electricity and the provision of distribution and transmission services to a diverse base of residential, commercial and industrial customers in northern Illinois. ComEd is a public utility under the Illinois Public Utilities Act subject to regulation by the ICC related to distribution rates and service, the issuance of securities, and certain other aspects of ComEd's business. ComEd is a public utility under the Federal Power Act subject to regulation by FERC related to transmission rates and certain other aspects of ComEd's business. Specific operations of ComEd are also subject to the jurisdiction of various other Federal, state, regional and local agencies. Additionally, ComEd is subject to mandatory reliability standards set by the NERC, for which Exelon has formed a company-wide NERC Reliability Standards Compliance Program.

ComEd's retail service territory has an area of approximately 11,300 square miles and an estimated population of 8 million. The service territory includes the City of Chicago, an area of about 225 square miles with an estimated population of 3 million. ComEd has approximately 3.8 million customers.

ComEd's franchises are sufficient to permit it to engage in the business it now conducts. ComEd's franchise rights are generally nonexclusive rights documented in agreements and, in some cases, certificates of public convenience issued by the ICC. With few exceptions, the franchise rights have stated expiration dates ranging from 2010 to 2066. ComEd anticipates working with the appropriate agencies to extend or replace the franchise agreements prior to expiration.

ComEd's kWh sales and peak electricity load are generally higher during the summer and winter months, when temperature extremes create demand for either summer cooling or winter heating. ComEd's highest peak load occurred on August 1, 2006 and was 23,613 MW; its highest peak load during a winter season occurred on January 15, 2009 and was 16,328 MW.

Retail Electric Services

Under Illinois law, transmission and distribution service is regulated, while electric customers are allowed to purchase generation from a competitive electric generation supplier.

As of December 31, 2009, several competitive electric generation suppliers have been granted approval by the ICC to serve retail electricity customers in Illinois. There are currently a minimal number of residential customers being served by alternate suppliers. At December 31, 2009, approximately 53,400 retail customers (primarily commercial and industrial customers), representing approximately 52% of ComEd's annual retail kWh sales, had elected to purchase their electricity from a competitive electric generation supplier. Customers who receive electricity from a competitive electric generation supplier continue to pay a delivery charge to ComEd.

Under Illinois law, ComEd is required to deliver electricity to all customers. ComEd's obligation to provide fixed-price full service electric service including generation supply service, which is referred to as POLR obligations, varies by customer size. ComEd's obligation to provide such service to residential customers and other small customers with demands of under 100 kW continues for all customers who do not or cannot choose a competitive electric generation supplier or who choose to return to the utility after taking service from a competitive electric generation supplier. ComEd does not have a fixed-price full service obligation to many of its largest customers with demands of 400 kW or greater, as this group of customers has previously been declared competitive. ComEd has full service obligations for customers with demands of 100-400 kW through May 2010. Customers with competitive declarations may still purchase power and energy from ComEd, but only at hourly market prices.

Delivery Service Rate Cases. In August 2005, ComEd filed a rate case with the ICC to comprehensively revise its tariffs and to adjust rates for delivering electricity effective January 2007. During 2006, the ICC issued various orders associated with this case, which resulted in a total annual rate increase of $83 million effective January 2007. ComEd and various other parties appealed the rate order to the courts. In September 2009, the Illinois Appellate Court affirmed the ICC's order and denied the appeals. Several parties have asked the Appellate Court to rehear some of the rate design issues addressed in the opinion. There is no set time in which the court must act.

In October 2007, ComEd filed a rate case with the ICC for approval to increase its delivery service revenue requirement by approximately $360 million. The ICC issued an order in the rate case approving a $274 million increase in the annual revenue requirement, which became effective in September 2008. ComEd and several other parties have filed appeals of the rate order with the courts. ComEd cannot predict the timing of resolution or the results of the appeals. In the event the order is ultimately changed, the changes are expected to be prospective.

Procurement Related Proceedings. ComEd is permitted to recover its electricity procurement costs from retail customers without mark-up. Beginning on January 1, 2007, ComEd procured 100% of energy to meet its load service requirements through ICC-approved staggered SFCs with various suppliers, including Generation. Under the terms of the auction, one-third of the contracted load expired in May 2008, another one-third expired in May 2009 and the remaining load will expire in May 2010. For the period from June 2008 to May 2009, the ICC approved an interim plan under which ComEd procured a portion of its energy load through an RFP for standard wholesale products. ComEd purchased the remainder of its energy load for this period on the spot market and through the existing SFCs. ComEd hedged the price of a significant portion of energy purchased on the spot market with a five-year variable to fixed financial swap contract with Generation.

Beginning in June 2009, under the Illinois Settlement Legislation, the IPA designs, and the ICC approves an electricity supply portfolio for ComEd and administers a competitive process under which ComEd procures its electricity supply. On January 7, 2009, the ICC approved the IPA's plan for the procurement of ComEd's expected energy requirements from June 2009 through May 2010 and a portion of ComEd's expected energy requirements from June 2010 through May 2011. On December 28, 2009, the ICC approved the IPA's procurement plan covering the period June 2010 through May 2015. See Notes 2 and 8 of the Combined Notes to Consolidated Financial Statements for additional information regarding ComEd's procurement-related proceedings and the financial swap contract.

Other. Illinois law provides that in the event an electric utility, such as ComEd, experiences a continuous power interruption of four hours or more that affects (in ComEd's case) 30,000 or more customers, the utility may be liable for actual damages suffered by customers as a result of the interruption and may be responsible for reimbursement of local governmental emergency and contingency expenses incurred in connection with the interruption. Recovery of consequential damages is barred. The affected utility may seek from the ICC a waiver of these liabilities when the utility can show that the cause of the interruption was unpreventable damage due to weather events or conditions, customer tampering, or certain other causes enumerated in the law. During the years 2009, 2008 and 2007, ComEd does not believe that it had any interruptions that have triggered this damage liability or reimbursement requirement.

Construction Budget

ComEd's business is capital intensive and requires significant investments primarily in energy transmission and distribution facilities, to ensure the adequate capacity and reliability of its system. Based on PJM's RTEP, ComEd has various construction commitments, as discussed in Note 18 of the Combined Notes to Consolidated Financial Statements. ComEd's most recent estimate of capital expenditures for electric plant additions and improvements for 2010 is $935 million.

PECO

PECO is engaged principally in the purchase and regulated retail sale of electricity and the provision of transmission and distribution services to retail customers in southeastern Pennsylvania, including the City of Philadelphia, as well as the purchase and regulated retail sale of natural gas and the provision of distribution services to retail customers in the Pennsylvania counties surrounding the City of Philadelphia. PECO is a public utility under the Pennsylvania Public Utility Code subject to regulation by the PAPUC as to electric and gas rates and service, the issuances of certain securities and certain other aspects of PECO's operations. PECO is a public utility under the Federal Power Act subject to regulation by FERC as to transmission rates and certain other aspects of PECO's business and by the U.S. Department of Transportation as to pipeline safety and other aspects of gas operations. Specific operations of PECO are subject to the jurisdiction of various other Federal, state, regional and local agencies. Additionally, PECO is also subject to mandatory reliability standards by the NERC, for which Exelon has a company-wide NERC Reliability Standards Compliance Program.

PECO's combined electric and natural gas retail service territory has an area of approximately 2,100 square miles and an estimated population of 3.7 million. PECO provides electric delivery service in an area of approximately 1,900 square miles, with a population of approximately 3.7 million, including 1.4 million in the City of Philadelphia. PECO supplies natural gas service in an area of approximately 1,900 square miles in southeastern Pennsylvania adjacent to the City of Philadelphia, with a population of approximately 2.3 million. PECO delivers electricity to approximately 1.6 million customers and natural gas to approximately 485,000 customers.

PECO has the necessary authorizations to furnish regulated electric and natural gas service in the various municipalities or territories in which it now supplies such services. PECO's authorizations consist of charter rights and certificates of public convenience issued by the PAPUC and/or "grandfathered rights," which are rights generally unlimited as to time and generally exclusive from competition from other electric and natural gas utilities. In a few defined municipalities, PECO's natural gas service territory authorizations overlap with that of another natural gas utility but PECO does not consider those situations as posing a material competitive or financial threat.

PECO's kWh sales and load of electricity are generally higher during the summer and winter months, when temperature extremes create demand for either summer cooling or winter heating. PECO's highest peak load occurred on August 3, 2006 and was 8,932 MW; its highest peak load during a winter season occurred on December 20, 2004 and was 6,838 MW.

PECO's gas sales are generally higher during the winter months when cold temperatures create demand for winter heating. PECO's highest daily gas send out occurred on January 17, 2000 and was 718 mmcf.

Retail Electric Services

Pennsylvania permits competition by competitive electric generation suppliers for the supply of retail electricity while transmission and distribution service remains regulated. At December 31, 2009, less than 1% of PECO's residential and large commercial and industrial loads and 6% of its small commercial and industrial load were purchasing generation service from competitive electric generation suppliers.

Under the 1998 restructuring settlement, in accordance with the Competition Act, PECO's electric generation rates are capped through a transition period ending December 31, 2010.

During the transition period, PECO has been authorized to recover $5.3 billion of costs that might not otherwise be recovered in a competitive market (stranded costs) with a 10.75% return on the unamortized balance through the imposition and collection of non-bypassable CTCs on customer bills. The 1998 restructuring settlement also authorized PECO to securitize up to $5 billion of its stranded cost recovery. At December 31, 2009, the unamortized balance of PECO's stranded costs, or CTC regulatory asset, was approximately $883 million, which will be fully amortized in 2010. For 2010, PECO estimates collections of CTC revenue of $1,032 million. In 2010, to the extent the actual recoveries of CTCs differ from the authorized amount, a quarterly or monthly reconciliation adjustment to the CTC rates will be made to increase or decrease future remaining collections accordingly. The billing of CTCs will cease on December 31, 2010.

PECO has a PPA with Generation under which PECO obtains all of its electric supply from Generation through 2010. The price for this electricity is essentially equal to the energy revenues PECO is authorized to recover from customers as specified by PECO's 1998 restructuring settlement mandated by the Competition Act.

Pennsylvania Transition-Related Legislative and Regulatory Matters. In Pennsylvania, despite the recent decline in wholesale electricity market prices, there has been some continuing interest from elected officials in mitigating the potential impact of electric generation price increases on customers when rate caps expire. While PECO's retail electric generation rate cap transition period does not end until December 31, 2010, transition periods have ended for seven other Pennsylvania electric distribution companies, and, in most instances, post-transition electric generation price increases occurred. In recent years, elected officials in Pennsylvania have suggested legislation to address concerns over post-transition electric generation price increases. Measures suggested by legislators include rate-increase deferrals and phase-ins, rate-cap extensions, a generation tax and contributions of value by Pennsylvania utility companies toward rate-relief programs.

During 2009, PECO received PAPUC approval of its Market Rate Transition Phase-In Program and the settlement of its DSP Program. The DSP Program, which has a 29-month term beginning January 1, 2011 and ending May 31, 2013, complies with electric supply procurement guidelines set forth in Act 129 and will provide default electric service following the expiration of electric generation rate caps on December 31, 2010. In accordance with the DSP Program, PECO conducted two competitive procurements for electric supply for default electric service customers commencing January 2011. PECO has procured approximately 50% of the total estimated electric supply needed to serve the residential customer class in 2011. The results of these procurements indicate a price increase of 4%, on average, over current prices for residential customers. The actual price change will not be known until all the scheduled procurements have been completed.

See Note 2 of the Combined Notes to Consolidated Financial Statements for additional information.

Smart Meter and Energy Efficiency Programs

Smart Meter Programs. PECO is planning to spend up to approximately $650 million on its smart meter and smart grid infrastructure. On November 25, 2009, PECO filed a joint petition for partial settlement of its $550 million Smart Meter Procurement and Installation Plan with the PAPUC, which was filed on August 14, 2009 in accordance with the requirements of Act 129. On January 28, 2010, the ALJ issued an initial decision approving the partial settlement and determining remaining cost allocation issues subject to final PAPUC approval. PECO plans to file for PAPUC approval of an initial dynamic pricing and customer acceptance program in June 2010, and for approval of a universal meter deployment plan for its remaining customers in 2012.

On October 27, 2009, the DOE announced its intent to award PECO $200 million in the ARRA of 2009 matching grant funds under the Smart Grid Investment Grant Program. Assuming successful completion of the DOE negotiations and PECO's receipt of the full award on reasonable terms, PECO is committed to implementing expanded initial deployment of 600,000 smart meters within three years and then accelerating universal smart meter deployment from 15 years to 10 years.

Energy Efficiency Programs. Pursuant to Act 129's energy efficiency and conservation/demand (EE&C) reduction targets, PECO filed its EE&C plan with the PAPUC on July 1, 2009. On October 28, 2009, the PAPUC issued an order providing partial approval of PECO's EE&C plan. The approved plan totals more than $330 million and includes the CFL program, weatherization programs, an energy efficiency appliance rebate and trade-in program, rebates and energy efficiency programs for non-profit, educational, governmental and business customers, customer incentives for energy management programs and incentives to help customers reduce energy demand during peak periods. On December 24, 2009, PECO filed revisions to the portions of the plan not approved based on PAPUC feedback.

See Note 2 of the Combined Notes to Consolidated Financial Statements for additional information.

Natural Gas

PECO's natural gas sales and distribution revenues are derived pursuant to rates regulated by the PAPUC. PECO's purchased natural gas cost rates, which represent a portion of total rates, are subject to quarterly adjustments designed to recover or refund the difference between the actual cost of purchased natural gas and the amount included in rates. In October 2008, the PAPUC approved a settlement of a gas distribution rate increase that provides for an annual revenue increase of $77 million. The approved distribution rate adjustment became effective on January 1, 2009.

PECO's natural gas customers have the right to choose their natural gas suppliers or to purchase their gas supply from PECO at cost. Approximately 35% of PECO's current total yearly throughput is provided by natural gas suppliers other than PECO and is related primarily to the supply of PECO's large commercial and industrial customers. Natural gas transportation service provided to customers by PECO remains subject to rate regulation. PECO also provides billing, metering, installation, maintenance and emergency response services at regulated rates.

PECO's natural gas supply is provided by purchases from a number of suppliers for terms of up to two years. These purchases are primarily delivered under long-term firm transportation contracts. PECO's aggregate annual firm supply under these firm transportation contracts is 46 million dekatherms. Peak natural gas is provided by PECO's liquefied natural gas (LNG) facility and propane-air plant. PECO also has under contract 23 million dekatherms of underground storage through service agreements. Natural gas from underground storage represents approximately 30% of PECO's 2009-2010 heating season planned supplies.

Construction Budget

PECO's business is capital intensive and requires significant investments primarily in energy transmission and distribution facilities to ensure the adequate capacity and reliability of its system. Based on PJM's RTEP, PECO has various construction commitments, as discussed in Note 18 of the Combined Notes to Consolidated Financial Statements. PECO's most recent estimate of capital expenditures for plant additions and improvements for 2010 is $500 million. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources for further information.

ComEd and PECO

Transmission Services

ComEd and PECO provide unbundled transmission service under rates established by FERC. FERC has used its regulation of transmission to encourage competition for wholesale generation services and the development of regional structures to facilitate regional wholesale markets. Under FERC's open access transmission policy promulgated in Order No. 888, ComEd and PECO, as owners of transmission facilities, are required to provide open access to their transmission facilities under filed tariffs at cost-based rates. ComEd and PECO are required to comply with FERC's Standards of Conduct regulation, as amended, governing the communication of non-public information between the transmission owner's employees and wholesale merchant employees.

PJM is the ISO and the FERC-approved RTO for the Mid-Atlantic and Midwest regions. PJM is the transmission provider under, and the administrator of, the PJM Open Access Transmission Tariff (PJM Tariff), operates the PJM energy, capacity and other markets, and, through central dispatch, controls the day-to-day operations of the bulk power system for the PJM region. ComEd and PECO are members of PJM and provide regional transmission service pursuant to the PJM Tariff. ComEd, PECO and the other transmission owners in PJM have turned over control of their transmission facilities to PJM, and their transmission systems are currently under the dispatch control of PJM. Under the PJM Tariff, transmission service is provided on a region-wide, open-access basis using the transmission facilities of the PJM members at rates based on the costs of transmission service.

ComEd's transmission rates are established based on a formula that was approved by FERC in January 2008. FERC's order establishes the agreed-upon treatment of costs and revenues in the determination of network service transmission rates and the process for updating the formula rate calculation on an annual basis.

ComEd's most recent annual formula rate update filed in May 2009 reflects actual 2008 expenses and investments plus forecasted 2009 capital additions. The update resulted in a revenue requirement of $436 million resulting in an increase of approximately $6 million from the 2008 revenue requirement, plus an additional $4 million related to the 2008 true-up of actual costs. The 2009 revenue requirement of $440 million, which includes the 2008 true-up, became effective June 1, 2009 and is recovered over the period extending through May 31, 2010. The regulatory asset associated with the true-up is being amortized as the associated revenues are received. ComEd will continue to reflect its best estimate of its anticipated true-up in the financial statements.

The Competition Act, Pennsylvania's electric utility restructuring legislation, was adopted in 1996 and unbundled electric generation, transmission and distribution services. PECO's most recently approved bundled rate for these services was approved in 1990 and established a weighted average debt and equity return on its electric rate base of 11.23%. As a result of PECO's 1998 restructuring settlement, retail transmission rates were capped at the level in effect on December 31, 1996. The cap expired on December 31, 2006, however those rates will continue to be in effect until PECO files a rate case or there is some other specific regulatory action to adjust retail transmission rates. PECO's transmission rate included in the PJM Open Access Transmission Tariff is a FERC-approved rate. This is the rate that all load serving entities in the PECO transmission zone pay for transmission service. The PAPUC approves how PECO recovers this cost through its retail transmission rates.

See Note 2 of the Combined Notes to Consolidated Financial Statements for additional information regarding transmission services.

Environmental Regulation

General

Exelon, Generation, ComEd and PECO are subject to regulation regarding environmental matters by the United States and by various states and local jurisdictions where the Registrants operate their facilities. The U.S. EPA administers certain Federal statutes relating to such matters, as do various interstate and local agencies. Various state and local environmental protection agencies or boards have jurisdiction over certain activities in states in which Exelon and its subsidiaries do business. State and local regulation includes the authority to regulate air, water and noise emissions and solid waste disposals.

The Exelon board of directors is responsible for overseeing the management of environmental matters. Exelon has a management team to address environmental matters, including the CEO who also serves as Exelon's Chief Environmental Officer; the Vice President, Corporate Strategy and Exelon 2020; and the Corporate Environmental Strategy Director and the Environmental Regulatory Strategy Director, as well as senior management of Generation, ComEd and PECO. Performance for those individuals directly involved in environmental strategy activities is reviewed and affects compensation as part of the annual individual performance review process. The Exelon board has delegated to its corporate governance committee authority to oversee Exelon's strategies and efforts to protect and improve the quality of the environment, including, but not limited to, Exelon's climate change and sustainability policies and programs, and Exelon 2020, Exelon's comprehensive business and environmental plan, as discussed in further detail below. The Exelon board has also delegated to its generation oversight committee authority to oversee environmental, health and safety issues relating to Generation, and to its energy delivery oversight committee authority to oversee environmental, health and safety issues related to ComEd, PECO and Exelon Transmission Company. For further information on Environmental Regulation in addition to Global Climate Change, see Part 1, Item 1 Business of Exelons's 2009 Form 10-K.

Global Climate Change

Exelon believes the evidence of global climate change is compelling and that the energy industry, though not alone, is a significant contributor to the human-caused emissions of GHGs that many in the scientific community believe contribute to global climate change. Exelon, as a producer of electricity from predominantly low-carbon generating facilities (such as nuclear and hydroelectric), has a relatively small GHG emission profile, or carbon footprint, compared to other domestic generators of electricity. By virtue of its significant investment in low-carbon intensity assets, Generation's emission intensity, or rate of carbon dioxide (CO_2) emitted per unit of electricity generated, is among the lowest in the industry. Exelon does produce GHG emissions from the direct combustion of fossil fuels, primarily at its generating plants; CO_2, methane and nitrous oxide are all emitted in this process, with CO_2 representing the largest portion of these GHG emissions. GHG emissions from Generation's combustion of fossil fuels represent approximately 90% of Exelon's total GHG emissions; this is also a highly variable component of its GHG emissions to forecast due to the primarily intermediate and peaking profile of Exelon's fossil generating fleet. However, only approximately 6% of Exelon's total electric supply is provided by its fossil fuel generating plants. Other GHG emission sources at Exelon include natural gas (methane) leakage on the gas pipeline system and the coal piles at its generating plants, sulfur hexafluoride (SF_6) leakage in its electric operations and refrigerant leakage from its chilling and cooling equipment as well as fossil fuel combustion in its motor vehicles and usage of electricity in its facilities. Despite its small carbon footprint, Exelon believes its operations could be significantly affected by the possible physical risks of climate change and by mandatory programs to reduce GHG emissions. See Item 1A. Risk Factors of Exelon's 2009 Form 10-k for information regarding the market and financial, regulatory and legislative, and operational risks associated climate change.

See Note 18 of the Combined Notes to Consolidated Financial Statements for additional information regarding international, Federal, regional and state climate change legislation and regulation and its potential impact on Exelon.

Exelon's Voluntary Climate Change Efforts. In a world increasingly concerned about global climate change, nuclear power as well as other virtually non-GHG emitting power will play a pivotal role. As a result, Exelon's low-carbon generating fleet is seen by management as a competitive advantage. Exelon believes that the significance of its low GHG emission profile can only grow as policymakers take action to address global climate change.

Despite Exelon's low GHG emission inventory and the absence of a mandatory national program in the United States, Exelon is actively engaged in voluntary reduction efforts. Exelon announced on May 6, 2005 that it had established a voluntary goal to reduce its GHG emissions by 8% from 2001 levels by the end of 2008. Exelon made this pledge under the U.S. EPA's Climate Leaders program, a voluntary industry-government partnership addressing climate change. The U.S. EPA confirmed on April 6, 2009 that Exelon achieved its 2008 voluntary GHG reduction goal through its planned GHG management efforts, including the retirement of older, inefficient fossil power plants, reduced leakage of SF_6, increased use of renewable energy and its current energy efficiency initiatives. Based on its verified GHG emissions inventory, Exelon's 2008 carbon dioxide-equivalent (CO_2-e) emissions were 9.7 million metric tons. Compared to its 2001 baseline of 15.7 million metric tons of CO_2-e emissions, Exelon achieved a reduction of nearly 6.0 million metric tons (a 38% reduction below baseline) at the end of 2008. The cost of achieving the voluntary GHG emissions reduction goal did not have a material effect on Exelon's results of operations, cash flows or financial position.

In 2008, Exelon expanded its commitment to GHG reduction with the announcement of a comprehensive business and environmental strategic plan. The plan, Exelon 2020, details an enterprise-wide strategy and a wide range of initiatives being pursued by Exelon to reduce Exelon's GHG emissions and those of its customers, communities, suppliers and markets. Exelon 2020 sets a goal for Exelon to reduce, offset, or displace more than 15 million metric tons of GHG emissions per year by 2020 (from 2001 levels).

Through Exelon 2020, Exelon is pursuing three broad strategies: reducing or offsetting its own carbon footprint, helping customers and communities reduce their GHG emissions, and offering more low-carbon electricity in the marketplace. Initiatives to reduce Exelon's own carbon footprint include reducing building energy consumption by 25%, reducing vehicle fleet emissions, improving the efficiency of the generation and delivery system for electricity and natural gas, and developing an industry-leading green supply chain. Plans to help customers reduce their GHG emissions include ComEd's new portfolio of energy efficiency programs, a similar portfolio of energy efficiency programs at PECO to meet the requirements of the recently enacted Act 129, the implementation of smart-meters and real-time pricing programs and a broad array of communication initiatives to increase customer awareness of approaches to manage their energy consumption. See Note 2 of the Combined Notes to Consolidated Financial Statements for further information regarding ComEd and PECO smart grid filings and stimulus grant applications. Finally, Exelon will offer more low-carbon electricity in the marketplace by increasing its investment in renewable power and adding capacity to existing nuclear plants through uprates.

Exelon has incorporated Exelon 2020 into its overall business plans and has an organized implementation effort underway. This implementation effort includes a periodic review and refinement of Exelon 2020 initiatives in light of changing market conditions. Exelon has recently completed a periodic review of the original analysis of the costs and abatement potential of various emissions-reducing opportunities and remains committed to achieving the goal put forward in 2008. Specific initiatives and the amount of expenditures to implement the plan will depend on economic and policy developments, and will be made on a project-by-project basis in accordance with Exelon's normal project evaluation standards.

(Dollars in millions except per share data, unless otherwise noted)

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Exelon's common stock is listed on the New York Stock Exchange. As of January 29, 2010, there were 659,895,066 shares of common stock outstanding and approximately 135,286 record holders of common stock.

The following table presents the New York Stock Exchange—Composite Common Stock Prices and dividends by quarter on a per share basis:

	2009				2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High price	$51.98	$54.47	$51.46	$58.98	$63.84	$92.13	$91.84	$87.25
Low price	45.90	47.30	44.24	38.41	41.23	60.00	81.00	70.00
Close	48.87	49.62	50.12	45.39	55.61	62.62	89.96	81.27
Dividends	0.525	0.525	0.525	0.525	0.525	0.500	0.500	0.500

Stock Performance Graph

The performance graph below illustrates a five year comparison of cumulative total returns based on an initial investment of $100 in Exelon Corporation common stock, as compared with the S&P 500 Stock Index and the S&P Utility Index for the period 2005 through 2009.

This performance chart assumes:

- $100 invested on December 31, 2004 in Exelon Corporation common stock, in the S&P 500 Stock Index and in the S&P Utility Index; and
- All dividends are reinvested.



Comparison of Five-Year Cumulative Return
DOLLARS
250
200
150
100
50
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
Exelon Corporation
S&P 500
S&P Utilities

	Value of Investment at December 31,					
	2004	2005	2006	2007	2008	2009
Exelon Corporation	$100.00	$124.43	$148.97	$201.20	$141.09	$129.42
S&P 500	$100.00	$104.90	$121.43	$128.09	$80.77	$102.08
S&P Utilities	$100.00	$116.71	$141.18	$168.47	$119.73	$133.88

Dividends

Under applicable Federal law, Generation, ComEd and PECO can pay dividends only from retained, undistributed or current earnings. A significant loss recorded at Generation, ComEd or PECO may limit the dividends that these companies can distribute to Exelon.

The Federal Power Act declares it to be unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account." What constitutes "funds properly included in capital account" is undefined in the Federal Power Act or the related regulations; however, FERC has consistently interpreted the provision to allow dividends to be paid as long as (1) the source of the dividends is clearly disclosed, (2) the dividend is not excessive and (3) there is no self-dealing on the part of corporate officials. While these restrictions may limit the absolute amount of dividends that a particular subsidiary may pay, Exelon does not believe these limitations are materially limiting because, under these limitations, the subsidiaries are allowed to pay dividends sufficient to meet Exelon's actual cash needs.

Under Illinois law, ComEd may not pay any dividend on its stock unless, among other things, "[its] earnings and earned surplus are sufficient to declare and pay same after provision is made for reasonable and proper reserves," or unless it has specific authorization from the ICC. ComEd has also agreed in connection with financings arranged through ComEd Financing III that it will not declare dividends on any shares of its capital stock in the event that: (1) it exercises its right to extend the interest payment periods on the subordinated debt securities issued to ComEd Financing III; (2) it defaults on its guarantee of the payment of distributions on the preferred trust securities of ComEd Financing III; or (3) an event of default occurs under the Indenture under which the subordinated debt securities are issued.

PECO's Articles of Incorporation prohibit payment of any dividend on, or other distribution to the holders of, common stock if, after giving effect thereto, the capital of PECO represented by its common stock together with its retained earnings is, in the aggregate, less than the involuntary liquidating value of its then outstanding preferred securities. At December 31, 2009, such capital was $2.7 billion and amounted to about 32 times the liquidating value of the outstanding preferred securities of $87 million.

PECO may not declare dividends on any shares of its capital stock in the event that: (1) it exercises its right to extend the interest payment periods on the subordinated debentures which were issued to PEC L.P. or PECO Trust IV; (2) it defaults on its guarantee of the payment of distributions on the Series D Preferred Securities of PEC L.P. or the preferred trust securities of PECO Trust IV; or (3) an event of default occurs under the Indenture under which the subordinated debentures are issued.

At December 31, 2009, Exelon had retained earnings of $8,134 million, including Generation's undistributed earnings of $2,169 million, ComEd's retained earnings of $304 million consisting of retained earnings appropriated for future dividends of $1,943 million, partially offset by $1,639 million of unappropriated retained deficits and PECO's retained earnings of $426 million.

The following table sets forth Exelon's quarterly cash dividends per share paid during 2009 and 2008:

	2009				2008			
(per share)	**4th Quarter**	**3rd Quarter**	**2nd Quarter**	**1st Quarter**	**4th Quarter**	**3rd Quarter**	**2nd Quarter**	**1st Quarter**
Exelon	$0.525	$0.525	$0.525	$0.525	$0.525	$0.500	$0.500	$0.500

The following table sets forth Generation's quarterly distributions and ComEd's and PECO's quarterly common dividend payments:

	2009				2008 (a)			
(in millions)	**4th Quarter**	**3rd Quarter**	**2nd Quarter**	**1st Quarter**	**4th Quarter**	**3rd Quarter**	**2nd Quarter**	**1st Quarter**
Generation	$475	$1,126	$396	$279	$301	$253	$302	$689
ComEd	60	60	60	60	—	—	—	—
PECO	65	93	67	87	98	146	97	139

(a) During 2008, ComEd did not pay a dividend in order to manage cash flows and its capital structure.

On January 26, 2010, the Exelon Board of Directors declared a regular quarterly dividend of $0.525 per share on Exelon's common stock. The dividend is payable on March 10, 2010, to shareholders of record of Exelon at the end of the day on February 16, 2010.

SELECTED FINANCIAL DATA

The selected financial data presented below has been derived from the audited consolidated financial statements of Exelon. This data is qualified in its entirety by reference to and should be read in conjunction with Exelon's Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Financial Information supplement.

	For the Years Ended December 31,				
in millions, except for per share data	**2009**	**2008**	**2007**	**2006**	**2005**
Statement of Operations data:					
Operating revenues	$17,318	$18,859	$18,916	$15,655	$15,357
Operating income	4,750	5,299	4,668	3,521	2,724
Income from continuing operations	$ 2,706	$ 2,717	$ 2,726	$ 1,590	$ 951
Income (loss) from discontinued operations	1	20	10	2	14
Income before cumulative effect of changes in accounting principles	2,707	2,737	2,736	1,592	965
Cumulative effect of changes in accounting principles (net of income taxes)	—	—	—	—	(42)
Net income [(a)]	$ 2,707	$ 2,737	$ 2,736	$ 1,592	$ 923
Earnings per average common share (diluted):					
Income from continuing operations	$ 4.09	$ 4.10	$ 4.03	$ 2.35	$ 1.40
Income (loss) from discontinued operations	—	0.03	0.02	—	0.02
Cumulative effect of changes in accounting principles (net of income taxes)	—	—	—	—	(0.06)
Net income	$ 4.09	$ 4.13	$ 4.05	$ 2.35	$ 1.36
Dividends per common share	$ 2.10	$ 2.03	$ 1.76	$ 1.60	$ 1.60
Average shares of common stock outstanding—diluted	662	662	676	676	676

(a) The changes between 2007 and 2006; and 2006 and 2005 were primarily due to the impact of the goodwill impairment charges of $776 million and $1.2 billion in 2006 and 2005, respectively.

	December 31,				
In millions	**2009**	**2008 [(c)]**	**2007 [(b)(c)]**	**2006 [(b)(c)]**	**2005 [(b)(c)]**
Balance Sheet data:					
Current assets	$ 5,441	$ 5,130	$ 4,416	$ 4,130	$ 3,808
Property, plant and equipment, net	27,341	25,813	24,153	22,775	21,981
Noncurrent regulatory assets	4,872	5,940	5,133	5,808	4,734
Goodwill [(a)]	2,625	2,625	2,625	2,694	3,475
Other deferred debits and other assets	8,901	8,038	8,760	7,933	7,858
Total assets	$49,180	$47,546	$45,087	$43,340	$41,856
Current liabilities	$ 4,238	$ 3,811	$ 5,466	$ 4,871	$ 5,759
Long-term debt, including long-term debt to financing trusts	11,385	12,592	11,965	11,911	11,760
Noncurrent regulatory liabilities	3,492	2,520	3,301	3,025	2,518
Other deferred credits and other liabilities	17,338	17,489	14,131	13,439	12,606
Minority interest	—	—	—	—	1
Preferred securities of subsidiary	87	87	87	87	87
Shareholders' equity	12,640	11,047	10,137	10,007	9,125
Total liabilities and shareholders' equity	$49,180	$47,546	$45,087	$43,340	$41,856

(a) The changes between 2006 and 2005 were primarily due to the impact of the goodwill impairment charge of $776 million in 2006.

(b) Exelon and Generation retrospectively reclassified certain assets and liabilities in accordance with the applicable authoritative guidance for offsetting amounts related to qualifying derivative contracts.

(c) Exelon and Generation retrospectively reclassified certain assets and liabilities with respect to option premiums into the mark-to-market net asset and liability accounts to conform to the current year presentation. Refer to Note 8 of the Combined Notes to Consolidated Financial Statements for further discussion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Exelon

General

Exelon, a utility services holding company, operates through the following principal subsidiaries each of which is treated as an operating segment:

- *Generation,* whose business consists of its owned and contracted electric generating facilities, its wholesale energy marketing operations and competitive retail sales operations.
- *ComEd,* whose business consists of the purchase and regulated retail sale of electricity and the provision of transmission and distribution services in northern Illinois, including the City of Chicago.
- *PECO,* whose business consists of the purchase and regulated retail sale of electricity and the provision of transmission and distribution services in southeastern Pennsylvania, including the City of Philadelphia, as well as the purchase and regulated retail sale of natural gas and the provision of distribution services in the Pennsylvania counties surrounding the City of Philadelphia.

See Note 20 of the Combined Notes to Consolidated Financial Statements for segment information.

Through its business services subsidiary BSC, Exelon provides its subsidiaries with a variety of support services at cost. The costs of these services are directly charged or allocated to the applicable business segments. Additionally, the results of Exelon's corporate operations include costs for corporate governance and interest costs and income from various investment and financing activities.

Exelon Corporation

Executive Overview

Financial Results. Exelon's net income was $2,707 million in 2009 as compared to $2,737 million in 2008, and diluted earnings per average common share were $4.09 in 2009 as compared to $4.13 in 2008. All amounts presented below are before the impact of income tax.

Exelon's 2009 results were significantly affected by lower revenue net of purchased power and fuel expense at Generation of $411 million. This decrease was primarily due to reduced net mark-to-market gains from its hedging activities of $271 million and unfavorable portfolio and market conditions of $206 million. Additionally, Generation experienced higher nuclear fuel costs of $74 million. Partially offsetting these decreases were lower costs associated with the Illinois Settlement of $123 million.

ComEd experienced higher revenue net of purchased power expense of $155 million despite unfavorable weather conditions and reduced load. Distribution pricing increased ComEd's operating revenues by $214 million primarily due to the ICC's September 2008 order in the 2007 distribution rate case. This increase was partially offset by the impact of current economic conditions and unfavorable weather, which reduced ComEd's load resulting in lower revenue net of purchased power expense of $40 million and $45 million, respectively.

PECO had a slight increase of $16 million in its revenue net of purchased power and fuel expense primarily due to increased gas distribution rates effective January 1, 2009 resulting from the settlement of 2008 rate case, which provided $77 million of additional revenues in 2009. PECO's increased revenues also reflected the impact of lower electric distribution rates in 2008 of $22 million primarily due to the refund of the 2007 PURTA settlement (which was completely offset in charges recorded in taxes other than income). Similar to ComEd, these increases were partially offset by the impact of current economic conditions and unfavorable weather, which reduced PECO's load resulting in lower revenue net of purchased power and fuel expense of $69 million and $21 million, respectively.

Exelon's 2009 results were also affected by higher operating and maintenance expense at Generation. In March 2009, Generation re-evaluated the fair value of the Handley and Mountain Creek stations due to the continued decline in forward energy prices, which resulted in a $223 million impairment charge. In December 2009, Generation announced that it had notified PJM of its intention to permanently retire four fossil-fired generation units in Pennsylvania because they are no longer economic to operate and are not required to meet demand for electricity in the region. In connection with the announced retirements, Generation recorded a charge of $24 million related to exit costs as well as $32 million of accelerated depreciation.

Additionally, Exelon's pension and other postretirement benefits expense increased by $160 million in 2009 due to lower than expected pension and postretirement plan asset returns in 2008. There was also a scheduled increase in CTC amortization expense at PECO of $90 million in accordance with its 1998 restructuring settlement and increased depreciation of $69 million across the Registrants due to ongoing capital expenditures.

In response to current market and economic conditions, Exelon implemented a cost savings program in 2009. This initiative included job reductions, for which Exelon recorded a $34 million charge related to severance expenses, and a $350 million discretionary contribution to Exelon's largest pension fund, which is expected to reduce pension expense over the next ten years. PECO generated additional cost savings through enhancements to credit processes and increased collection and termination activities initiated in 2008, which reduced the allowance for uncollectible accounts expense by $97 million. In addition, ComEd's and PECO's incremental storm-related costs decreased by $40 million and $9 million, respectively.

Exelon's interest expense decreased by $140 million primarily due to lower outstanding debt at ComEd and PECO and lower interest rates on Generation's SNF obligation. Additionally, Exelon was able to capitalize on favorable capital market conditions in its refinancing of $1.2 billion of debt at Exelon and Generation originally scheduled to mature in 2011. Although this debt offering resulted in $120 million in debt extinguishment costs, it decreased Exelon's average cost of debt while also extending the maturities of the debt.

Exelon's 2009 results were also significantly affected by NDT realized and unrealized gains of $256 million in 2009 compared to realized and unrealized losses of $308 million in 2008 for the former AmerGen nuclear generating units and portions of the Peach Bottom nuclear generating units (Non-Regulatory Agreement Units) as a result of improved market performance.

Finally, Exelon reassessed anticipated apportionment of its income, resulting in a change in state deferred income tax rates, and ComEd remeasured income tax uncertainties related to its 1999 sale of fossil generating assets. These two actions resulted in an aggregate non cash gain of $83 million.

For further detail regarding 2009 Financial Results, including explanation of non-GAAP measures, see the discussions of Results of Operations by Segment below.

Outlook for 2010 and Beyond.

Economic and Market Conditions

- Although financial markets have been relatively stable since last summer, manufacturing has remained weak and unemployment rates are still high. As a result, Exelon continues to be challenged by current economic conditions. The demand for electricity has been lower in the ComEd and PECO service territories, meaning relatively fewer retail sales in both areas than in previous years. Lower demand and other factors associated with the global slowdown in economic activity have caused oil, coal and natural gas prices to fall, and have also depressed wholesale electricity prices and therefore led to lower margins for Exelon's wholesale generation fleet. With respect to natural gas in particular, the price of which is generally the most closely correlated to the price of electricity, the reduction has been significant. A fundamentally oversupplied natural gas market has resulted at times in prices below $3 per million British Thermal Units. Additionally, factors other than the weak global economy have contributed to lower natural gas prices. In particular, recent technological innovation has enabled the extraction of natural gas from North America's vast shale formations at a cost that the markets can support even in a lower price environment.

  Exelon's existing hedging policies are intended to reduce price volatility and maintain financial discipline. Although Exelon's hedging policies have helped protect Exelon's earnings as markets have declined, a period of prolonged depressed electricity prices would adversely impact Exelon's and Generation's results of operations in the future. Further discussion of commodity price risk is included in Quantitative and Qualitative Disclosures About Market Risk.

  The volatility in the economy could affect the Registrants' business. The Registrants have continued to assess the impact, if any, of market developments on their respective financial condition, including access to liquidity, counterparty creditworthiness, and the value of investments and other assets. See PART I. ITEM 1A. Risk Factors of Exelon's 2009 Form 10-K for information regarding the effects of continued uncertainty in the capital and credit markets or significant bank failures.

New Growth Opportunities

- Generation pursues growth opportunities that are consistent with its disciplined approach to investing to maximize shareholder value, taking earnings, cash flow and financial risk into account. During 2009, Generation announced a series of planned power uprates across its nuclear fleet that will generate between 1,300 and 1,500 MW of additional generation capacity within eight years. The uprate projects represent a total investment of approximately $3.5 billion, as measured in current costs. Using proven technologies, the projects take advantage of new production and measurement technologies, new materials and learning from a half-century of nuclear power operations. Uprate projects, representing approximately one quarter of the planned uprates, are underway at the Limerick and Peach Bottom nuclear stations in Pennsylvania and the Dresden, LaSalle and Quad Cities plants in Illinois. The remainder of uprate MW will come from additional projects across Generation's nuclear fleet beginning in 2010 and ending in 2017. At 1,500 nuclear-generated MW, the uprates would displace 8 million metric tons of carbon emissions annually that would otherwise come from burning fossil fuels. The uprates have an organized, strategically sequenced implementation plan. The implementation effort includes a periodic review and refinement of the project in light of changing market conditions. The amount of expenditures to implement the plan ultimately will depend on economic and policy developments, and will be made on a project-by-project basis in accordance with Exelon's normal project evaluation standards.

- PECO plans to implement Smart Meter and Smart Grid technologies for all customers within their service territory to comply with Act 129. PECO plans to spend approximately $650 million on Smart Meter and Smart Grid investments, which is expected to be recovered with a return on investment from customers through regulated rates. In October 2009, the DOE announced its intent to award PECO $200 million in the ARRA of 2009 matching grant funds under the Smart Grid Investment Grant Program. PECO will deduct any costs paid with DOE funds from amounts recoverable from customers. The new infrastructure will provide the basis for the communications network and information systems to integrate customer energy usage with utility operations, enabling two-way communication. Assuming successful completion of the DOE negotiations and PECO's receipt of the full grant on reasonable terms, PECO is committed to implementing expanded initial deployment of 600,000 meters within three years and accelerating universal smart meter deployment from 15 years to 10 years. In addition, PECO may have additional costs associated with the replacement of gas meters and the wind-down of its legacy automated meter reading system.

  In October 2009, the ICC approved ComEd's proposed AMI pilot program, with minor modifications, and recovery of substantially all program costs from customers. ComEd expects to have the program fully implemented in early summer 2010. The total anticipated cost of the pilot program is approximately $69 million. The AMI pilot program allows ComEd to study the costs and benefits related to automated metering and to develop the cost estimate of potential full system-wide implementation of AMI. In addition, the program allows customers the ability to manage energy use, improve energy efficiency and lower energy bills. See Note 2 of the Combined Notes to the Financial Statements for more information.

- In the third quarter of 2009, Exelon established Exelon Transmission Company, which is a new venture that will seek to capitalize on the growing national market for new transmission lines. Exelon Transmission Company enters a market in which U.S. companies are projected to spend $60-$100 billion on transmission development projects by 2020. New transmission projects have the potential to reduce congestion, improve reliability, and facilitate movement of renewable energy, such as wind and solar, to population centers where it is needed most. Exelon will leverage existing members of management for the initial phases of the project. Exelon Transmission Company's portfolio will evolve over time and may include projects with both traditional, regulated profiles as well as more competitive, market-based investments. Exelon expects to provide $10 million in funding to Exelon Transmission Company in 2010. Additional expenditures will be determined on a project-by-project basis in accordance with Exelon's normal project evaluation standards.

Liquidity and Cost Management

- Exelon is subject to significant ongoing cost pressures during these challenging economic times. Exelon is committed to operating its businesses responsibly and managing its operating and capital costs in a manner that serves its customers and produces value for its shareholders. Exelon is also committed to an ongoing strategy to make itself more effective, efficient and innovative. In 2009, Exelon launched a company-wide cost management initiative, which combines short-term actions with long-term change. In the short-term, Exelon realized cost savings of approximately $200 million in 2009 over 2008, primarily as a result of the elimination of 500 positions within BSC and ComEd, productivity improvements and stringent controls on supply spending, contracting and overtime costs. Exelon is committed to maintaining a cost control focus and expects to largely offset increasing pension and benefits expense and general inflation in 2010 with additional cost savings, including freezing executive salaries and reducing employee benefits. With regard to long-term changes, Exelon is analyzing cost trends over the past five years to identify future cost savings opportunities and implementing more planning and performance-measurement tools that allow it to better identify areas for sustainable productivity improvements and cost reductions across the Registrants.
- The Registrants' credit facilities largely extend through October 2012 for Exelon, Generation and PECO and February 2011 for ComEd. These credit facilities currently provide sufficient liquidity to the Registrants. Additionally, upon maturity of these credit facilities, the Registrants may not be able to renew or replace these existing facilities at current terms or commitment levels from banks. Consequently, the Registrants may face increased costs for liquidity needs and may choose to establish alternative liquidity sources to supply the balance of their needs beginning in 2010 for ComEd and in 2011 for Exelon, Generation and PECO.

Regulatory Matters

- In July 2009, comprehensive legislation was enacted into law in Illinois which provides public utility companies the ability to bill or refund customers for the difference between the company's annual uncollectible expense and amounts collected in rates through a rider mechanism. The legislation allows a public utility company to bill customers for under-collections of accounts starting with 2008 and prospectively. ComEd under-collected approximately $26 million during 2008 and approximately $44 million during 2009. On February 2, 2010, the ICC issued an order approving ComEd's proposed tariffs for collecting the increases or decreases in uncollectible accounts expense, with minor modifications. With the ICC's approval of the tariff, ComEd will begin collecting past due amounts in April 2010. ComEd will record the $70 million benefit in the first quarter of 2010. ComEd is also required to make a one-time contribution of approximately $10 million to the Supplemental Low-Income Energy Assistance Fund to assist low-income residential customers through the forgiveness of a portion of past-due amounts.

- During 2009, PECO, in accordance with its PAPUC-approved DSP Program, conducted two competitive procurements and entered into contracts with various counterparties, which included Generation, to procure electric supply for the residential, small commercial and medium commercial procurement classes beginning in 2011 in preparation for the expiration of its electric generation rate caps and its PPA with Generation on December 31, 2010. PECO will procure additional electric supply through seven more procurements of full requirements and forward purchase energy block contracts of varying lengths in accordance with the plan approved by the PAPUC. PECO has also been engaged in regulatory proceedings including Rate Mitigation Plans, Energy Efficiency and Conservation Plan and other regulatory filings to comply with the requirements of Act 129.

  Although these proceedings support competitive, market-based procurement during the 29-month term of the approved DSP Program, elected officials in Pennsylvania have suggested rate-increase deferrals and phase-ins, rate-cap extensions, a generation tax and contributions of value by Pennsylvania utility companies toward rate relief programs that could have a significant impact on PECO and Generation.

- The Pennsylvania Legislature is currently considering HB 80, which, if enacted into law, would increase the minimum required percentage of electric energy to be procured from alternative energy resources in Pennsylvania, expand the solar purchase and sale requirements and would incorporate advanced coal combustion with limited carbon emissions as an acceptable alternative energy resource.

  See Notes 2 and 18 of the Combined Notes to Consolidated Financial Statements for further detail related to these matters.

Environmental Legislation

- Exelon supports the passage of comprehensive climate change legislation that balances the need to protect consumers, business and the economy with the urgent need to reduce GHG emissions in the United States. In June 2009, the U.S. House of Representatives passed H.R. 2454. Among its various components, the bill proposes mandatory, economy-wide GHG reduction targets and goals that would be achieved via a Federal emissions cap-and-trade program. If enacted, H.R. 2454 is expected to increase wholesale power prices as generating units reflect the price of carbon emission permits and the cost of emission reduction technology in their bids to supply energy to wholesale markets in order to recover their costs of compliance with carbon regulation. Due to its overall low-carbon generation portfolio, under the provisions of H.R. 2454, Exelon expects that its operating revenues would increase significantly. In September 2009, the U.S. Senate introduced its version of climate change legislation that is similar to H.R. 2454, but does not yet provide specific details regarding allowance allocations. Any bill passed by the U.S. Senate would need to be reconciled with H.R. 2454, approved by both the U.S. House of Representatives and the U.S. Senate, and signed by President Obama before becoming law.

- Exelon announced on May 6, 2005 that it had established a voluntary goal to reduce its GHG emissions by 8% from 2001 levels by the end of 2008. This goal was achieved by December 31, 2008 through Exelon's planned GHG management efforts, including the previous closure of older, inefficient fossil power plants, reduced leakage of SF_6, increased use of renewable energy and its current energy efficiency initiatives. In 2008, Exelon expanded its commitment to GHG reduction with the announcement of a comprehensive business and environmental strategic plan. The plan, Exelon 2020, details an enterprise-wide strategy and a wide range of initiatives being pursued by Exelon to reduce, offset, or displace more than 15 million metric tons of GHG emissions per year by 2020 (from 2001 levels). See General Description of Our Business for further discussion of Exelon's voluntary GHG emissions reductions.

  See Note 18 of the Combined Notes to Consolidated Financial Statements for further detail related to environmental matters, including the impact of environmental regulation.

Healthcare Reform Legislation

- In 2009, the U.S. House of Representatives and the U.S. Senate each passed its own version of healthcare reform bills that would fundamentally change the nation's healthcare system. Due to the uncertainty as to the final outcome of Federal healthcare reform legislation, the Registrants are unable to estimate the effects on their respective results of operations, cash flows or financial positions.

Competitive Markets

- Generation is exposed to commodity price risk associated with the unhedged portion of its electricity portfolio. Generation enters into derivative contracts, including forwards, futures, swaps, and options, with approved counterparties to hedge this anticipated exposure. Generation has hedges in place that significantly mitigate this risk for 2010 and 2011. However, Generation is exposed to relatively greater commodity price risk in the subsequent years for which a larger portion of its electricity portfolio may be unhedged. Generation currently hedges commodity risk on a ratable basis over the three years leading to the spot market. As of December 31, 2009, the percentage of expected generation hedged was 91%—94%, 69%—72% and 37%—40% for 2010, 2011 and 2012, respectively. The percentage of expected generation hedged is the amount of equivalent sales divided by the expected generation. Expected generation represents the amount of energy estimated to be generated or purchased through owned or contracted capacity. Equivalent sales represent all hedging products, which include cash flow hedges, other derivatives and certain non-derivative contracts including sales to ComEd and PECO to serve their retail load. Generation has been and will continue to be proactive in using hedging strategies to mitigate this price risk in subsequent years as well. PECO has transferred substantially all of its commodity price risk related to its procurement of electricity to Generation through a PPA that expires on December 31, 2010. Since PECO entered into its PPA with Generation, market prices for energy have generally been higher than the generation rates PECO has paid for purchased power, which represents the rates paid by PECO customers. Generation's margins on its other sales have therefore generally been higher. The expiration of the PPA with PECO at the end of 2010 will likely result in increases in margins earned by Generation beginning in 2011 for the portion of Generation's electricity portfolio previously sold to PECO under the PPA. While Generation's three year ratable hedging program considers the expiration of the PPA the ultimate impact of entering into new power supply contracts will depend on a number of factors, including future wholesale market prices, capacity markets, energy demand and the effects of any new applicable Pennsylvania laws and or rules and regulations promulgated by the PAPUC. Both PECO and ComEd mitigate exposure to commodity price risk through the recovery of procurement costs from retail customers.
- Generation procures coal through annual, short-term and spot-market purchases and natural gas through annual, monthly and spot-market purchases. Nuclear fuel is obtained predominantly through long-term uranium concentrate supply contracts, contracted conversion services, contracted enrichment services and contracted fuel fabrication services. The supply markets for uranium concentrates and certain nuclear fuel services, coal and natural gas are subject to price fluctuations and availability restrictions. Supply market conditions may make Generation's procurement contracts subject to credit risk related to the potential non-performance of counterparties to deliver the contracted commodity or service at the contracted prices. Approximately 56% of Generation's uranium concentrate requirements from 2010 through 2014 are supplied by three producers. In the event of non-performance by these or other suppliers, Generation believes that replacement uranium concentrates can be obtained, although at prices that may be unfavorable when compared to the prices under the current supply agreements. Non-performance by these counterparties could have a material adverse impact on Exelon's and Generation's results of operations, cash flows and financial position. Generation uses long-term contracts and financial instruments such as over-the-counter and exchange-traded instruments to mitigate price risk associated with certain commodity price exposures.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires that management apply accounting policies and make estimates and assumptions that affect results of operations and the amounts of assets and liabilities reported in the financial statements. Management discusses these policies, estimates and assumptions within its Accounting and Disclosure Governance Committee on a regular basis and provides periodic updates on management decisions to the Audit Committees of the Exelon, ComEd and PECO Boards of Directors. Management believes that the areas described below require significant judgment in the application of accounting policy or in making estimates and assumptions in matters that are inherently uncertain and that may change in subsequent periods. Additional discussion of the application of these accounting policies can be found in the Combined Notes to Consolidated Financial Statements.

Nuclear Decommissioning Asset Retirement Obligations

Generation must make significant estimates and assumptions in accounting for its obligation to decommission its nuclear generating plants in accordance with the authoritative guidance for AROs.

The authoritative guidance requires that Generation estimate its obligation for the future decommissioning of its nuclear generating plants. To estimate that liability, Generation uses a probability-weighted, discounted cash flow model that considers multiple outcome scenarios based upon significant estimates and assumptions embedded in the following:

Decommissioning Cost Studies. Generation uses decommissioning cost studies on a unit-by-unit basis to provide a marketplace assessment of the costs and timing of decommissioning activities, which are validated by comparison to current decommissioning projects within its industry and other estimates. Decommissioning cost studies are updated, on a rotational basis, for each of Generation's nuclear units at least every five years.

Cost Escalation Studies. Generation uses cost escalation factors to escalate the decommissioning costs from the decommissioning cost studies discussed above through the decommissioning period for each of the units. Cost escalation studies are used to determine escalation factors and are based on inflation indices for labor, equipment and materials, energy, LLRW disposal and other costs. Cost escalation studies are updated on an annual basis.

Probabilistic Cash Flow Models. Generation's probabilistic cash flow models include the assignment of probabilities to various cost, decommissioning alternatives and timing scenarios on a unit-by-unit basis. Probabilities assigned to cost levels include an assessment of the likelihood of actual costs plus 20% (high-cost scenario) or minus 15% (low-cost scenario) over the base cost scenario. Probabilities assigned to decommissioning alternatives assess the likelihood of performing DECON (a method of decommissioning in which the equipment, structures, and portions of a facility and site containing radioactive contaminants are removed and safely buried in a LLRW landfill or decontaminated to a level that permits property to be released for unrestricted use shortly after the cessation of operations), Delayed DECON (similar to the DECON scenario but with a delay to allow for spent fuel to be removed from the site prior to onset of decommissioning activities) or SAFSTOR (a method of decommissioning in which the nuclear facility is placed and maintained in such condition that the nuclear facility can be safely stored and subsequently decontaminated to levels that permit release for unrestricted use generally within 60 years after cessation of operations) procedures. Probabilities assigned to the timing scenarios incorporate the likelihood of continued operation through current license lives or through anticipated license renewals. Generation's probabilistic cash flow models also include an assessment of the timing of DOE acceptance of SNF for disposal, which Generation currently assumes will begin in 2020, based on the DOE's most recent indication. For more information regarding the estimated date that DOE will begin accepting SNF, see Note 12 of the Combined Notes to Consolidated Financial Statements.

Discount Rates. The probability-weighted estimated future cash flows using these various scenarios are discounted using credit-adjusted, risk-free rates applicable to the various businesses in which each of the nuclear units originally operated.

Changes in the assumptions underlying the foregoing items could materially affect the decommissioning obligation. The following table illustrates the effects of changing certain ARO assumptions, discussed above, while holding all other assumptions constant (dollars in millions):

Change in ARO Assumption	Increase to ARO at December 31, 2009
Cost escalation studies	
Uniform increase in escalation rates of 25 basis points	$364
Probabilistic cash flow models	
Increase the likelihood of the high-cost scenario by 10 percentage points and decrease the likelihood of the low-cost scenario by 10 percentage points	$126
Increase the likelihood of the DECON scenario by 10 percentage points and decrease the likelihood of the SAFSTOR scenario by 10 percentage points	$231
Increase the likelihood of operating through current license lives by 10 percentage points and decrease the likelihood of operating through anticipated license renewals by 10 percentage points	$305

If the estimated date for DOE acceptance of SNF were to be extended to 2030, Generation's aggregate nuclear decommissioning obligation would be reduced by an immaterial amount.

Under the authoritative guidance, the nuclear decommissioning obligation is adjusted on a regular basis due to the passage of time and revisions to the key assumptions or the expected timing or estimated amount of the future undiscounted cash flows required to decommission the nuclear plants. For more information regarding accounting for nuclear decommissioning obligations, see Notes 1 and 11 of the Combined Notes to Consolidated Financial Statements.

Nuclear Decommissioning Trust Fund Investments

The NDT fund investments have been established to satisfy Exelon's and Generation's nuclear decommissioning obligations. The NDT funds hold debt and equity securities directly and indirectly through commingled funds. Generation's investment policies place limitations on the types and investment grade ratings of the securities that may be held by the NDTs. These policies restrict the NDT funds from holding alternative investments and limit the NDT funds' exposures to investments in highly illiquid markets. On January 1, 2008, in order to align the accounting treatment of changes in the fair value of NDT fund investments in both an unrealized gain and an unrealized loss position, Generation elected the irrevocable option to measure financial assets and liabilities at fair value with changes in fair value recognized in earnings with respect to these investments. Therefore, the investments are carried at fair value with all changes in fair value being recognized through the statement of operations. See Notes 7 and 11 of the Combined Notes to Consolidated Financial Statements for further discussion on the NDT funds.

Asset Impairments

Goodwill

Exelon and ComEd have goodwill relating to the acquisition of ComEd in 2000 under the PECO/Unicom Merger. Under the provisions of the authoritative guidance for goodwill, Exelon and ComEd perform assessments for impairment of their goodwill at least annually or more frequently if an event occurs, such as a significant negative regulatory outcome, or circumstances change that would more likely than not reduce the fair value of the ComEd reporting unit below its carrying amount. The impairment assessment is performed using a two-step, fair value based test. The first step compares the fair value of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation guidance in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and a charge to operating expense. In general, in applying the second step, fair value increases to assets and/or fair value decreases to liabilities would increase the size of any impairment. For example, a decrease in the fair value of ComEd's debt would increase the size of any impairment and vice versa. Application of the goodwill impairment test requires management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, determining the fair value of the reporting unit and, in applying the second step (if needed), determining the fair value of specific assets and liabilities of the reporting entity. See Note 6 of the Combined Notes to Consolidated Financial Statements for additional information.

The FASB's fair value measurement and disclosure guidance for all nonrecurring fair value measurements of nonfinancial assets and liabilities, including goodwill, was effective for the Registrants as of January 1, 2009. This authoritative guidance clarified that fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants under current market conditions. As a result, Exelon and ComEd now estimate the fair value of the ComEd reporting unit using a weighted combination of a discounted cash flow analysis and a market multiples analysis instead of the expected cash flow approach used in 2008 and prior years. The discounted cash flow analysis relies on a single scenario reflecting "base case" or "best estimate" projected cash flows for ComEd's business and includes an estimate of ComEd's terminal value based on these expected cash flows using the generally accepted Gordon Dividend Growth formula, which derives a valuation using an assumed perpetual annuity based on the entity's residual cash flows. The discount rate is based on the generally accepted Capital Asset Pricing Model and represents the weighted average cost of capital of comparable companies. The market multiples analysis utilizes multiples of business enterprise value to earnings, before interest, taxes, depreciation and amortization (EBITDA) of comparable companies in estimating fair value. Significant assumptions used in estimating the fair value include ComEd's capital structure, discount and growth rates, utility sector market performance, operating and capital expenditure requirements, fair value of debt, the selection of comparable companies and recent transactions. Management performs a reconciliation of the sum of the estimated fair value of all Exelon reporting units to Exelon's enterprise value based on its trading price to corroborate the results of the discounted cash flow analysis and the market multiples analysis.

The regulatory environment has provided more certainty related to ComEd's future cash flows. Although financial markets have stabilized over the past year, current economic conditions continue to impact the market-related assumptions used in the November 1, 2009 annual assessment. While ComEd did not recognize an impairment in 2009, deterioration of the market-related factors used in the impairment review could potentially result in a future impairment loss of ComEd's goodwill, which could be material. If any combination of changes to significant assumptions resulted in a 5% reduction in fair value as of November 1, 2009, ComEd still would have passed the first step of the goodwill assessment.

Long-lived Assets

Exelon, Generation, ComEd and PECO evaluate the carrying value of their long-lived assets, excluding goodwill, when circumstances indicate the carrying value of those assets may not be recoverable. Conditions that could have an adverse impact on the cash flows and fair value of the long-lived assets include general deterioration in the business climate, including current economic energy market conditions, deterioration in the physical condition or operating performance of the asset, specific regulatory disallowance or plans to dispose of a long-lived asset significantly before the end of its useful life. The review of long-lived assets for impairment requires significant assumptions about operating strategies and estimates of future cash flows, which require assessments of current and projected market conditions. For the generation business, forecasting future cash flows requires assumptions regarding forecasted commodity prices for the sale of power, costs of fuel and the expected operations of assets. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus, could have a significant effect on the consolidated financial statements. An impairment evaluation is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of assets and liabilities. For the generation business, the lowest level of independent cash flows is determined by evaluation of several factors, including the geographic dispatch of the generation units and the hedging strategies related to those units. For ComEd and PECO, the lowest level of independent cash flows is determined by evaluation of several factors including the ratemaking jurisdiction in which they operate and the type of service or commodity. For ComEd the lowest level of independent cash flows is transmission and distribution and for PECO, the lowest level of independent cash flows is transmission, distribution and gas. Impairment may occur when the carrying value of the asset or asset group exceeds the associated future undiscounted cash flows. When the undiscounted cash flow analysis indicates that the carrying value of a long-lived asset or asset group is not recoverable, the amount of the impairment loss is determined by measuring the excess of the carrying amount of the long-lived asset or asset group over its fair value. An impairment is reported by the affected Registrant as a reduction to both the long-lived asset and current period earnings. See Note 4 of the Combined Notes to Consolidated Financial Statements for a discussion of asset impairment evaluations made by Generation.

Depreciable Lives of Property, Plant and Equipment

The Registrants have significant investments in electric generation assets and electric and natural gas transmission and distribution assets. Depreciation of these assets is generally provided over their estimated service lives on a straight-line basis using the composite method. The estimation of service lives requires management judgment regarding the period of time that the assets will be in use. As circumstances warrant, the estimated service lives are reviewed to determine if any changes are needed. Depreciation rates incorporate assumptions on interim retirements based on actual historical retirement experience. To the extent interim retirement patterns change, this could have a significant impact on the amount of depreciation expense recorded in the income statement. Changes to depreciation estimates resulting from a change in the estimated end of service lives could have a significant impact on the amount of depreciation expense recorded in the income statement.

The estimated service lives of the nuclear generating facilities are based on the estimated useful lives of the stations, which assume a 20-year license renewal extension of the operating licenses for all of Generation's operating nuclear generating stations. While Generation has received license renewals for certain facilities, and has applied for or expects to apply for and obtain approval of license renewals for the remaining facilities, circumstances may arise that would prevent Generation from obtaining additional license renewals. Generation also periodically evaluates the estimated service lives of its fossil fuel generating facilities based on feasibility assessments as well as economic and capital requirements. The estimated service lives of the hydroelectric generating facilities are based on the remaining useful lives of the stations, which assume a license renewal extension of the operating licenses. A change in depreciation estimates resulting from Generation's extension or reduction of the estimated service lives could have a significant effect on Generation's results of operations.

ComEd is required to file a depreciation rate study at least every five years with the ICC. ComEd filed a depreciation rate study with the ICC in January 2009, which resulted in the implementation of new depreciation rates effective January 1, 2009.

PECO is required to file a depreciation rate study at least every five years with the PAPUC. In August 2005, PECO filed a depreciation rate study with the PAPUC for both its electric and gas assets, which resulted in the implementation of new depreciation rates effective March 2006.

Defined Benefit Pension and Other Postretirement Benefits

Exelon sponsors defined benefit pension plans and postretirement benefit plans for substantially all Generation, ComEd, PECO, and Exelon Corporate employees. See Note 13 of the Combined Notes to Consolidated Financial Statements for additional information regarding the accounting for the defined benefit pension plans and postretirement benefit plans.

The measurement of the plan obligations and costs associated with providing benefits under these plans involve several factors, including development of valuation assumptions and determining accounting elections. When developing the various assumptions that are required, Exelon considers historical information as well as future expectations. The measurement of benefit costs is affected by the actual rate of return on plan assets, and assumptions, including the long-term expected rate of return on plan assets, the discount rate applied to benefit obligations, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, the long-term expected investment rate credited to employees of certain plans, the anticipated rate of increase of healthcare costs and the level of benefits provided to employees and retirees, among other factors. The assumptions are updated annually and upon any interim remeasurement of the plan obligations. As required by the authoritative guidance, the impact of assumption changes on pension and other postretirement benefit obligations is generally recognized over the expected average remaining service period of the employees rather than immediately recognized in the income statement. Pension and postretirement benefit costs attributed to the operating companies are labor costs and ultimately allocated to projects within the operating companies, some of which are capitalized.

Pension and postretirement benefit plan assets include equity and fixed income securities held through funds as well as certain alternative investment classes. See Note 13 of the Combined Notes to Consolidated Financial Statements for information on fair value measurements of pension and other postretirement plan assets, including valuation techniques and classification in accordance with authoritative guidance under the fair value hierarchy.

Expected Rate of Return on Plan Assets. The long-term expected rate of return on plan assets assumption used in calculating pension costs was 8.50%, 8.75% and 8.75% for 2009, 2008 and 2007, respectively. The weighted average EROA assumption used in calculating other postretirement benefit costs was 8.10%, 7.80% and 7.85% in 2009, 2008 and 2007 respectively. The pension trust activity is non-taxable, while other postretirement benefit trust activity is partially taxable. The EROA is based on current asset allocations as described in Note 13 of the Combined Notes to Consolidated Financial Statements. A change in the asset allocation strategy could impact the EROA and related costs. Exelon will use an EROA of 8.50% and 7.83%, for estimating its 2010 pension costs and other postretirement benefit costs, respectively.

Exelon calculates the expected return on pension and other postretirement benefit plan assets by multiplying the EROA by the MRV of plan assets at the beginning of the year, taking into consideration anticipated contributions and benefit payments to be made during the year. In determining MRV, the authoritative guidance for pensions and postretirement benefits allows the use of either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. For pension plan assets, Exelon uses a calculated value that adjusts for 20% of the difference between fair value and expected MRV of plan assets. Use of this calculated value approach enables less volatile expected asset returns to be recognized as a component of pension cost from year to year. For other postretirement benefit plan assets, Exelon uses fair value to calculate the MRV.

Actual asset returns have a significant effect on the costs reported for the Exelon-sponsored pension and other postretirement benefit plans. The actual asset returns across the Registrant's pension and other postretirement benefit plans for the year ended December 31, 2009 were approximately 21% compared to an expected long-term return assumption of 8.5% and 8.1%, respectively. Those return levels are expected to decrease 2010 and 2011 benefit costs as follows:

(dollars in millions)	Decrease in 2010 Pension Cost	Decrease in 2010 Postretirement Benefit Cost	Decrease in 2011 Pension Cost	Decrease in 2011 Postretirement Benefit Cost
2009 asset returns of 21%	$(28)	$(29)	$(27)	$(28)

This information assumes that movements in asset returns occur absent changes to other actuarial assumptions, and does not consider any actions management may take, such as changes to the amount and timing of future contributions. The actuarial assumptions used in the determination of pension and postretirement benefit costs are interrelated and changes in other assumptions could have the impact of offsetting all or a portion of the potential decrease in benefit costs set forth above. For example, decreases in actual discount rates, absent changes in other assumptions, increase pension and postretirement costs and obligations. Sensitivities of cost and obligations to key actuarial assumptions are discussed in further detail below.

Discount Rate. The discount rate for determining both the pension and other postretirement benefit obligations was 5.83%, 6.09% and 6.20% at December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, 2008 and 2007, the discount rate was determined by developing a spot rate curve based on the yield to maturity of a universe of high-quality non-callable (or callable with make whole provisions) bonds with similar maturities to the related pension and other postretirement benefit obligations. The spot rates are used to discount the estimated distributions under the pension and other postretirement benefit plans. The discount rate is the single level rate that produces the same result as the spot rate curve. Exelon utilizes an analytical tool developed by its actuaries to select the discount rates.

The discount rate assumptions used to determine the obligation at year end will be used to determine the cost for the following year. Exelon will use a discount rate of 5.83% for estimating its 2010 pension costs and other postretirement benefit costs.

Healthcare Cost Trend Rate. Assumed healthcare cost trend rates also have a significant effect on the costs reported for Exelon's other postretirement benefit plans. In determining the healthcare cost trend rate, Exelon reviews actual recent cost trends and projected future trends.

Sensitivity to Changes in Key Assumptions: The following tables illustrate the effects of changing certain of the actuarial assumptions discussed above, while holding all other assumptions constant (dollars in millions):

Actuarial Assumption	Change in Assumption	Pension	Other Postretirement Benefits	Total
Change in 2009 cost:				
Discount rate	(0.5)%	$ 44	$ 26	$ 70
EROA	(0.5)%	46	6	52
Healthcare trend rate	1.00%	—	49	49
	(1.00)%	—	(40)	(40)
	Extend the year at which the ultimate healthcare trend rate of 5% is forecasted to be reached by 5 years	—	19	19
Change in benefit obligation at December 31, 2009:				
Discount rate	(0.5)%	727	222	949
EROA	(0.5)%	—	—	—
Healthcare trend rate	1.00%	—	448	448
	(1.00)%	—	(372)	(372)
	Extend the year at which the ultimate healthcare trend rate of 5% is forecasted to be reached by 5 years	—	152	152

Average Remaining Service Period. For pension benefits, Exelon amortizes its unrecognized prior service costs and certain of its actuarial gains and losses, as applicable, based on participants' average remaining service periods. For other postretirement benefits, Exelon amortizes its unrecognized prior service costs over participants' average remaining service period related to eligibility age and amortizes its transition obligations and certain actuarial gains and losses over participants' average remaining service period to expected retirement. The average remaining service period of defined benefit pension plan participants was 12.7 years, 12.8 years and 13.0 years for the years ended December 31, 2009, 2008 and 2007, respectively. The average remaining service period of postretirement benefit plan participants related to eligibility age was 6.8 years, 6.9 years and 6.9 years for the years ended December 31, 2009, 2008 and 2007, respectively. The average remaining service period of postretirement benefit plan participants related to expected retirement was 9.2 years, 9.4 years and 9.7 years for the years ended December 31, 2009, 2008 and 2007, respectively.

Regulatory Accounting

Exelon, ComEd and PECO account for their regulated electric and gas operations in accordance with the authoritative guidance for accounting for certain types of regulations, which requires Exelon, ComEd, and PECO to reflect the effects of rate regulation in their financial statements. Regulatory assets represent costs that have been deferred to future periods when it is probable that the regulator will allow for future recovery through rates charged to customers. Regulatory liabilities represent revenues collected from customers in excess of prescribed recovery that must be refunded to customers through an adjustment of billing rates. Use of this guidance is applicable to utility operations that meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable expectation that all costs will be recoverable from customers through rates. As of December 31, 2009, Exelon, ComEd and PECO have concluded that the operations of ComEd and PECO meet the criteria. If it is concluded in a future period that a separable portion of those operations no longer meets the criteria of this guidance, Exelon, ComEd and PECO are required to eliminate the financial statement effects of regulation for that part of those operations, which would include the elimination of any or all regulatory assets and liabilities that had been recorded in their Consolidated Balance Sheets and the recognition of a one-time extraordinary item in their Consolidated Statements of Operations. The impact of not meeting the criteria would be material to the financial statements of Exelon, ComEd and PECO. At December 31, 2009, the extraordinary gain could have been as much as $1.7 billion (before taxes) as a result of the elimination of ComEd's regulatory assets and liabilities. At December 31, 2009, the extraordinary charge could have been as much as $1.5 billion (before taxes) as a result of the elimination of PECO's regulatory assets and liabilities. Exelon would record an extraordinary gain or charge in an equal amount related to ComEd's and PECO's regulatory assets and liabilities in addition to a charge against OCI (before taxes) of up to $2.5 billion and $92 million for ComEd and PECO, respectively, related to Exelon's regulatory assets associated with its defined benefit postretirement plans. The impacts and resolution of the above items could lead to an additional impairment of ComEd's goodwill, which could be significant and at least partially offset the extraordinary gain discussed above. A significant decrease in equity as a result of any changes could limit the ability of ComEd and PECO to pay dividends under Federal and state law and cause significant volatility in future results of operations. See Notes 2, 6 and 19 of the Combined Notes to Consolidated Financial Statements for additional information regarding regulatory issues, ComEd's goodwill and the significant regulatory assets and liabilities of Exelon, ComEd and PECO, respectively.

For each regulatory jurisdiction in which they conduct business, Exelon, ComEd and PECO continually assess whether the regulatory assets and liabilities continue to meet the criteria for probable future recovery or settlement. This assessment includes consideration of factors such as changes in applicable regulatory environments and recent rate orders, including for other regulated entities in the same jurisdiction. Furthermore, Exelon, ComEd and PECO make other judgments related to the financial statement impact of their regulatory environments, such as the types of adjustments to rate base that will be acceptable to regulatory bodies and the types of costs and the extent, if any, to which those costs will be recoverable through rates. Additionally, estimates are made in accordance with the authoritative guidance for contingencies, as to the amount of revenues billed under certain regulatory orders that will ultimately be refunded to customers upon finalization of the appropriate regulatory process. These assessments are based, to the extent possible, on past relevant experience with regulatory bodies, known circumstances specific to a particular matter, discussions held with the applicable regulatory body and other factors. If the assessments and estimates made by Exelon, ComEd and PECO are ultimately different than actual events, the impact on their results of operations, financial position, and cash flows could be material.

Accounting for Derivative Instruments

The Registrants utilize derivative instruments to manage their exposure to fluctuations in interest rates, changes in interest rates related to planned future debt issuances and changes in the fair value of outstanding debt. Generation uses a variety of derivative and non-derivative instruments to manage the commodity price risk of its electric generation facilities, including power sales, fuel and energy purchases and other energy-related products marketed and purchased. Additionally, Generation enters into energy-related derivatives for proprietary trading purposes. ComEd has entered into contracts to procure energy, capacity and ancillary services. In addition, ComEd has a financial swap contract with Generation that extends into 2013. PECO has entered into derivative natural gas contracts to hedge its long-term price risk in the natural gas market. As part of the preparation for the expiration of the PPA with Generation at the end of 2010, PECO has entered into derivative contracts to procure electric supply through a competitive RFP process as outlined in its PAPUC-approved DSP Program. ComEd and PECO do not enter into derivatives for proprietary trading purposes. The Registrants' derivative activities are in accordance with Exelon's Risk Management Policy (RMP). See Note 8 of the Combined Notes to Consolidated Financial Statements for additional information regarding the Registrants' derivative instruments.

The Registrants account for derivative financial instruments under the applicable authoritative guidance. Determining whether or not a contract qualifies as a derivative under this guidance requires that management exercise significant judgment, including assessing the market liquidity as well as determining whether a contract has one or more underlyings and one or more notional amounts. Further, interpretive guidance related to the authoritative literature continues to evolve, including how it applies to energy and energy-related products. Changes in management's assessment of contracts and the liquidity of their markets, and changes in authoritative guidance related to derivatives, could result in previously excluded contracts being subject to the provisions of the authoritative derivative guidance. Generation has determined that contracts to purchase uranium do not meet the definition of a derivative under the current authoritative guidance since they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and Generation begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with Generation's other derivative instruments. In this case, if market prices differ from the underlying prices of the contracts, Generation would be required to record a mark-to-market gain or loss, which may have a material impact to Exelon's and Generation's financial positions and results of operations.

Under current authoritative guidance, all derivatives are recognized on the balance sheet at their fair value unless they qualify for a normal purchases and normal sales exception. Further, derivatives that qualify and are designated for hedge accounting are classified as fair value or cash flow hedges. For fair value hedges, changes in fair values for both the derivative and the underlying hedged exposure are recognized in earnings each period. For cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in the hedged cash flows of the underlying exposure is deferred in accumulated OCI and later reclassified into earnings when the underlying transaction occurs. Gains and losses from the ineffective portion of any hedge are recognized in earnings immediately. For other derivative contracts that do not qualify or are not designated for hedge accounting and for energy-related derivatives entered for proprietary trading purposes, changes in the fair value of the derivatives are recognized in earnings each period except for ComEd and PECO, in which changes in the fair value each period are recorded in a regulatory asset or liability.

Normal Purchases and Normal Sales Exception. Determining whether a contract qualifies for the normal purchases and normal sales exception requires that management exercise judgment on whether the contract will physically deliver and requires that management ensure compliance with all of the associated qualification and documentation requirements. Revenues and expenses on contracts that qualify as normal purchases and normal sales are recognized when the underlying physical transaction is completed. Contracts which qualify for the normal purchases and normal sales exception are those for which physical delivery is probable, quantities are expected to be used or sold in the normal course of business over a reasonable period of time and price is not tied to an unrelated underlying derivative. As part of Generation's energy marketing business, Generation enters into contracts to buy and sell energy to meet the requirements of its customers. These contracts include short-term and long-term commitments to purchase and sell energy and energy-related products in the retail and wholesale markets with the intent and ability to deliver or take delivery. While these contracts are considered derivative financial instruments under the authoritative guidance, the transactions have been designated as normal purchases and normal sales and are thus not required to be recorded at fair value, but rather on an accrual basis of accounting. The contracts that ComEd has entered into with Generation and other suppliers as part of the initial ComEd procurement auction and the subsequent RFP process, PECO's full requirements fixed price contracts under the PAPUC-approved DSP program and all of PECO's natural gas supply agreements that are derivatives, qualify for the normal purchases and normal sales exception. If it were determined that a transaction designated as a normal purchase or a normal sale no longer met the scope exceptions, the fair value of the related contract would be recorded on the balance sheet and immediately recognized through earnings at Generation or offset by a regulatory asset or liability at ComEd and PECO. Thereafter, future changes in fair value would be recorded in the balance sheet and recognized through earnings at Generation. Triggering events that could result in a contract's loss of the normal purchase and normal sale designation, because it is no longer probable that the contract will result in physical delivery, include changes in business requirements, changes in counterparty credit and book-outs (financial settlements).

Commodity Contracts. Identification of a commodity contract as a qualifying cash flow hedge requires Generation to determine that the contract is in accordance with the RMP, the forecasted future transaction is probable and the hedging relationship between the commodity contract and the expected future purchase or sale of the commodity is expected to be highly effective at the initiation of the hedge and throughout the hedging relationship. Internal models that measure the statistical correlation between the derivative and the associated hedged item determine the effectiveness of such a commodity contract designated as a hedge. Generation reassesses its cash flow hedges on a regular basis to determine if they continue to be effective and that the forecasted future transactions are probable. When a contract does not meet the effective or probable criteria of the authoritative guidance, hedge accounting is discontinued and changes in the fair value of the derivative are recorded through earnings at Generation or offset by a regulatory asset or liability at ComEd and PECO.

As a part of accounting for derivatives, the Registrants make estimates and assumptions concerning future commodity prices, load requirements, interest rates, the timing of future transactions and their probable cash flows, the fair value of contracts and the expected changes in the fair value in deciding whether or not to enter into derivative transactions, and in determining the initial accounting treatment for derivative transactions. In accordance with the authoritative guidance for fair value measurements, the Registrants categorize these derivatives under a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Derivative contracts are traded in both exchange-based and non-exchange-based markets. Exchange-based derivatives that are valued using unadjusted quoted prices in active markets are categorized in Level 1 in the fair value hierarchy. Certain non-exchange-based derivatives are valued using indicative price quotations available through brokers or over-the-counter, on-line exchanges are categorized in Level 2. These price quotations reflect the average of the bid-ask mid-point prices and are obtained from sources that the Registrants believe provide the most liquid market for the commodity. The price quotations are reviewed and corroborated to ensure the prices are observable and representative of an orderly transaction between market participants. This includes consideration of actual transaction volumes, market delivery points, bid-ask spreads and contract duration. The Registrant's non-exchange-based derivatives are predominately at liquid trading points. The remainder of non-exchange-based derivative contracts is valued using the Black model, an industry standard option valuation model. The Black model takes into account inputs such as contract terms, including maturity, and market parameters, including assumptions of the future prices of energy, interest rates, volatility, credit worthiness and credit spread. For non-exchange-based derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs are generally observable. Such instruments are categorized in Level 2. For non-exchange-based derivatives that trade in less liquid markets with limited pricing information, such as the financial swap contract between Generation and ComEd, model inputs generally would include both observable and unobservable inputs. In instances where observable data is unavailable, consideration is given to the assumptions that market participants would use in valuing the asset or liability. This includes assumptions about market risks such as liquidity, volatility and contract duration. Such instruments are categorized in Level 3 as the model inputs generally are not observable. The Registrants consider nonperformance risk, including credit risk in the valuation of derivative contracts categorized in Level 1, 2 and 3, including both historical and current market data in its assessment of nonperformance risk, including credit risk. The impacts of credit and nonperformance risk were not material to the financial statements.

Interest Rate Derivative Instruments. The Registrants may utilize fixed-to-floating interest rate swaps, which are typically designated as fair value hedges, as a means to achieve its targeted level of variable-rate debt as a percent of total debt. Additionally, the Registrants may use forward-starting interest rate swaps and treasury rate locks to lock in interest-rate levels in anticipation of future financings. The Registrants use a calculation of future cash inflows and estimated future outflows related to the swap agreements, which are discounted and netted to determine the current fair value. Additional inputs to the present value calculation include the contract terms, as well as market parameters such as interest rates and volatility. As these inputs are based on observable data and valuations of similar instruments, the interest rate swaps are categorized in Level 2 in the fair value hierarchy.

See Quantitative and Qualitative Disclosures About Market Risk and Notes 7 and 8 of the Combined Notes to Consolidated Financial Statements for additional information regarding the Registrants' derivative instruments.

Taxation

Significant management judgment is required in determining the Registrants' provisions for income taxes, primarily due to the uncertainty related to tax positions taken, as well as deferred tax assets and liabilities and valuation allowances. The Registrants account for uncertain income tax positions using a benefit recognition model with a two-step approach, a more-likely-than-not recognition criterion and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon ultimate settlement in accordance with the authoritative guidance for accounting for uncertain tax positions. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit will be recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant judgment is required to determine whether the recognition threshold has been met and, if so, the appropriate amount of unrecognized tax benefits to be recorded in the Registrants' consolidated financial statements.

The Registrants evaluate quarterly the probability of realizing deferred tax assets by reviewing a forecast of future taxable income and the availability of tax planning strategies that can be implemented, if necessary, to realize deferred tax assets. The Registrants also assess their ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the financial statements. The Registrants record valuation allowances for deferred tax assets when the Registrants conclude it is more likely than not such benefit will not be realized in future periods.

Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, the Registrants' forecasted financial condition and results of operations in future periods, failure to successfully implement tax planning strategies, as well as results of audits and examinations of filed tax returns by taxing authorities. While the Registrants believe the resulting tax balances as of December 31, 2009 and 2008 are appropriately accounted for in accordance with the applicable authoritative guidance, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to their consolidated financial statements and such adjustments could be material. See Note 10 of the Combined Notes to Consolidated Financial Statements for additional information regarding taxes.

Accounting for Contingencies

In the preparation of their financial statements, the Registrants make judgments regarding the future outcome of contingent events and record loss contingency amounts that are probable and reasonably estimable based upon available information. The amounts recorded may differ from the actual income or expense that occurs when the uncertainty is resolved. The estimates that the Registrants make in accounting for contingencies and the gains and losses that they record upon the ultimate resolution of these uncertainties could have a significant effect on their consolidated financial statements.

Environmental Costs

Environmental investigation and remediation liabilities are based upon estimates with respect to the number of sites for which the Registrants will be responsible, the scope and cost of work to be performed at each site, the portion of costs that will be shared with other parties, the timing of the remediation work, changes in technology, regulations and the requirements of local governmental authorities. These matters, if resolved in a manner different from the estimate, could have a material effect on the Registrants' results of operations, financial position and cash flows.

Other, Including Personal Injury Claims

The Registrants are self-insured for general liability, automotive liability, and personal injury claims to the extent that losses are within policy deductibles or exceed the amount of insurance maintained. The Registrants have reserves for both open claims asserted and an estimate of claims incurred but not reported (IBNR). The IBNR reserve is estimated based on actuarial assumptions and analysis and is updated annually. Projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of claims, as well as the numerous uncertainties surrounding litigation and possible legislative measures in the United States, could cause the actual costs to be higher or lower than estimated. Accordingly, these claims, if resolved in a manner different from the estimate, could have a material effect on the Registrants' results of operations, financial position and cash flows.

Allowance for Uncollectible Accounts

The allowance for uncollectible accounts reflects the Registrants' best estimates of probable losses on the accounts receivable balances. The allowance is based on known troubled accounts, historical experience and other currently available evidence. For ComEd and PECO, customer accounts are generally considered delinquent if the amount billed is not received by the time the next bill is issued, which normally occurs on a monthly basis. Customer accounts are written off consistent with approved regulatory guidelines. ComEd and PECO are each currently obligated to provide service to all electric customers within their respective franchised territories and are prohibited from terminating electric service to certain residential customers due to nonpayment during certain months of the year. ComEd's and PECO's provisions for uncollectible accounts will continue to be affected by changes in prices and economic conditions as well as changes in ICC and PAPUC regulations, respectively.

Revenue Recognition

Revenues related to the sale of energy are recorded when service is rendered or energy is delivered to customers. The determination of Generation's, ComEd's and PECO's retail energy sales to individual customers, however, is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. Unbilled revenue is estimated each month based on daily customer usage measured by generation or gas throughput volume, estimated customer usage by class, estimated losses of energy during delivery to customers and applicable customer rates. Increases in volumes delivered to the utilities' customers and favorable rate mix due to changes in usage patterns in customer classes in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the estimated unbilled revenue; however, total operating revenues would remain materially unchanged.

The determination of Generation's energy sales, excluding the retail business, is based on estimated amounts delivered as well as fixed quantity sales. At the end of each month, amounts of energy delivered to customers during the month are estimated and the corresponding unbilled revenue is recorded. Increases in volumes delivered to the wholesale customers in the period, as well as price, would increase unbilled revenue.

Results of Operations by Business Segment

The comparisons of operating results and other statistical information for the years ended December 31, 2009, 2008 and 2007 set forth below include intercompany transactions, which are eliminated in Exelon's consolidated financial statements.

Net Income (Loss) from Continuing Operations by Business Segment

	2009	2008	Favorable (unfavorable) 2009 vs. 2008 variance	2007	Favorable (unfavorable) 2008 vs. 2007 variance
Generation	$2,122	$2,258	$(136)	$2,025	$ 233
ComEd	374	201	173	165	36
PECO	353	325	28	507	(182)
Other [(a)]	(143)	(67)	(76)	29	(96)
Total	$2,706	$2,717	$ (11)	$2,726	$ (9)

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Net Income (Loss) by Business Segment

	2009	2008	Favorable (unfavorable) 2009 vs. 2008 variance	2007	Favorable (unfavorable) 2008 vs. 2007 variance
Generation	$2,122	$2,278	$(156)	$2,029	$ 249
ComEd	374	201	173	165	36
PECO	353	325	28	507	(182)
Other [(a)]	(142)	(67)	(75)	35	(102)
Total	$2,707	$2,737	$ (30)	$2,736	$ 1

(a) Other primarily includes corporate operations, BSC, investments in synthetic fuel-producing facilities and intersegment eliminations.

Results of Operations—Generation

	2009	2008	Favorable (unfavorable) 2009 vs. 2008 variance	2007	Favorable (unfavorable) 2008 vs. 2007 variance
Operating revenues	$9,703	$10,754	$(1,051)	$10,749	$ 5
Purchased power and fuel expense	2,932	3,572	640	4,451	879
Revenue net of purchased power and fuel expense (a)	6,771	7,182	(411)	6,298	884
Other operating expenses					
Operating and maintenance	2,938	2,717	(221)	2,454	(263)
Depreciation and amortization	333	274	(59)	267	(7)
Taxes other than income	205	197	(8)	185	(12)
Total other operating expenses	3,476	3,188	(288)	2,906	(282)
Operating income	3,295	3,994	(699)	3,392	602
Other income and deductions					
Interest expense	(113)	(136)	23	(161)	25
Equity in earnings (losses) of investments	(3)	(1)	(2)	1	(2)
Other, net	376	(469)	845	155	(624)
Total other income and deductions	260	(606)	866	(5)	(601)
Income from continuing operations before income taxes	3,555	3,388	167	3,387	1
Income taxes	1,433	1,130	(303)	1,362	232
Income from continuing operations	2,122	2,258	(136)	2,025	233
Income from discontinued operations, net of income taxes	—	20	(20)	4	16
Net income	$2,122	$ 2,278	$ (156)	$ 2,029	$ 249

(a) Generation evaluates its operating performance using the measure of revenue net of purchased power and fuel expense. Generation believes that revenue net of purchased power and fuel expense is a useful measurement because it provides information that can be used to evaluate its operational performance. Revenue net of purchased power and fuel expense is not a presentation defined under GAAP and may not be comparable to other companies' presentations or deemed more useful than the GAAP information provided elsewhere in this report.

Net Income

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. Generation's 2009 results compared to 2008 were significantly affected by lower revenue net of purchased power and fuel expense primarily due to unfavorable portfolio and market conditions, including decreased net mark-to-market gains from its hedging activities, and revenue from certain long options in Generation's proprietary trading portfolio recorded in 2008. Additionally, Generation's revenue net of purchased power and fuel expense was affected by gains related to the settlement of uranium supply agreements in 2008 and higher nuclear fuel costs in 2009 due to rising nuclear fuel prices. The decrease in Generation's revenues net of purchased power and fuel expense was partially offset by lower costs related to the Illinois Settlement.

Generation's 2009 results compared to 2008 were further affected by higher operating and maintenance expenses. Higher operating and maintenance expenses were primarily due to a $223 million charge associated with the impairment of the Handley and Mountain Creek stations and costs associated with the announced shut-down of three coal-fired and one dual fossil-fired generation unit in Pennsylvania. These actions were a direct result of current and future expected market conditions. Market conditions also contributed to lower than expected pension and postretirement plan asset returns in 2008, which resulted in higher pension and other postretirement benefits expense in 2009. Higher operating and maintenance expenses were partially offset by the favorable results of Exelon's companywide cost savings initiative and lower nuclear refueling outage costs.

Additionally, due to a significant rebound in the financial markets, Generation experienced strong performance in its NDT funds in 2009. As a result, Generation's earnings improved as its NDTs of the Non-Regulatory Agreement Units had significant net realized and unrealized gains in 2009 compared to significant net realized and unrealized losses in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. Generation's 2008 results were significantly affected by higher revenue net of purchased power and fuel expense compared to 2007 primarily due to favorable portfolio and market conditions, including increased net mark-to-market gains from its hedging activities, and revenue from certain long options in Generation's proprietary trading portfolio recorded in 2008, which were primarily the result of favorable energy prices. Additionally, Generation's revenue net of purchased power and fuel expense was affected by lower costs incurred in conjunction with the Illinois Settlement and the gain on the termination of the State Line Energy, L.L.C. (State Line) PPA in 2007.

Generation's 2008 results compared to 2007 were further affected by higher operating and maintenance expenses. Higher operating and maintenance expenses included higher nuclear planned refueling outage costs and higher labor and contracting costs.

Additionally, due to a sharp decline in the financial markets, Generation's NDTs of its Non-Regulatory Agreement Units had significant net realized and unrealized losses in 2008.

Operating Revenues

For the years ended December 31, 2009, 2008 and 2007, Generation's sales were as follows:

Revenue	2009	2008	2009 vs. 2008 Variance	2009 vs. 2008 % Change	2007	2008 vs. 2007 Variance	2008 vs. 2007 % Change
Electric sales to affiliates	$3,470	$ 3,588	$ (118)	(3.3)%	$ 3,537	$ 51	1.4%
Wholesale and retail electric sales	5,978	6,693	(715)	(10.7)%	6,834	(141)	(2.1)%
Total electric sales revenue	9,448	10,281	(833)	(8.1)%	10,371	(90)	(0.9)%
Retail gas sales	295	497	(202)	(40.6)%	449	48	10.7%
Trading portfolio	1	106	(105)	(99.1)%	43	63	146.5%
Other operating revenue (a)	(41)	(130)	89	68.5%	(114)	(16)	(14.0)%
Total operating revenues	$9,703	$10,754	$(1,051)	(9.8)%	$10,749	$ 5	0.0%

(a) Includes costs incurred for the Illinois Settlement and revenues relating to fossil fuel sales and decommissioning revenue from PECO during 2009, 2008 and 2007.

Sales (in GWh)	2009	2008	2009 vs. 2008 Variance	2009 vs. 2008 % Change	2007	2008 vs. 2007 Variance	2008 vs. 2007 % Change
Electric sales to affiliates	58,643	64,652	(6,009)	(9.3)%	64,406	246	0.4%
Wholesale and retail electric sales	114,422	111,522	2,900	2.6%	125,244	(13,722)	(11.0)%
Total electric sales	173,065	176,174	(3,109)	(1.8)%	189,650	(13,476)	(7.1)%

Trading volumes of 7,578 GWh, 8,891 GWh and 20,323 GWh for 2009, 2008 and 2007, respectively, are not included in the table above.

Electric sales to affiliates. The changes in Generation's electric sales to affiliates for 2009 compared to 2008 and 2008 compared to 2007 consisted of the following:

Electric sales to affiliates	Variance 2009 vs. 2008 Price	Variance 2009 vs. 2008 Volume	Variance 2009 vs. 2008 (Decrease)	Variance 2008 vs. 2007 Price	Variance 2008 vs. 2007 Volume	Variance 2008 vs. 2007 Increase
ComEd	$264	$(313)	$ (49)	$(13)	$ 40	$27
PECO	(14)	(55)	(69)	43	(19)	24
Total	$250	$(368)	$(118)	$ 30	$ 21	$51

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. Of the $264 million price variance in the ComEd territories, $294 million is related to an increase in settlements from the ComEd swap. This increase is partially offset by decreased prices realized for sales under the RFP. The volume decrease in the ComEd territories is due primarily to the expiration of certain tranches served under the auction contract, partially offset by an increase in deliveries to ComEd under the RFP. In the PECO territories, the decrease in price reflects an unfavorable change in the mix of average pricing related to PECO's PPA with Generation and the volume decrease was primarily due to unfavorable economic conditions.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. In the ComEd territories, the volume increase was primarily the result of an acquisition by Generation of an unrelated third party's supply obligations under the ComEd auction effective January 1, 2008, as well as volumes sold under the ComEd RFP, which started in September 2008. The price decrease in the ComEd territories was largely due to final reconciliation activity recorded in 2007 associated with the full requirements ComEd PPA which ended on December 31, 2006. This decrease was offset by a $29 million increase in revenue related to the ComEd RFP. In the PECO territories, the price increase reflects a favorable change in the mix of average pricing related to PECO's PPA with Generation, in addition to the effects of the last scheduled rate increase under the PPA, which took effect in mid-January 2007. The volume decrease in the PECO territories was primarily due to unfavorable weather conditions.

Wholesale and retail electric sales. The decrease in Generation's wholesale and retail electric sales for 2009 compared to 2008 and 2008 compared to 2007 consisted of the following:

	Increase (Decrease)	
	2009 vs. 2008	2008 vs. 2007
Price	$(891)	$ 606
Volume	176	(747)
Decrease in wholesale and retail electric sales	$(715)	$(141)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. The decrease was primarily the result of an overall decrease in market prices, partially mitigated by higher volumes of generation sold to the wholesale and retail markets as a result of a decrease in affiliate load served and increased nuclear generation as a result of a decrease in refueling and non-refueling outage days.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. The decrease in volumes was reflective of an increased use of financial instruments versus physical contracts in addition to lower volumes of generation sold to the market, including the termination of Generation's PPA with State Line in October 2007. The increase in price was primarily the result of an overall increase in market prices.

Retail gas sales. Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. Retail gas sales decreased $202 million of which $131 million was due to lower realized prices and $71 million was due to lower volumes as a result of decreased demand.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. Retail gas sales increased $48 million of which $74 million was due to higher realized prices, partially offset by a $26 million decrease due to lower volumes as a result of decreased demand.

Trading Portfolio. Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. The trading portfolio revenues decreased $105 million which was due primarily to earnings in 2008 from certain long options in the proprietary trading portfolio.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. The trading portfolio revenues increased $63 million which was due primarily to earnings from certain long options in the proprietary trading portfolio in 2008.

Other revenue. Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. The increase in other revenues was primarily due to $123 million in reduced customer credits issued to ComEd and Ameren associated with the 2007 Illinois Settlement further described in Note 2 of the Combined Notes to Consolidated Financial Statements, partially offset by $24 million in lower fuel sales.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. The decrease in other revenues was primarily due to $223 million of income in 2007 associated with the termination of State Line PPA, partially offset by $187 million in reduced customer credits issued to ComEd and Ameren associated with the 2007 Illinois Settlement and a $14 million Salem oil spill settlement received in December 2008. See Note 18 of the Combined Notes to Consolidated Financial Statements for additional information regarding the oil spill settlement.

Purchased Power and Fuel Expense. Generation's supply sources are summarized below:

Supply Source (in GWh)	2009	2008	2009 vs. 2008 Variance	2009 vs. 2008 % Change	2007	2008 vs. 2007 Variance	2008 vs. 2007 % Change
Nuclear generation (a)	139,670	139,342	328	0.2%	140,359	(1,017)	(0.7)%
Purchases	23,206	26,263	(3,057)	(11.6)%	38,021	(11,758)	(30.9)%
Fossil and hydroelectric generation	10,189	10,569	(380)	(3.6)%	11,270	(701)	(6.2)%
Total supply	173,065	176,174	(3,109)	(1.8)%	189,650	(13,476)	(7.1)%

(a) Includes Generation's proportionate share of the output of its nuclear generating plants, including Salem Generating Station (Salem), which is operated by PSEG Nuclear, LLC.

The following table presents changes in Generation's purchased power and fuel expense for 2009 compared to 2008 and 2008 compared to 2007. Generation considers the aggregation of purchased power and fuel expense as a useful measure to analyze the profitability of electric operations between periods. Generation has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, the aggregation of purchased power and fuel expense is not a presentation defined under GAAP and may not be comparable to other companies' presentations or be more useful than the GAAP information Generation provides elsewhere in this Financial Information supplement.

	Variance 2009 vs. 2008			Variance 2008 vs. 2007		
	Price	Volume	Total Increase (Decrease)	Price	Volume	Total Increase (Decrease)
Purchased power costs and tolling agreement costs (a)	$(610)	$(306)	$(916)	$ 767	$(825)	$ (58)
Generation costs (b)	168	—	168	(77)	(12)	(89)
Retail Fuel Costs	(146)	(70)	(216)	87	(25)	62
Mark-to-market	n.m.	n.m.	271	n.m.	n.m.	(623)
Decrease in purchased power and fuel expense			$(693)			$(708)

(a) Variance for 2008 as compared to 2007 presented excludes the net impact of a $119 million loss recorded in 2007 associated with Generation's tolling agreement with Georgia Power related to the contract with Tenaska. See Note 18 of the Combined Notes to the Consolidated Financial Statements for additional information.

(b) Variance for both periods excludes gains of approximately $53 million related to non-performance claims for uranium supply agreements recorded in 2008.

n.m. Not meaningful.

Purchased Power Costs and Tolling Agreement Costs.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. Purchased power costs include all costs associated with the procurement of electricity including capacity, energy and fuel costs associated with tolling agreements. Generation incurred overall lower prices for purchased power as a result of the decline in market prices. Generation's decreased purchased power volumes were driven by unfavorable market conditions.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. Generation had lower purchased power volumes primarily due to market conditions that resulted in decreased purchases from contracted units as well as decreased volumes due to the termination of the State Line PPA in October 2007. The decrease in volumes was also reflective of an increased use of financial instruments versus physical contracts. Generation incurred overall higher prices for purchased power as a result of an overall increase in market prices. Further, Generation's purchased power costs increased $28 million due to the favorable PJM billing dispute settlement with PPL in the first quarter of 2007.

Generation Costs. Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. Generation costs include fuel costs for internally-generated energy. Generation experienced overall higher generation costs for the year ended December 31, 2009, as compared to the same period in 2008 primarily as a result of an increase in the cost of nuclear and fossil fuels.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. Generation experienced overall lower generation costs for the year ended December 31, 2008, as compared to the same period in 2007 due to decreased fossil fuel costs, lower volumes and gains associated with uranium supply agreement costs, partially offset by increased costs for uranium and fossil fuel inventory impairments of $21 million during the year ended December 31, 2008.

Retail Fuel Costs. Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. Retail fuel cost includes retail gas purchases. The changes in Generation's retail fuel costs for 2009 as compared to 2008 consisted of overall lower prices resulting in a decrease of $146 million. This was in addition to lower demand resulting in a volume decrease of $70 million.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. The changes in Generation's retail fuel costs for 2008 as compared to 2007 consisted of overall higher prices resulting in an increase of $75 million, in addition to a retail gas inventory impairment of $12 million during the year 2008. These increases were offset by lower volumes caused by lower demand, which resulted in a decrease of $25 million.

Mark-to-market. Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. Generation is exposed to market risks associated with changes in commodity prices and enters into economic hedges to mitigate exposure to these fluctuations. Mark-to-market gains on power hedging activities were $94 million in 2009, including the impact of the changes in ineffectiveness, compared to gains of $414 million in 2008. Mark-to-market gains on fuel hedging activities were $87 million in 2009 compared to gains of $38 million in 2008. See Notes 7 and 8 of the Combined Notes to the Consolidated Financial Statements for information on gains and losses associated with mark-to-market derivatives.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. Mark-to-market gains on power hedging activities were $414 million in 2008 compared to losses of $253 million in 2007. Mark-to-market gains on fuel hedging activities were $38 million in 2008 compared to gains of $81 million in 2007. See Notes 7 and 8 of the Combined Notes to Consolidated Financial Statements for information on gains and losses associated with mark-to-market derivatives.

The following table presents average electric revenues, supply costs and margins per MWh of electricity sold during 2009 as compared 2008 and 2008 compared to 2007. As set forth in the table, average electric margins are defined as average electric revenues less average electric supply costs. Generation considers average electric margins useful measures to analyze the change in profitability of electric operations between periods. Generation has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, these margins are not a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information Generation provides elsewhere in this Financial Information supplement.

($/MWh)	2009	2008	2009 vs. 2008 % Change	2007	2008 vs. 2007 % Change
Average electric revenue					
Electric sales to affiliates (a)	$54.19	$55.50	(2.4)%	$54.90	1.1%
Wholesale and retail electric sales (a)	54.79	59.99	(8.7)%	54.59	9.9%
Total—excluding the trading portfolio	54.59	58.35	(6.4)%	54.70	6.7%
Average electric supply cost (b) (c)—excluding the proprietary trading portfolio	$16.39	$19.87	(17.5)%	$19.54	1.7%
Average margin—excluding the proprietary trading portfolio	$38.20	$38.48	(0.7)%	$35.16	9.4%

(a) $292 million of pre-tax revenue, and $2 million of a pre-tax reduction in revenue, resulting from the settlement of the ComEd swap starting in June 2008, have been excluded from Electric sales to affiliates and included in Wholesale and retail electric sales for the twelve months ended December 31, 2009 and December 31, 2008, respectively. Additionally, $88 million (1,916 GWh) and $29 million (486 GWh) of pre-tax revenue, resulting from sales to ComEd under the RFP, which started in September 2008, have been excluded from Electric sales to affiliates and included in Wholesale and retail electric sales for the twelve months ended December 31, 209 and December 31, 2008, respectively. In addition, REC sales to affiliates have been included within Wholesale and retail electric sales.

(b) Average supply cost includes purchased power and fuel costs associated with electric sales excluding the impact of mark-to-market hedging activities. Average electric supply cost does not include fuel costs associated with retail gas sales and other sales for all periods presented.

(c) For year 2007, excludes the net impact of the $119 million loss related to the execution of the Georgia Power PPA and costs related to the termination of the State Line PPA during 2007.

The following table presents nuclear fleet operating data for 2009, as compared to 2008 and 2007, for the Exelon-operated plants. The nuclear fleet capacity factor presented in the table is defined as the ratio of the actual output of a plant over a period of time to its output if the plant had operated at full average annual mean capacity for that time period. Nuclear fleet production cost is defined as the costs to produce one MWh of energy, including fuel, materials, labor, contracting and other miscellaneous costs, but excludes depreciation and certain other non-production related overhead costs. Generation considers capacity factor and production costs useful measures to analyze the nuclear fleet performance between periods. Generation has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, these measures are not a presentation defined under GAAP and may not be comparable to other companies' presentations or be more useful than the GAAP information provided elsewhere in this Financial Information supplement.

	2009	2008	2007
Nuclear fleet capacity factor [(a)]	93.6%	93.9%	94.5%
Nuclear fleet production cost per MWh [(a)]	$16.07	$15.87 [(b)]	$14.46

(a) Excludes Salem, which is operated by PSEG Nuclear, LLC.
(b) Excludes the $53 million reduction in fuel expense related to uranium supply agreement non-performance settlements.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. The nuclear fleet capacity factor, which excludes Salem, decreased primarily due to a higher number of outage days. For 2009 and 2008, scheduled refueling outage days totaled 263 and 241, respectively, and non-refueling outage days totaled 78 and 59, respectively. Higher nuclear fuel costs, partially offset by lower refueling outage and other labor and contracting costs, resulted in a higher production cost per MWh during 2009 as compared to 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. The nuclear fleet capacity factor decreased primarily due to a higher number of planned refueling outage days. For 2008 and 2007, refueling outage days totaled 241 and 195, respectively, while non-refueling outage days totaled 59 in both years. The lower number of net MWh generated, the impact of inflation on labor and contracting costs, higher nuclear fuel costs and the refueling outage costs associated with the higher number of refueling outage days resulted in a higher production cost per MWh during 2008 as compared to 2007.

Operating and Maintenance Expense

The changes in operating and maintenance expense for 2009 compared to 2008, consisted of the following:

	Increase (Decrease)
Impairment of certain generating assets [(a)]	$223
Pension and non-pension postretirement benefits expense	92
Nuclear insurance credits [(b)]	28
Announced plant shutdowns [(c)]	24
Nuclear refueling outage costs, including the co-owned Salem Plant [(d)]	(46)
Labor, other benefits, contracting and materials [(e)]	(35)
Asset retirement obligation reduction [(f)]	(26)
Accounts receivable reserve [(g)]	(22)
Other	(17)
Increase in operating and maintenance expense	$221

(a) Reflects the impairment of certain generating assets in 2009. See Notes 6 and 7 of the Combined Notes to Consolidated Financial Statements for further information.
(b) Reflects the impact of the return of property and business interruption insurance premiums in 2008. No premiums were received for 2009.
(c) Reflects severance-related and inventory write-down costs incurred in 2009 associated with the announced plant shutdowns. See Note 14 of the Combined Notes to Consolidated Financial Statements for further information.
(d) Primarily reflects the impact of decreased planned and unplanned nuclear outage days in 2009.
(e) Primarily reflects the impact of Exelon's 2009 cost savings program.
(f) Primarily reflects an increased reduction in the ARO in excess of the related ARC balances for the non-regulatory agreement units during 2009 as compared to 2008.
(g) Reflects the impact of an increase in accounts receivable reserves recorded in 2008 as a result of Generation's direct net exposure to Lehman Brothers Holdings Inc.

The changes in operating and maintenance expense for 2008 compared to 2007, consisted of the following:

	Increase (Decrease)
Nuclear refueling outage costs, including the co-owned Salem Plant [(a)]	$ 88
Labor, other benefits, contracting and materials	74
Decommissioning-related activities [(b)]	47
Accounts receivable reserve [(c)]	22
Asset retirement obligation reduction [(d)]	19
Nuclear insurance credits [(e)]	15
New nuclear plant development costs [(f)]	(22)
Other	20
Increase in operating and maintenance expense	$263

(a) Reflects a higher number of nuclear refueling outage days in 2008 compared to 2007.
(b) Reflects an increase in the contractual elimination of income taxes associated with the decommissioning trusts funds of the former ComEd and PECO nuclear generating units (Regulatory Agreement Units).
(c) Reflects an increase in the accounts receivable reserve recorded in 2008 as a result of Generation's direct net exposure to Lehman Brothers Holdings Inc.
(d) Reflects a decreased reduction in the ARO in excess of the related ARC balances for the Non-Regulatory Agreement Units and fossil units during 2008 as compared to 2007.
(e) Reflects the impact of the return of property and business interruption insurance premiums in 2008 compared to 2007.
(f) Reflects a reduction in costs associated with possible construction of a nuclear power plant in southeast Texas.

Depreciation and Amortization

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. For 2009 as compared to 2008, the increase in depreciation and amortization expense was a result of a change in the estimated useful lives of the plants associated with the 2009 announced shutdowns further described in Note 14 of the Combined Notes to Consolidated Financial Statements, which resulted in $32 million of accelerated depreciation. Additionally, the change in the estimated useful life of a fossil-fired power plant in 2008 resulted in $18 million higher depreciation expense in 2009. The remaining increase is primarily due to higher plant balances due to capital additions and upgrades to existing facilities (including material condition improvements during nuclear refueling outages), partially offset by the impact of the reassessment of the useful lives of several other fossil-fired facilities in 2008 and reduced depreciation associated with the generating assets impaired in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. For 2008 as compared to 2007, the increase in depreciation and amortization expense was primarily due to higher plant balances due to capital additions and upgrades to existing facilities (including material condition improvements during nuclear refueling outages), partially offset by the reassessment of the useful lives of several fossil facilities. The impact of the reassessment of the useful lives did not result in a material change to Generation's results of operations as compared to amounts recognized in periods prior to the change.

Taxes Other Than Income

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. For 2009 as compared to 2008, the increase was primarily due to a $9 million gross receipts tax adjustment in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. For 2008 as compared to 2007, the increase was primarily due to higher payroll taxes of $11 million and higher property taxes of $8 million, partially offset by a $9 million gross receipts tax adjustment in 2008.

Interest Expense

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. For 2009 as compared to 2008, the decrease in interest expense reflects lower interest of $16 million on SNF obligations as a result of lower rates. Interest on the spent fuel obligation accrues at the 13-week Treasury Rate and is recalculated on a quarterly basis. See Note 12 of the Combined Notes to Consolidated Financial Statements for further information. Additionally, the decrease in interest expense reflects a $16 million increase in capitalized interest during 2009 as compared to 2008. These decreases in interest expense are partially offset by a $9 million increase in interest expense related to uncertain tax positions.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. For 2008 as compared to 2007, the decrease in interest expense reflected lower interest of $29 million on SNF obligations as a result of lower rates and a $24 million decrease in interest expense related to a change in the estimate of interest on uncertain tax positions, partially offset by increased interest of $27 million from higher outstanding long-term debt balances as a result of the September 2007 bond issuance.

Other, Net

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008. For 2009 as compared to 2008, the increase reflects net unrealized gains in 2009 on the NDT funds of its Non-Regulatory Agreement Units as compared to net unrealized losses in 2008. See the table below for additional information. Additionally, the increase reflects the contractual elimination of $181 million of income tax expense associated with the NDT funds of the Regulatory Agreement Units in 2009 compared to the contractual elimination of $202 million of income tax benefit in 2008. These increases are partially offset by the impacts of income in 2008 related to the termination of a gas supply guarantee and $71 million of expense related to long-term debt extinguished in the third and fourth quarter of 2009 further described in Note 9 of the Combined Notes to Consolidated Financial Statements

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007. For 2008 as compared to 2007, the decrease primarily reflects net unrealized losses in 2008 on the NDT funds of the Non-Regulatory Agreement Units due to adverse financial market conditions, the contractual elimination of income tax benefits associated with the NDT funds of the Regulatory Agreement Units, realized losses on the trust funds of the Non-Regulatory Agreement Units due to the execution of a tax planning strategy in 2008, and realized gains in 2007 on NDT fund investments of the Non-Regulatory Agreement Units associated with changes in Generation's investment strategy, partially offset by a gain on sale of TEG and TEP in 2007.

The following table provides unrealized and realized gains (losses) on the NDT funds of the Non-Regulatory Agreement Units recognized in other, net for 2009, 2008 and 2007:

	2009	2008	2007
Net unrealized gains (losses) on decommissioning trust funds—Non-Regulatory Agreement Units	$227	$(324)	$— (b)
Net realized gains (losses) on sale of decommissioning trust funds—Non-Regulatory Agreement Units	$ 29	$ (39)	$64
Other-than-temporary impairment of decommissioning trust funds—Non-Regulatory Agreement Units (a)	n/a	$ n/a	$ (9)

(a) As a result of certain NRC regulations, Exelon and Generation were unable to demonstrate the ability and intent to hold the NDT fund investments through a recovery period and, accordingly, recognized any unrealized holding losses immediately. After the January 1, 2008 adoption of the fair value option, other-than-temporary impairments are no longer recognized since all changes in fair value are recognized in the Statement of Operations beginning January 1, 2008.

(b) Unrealized gains and losses were included in accumulated OCI on Exelon's and Generation's Consolidated Balance Sheets prior to the January 1, 2008 adoption of the fair value option.

Effective Income Tax Rate.

Generation's effective income tax rates for the years ended December 31, 2009, 2008 and 2007 were 40.3%, 33.4% and 40.2%, respectively. During 2008, Generation recorded tax benefits on realized and unrealized losses in its qualified NDT fund investments. The tax benefits on the realized and unrealized losses discussed above were recorded at a higher statutory tax rate than Generation's remaining income from operations, resulting in a decreased effective income tax rate. See Note 10 of the Combined Notes to Consolidated Financial Statements for additional information regarding the components of the effective income tax rates.

Results of Operations—ComEd

	2009	2008	Favorable (unfavorable) 2009 vs. 2008 variance	2007	Favorable (unfavorable) 2008 vs. 2007 variance
Operating revenues	$5,774	$6,136	$(362)	$6,104	$ 32
Purchased power expense	3,065	3,582	517	3,747	165
Revenue net of purchased power expense (a)	2,709	2,554	155	2,357	197
Other operating expenses					
Operating and maintenance	1,028	1,097	69	1,091	(6)
Operating and maintenance for regulatory required programs	63	28	(35)	—	(28)
Depreciation and amortization	494	464	(30)	440	(24)
Taxes other than income	281	298	17	314	16
Total other operating expenses	1,866	1,887	21	1,845	(42)
Operating income	843	667	176	512	155
Other income and deductions					
Interest expense, net	(319)	(348)	29	(318)	(30)
Equity in losses of unconsolidated affiliates	—	(8)	8	(7)	(1)
Other, net	79	18	61	58	(40)
Total other income and deductions	(240)	(338)	98	(267)	(71)
Income before income taxes	603	329	274	245	84
Income taxes	229	128	(101)	80	(48)
Net income	$ 374	$ 201	$ 173	$ 165	$ 36

(a) ComEd evaluates its operating performance using the measure of revenue net of purchased power expense. ComEd believes that revenue net of purchased power expense is a useful measurement because it provides information that can be used to evaluate its operational performance. In general, ComEd only earns margin based on the delivery and transmission of electricity. ComEd has included its discussion of revenue net of purchased power expense below as a complement to the financial information provided in accordance with GAAP. However, revenue net of purchased power expense is not a presentation defined under GAAP and may not be comparable to other companies' presentations or deemed more useful than the GAAP information provided elsewhere in this Financial Information supplement.

Net Income

Year ended December 31, 2009 Compared to Year Ended December 31, 2008. The increase in ComEd's net income was driven primarily by higher revenue net of purchased power expense, reflecting increased distribution rates effective September 16, 2008, partially offset by a decline in electric deliveries, primarily resulting from unfavorable weather conditions and reduced load in 2009. In addition, ComEd's increase in net income reflects lower operating and maintenance expenses, lower interest expense, and higher interest income related to the 2009 remeasurement of uncertain income tax positions.

The reduction in operating and maintenance expense reflects Exelon's company-wide cost savings initiative in 2009. The initiative included job reductions, for which ComEd recorded a charge for severance expense as a cost to achieve these savings. ComEd also benefited from decreased storm expenses. Operation and maintenance expense reflect increased pension and other postretirement benefits expense due to lower than expected pension and postretirement plan asset returns in 2008. In the September 2008 rate case ruling, the ICC mandated fixed asset disallowances while allowing certain regulatory assets, which were recorded as a net one-time charge in 2008.

Depreciation and amortization expenses increased due to higher plant balances and new depreciation rates effective January 1, 2009. ComEd experienced a decrease in interest expense primarily due to lower outstanding debt in 2009. ComEd also recorded higher interest income related to the remeasurement in 2009 of uncertain income tax positions.

Year ended December 31, 2008 Compared to Year Ended December 31, 2007. ComEd's net income for 2008 compared to 2007 reflected higher revenue net of purchased power expense, primarily driven by higher transmission rates effective May 1, 2007 and

June 1, 2008 and higher distribution rates effective September 16, 2008. In 2008, ComEd received a refund of Illinois Distribution Tax that also contributed to the increase in net income. These increases were partially offset by unfavorable weather, higher operating and maintenance expense, principally driven by disallowances arising from the September 2008 rate case order, higher storm costs, higher depreciation and amortization expense, and higher interest expense.

Operating Revenues Net of Purchased Power Expense

There are certain drivers to revenue that are fully offset by their impact on purchased power expense, such as commodity procurement costs and customer choice programs. ComEd is permitted to recover its electricity procurement costs from retail customers without mark-up. Therefore, fluctuations in electricity procurement costs have no impact on electric revenue net of purchased power expense. See Note 2 of the Combined Notes to the Consolidated Financial Statements for information on ComEd's electricity procurement process.

Electric revenues and purchased power expense are affected by fluctuations in customers' purchases from competitive electric generation suppliers. All ComEd customers have the choice to purchase electricity from an alternative electric generation supplier. This choice does not impact the volume of deliveries, but affects revenue collected from customers related to supplied energy and generation services.

Details of ComEd's retail customers purchasing electricity from competitive electric generation suppliers in 2009 and 2008 consisted of the following:

	2009	2008
Number of customers at period end	53,400	43,100
Percentage of total retail customers	1%	1%
Volume (GWh)	44,871	46,950
Percentage of total retail deliveries	52%	51%

The changes in ComEd's electric revenue net of purchased power expense for 2009 compared to 2008 consisted of the following:

	Increase (Decrease)
Distribution pricing	$214
Energy efficiency and demand response programs	34
2007 City of Chicago Settlement	10
Transmission	(26)
Volume—delivery	(40)
Weather—delivery	(45)
Other	8
Total increase	$155

Distribution pricing

The increase in retail electric revenues net of purchased power expense as a result of distribution pricing in 2009 compared to the same period in 2008, reflected the impact of the 2007 Rate Case. The ICC issued an order in the 2007 Rate Case approving a $274 million increase in ComEd's annual revenue requirement. The order became effective September 16, 2008 resulting in increased distribution revenues in 2009 compared to 2008. See Note 2 of the Combined Notes to the Consolidated Financial Statements for additional information.

Energy efficiency and demand response programs

As a result of the Illinois Settlement Legislation, utilities are required to provide energy efficiency and demand response programs beginning June 1, 2008 and are allowed recovery of the costs of these programs from customers on a full and current basis through a reconcilable automatic adjustment clause. In 2009, ComEd recognized $59 million of revenue associated with these programs, compared to $25 million in 2008. These amounts were offset by equal amounts in operating and maintenance expense for regulatory required programs. See Note 2 and Note 19 of the Combined Notes to the Consolidated Financial Statements for additional information.

2007 City of Chicago Settlement

ComEd paid $8 million and $18 million in 2009 and 2008, respectively, under the terms of its 2007 Settlement Agreement with the City of Chicago. Payments are recorded as a reduction in revenues; therefore, the lower payment in 2009 resulted in a net increase in revenues net of purchased power expense for 2009 compared to 2008. See Note 2 of the Combined Notes to Consolidated Financial Statements for more information.

Transmission

Transmission revenues net of purchased power expense decreased primarily due to a FERC order issued in 2008, which approved incentive recovery treatment of ComEd's largest transmission project. The cumulative recognition in 2008 of the 2007 effects of this order resulted in higher revenues in 2008 compared to 2009. This was partially offset by the impact of higher transmission rates effective June 1, 2008 and June 1, 2009, resulting from ComEd's FERC approved formula rate. See Note 2 of the Combined Notes to the Consolidated Financial Statements for more information.

Volume—Delivery

The decrease in revenues net of purchased power expense as a result of lower delivery volume, exclusive of the effects of weather, in 2009 as compared to 2008, reflected decreased average usage per customer and fewer customers in the ComEd service territory.

Weather—Delivery

Revenues net of purchased power expense were lower in 2009 compared to 2008 due to unfavorable weather conditions. The demand for electricity is affected by weather conditions. Very warm weather in summer months and very cold weather in other months are referred to as "favorable weather conditions" because these weather conditions result in increased customer usage and delivery of electricity. Conversely, mild weather reduces demand. Degree days are quantitative indices that reflect the demand for energy needed to heat or cool a home or business. In ComEd's service territory, heating degree days decreased by 4% and cooling degree days decreased by 29% in 2009 compared to the same period in 2008.

Other

Other revenues were higher in 2009 compared to 2008. Other revenues include revenues related to late payment charges, assistance provided to other utilities through mutual assistance programs and recoveries of environmental remediation costs associated with MGP sites.

The changes in ComEd's electric revenue net of purchased power expense for 2008 compared to 2007 consisted of the following:

	Increase (Decrease)
2007 Distribution Rate Case	$ 75
Transmission	54
Rate relief program	27
Energy efficiency and demand response programs	25
Wholesale contracts	6
2007 City of Chicago Settlement	5
Volume—delivery	2
Weather—delivery	(38)
Other	41
Total increase	$197

2007 Distribution Rate Case

The ICC issued an order in the 2007 Rate Case approving a $274 million increase in ComEd's annual revenue requirement. The order became effective September 16, 2008 resulting in a $75 million increase in revenues for 2008 compared to 2007. See Note 2 of the Combined Notes to the Consolidated Financial Statements for more information.

Transmission

Transmission revenues net of purchased power expense increased primarily due to a FERC order issued in 2008, which approved incentive recovery treatment of ComEd's largest transmission project. The cumulative recognition in 2008 of the 2007 effects of this order resulted in higher revenues in 2008 compared to 2007. In addition, transmission rates increased effective May 1, 2007 and June 1, 2008 resulting from ComEd's FERC approved formula rate. See Note 2 of the Combined Notes to the Consolidated Financial Statements for more information.

Rate relief program

ComEd funded less rate relief credits to customers in 2008 compared to 2007. Credits provided to customers are recorded as a reduction to operating revenues; therefore, the reduction in credits resulted in an increase in revenues net of purchased power expense for 2008 compared to 2007. See Note 2 of the Combined Notes to the Consolidated Financial Statements for more information.

Energy efficiency and demand response programs

As a result of the Illinois Settlement Legislation, utilities are required to provide energy efficiency and demand response programs beginning June 1, 2008. During the year ended December 31, 2008, ComEd recognized $25 million of revenue associated with these programs. This amount was offset by an equal amount of operating and maintenance expense. See Note 2 of the Combined Notes to the Consolidated Financial Statements for more information.

Wholesale Contracts

ComEd's revenues net of purchased power expense include a $6 million increase primarily due to the expiration of certain wholesale contracts in 2007.

2007 City of Chicago Settlement

ComEd paid $18 million and $23 million in 2008 and 2007, respectively, under the terms of its 2007 settlement agreement with the City of Chicago. Payments are recorded as a reduction in revenues; therefore, the lower payment resulted in a net increase in revenues for 2008 compared to 2007. See Note 2 of the Combined Notes to Consolidated Financial Statements for more information.

Volume—Delivery

While ComEd's delivery volumes, exclusive of the effects of weather increased slightly compared to 2007 on a full year basis, during the fourth quarter of 2008 ComEd experienced a decrease in volumes.

Weather—Delivery

Revenues net of purchased power expense were lower due to unfavorable weather conditions in 2008 compared to the same period in 2007. Cooling degree days were 25% lower for 2008 compared to 2007, partially offset by an 11% increase in heating degree days.

Operating and Maintenance Expense

The changes in operating and maintenance expense for 2009 compared to 2008, consisted of the following:

	Increase (Decrease)
Pension and non-pension postretirement benefits expense	$ 51
Severance	19
Allowance for uncollectible accounts expense [(a)]	14
Injuries and damages	(1)
Rate Relief Programs	(6)
Corporate allocations	(7)
Fringe benefits	(7)
Wages and salaries	(26)
Contracting and materials	(32)
2007 Rate Case disallowances [(b)]	(22)
Incremental storm-related costs	(40)
Other	(12)
Decrease in operating and maintenance expense	$(69)

(a) The allowance for uncollectable accounts expense increased in part as a result of the current overall negative economic conditions, partially mitigated by ComEd's increased collection activities in 2009.

(b) In September 2008, as a result of the 2007 Rate Case order, ComEd recorded $37 million of fixed asset disallowances; $35 million was recorded as operating and maintenance expense and $2 million was recorded as depreciation expense. In addition, ComEd established regulatory assets of $13 million associated with reversing previously incurred expenses. See Note 2 of the Combined Notes to the Consolidated Financial Statements for more information.

The changes in operating and maintenance expense for 2008 compared to 2007, consisted of the following:

	Increase (Decrease)
2007 Rate Case order [(a)]	$ 22
Wages and salaries	15
Allowance for uncollectible accounts expense [(b)]	12
Storm-related costs	8
Corporate allocations	6
Injuries and damages	(9)
Contracting	(23)
Post rate freeze period transition expenses incurred in 2007	(26)
Other	1
Increase in operating and maintenance expense	$ 6

(a) In September 2008, as a result of the 2007 Rate Case order, ComEd recorded $37 million of fixed asset disallowances; $35 million was recorded as operating and maintenance expense and $2 million was recorded as depreciation expense. In addition, ComEd established regulatory assets of $13 million associated with reversing previously incurred operating and maintenance expenses. See Note 2 of the Combined Notes to the Consolidated Financial Statements for more information.

(b) The allowance for uncollectible accounts expense increased during 2008 due to increased customer account charge-offs and the impact of rate relief credits that reduced this expense during 2007.

Operating and maintenance expense for regulatory required programs

Operating and maintenance expenses for regulatory required programs are costs for various legislative and/or regulatory programs that are recoverable from customers on a full and current basis through a reconcilable automatic adjustment clause. An equal and offsetting amount has been reflected in operating revenues during the period. To fulfill a requirement of the Illinois Settlement Legislation, ComEd initiated the ICC approved energy efficiency and demand response programs in June 2008. In 2009, expenses related to energy efficiency and demand response programs and purchased power administration costs consisted of $59 million and $4 million, respectively, compared to $25 million and $3 million, respectively, for 2008. See Note 2 and Note 19 of the Combined Notes to the Consolidated Financial Statements for additional information.

Depreciation and Amortization Expense

The changes in depreciation and amortization expense for 2009 compared to 2008 and 2008 compared to 2007, consisted of the following:

	Increase (Decrease) 2009 vs. 2008	Increase (Decrease) 2008 vs. 2007
Depreciation expense associated with higher plant balances	$25 (a)	$19
2007 Rate Case asset disallowances	(2)	2
Other amortization expense	7	3
Increase in depreciation and amortization expense	$ 30	$24

(a) Depreciation and amortization expense increased in 2009 compared to 2008 due to higher plant balances and changes to useful lives of assets based on a depreciation rate study, which became effective January 1, 2009.

Taxes Other Than Income

Year ended December 31, 2009 Compared to Year Ended December 31, 2008. Taxes other than income decreased for 2009 compared to 2008 primarily as a result of $9 million of property tax settlements recorded in 2009. These settlements will result in lower rates prospectively.

Year ended December 31, 2008 Compared to Year Ended December 31, 2007. Taxes other than income decreased for 2008 compared to 2007 primarily as a result of a $14 million refund of 2005 Illinois distribution tax received in 2008.

Interest Expense, Net

The changes in interest expense for 2009 compared to 2008 and 2008 compared to 2007 consisted of the following:

	Increase (Decrease) 2009 vs. 2008	Increase (Decrease) 2008 vs. 2007
Uncertain income tax positions remeasurement (a)	$ (6)	$—
Interest expense on debt (including financing trusts) (b)(c)	(20)	29
Interest expense related to uncertain tax positions (d)	6	3
Other (e)	(9)	(2)
(Decrease) increase in interest expense, net	$(29)	$ 30

(a) During 2009, ComEd recorded $66 million of interest benefit associated with the remeasurement of income tax positions, specifically related to the 1999 Sale of Fossil Generating Assets, of which, $6 million was recorded as a reversal of interest expense with the remainder recorded in Other, net. See Note 10 of the Combined Notes to Consolidated Financial Statements for more information.

(b) In 2008, interest expense included a $7 million charge to reverse previously recognized AFUDC resulting from the January 18, 2008 FERC order granting incentive treatment on ComEd's largest transmission project.

(c) ComEd Financing II and ComEd Transitional Funding Trust were dissolved in 2008.

(d) During the first quarter of 2008, ComEd recorded an increase in interest expense of $6 million related to a settlement with the IRS of a research and development claim. See Note 10 of the Combined Notes of the Consolidated Financial Statements for more information.

(e) Primarily reflects the decrease in interest for short term borrowings in 2009.

Other, Net

The changes in Other, net for 2009 compared to 2008 and 2008 compared to 2007 consisted of the following:

	Increase (Decrease) 2009 vs. 2008	Increase (Decrease) 2008 vs. 2007
Interest income related to uncertain tax positions	$59 (a)	$(36)
Gain on disposal of assets and investments	5	—
Other-than-temporary impairment of investments	(7)	—
Other	4	(4)
Increase (decrease) in Other, net	$61	$(40)

(a) During 2009, ComEd recorded $66 million of interest benefit associated with the remeasurement of income tax positions, specifically related to the 1999 Sale of Fossil Generating Assets, of which, $6 million was recorded as a reversal of interest expense with the remainder recorded in Other, net. See Note 10 of the Combined Notes to the Financial Statements for more information.

Effective Income Tax Rate

ComEd's effective income tax rate for the years ended December 31, 2009, 2008 and 2007 was 38.0%, 38.9% and 32.7%, respectively. The benefit recorded for the indirect cost capitalization method change in 2007 decreased the effective income tax rate for that year. See Note 10 of the Combined Notes to Consolidated Financial Statements for additional information regarding the components of the effective income tax rates.

ComEd Electric Operating Statistics and Revenue Detail

Retail Deliveries (in GWh)	2009	2008	% Change 2009 vs. 2008	2007	% Change 2008 vs. 2007
Full service (a)					
Residential	26,619	28,389	(6.2)%	29,374	(3.4)%
Small commercial & industrial	13,633	14,937	(8.7)%	16,468	(9.3)%
Large commercial & industrial	1,216	1,045	16.4%	1,949	(46.4)%
Public authorities & electric railroads	421	578	(27.2)%	766	(24.5)%
Total full service	41,889	44,949	(6.8)%	48,557	(7.4)%
Delivery only (b)					
Residential	2	—	n.m	—	n.m
Small commercial & industrial	18,601	18,550	0.3%	17,380	6.7%
Large commercial & industrial	25,452	27,764	(8.3)%	27,122	2.4%
Public authorities & electric railroads	816	636	28.3%	518	22.8%
Total delivery only	44,871	46,950	(4.4)%	45,020	4.3%
Total retail deliveries	86,760	91,899	(5.6)%	93,577	(1.8)%

(a) Reflects deliveries to customers purchasing electricity from ComEd.
(b) Reflects customers electing to purchase electricity from an alternative electric generation supplier.
n.m. Not meaningful.

Electric Revenue	2009	2008	% Change 2009 vs. 2008	2007	% Change 2008 vs. 2007
Full service [(a)]					
Residential	$3,115	$3,284	(5.1)%	$3,161	3.9%
Small commercial & industrial	1,335	1,542	(13.4)%	1,619	(4.8)%
Large commercial & industrial	73	90	(18.9)%	154	(41.6)%
Public authorities & electric railroads	44	52	(15.4)%	67	(22.4)%
Total full service	4,567	4,968	(8.1)%	5,001	(0.7)%
Delivery only [(b)]					
Residential [(c)]	—	—	n.m	—	n.m
Small commercial & industrial	325	289	12.5%	261	10.7%
Large commercial & industrial	314	295	6.4%	276	6.9%
Public authorities & electric railroads	13	7	85.7%	5	40.0%
Total delivery only	652	591	10.3%	542	9.0%
Total electric retail revenues	5,219	5,559	(6.1)%	5,543	0.3%
Other revenue [(d)]	555	577	(3.8)%	561	2.9%
Total electric and other revenue	$5,774	$6,136	(5.9)%	$6,104	0.5%

(a) Reflects deliveries to customers purchasing electricity from ComEd, which include the cost of electricity and the cost of transmission and distribution of the electricity.
(b) Reflects revenue under tariff rates from customers electing to purchase electricity from an alternative electric generation supplier.
(c) There were a minimal number of residential customers being served by alternative electric generation suppliers with total activity of less than $1 million for the years 2009, 2008, 2007.
(d) Other revenues primarily include transmission revenues from PJM. Other items also include late payment charges and mutual assistance program revenues.
n.m. Not meaningful.

Results of Operations—PECO

	2009	2008	Favorable (unfavorable) 2009 vs. 2008 variance	2007	Favorable (unfavorable) 2008 vs. 2007 variance
Operating revenues	$5,311	$5,567	$(256)	$5,613	$ (46)
Purchased power expense and fuel expense	2,746	3,018	272	2,983	(35)
Revenue net of purchased power expense [(a)] **and fuel expense**	2,565	2,549	16	2,630	(81)
Other operating expenses					
Operating and maintenance	640	731	91	630	(101)
Depreciation and amortization	952	854	(98)	773	(81)
Taxes other than income	276	265	(11)	280	15
Total other operating expenses	1,868	1,850	(18)	1,683	(167)
Operating income	697	699	(2)	947	(248)
Other income and deductions					
Interest expense, net	(187)	(226)	39	(248)	22
Equity in losses of unconsolidated affiliates	(24)	(16)	(8)	(7)	(9)
Other, net	13	18	(5)	45	(27)
Total other income and deductions	(198)	(224)	26	(210)	(14)
Income before income taxes	499	475	24	737	(262)
Income taxes	146	150	4	230	80
Net income	353	325	28	507	(182)
Preferred security dividends	4	4	—	4	—
Net income on common stock	$ 349	$ 321	$ 28	$ 503	$(182)

(a) PECO evaluates its operating performance using the measures of revenue net of purchased power expense for electric sales and revenue net of fuel expense for gas sales. PECO believes revenue net of purchased power expense and revenue net of fuel expense are useful measurements of its performance because they provide information that can be used to evaluate its net revenue from operations. PECO has included the analysis below as a complement to the financial information provided in accordance with GAAP. However, revenue net of purchased power expense and revenue net of fuel expense figures are not a presentation defined under GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information provided elsewhere in this Financial Information supplement.

Net Income

Year ended December 31, 2009 Compared to Year Ended December 31, 2008. The increase in net income was driven primarily by increased operating revenue net of purchased power and fuel expense and decreased interest expense, which was partially offset by increased operating expenses. The increase in revenue net of purchased power and fuel expense was primarily related to increased gas distribution rates effective January 1, 2009, which were partially offset by reduced electric load.

PECO's operating expenses increased as a result of increased scheduled CTC amortization expense and pension and other postretirement benefits expense due to lower than expected pension and postretirement plan asset returns in 2008. The increased operating expenses were partially offset by decreased allowance for uncollectible accounts expense.

PECO also experienced a decrease in gross receipts tax expense primarily due to a rate reduction.

Year ended December 31, 2008 Compared to Year Ended December 31, 2007. PECO's net income for 2008 compared to 2007 decreased due to lower operating revenue net of purchased power and fuel expense, reflecting unfavorable weather conditions, as well as higher operating and maintenance expenses primarily driven by an increase in the allowance for uncollectible accounts expense and increased scheduled CTC amortization partially offset by decreased interest expense.

Operating Revenues Net of Purchased Power and Fuel Expense

There are certain drivers to revenue that are fully offset by their impact on purchased power expense and fuel expense, such as commodity procurement costs and customer choice programs. Gas revenues and fuel expense are affected by fluctuations in natural gas procurement costs. PECO's purchased natural gas cost rates charged to customers are subject to quarterly adjustments designed to recover or refund the difference between the actual cost of purchased natural gas and the amount included in rates in accordance with the PAPUC's PGC. Therefore, fluctuations in natural gas procurement costs have no impact on gas revenue net of fuel expense. The average purchased gas cost rate per mmcf was $8.80, $11.31 and $10.23 for the years ended December 31, 2009, 2008 and 2007, respectively. PECO's electric generation rates charged to customers are capped until December 31, 2010 in accordance with the 1998 restructuring settlement under the Competition Act. Under PECO's full requirements PPA with Generation, purchased power costs are based on the rates charged to customers. Electric revenues and purchased power expense fluctuate in relation to customer class usage as each customer class is charged a different capped electric generation rate; however, there is no impact on electric revenue net of purchased power expense.

Electric revenues and purchased power expense are also affected by fluctuations in participation in the Customer Choice Program. All PECO customers have the choice to purchase energy from a competitive electric generation supplier. This choice does not impact the volume of deliveries, but affects revenue collected from customers related to supplied energy and generation service. The number of retail customers purchasing energy from a competitive electric generation supplier was 21,700, 24,800 and 29,200 at December 31, 2009, 2008 and 2007, respectively, representing 1%, 2% and 2% of total retail customers, respectively.

The changes in PECO's electric revenue net of purchased power expense and gas revenue net of fuel expense for the year ended December 31, 2009 compared to the same period in 2008 consisted of the following:

	Increase (Decrease)		
	Electric	**Gas**	**Total**
Weather	$(24)	$ 3	$(21)
Gas distribution rate increase	—	77	77
Volume	(67)	(2)	(69)
Pricing	22	—	22
Other	11	(4)	7
Total increase (decrease)	$(58)	$ 74	$ 16

Weather

The demand for electricity and gas is affected by weather conditions. With respect to the electric business, very warm weather in summer months and, with respect to the electric and gas businesses, very cold weather in winter months are referred to as "favorable weather conditions" because these weather conditions result in increased deliveries of electricity and gas. Conversely, mild weather reduces demand. Electric revenues net of purchased power expense were lower due to the impact of unfavorable 2009 weather conditions in PECO's service territory and gas revenues net of fuel expense were higher due to the impact of unfavorable weather conditions in PECO's service territory in the winter months of 2008. Heating degree days were 3% higher and cooling degree days were 8% lower. Heating degree days and cooling degrees days are quantitative indices that reflect the demand for energy needed to heat or cool a home or business.

Gas distribution rate increase

The increase in gas revenues net of fuel expense reflected increased distribution rates effective January 1, 2009 resulting from the settlement of the 2008 gas distribution rate case.

Volume

The decrease in revenues net of purchased power and fuel expense as a result of lower delivery volume, exclusive of the effects of weather, reflected decreased electric usage per customer across all customer classes as well as decreased gas usage across the small commercial and industrial customer class.

Pricing

The increase in electric revenues net of purchased power expense as a result of pricing reflected the impact of lower PECO electric distribution rates in 2008 due to the refund of the 2007 PURTA settlement to customers. The rate change had no impact on operating income because it was offset by the amortization of the regulatory liability related to the 2007 PURTA settlement reflected in taxes other than income.

Other

The increase in other electric revenues net of purchased power expense reflected an increase in revenues associated with shifts in volume among customer classes, which resulted in a different profile of rates as different customer classes are charged different rates.

The changes in PECO's electric revenue net of purchased power expense and gas revenue net of fuel expense for the year ended December 31, 2008 compared to the same period in 2007 consisted of the following:

	Increase (Decrease)		
	Electric	Gas	Total
Weather	$(48)	$ (6)	$(54)
Settlement of PJM billing dispute	(10)	—	(10)
Volume	14	—	14
Pricing	(29)	—	(29)
Transmission	(11)	—	(11)
Other	10	(1)	9
Total increase (decrease)	$(74)	$ (7)	$(81)

Weather

Revenues net of purchased power and fuel expense were lower due to the impact of unfavorable 2008 weather conditions in PECO's service territory. Heating and cooling degree days were 3% and 11% lower, respectively.

Settlement of PJM Billing Dispute

PECO's purchased power expense increased $10 million due to the impact of the favorable settlement of a PJM billing dispute with PPL during 2007.

Volume

The increase in electric revenues net of purchased power expense as a result of higher delivery volume, exclusive of the effects of weather, reflected increased electric usage per customer, primarily in the residential electric customer class and an increased number of electric customers in all customer classes.

Pricing

The decrease in electric revenues net of purchased power expense as a result of pricing reflected lower PECO electric distribution rates in 2008 due to the refund of the 2007 PURTA settlement to customers. The rate change had no impact on operating income because it was offset by the amortization of the regulatory liability related to the 2007 PURTA settlement reflected in taxes other than income.

Transmission

The decrease in electric revenues net of purchased power expense reflected decreased transmission revenue earned by PECO as a transmission owner for the use of PECO's transmission facilities in PJM. This revenue is based on the prior year's summer peak, and the summer peak in 2007 was lower than in 2006. Transmission expenses increased due to increased allocated costs from PJM. Transmission expenses represent wholesale transmission costs and other costs allocated by PJM, including charges for transmission stabilization, default charges and RTEP costs.

Other

The increase in other electric revenues net of purchased power expense reflected an increase in revenues associated with volume shifts among customer classes, which resulted in a different profile of rates as different customer classes are charged different rates.

Operating and Maintenance Expense

The decrease in operating and maintenance expense for 2009 compared to 2008 consisted of the following:

	Increase (Decrease)
Allowance for uncollectible accounts expense	$(97)
Incremental storm-related costs	(9)
Materials and supplies	(3)
Pension and OPEB expense	11
Wages and salaries	5
Severance	3
Other	(1)
Decrease in operating and maintenance expense	$(91)

The increase in operating and maintenance expense for 2008 compared to 2007 consisted of the following:

	Increase (Decrease)
Allowance for uncollectible accounts expense	$ 89
Wages and salaries	9
Fringe benefits	4
Contracting	1
Injuries and damages expense	(2)
Increase in operating and maintenance expense	$101

Allowance for uncollectible accounts expense

The decrease in allowance for uncollectible accounts expense for the year ended December 31, 2009 compared to 2008 primarily reflects improved accounts receivable aging as a result of enhancements to credit processes and increased collection and termination activities initiated in September 2008 and continuing through 2009. The credit process enhancements and increased collection and termination activities resulted in increased allowance for uncollectible accounts expense for the year ended

December 31, 2008 compared to 2007, primarily due to updated reserve estimates to reflect the anticipated increases in customer account charge-offs associated with these activities as well as the further deterioration in actual and projected collections of PECO's higher risk customer accounts receivable.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for 2009 compared to 2008 and 2008 compared to 2007 consisted of the following:

	Increase (Decrease) 2009 vs. 2008	Increase (Decrease) 2008 vs. 2007
CTC amortization [(a)]	$90	$78
Other	8	3
Increase in depreciation and amortization expense	$98	$81

(a) The increase in PECO's scheduled CTC amortization recorded is in accordance with its 1998 restructuring settlement under the Competition Act.

Taxes Other Than Income

The increase in taxes other than income for 2009 compared to 2008 and the decrease in 2008 compared to 2007 consisted of the following:

	Increase (Decrease) 2009 vs. 2008	Increase (Decrease) 2008 vs. 2007
PURTA amortization [(a)]	$ 34	$(36)
Reduction of reserve related to PURTA tax appeal [(b)]	—	17
Sales and use tax	—	3
Taxes on utility revenues [(c)]	(22)	2
Other	(1)	(1)
Increase (decrease) in taxes other than income	$ 11	$(15)

(a) The increase was due to the impact of amortization of the regulatory liability recorded during 2008 in connection with the 2007 PURTA settlement, which began in January 2008 and was fully amortized in January 2009. The impact of the amortization on operating income in 2008 was offset by lower revenues due to a reduction in the distribution rates to refund the PURTA taxes to customers.

(b) On March 27, 2007, PECO prevailed in a Pennsylvania Supreme Court case in which PECO had contested the assessment of PURTA taxes applicable to 1997. As a result, PECO reduced the reserve associated with this matter.

(c) The decrease in tax expense for 2009 compared to 2008 was due to a gross receipts tax rate reduction that became effective on January 1, 2009.

Interest Expense, Net

The decrease in interest expense, net for 2009 compared to 2008 and 2008 compared to 2007 was primarily due to a decrease in the outstanding debt balance owed to PETT, partially offset by an increase in interest expense associated with a higher amount of outstanding long-term first and refunding mortgage bonds.

Other, Net

The decrease in Other, net for 2009 compared to 2008 was primarily due to the impact of interest income recorded in 2008 related to the SSCM settlement. See Note 19 of the Combined Notes to the Consolidated Financial Statements for additional details of the components of Other, net.

The decrease in Other, net for 2008 compared to 2007 was primarily due to the impacts of interest income recorded in 2007 related to the SSCM settlement, partially offset by an increase in interest income related to uncertain income tax positions. See Note 19 of the Combined Notes to the Consolidated Financial Statements for additional details of the components of Other, net.

Effective Income Tax Rate

PECO's effective income tax rates for the years ended December 31, 2009, 2008 and 2007 were 29.3%, 31.6% and 31.2%, respectively. See Note 10 of the Combined Notes to the Consolidated Financial Statements for additional information regarding the components of the effective income tax rates.

PECO Electric Operating Statistics and Revenue Detail

Retail Deliveries (in GWh)	2009	2008	% Change 2009 vs. 2008	2007	% Change 2008 vs. 2007
Full service [(a)]					
Residential	12,871	13,287	(3.1)%	13,446	(1.2)%
Small commercial & industrial	8,044	8,211	(2.0)%	8,288	(0.9)%
Large commercial & industrial	15,832	16,474	(3.9)%	16,522	(0.3)%
Public authorities & electric railroads	930	909	2.3%	930	(2.3)%
Total full service	37,677	38,881	(3.1)%	39,186	(0.8)%
Delivery only [(b)]					
Residential	22	30	(26.7)%	42	(28.6)%
Small commercial & industrial	353	469	(24.7)%	571	(17.9)%
Large commercial & industrial	16	3	n.m.	14	(78.6)%
Total delivery only	391	502	(22.1)%	627	(19.9)%
Total retail deliveries	38,068	39,383	(3.3)%	39,813	(1.1)%

(a) Full service reflects deliveries to customers purchasing electricity directly from PECO.
(b) Delivery only service reflects customers electing to receive electric generation service from a competitive electric generation supplier.
n.m. Not meaningful

Electric Revenue	2009	2008	% Change 2009 vs. 2008	2007	% Change 2008 vs. 2007
Full service [(a)]					
Residential	$1,857	$1,916	(3.1)%	$1,948	(1.6)%
Small commercial & industrial	1,015	1,028	(1.3)%	1,042	(1.3)%
Large commercial & industrial	1,307	1,406	(7.0)%	1,386	1.4%
Public authorities & electric railroads	90	87	3.4%	89	(2.2)%
Total full service	4,269	4,437	(3.8)%	4,465	(0.6)%
Delivery only [(b)]					
Residential	2	2	0.0%	4	(50.0)%
Small commercial & industrial	19	25	(24.0)%	30	(16.7)%
Total delivery only	21	27	(22.2)%	34	(20.6)%
Total electric retail revenues	4,290	4,464	(3.9)%	4,499	(0.8)%
Other revenue [(c)]	259	282	(8.2)%	276	2.2%
Total electric and other revenue	$4,549	$4,746	(4.2)%	$4,775	(0.6)%

(a) Full service reflects deliveries to customers purchasing electricity directly from PECO, which includes the cost of energy, the cost of the transmission and the distribution of the energy and a CTC.
(b) Delivery only revenue reflects revenue from customers electing to receive generation service from a competitive electric generation supplier, which includes a distribution charge and a CTC.
(c) Other revenue includes transmission revenue from PJM and other wholesale energy sales.

PECO's Gas Sales Statistics and Revenue Detail

PECO's gas sales statistics and revenue detail were as follows:

Deliveries to customers (in mmcf)	2009	2008	% Change 2009 vs. 2008	2007	% Change 2008 vs. 2007
Retail sales	57,103	56,110	1.8%	58,968	(4.8)%
Transportation	27,206	27,624	(1.5)%	27,632	(0.0)%
Total	84,309	83,734	0.7%	86,600	(3.3)%

Revenue	2009	2008	% Change 2009 vs. 2008	2007	% Change 2008 vs. 2007
Retail sales	$ 732	$ 795	(7.9)%	$ 784	1.4%
Transportation	21	19	10.5%	17	11.8%
Resales and other	9	7	28.6%	37	(81.1)%
Total gas revenue	$ 762	$ 821	(7.2)%	$ 838	(2.0)%

Liquidity and Capital Resources

The Registrants' operating and capital expenditures requirements are provided by internally generated cash flows from operations as well as funds from external sources in the capital markets and through bank borrowings. The Registrants' businesses are capital intensive and require considerable capital resources. Each Registrant's access to external financing on reasonable terms depends on its credit ratings and current overall capital market business conditions, including that of the utility industry in general. If these conditions deteriorate to the extent that the Registrants no longer have access to the capital markets at reasonable terms, Exelon, Generation, ComEd and PECO have access to unsecured revolving credit facilities with aggregate bank commitments of $957 million, $4.8 billion, $952 million and $574 million, respectively. The Registrants' credit facilities largely extend through October 2012 for Exelon, Generation and PECO and February 2011 for ComEd. Exelon, Generation, and PECO utilize their credit facilities to support their commercial paper programs, provide for other short-term borrowings and to issue letters of credit. ComEd uses its credit facilities to provide for short-term borrowings and to issue letters of credit. See the "Credit Matters" section below for further discussion. The Registrants expect cash flows to be sufficient to meet operating expenses, financing costs and capital expenditure requirements.

The Registrants primarily use their capital resources, including cash, to fund capital requirements, including construction expenditures, retire debt, pay dividends, fund pension obligations and invest in new and existing ventures. The Registrants spend a significant amount of cash on capital improvements and construction projects that have a long-term return on investment. Additionally, ComEd and PECO operate in rate-regulated environments in which the amount of new investment recovery may be limited and where such recovery takes place over an extended period of time. See Note 9 of the Combined Notes to Consolidated Financial Statements for further discussion of the Registrants' debt and credit agreements.

Cash Flows from Operating Activities

General

Generation's cash flows from operating activities primarily result from the sale of electric energy to wholesale customers. Generation's future cash flows from operating activities may be affected by future demand for and market prices of energy and its ability to continue to produce and supply power at competitive costs as well as to obtain collections from customers. ComEd's and PECO's cash flows from operating activities primarily result from the transmission and distribution of electricity and, in the case of PECO, gas distribution services to an established and diverse base of retail customers. ComEd's and PECO's future cash flows may be affected by the economy, weather conditions, future legislative initiatives, future regulatory proceedings with respect to their rates or operations, and their ability to achieve operating cost reductions. See Notes 2 and 18 of the Combined Notes to Consolidated Financial Statements for further discussion of regulatory and legal proceedings and proposed legislation.

Pension and Other Postretirement Benefits

The funded status of the pension and other postretirement benefit obligations refers to the difference between plan assets and Exelon's estimated obligations under the plans. The funded status may change over time due to several factors, including contribution levels, assumed discount rates and actual and assumed rates of return on plan assets. During 2008, the unfunded status of Exelon's plans increased significantly, primarily due to lower than expected asset returns. Exelon has continued to monitor financial market conditions and their impact on the plans during 2009. The unfunded balance of the plans decreased to $5.83 billion as of December 31, 2009 as compared to $6.38 billion at December 31, 2008. This decrease was primarily a result of a $350 million discretionary pension contribution made during the third quarter, as well as significantly improved asset returns in 2009 compared to 2008. While a decrease in discount rates and other factors resulted in an increase in the pension and other postretirement obligation, it was more than offset by the significant increase in asset values.

The calculation of funding requirements for pension plans requires election of a methodology to determine the actuarial value of assets and the interest rate used to measure the pension liabilities. Recent pension funding guidance has modified some of those elections.

On December 23, 2008, President Bush signed the Worker, Retiree, and Employer Recovery Act of 2008 (WRERA), which allows the use of average assets, including expected returns (subject to certain limitations) for a 24-month period prior to the measurement date, in the determination of funding requirements, among other provisions. This option is referred to as asset smoothing. Exelon has elected to utilize asset smoothing for its largest pension plan and market value of assets for its remaining plans. These elections are expected to provide Exelon the opportunity to defer certain contributions to later years and potentially mitigate future contributions through investment market recovery.

In March and September 2009, the U.S. Treasury Department provided guidance on the selection of the corporate bond yield curve for determining the interest rate used to calculate plan liabilities and determine pension funding requirements. There are other legislative and regulatory funding relief proposals also being discussed. Exelon is monitoring the progress of these initiatives and evaluating their potential impact on funding requirements and strategies.

Management considers various factors when making funding decisions, including actuarially determined minimum contribution requirements under ERISA, as amended, and contributions required to avoid benefit restrictions for the pension plans. Regulatory requirements and the amount deductible for income tax purposes are among the factors considered in determining funding for the other postretirement benefit plans.

During September 2009, Exelon made a discretionary pension contribution of $350 million to its largest pension plan, of which Generation, ComEd and PECO contributed $154 million, $153 million and $17 million, respectively. The contribution, combined with funding elections, is expected to reduce future contribution requirements. See the "Contractual Obligations and Off-Balance Sheet Arrangements" section below for management's estimated pension contributions.

Tax Matters

During 2008, Generation benefited from a provision in the Energy Policy Act of 2005 which allowed companies an income tax deduction for a "special transfer" of funds from a non-tax qualified NDT fund to a qualified NDT fund. As a result of interpretative guidance published by the IRS with respect to this provision in the Energy Policy Act of 2005, Generation completed a special transfer in the first quarter of 2008, which resulted in net positive cash flow of approximately $280 million in total for 2008 and 2009 combined.

In addition, Exelon, through ComEd, has taken certain tax positions to defer the tax gain on the 1999 sale of its fossil generating assets. The IRS has disallowed the deferral of the gain on this sale. As more fully described in Note 10 of the Combined Notes to Consolidated Financial Statements, a fully successful IRS challenge to Exelon's and ComEd's positions would accelerate income tax payments and increase interest expense related to the deferred tax gain that becomes currently payable.

The ARRA of 2009 was enacted in the first quarter of 2009 and included an extension of the incentive from the Economic Stimulus Act of 2008 that allows companies to claim an accelerated depreciation deduction for Federal income tax purposes equal to 50% of the cost basis of certain property placed in service during 2009. Exelon reduced its tax liability by approximately $340 million as a result of this special tax depreciation provision.

In 2009, Exelon received approval from the IRS to change its method of accounting for repair costs associated with Generation's power plants. The new tax method of accounting resulted in net positive cash flow of approximately $420 million for 2009. Although the IRS granted Exelon approval to change its method of accounting, the approval did not affirm the methodology used to calculate the deduction. Exelon has requested the IRS to review its methodology through its Pre-Filing Agreement program.

Given the current economic environment, state and local governments are facing increasing financial challenges, which may increase the risk of additional income tax levies, property taxes, and other taxes.

The following table provides a summary of the major items affecting Exelon's cash flows from operations for the years ending December 31, 2009 and 2008:

	2009	2008	Variance
Net income	$2,707	$2,737	$ (30)
Add (subtract):			
Non-cash operating activities [a]	3,930	3,400	530
Pension and non-pension postretirement benefit contributions	(588)	(230)	(358)
Income taxes	(29)	(38)	9
Changes in working capital and other noncurrent assets and liabilities [b]	(82)	(221)	139
Option premiums received/(paid), net	(40)	(124)	84
Counterparty collateral, net	196	1,027	(831)
Net cash flows provided by operations	$6,094	$6,551	$(457)

(a) Represents depreciation, amortization and accretion, net mark-to-market gains on derivative transactions, deferred income taxes, provision for uncollectible accounts, pension and non-pension postretirement benefit expense, equity in earnings and losses of unconsolidated affiliates and investments, decommissioning-related items, stock compensation expense, impairment of long-lived assets, and other non-cash charges.
(b) Changes in working capital and other noncurrent assets and liabilities exclude the changes in commercial paper, income taxes and the current portion of long-term debt.

Cash flows provided by operations for 2009 and 2008 by Registrant were as follows:

	2009	2008
Exelon	$6,094	$6,551
Generation	3,930	4,445
ComEd	1,020	1,079
PECO	1,166	969

Changes in Exelon's, Generation's, ComEd's and PECO's cash flows from operations were generally consistent with changes in the respective results of operations, as adjusted by changes in working capital in the normal course of business. In addition, significant operating cash flow impacts for Exelon for 2009 and 2008 were as follows:

Generation

- During 2009 and 2008, Generation had net collections of counterparty collateral of $195 million and $1,029 million, respectively. Net collections in 2009 and 2008 were primarily due to market conditions that resulted in favorable changes to Generation's net mark-to-market position. Depending upon whether Generation is in a net mark-to-market liability or asset position, collateral may be required to be posted or collected from its counterparties. This collateral may be in various forms, such as cash, which may be obtained through the issuance of commercial paper, or letters of credit.
- During 2007, Generation, along with ComEd and other generators and utilities, reached an agreement with various representatives from the State of Illinois to address concerns about higher electric bills in Illinois. Generation committed to contributing approximately $747 million over four years. As part of the agreement, Generation contributed cash of approximately $118 million in 2009 and $274 million 2008.
- During 2009 and 2008, Generation's accounts receivable from ComEd for energy purchases related to its SFC, ICC-approved RFP contracts and financial swap contract (decreased) increased by ($58) million and $99 million, respectively.
- During 2009 and 2008, Generation's accounts receivable from PECO under the PPA increased by $48 million and $5 million, respectively.
- During 2009 and 2008, Generation had net payments of approximately $40 million and $124 million, respectively, related to purchases and sales of options. The level of option activity in a given year may vary due to several factors, including changes in market conditions as well as changes in hedging strategy.

ComEd

- During the years ended December 31, 2009 and 2008, ComEd's payables to Generation for energy purchases related to its SFC, ICC-approved RFP contracts and financial swap contract (decreased) increased by $(58) million and $99 million, respectively. During the years ended December 31, 2009 and 2008, ComEd's payables to other energy suppliers for energy purchases (decreased) increased by $(68) million and $41 million, respectively.

PECO

- During the years ended December 31, 2009 and 2008, PECO's payables to Generation under the PPA increased by $48 million and $5 million, respectively.
- During the years ended December 31, 2009 and 2008, PECO's payables to other energy suppliers for energy purchases decreased by $43 million and $12 million, respectively. The 2009 decrease in payables to other energy suppliers is primarily due to an agreement executed in February 2009 between PECO, Generation and PJM that changed the way that PECO and Generation administer their PPA for default service.

Cash Flows used in Investing Activities

Cash flows used in investing activities for 2009 and 2008 by Registrant were as follows:

	2009	2008
Exelon	$(3,458)	$(3,378)
Generation	(2,220)	(1,967)
ComEd	(821)	(958)
PECO	(377)	(377)

Capital expenditures by Registrant and business segment for 2009 and projected amounts for 2010 are as follows:

	2009	2010
Generation [(a)]	$1,977	$1,975
ComEd	854	935
PECO	388	500
Other [(b)]	54	30
Total Exelon capital expenditures	$3,273	$3,440

(a) Includes nuclear fuel.
(b) Other primarily consists of corporate operations and BSC.

Projected capital expenditures and other investments are subject to periodic review and revision to reflect changes in economic conditions and other factors.

Generation. Approximately 43% of the projected 2010 capital expenditures at Generation are for the acquisition of nuclear fuel, with the remaining amounts reflecting additions and upgrades to existing facilities (including material condition improvements during nuclear refueling outages). Included in the projected 2010 capital expenditures are a series of planned power uprates across the company's nuclear fleet. See "Executive Overview," for more information on nuclear uprates.

ComEd and PECO. Approximately 70% and 84% of the projected 2010 capital expenditures at ComEd and PECO, respectively, are for continuing projects to maintain and improve company operations, including enhancing reliability and adding capacity to the transmission and distribution systems. The remaining amounts are for capital additions to support new business, customer growth and AMI and Smart Grid technologies. PECO's projected 2010 capital expenditures do not include estimated costs for transmission system reliability upgrades that could be required by PJM related to Generation's announced plant retirements. See Note 4 of the Combined Notes to Consolidated Financial Statements for additional information. ComEd and PECO are each continuing to evaluate their total capital spending requirements. ComEd and PECO anticipate that they will fund their capital expenditures with internally generated funds and borrowings.

Cash Flows from Financing Activities

Cash flows used in financing activities for 2009 and 2008 by Registrant were as follows:

	2009	2008
Exelon	$(1,897)	$(2,213)
Generation	(1,746)	(1,470)
ComEd	(155)	(161)
PECO	(525)	(587)

Debt. Debt activity for 2009 and 2008 by Registrant was as follows:

Company	Issuance of long-term debt in 2009	Use of proceeds
Generation	$46 million of 3-year term rate Pollution Control Notes at 5.00% with a final maturity of December 1, 2042	Used to refinance $46 million of unenhanced tax-exempt variable rate debt that was repurchased in February 23, 2009 (a)
Generation	$1.5 billion of Senior Notes, consisting of $600 million Senior Notes, 5.20% due October 1, 2019 and $900 million Senior Notes, 6.25% due October 1, 2039	Used to finance the purchase and optional redemption of Generation's 6.95% bonds due 2011 and for general corporate purposes, including a distribution to Exelon to fund the purchase and optional redemption of Exelon's 6.75% Notes due 2011 and to fund Generation's September 2009 repurchase of variable-rate long-term tax-exempt debt. The distributions were used to finance the purchase and optional redemption of Exelon's 6.75% bonds due 2011.
ComEd	$50 million tax-exempt variable rate First Mortgage Bonds, Series 2008 D, due March 1, 2020 (b)	Used to repay credit facility borrowings incurred to repurchase bonds (c)
ComEd	$91 million tax-exempt variable rate First Mortgage Bonds, Series 2008 F, due March 1, 2017 (b)	Used to repay credit facility borrowings incurred to repurchase bonds (c)
ComEd	$50 million tax-exempt variable rate First Mortgage Bonds, Series 2008 E, due May 1, 2021 (b)	Used to repay credit facility borrowings incurred to repurchase bonds (a)
PECO	$250 million of First and Refunding Mortgage Bonds, 5.00% due October 1, 2014	Used to refinance short-term debt and for other general corporate purposes

(a) Repurchase due to failed remarketing.
(b) Remarketed in May 2009 with letter of credit issued under credit facility.
(c) Repurchase required due to expiration of existing letter of credit.

Company	Issuance of long-term debt during the 2008	Use of proceeds
ComEd	$450 million of First Mortgage 6.45% Bonds, Series 107, due January 15, 2038	Used to retire $295 million of First Mortgage Bonds, Series 99, to call and refinance $155 million of trust preferred securities and for other general corporate purposes.
ComEd	$700 million of First Mortgage 5.80% Bonds, Series 108, due March 15, 2018	Used to repay a portion of borrowings under ComEd's revolving credit facility, to provide for the retirement at scheduled maturity in May 2008 of $120 million of First Mortgage bonds, Series 83, and for general corporate purposes.
ComEd	$50 million tax-exempt variable rate First Mortgage Bonds, Series 2008 D, due March 1, 2020 (a)(b)	Used to refinance $50 million tax-exempt variable auction-rate pollution control bonds secured by First Mortgage Bonds, Series 2003 C, due March 1, 2020

Company	Issuance of long-term debt during the 2008	Use of proceeds
ComEd	$91 million tax-exempt variable rate First Mortgage Bonds, Series 2008 F, due March 1, 2017 [(a)(b)]	Used to refinance $91 million tax-exempt variable auction-rate pollution control bonds secured by First Mortgage Bonds, Series 2005, due March 1, 2017
ComEd	$50 million tax-exempt variable rate First Mortgage Bonds, Series 2008 E, due May 1, 2021 [(a)(b)]	Used to refinance a portion of the outstanding tax-exempt variable auction-rate pollution control bonds secured by First Mortgage Bonds, Series 2003, 2003 B and 2003 D, due May 15, 2017, November 1, 2019 and January 15, 2014
PECO	$150 million of First and Refunding Mortgage Bonds, 4.00% due December 1, 2012 [(c)]	Used to refinance First and Refunding Mortgage Bonds, variable rate due December 1, 2012
PECO	$500 million of First and Refunding Mortgage Bonds, 5.35% due March 1, 2018	Used to refinance commercial paper and for other general corporate purposes.
PECO	$300 million of First and Refunding Mortgage Bonds, 5.60% Series due October 15, 2013	Used to refinance short-term debt

(a) First Mortgage Bonds issued under the ComEd mortgage indenture to secure variable weekly-rate tax-exempt pollution control bonds that were issued to refinance variable auction-rate tax-exempt pollution control bonds.
(b) During the second quarter of 2008, ComEd established a $216 million letter of credit facility, of which $194 million was used to provide credit enhancement to variable-rate tax exempt bonds including $3 million of accrued interest. That facility expired on May 9, 2009, and the letters of credit are no longer outstanding.
(c) First and Refunding Mortgage Bonds issued under the PECO mortgage indenture to secure tax-exempt pollution control bonds and notes that were issued to refinance auction-rate tax-exempt pollution control bonds.

Company	Retirement of long-term debt in 2009
Exelon Corporate	$500 million of 6.75% Senior Notes due May 1, 2011
Generation	$700 million of 6.95% Senior Notes due June 15, 2011
Generation	$46 million of Pollution Control Notes with variable interest rates, due December 1, 2042 [(a)]
Generation	$51 million of Pollution Control Notes with variable interest rates, due April 1, 2021
Generation	$39 million of Pollution Control Notes with variable interest rates, due April 1, 2021
Generation	$30 million of Pollution Control Notes with variable interest rates, due December 1, 2029
Generation	$92 million of Pollution Control Notes with variable interest rates, due October 1, 2030
Generation	$69 million of Pollution Control Notes with variable interest rates, due October 1, 2030
Generation	$14 million of Pollution Control Notes with variable interest rates, due October 1, 2034
Generation	$13 million of Pollution Control Notes with variable interest rates, due October 1, 2034
Generation	$10 million of 6.33% notes payable, due August 8, 2009
Generation	$1 million scheduled payments of 7.83% Kennett Square capital lease until September 20, 2020
ComEd	$91 million tax-exempt variable-rate First Mortgage Bonds, Series 2008 F, due March 1, 2017 [(b)]
ComEd	$50 million tax-exempt variable-rate First Mortgage Bonds, Series 2008 D, due March 1, 2020 [(b)]
ComEd	$50 million tax-exempt variable-rate First Mortgage Bonds, Series 2008 E, due May 1, 2021 [(c)]
ComEd	$16 million of 5.70% First Mortgage Bonds, Series 1994 B, due January 15, 2009
ComEd	$1 million of 4.625-4.75% sinking fund debentures, due at various dates
PECO	$319 million of 7.65% PETT Transition Bonds, due September 1, 2009
PECO	$390 million of 6.52% PETT Transition Bonds, due September 1, 2010

(a) Repurchased due to a failed remarketing and remarketed in February 2009.
(b) First Mortgage Bonds issued under the ComEd mortgage indenture to secure variable weekly-rate tax-exempt pollution controls bonds. Repurchased due to expiration of existing letter of credit and remarketed in May 2009.
(c) First Mortgage Bonds issued under the ComEd mortgage indenture to secure variable weekly-rate tax-exempt pollution controls bonds. Repurchased due to a failed remarketing and remarketed in May 2009.

Company	Retirement of long-term debt in 2008
Exelon Corporate	$21 million of 6.00-8.00% notes payable for investments in synthetic fuel-producing facilities, due at various dates
Generation	$10 million scheduled payments of 6.33% notes payable until August 8, 2009
Generation	$3 million scheduled payments of 7.83% Kennett Square Capital Lease until September 20, 2020
ComEd	$295 million of 3.70% First Mortgage Bonds, Series 99 due February 1, 2008
ComEd	$274 million of 5.74% ComEd Transitional Funding Trust, due December 25, 2008
ComEd	$155 million of 8.50% Subordinated Debentures of ComEd Financing II, due January 15, 2027
ComEd	$120 million of 8.00% First Mortgage Bonds, Series 83 due May 15, 2008
ComEd	$100 million tax-exempt variable auction-rate First Mortgage Bonds, Series 2002, due April 15, 2013 (a)
ComEd	$91 million tax-exempt variable auction-rate First Mortgage Bonds, Series 2005, due March 1, 2017 (a)
ComEd	$50 million tax-exempt variable auction-rate First Mortgage Bonds, Series 2003 C, due March 1, 2020 (a)
ComEd	$42 million tax-exempt variable auction-rate First Mortgage Bonds, Series 2003 B, due November 1, 2019 (a)
ComEd	$40 million tax-exempt variable auction-rate First Mortgage Bonds, Series 2003, due May 15, 2017 (a)
ComEd	$20 million tax-exempt variable auction-rate First Mortgage Bonds, Series 2003 D, due January 15, 2014 (a)
ComEd	$2 million of 3.875-4.75% Sinking fund debentures due at various dates
PECO	$50 million First and Refunding Mortgage Bonds, variable rate due December 1, 2012 (b)
PECO	$50 million First and Refunding Mortgage Bonds, variable rate due December 1, 2012 (b)
PECO	$50 million First and Refunding Mortgage Bonds, variable rate due December 1, 2012 (b)
PECO	$4 million First and Refunding Mortgage Bonds, variable rate due December 1, 2012 (b)
PECO	$450 million of 3.5% First and Refunding Mortgage Bonds, due May 1, 2008
PECO	$207 million of 6.13% PETT Transition Bonds, due September 1, 2008
PECO	$369 million of 7.625% PETT Transition Bonds, due March 1, 2009
PECO	$33 million of 7.65% PETT Transition Bonds, due September 1, 2009

(a) First Mortgage Bonds issued under the ComEd mortgage indenture to secure variable auction-rate tax-exempt pollution control bonds.
(b) First and Refunding Mortgage Bonds issued under the PECO mortgage indenture to secure tax-exempt pollution control bonds and notes that were issued to refinance auction rate tax-exempt pollution control bonds.

From time to time and as market conditions warrant, the Registrants may engage in long-term debt retirements via tender offers, open market repurchases or other viable options to strengthen their respective balance sheets.

Dividends. Cash dividend payments and distributions during 2009 and 2008 by Registrant were as follows:

	2009	2008
Exelon	$1,385	$1,335
Generation	2,276	1,545
ComEd	240	—
PECO	316	484

On January 26, 2010, the Exelon Board of Directors declared a quarterly dividend of $0.525 per share on Exelon's common stock, which is payable on March 10, 2010 to shareholders of record at the end of the day on February 16, 2010.

Share Repurchases. During 2008, Exelon purchased $500 million of common stock under Exelon's accelerated share repurchase program, including the impact of the settlement of a forward contract indexed to Exelon's own common stock.

Short-Term Borrowings. During 2009, Exelon and PECO repaid $151 million and $95 million of commercial paper, respectively. During 2009, ComEd incurred $95 million of outstanding borrowings under its credit agreement. During 2008, Exelon and PECO repaid $95 million and $151 million, net, of commercial paper, respectively. During 2008, ComEd repaid $310 million of outstanding borrowings under its credit agreement.

Retirement of Long-Term Debt to Financing Affiliates. Retirement of long-term debt to financing affiliates during 2009 and 2008 by Registrant were as follows:

	2009	2008
Exelon	$709	$1,038
ComEd	—	429
PECO	709	609

Contributions from Parent/Member. Contributions from Parent/Member (Exelon) during 2009 and 2008 by Registrant were as follows:

	2009	2008
Generation	$ 57	$ 86
ComEd	8	14
PECO [(a)]	347	320

(a) $320 million and $284 million for the twelve months ended December 31, 2009 and 2008, respectively, reflect payments received to reduce the receivable from parent.

Other. Other significant financing activities for Exelon for 2009 and 2008 were as follows:

- Exelon received proceeds from employee stock plans of $42 million and $130 million during 2009 and 2008, respectively.
- Exelon's other financing activities during 2009 and 2008 include $5 million and $60 million, respectively, of excess tax benefits, which represent the tax deduction in excess of the tax benefit related to compensation cost recognized for stock options exercised.

Credit Matters

Recent Market Conditions

The Registrants fund liquidity needs for capital investment, working capital, energy hedging and other financial commitments through cash flows from continuing operations, public debt offerings, commercial paper markets and large, diversified credit facilities. The credit facilities include $7.3 billion in aggregate total commitments of which $6.7 billion was available as of December 31, 2009, and of which no financial institution has more than 10% of the aggregate commitments for Exelon, Generation and PECO and 12% for ComEd. Generation also has additional letter of credit facilities that will expire in the second quarter of 2010, which are used to enhance variable rate long-term tax-exempt debt totaling $213 million. Generation intends to extend or replace the expiring letters of credit with new letters of credit at reasonable terms or remarket the bonds with an interest rate term not requiring letter of credit support. If Generation is unable to remarket these bonds at reasonable terms, Generation will repurchase them. Exelon, Generation and PECO had access to the commercial paper market during 2009 and they were able to fund their short-term liquidity needs with commercial paper at favorable rates compared to 2008, when necessary. ComEd utilized its credit facility to fund its short-term liquidity needs and provide credit enhancement for $191 million of variable rate tax-exempt bonds. Due to an upgrade in ComEd's commercial paper rating on July 22, 2009 and improvements in the commercial paper market, ComEd is expected to be able to access the commercial paper market as an additional source of liquidity. However, ComEd did not issue commercial paper in 2009 due to more favorable rates on credit facility draws. The Registrants routinely review the sufficiency of their liquidity position, including appropriate sizing of credit facility commitments, by performing various stress test scenarios, such as commodity price movements, increases in margin-related transactions, changes in hedging levels, and the impacts of hypothetical credit downgrades. The Registrants have continued to closely monitor events in the financial markets and the financial institutions associated with the credit facilities, including monitoring credit ratings and outlooks, credit default swap levels, capital raising and merger activity. See PART I. ITEM 1A Risk Factors of Exelon's 2009 Form 10-K for further information regarding the effects of uncertainty in the capital and credit markets.

The Registrants believe their cash flow from operations, access to credit markets and their credit facilities provide sufficient liquidity. If Generation lost its investment grade credit rating as of December 31, 2009, it would have been required to provide incremental collateral of approximately $880 million, which is well within its current available credit facility capacities of approximately $4.7 billion. The $880 million includes $673 million of collateral obligations for derivatives, non-derivatives, normal purchase normal sales contracts and applicable payable and receivables, net of the contractual right of offset under master netting agreements and $207 million of financial assurances that Generation would be required to provide NEIL related to annual retrospective premium obligations. If ComEd lost its investment grade credit rating as of December 31, 2009, it would have been required to provide incremental collateral of approximately $207 million, which is well within its current available credit facility capacity of approximately $546 million. If PECO lost its investment grade credit rating as of December 31, 2009, it would have been required to provide collateral of $5 million pursuant to PJM's credit policy and could have been required to provide collateral of approximately $49 million related to its natural gas procurement contracts, which is well within PECO's current available credit facility capacity of $564 million.

Exelon Credit Facilities

Exelon meets its short-term liquidity requirements primarily through the issuance of commercial paper. Generation and PECO meet their short-term liquidity requirements primarily through the issuance of commercial paper and borrowings from the intercompany money pool, and ComEd meets its short-term liquidity requirements primarily through borrowings under its credit facility. While short-term borrowing costs have not been significant to date, further uncertainty in the credit markets may result in increased costs for commercial paper borrowings. Continued uncertainty in the credit markets could limit the ability of the Registrants to issue commercial paper, which may increase their reliance on their respective revolving credit agreements for short-term liquidity purposes. The Registrants may use their respective credit facilities for general corporate purposes, including meeting short-term funding requirements and the issuance of letters of credit. See Note 9 of the Combined Notes to the Consolidated Financial Statements for further information regarding the Registrants' credit facilities.

ComEd's $952 million credit facility agreement expires on February 16, 2011. ComEd expects to extend or replace that facility during 2010 and intends to increase the available commitments to total $1 billion.

On October 23, 2009, Exelon entered into new credit facility agreements totaling $67 million with minority and community banks located primarily within its service territory. The credit agreements were for Generation, ComEd and PECO in the amounts of $7 million, $30 million and $30 million, respectively. These agreements are solely utilized for issuing letters of credit. As of December 31, 2009, Generation, ComEd and PECO had issued letters of credit under these agreements totaling $5 million, $24 million and $29 million, respectively.

The following table reflects the Registrants' commercial paper programs and revolving credit agreements at December 31, 2009.

Commercial Paper Programs

Commercial Paper Issuer	Maximum Program Size (a)	Outstanding Commercial Paper at December 31, 2009	Average Interest Rate on Commercial Paper Borrowings for the twelve months ended December 31, 2009
Exelon Corporate	$ 957	$—	0.72%
Generation	4,834	—	—
ComEd (b)	952	—	—
PECO	574	—	0.67%
Total	$7,317	$—	0.71%

(a) Equals aggregate bank commitments under revolving credit agreements.
(b) Prior to July 22, 2009, ComEd was unable to access the commercial paper market given the market environment. On July 22, 2009, ComEd's commercial paper rating was upgraded giving it limited access to the commercial paper market. However, ComEd did not issue commercial paper due to more favorable rates on credit facility draws.

In order to maintain their respective commercial paper programs in the amounts indicated above, each Registrant must have revolving credit facilities in place at least equal to the amount of its commercial paper program. While the amount of its commercial paper outstanding does not reduce available capacity under a Registrant's credit agreement, a Registrant can not issue commercial paper in an aggregate amount exceeding the available capacity under its credit agreement.

Revolving Credit Agreements

Borrower	Aggregate Bank Commitment (a)	Outstanding Borrowings/ Facility Draws	Outstanding Letters of Credit	Available Capacity under Revolving Credit Agreements as of December 31, 2009	Average Interest Rate on Borrowings for twelve months ended December 31, 2009
Exelon Corporate	$ 957	$—	$ 5	$ 952	—
Generation	4,834	—	167	4,667	—
ComEd	952	155	251	546	0.79%
PECO	574	—	10	564	—
Total	$7,317	$155	$433	$6,729	0.79%

(a) Excludes $67 million of credit facility agreements arranged with minority and community banks in October 2009 which are solely utilized to issue letters of credit and expire on October 23, 2010.

Interest rates on advances under the credit facilities are based on either prime or the LIBOR plus an adder based on the credit rating of the borrower as well as the total outstanding amounts under the agreement at the time of borrowing. In the cases of Exelon, Generation and PECO, the maximum LIBOR adder is 65 basis points; and in the case of ComEd, it is 162.5 basis points.

Each credit agreement requires the affected borrower to maintain a minimum cash from operations to interest expense ratio for the twelve-month period ended on the last day of any quarter. The interest coverage ratios exclude revenues and interest expenses attributable to securitization debt, certain changes in working capital, distributions on preferred securities of subsidiaries and interest on nonrecourse debt. The following table summarizes the minimum thresholds reflected in the credit agreements for the twelve months ended December 31, 2009:

	Exelon	Generation	ComEd	PECO
Credit agreement threshold	2.50 to 1	3.00 to 1	2.00 to 1	2.00 to 1

At December 31, 2009, the interest coverage ratios at the Registrants were as follows:

	Exelon	Generation	ComEd	PECO
Interest coverage ratio	13.97	35.65	5.52	5.65

An event of default under any Registrant's credit facility will not constitute an event of default under any of the other Registrants' credit facilities, except that a bankruptcy or other event of default in the payment of principal, premium or interest on any indebtedness having a principal amount in excess of $100 million in the aggregate by Generation (including Generation's credit facility) will constitute an event of default under the Exelon credit facility.

Security Ratings

The Registrants' access to the capital markets, including the commercial paper market, and their respective financing costs in those markets may depend on the securities ratings of the entity that is accessing the capital markets.

Listed below are the Registrants' securities ratings as of December 31, 2009.

	Securities	Moody's	S&P	Fitch
Exelon	Senior unsecured debt	Baa1	BBB-	BBB+
	Commercial paper	P2	A2	F2
Generation	Senior unsecured debt	A3	BBB	BBB+
	Commercial paper	P2	A2	F2
ComEd	Senior unsecured debt	Baa3	BBB	BBB-
	Senior secured debt	Baa1	A-	BBB
	Commercial paper	P3	A2	B
PECO	Senior unsecured debt	A3	BBB	A-
	Senior secured debt	A2	A-	A
	Commercial paper	P2	A2	F2
	Transition bonds (a)	Aaa	AAA	AAA

(a) Issued by PETT, an unconsolidated affiliate of PECO.

None of the Registrants' borrowings are subject to default or prepayment as a result of a downgrading of securities although such a downgrading of a Registrant's securities could increase fees and interest charges under that Registrant's credit agreements.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

On July 21, 2009, following Exelon's termination of efforts to acquire NRG, Fitch affirmed Exelon's and Generation's current ratings and removed both Registrants from Ratings Watch Negative. Both Registrants were assigned a Stable ratings outlook. On July 22, 2009, S&P affirmed the ratings for Exelon, Generation and PECO and removed each Registrant from CreditWatch Negative. S&P also raised ComEd's corporate credit rating to BBB from BBB-, its senior secured rating to A- from BBB+, its senior unsecured rating to BBB from BBB-, and its short-term rating to A2 from A3. S&P also removed ComEd's ratings from CreditWatch Negative. The outlook for all ratings is Stable. On July 23, 2009, Moody's confirmed Exelon's and Generation's current ratings and PECO's long-term debt rating. The outlook for Exelon's and Generation's debt rating is Stable. PECO's long-term debt rating was placed on Negative outlook and its short-term rating was downgraded to P2 from P1.

On August 3, 2009, Moody's changed its methodology widening the notching between most senior secured debt ratings and senior unsecured debt ratings of investment grade regulated utilities. As a result, ComEd's senior secured ratings increased to Baa1 from Baa2.

On January 25, 2010, Fitch upgraded ComEd's senior secured debt ratings to BBB+ from BBB and its senior unsecured debt ratings to BBB from BBB-. ComEd's commercial paper rating increased to F3 from B. Fitch also affirmed the ratings of Exelon, Generation and PECO and their ratings outlook as Stable. Fitch cited ComEd's financial improvement over the past year and a more settled regulatory and legislative environment in Illinois as contributing factors for the upgrade.

As part of the normal course of business, the Registrants enter into contracts that contain express provisions or otherwise permit the Registrants and their counterparties to demand adequate assurance of future performance when there are reasonable grounds for doing so. In accordance with the contracts and applicable contract law, if the Registrants are downgraded by a credit rating agency, it is possible that a counterparty would attempt to rely on such a downgrade as a basis for making a demand for adequate assurance of future performance, which could include the posting of collateral. Refer to Note 8 of the Combined Notes to Consolidated Financial Statements for additional information on collateral provisions.

Other Credit Matters

Capital Structure

At December 31, 2009, the capital structures of the Registrants consisted of the following:

	Exelon Consolidated	Generation	ComEd	PECO [(a)]
Long-term debt	46%	35%	39%	40%
Long-term debt to affiliates [(b)]	3	—	2	11
Common equity	50	—	58	47
Member's equity	—	65	—	—
Preferred securities	—	—	—	2
Commercial paper and notes payable	1	—	1	—

(a) As of December 31, 2009, PECO's capital structure, excluding the impacts of the deduction from shareholders' equity of the $180 million receivable from Exelon (which amount is deducted for GAAP purposes as reflected in the table above) would consist of 48% common equity, 2% preferred securities and 50% long-term debt, including long-term debt to unconsolidated affiliates.

(b) Includes approximately $805 million, $206 million and $599 million owed to unconsolidated affiliates of Exelon, ComEd and PECO, respectively, that qualify as special purpose entities under the applicable authoritative guidance. These special purpose entities were created for the sole purposes of issuing transition bonds to securitize intangible transition property consisting of CTCs of PECO or mandatorily redeemable trust preferred securities of ComEd and PECO. See Note 1 of the Combined Notes to Consolidated Financial Statements for additional information regarding the authoritative guidance for VIEs.

Intercompany Money Pool

To provide an additional short-term borrowing option that will generally be more favorable to the borrowing participants than the cost of external financing, Exelon operates an intercompany money pool. As of January 10, 2006, ComEd voluntarily suspended its participation in the money pool. Generation, PECO, and BSC may participate in the intercompany money pool as lenders and borrowers, and Exelon may participate as a lender. Funding of, and borrowings from, the intercompany money pool are predicated on whether the contributions and borrowings result in economic benefits. Interest on borrowings is based on short-term market rates of interest or, if from an external source, specific borrowing rates. Maximum amounts contributed to and borrowed from the intercompany money pool by participant during 2009 are described in the following table in addition to the net contribution or borrowing as of December 31, 2009:

	Maximum Contributed	Maximum Borrowed	December 31, 2009 Contributed (Borrowed)
Generation	$138	$—	$—
PECO	106	—	—
BSC	—	140	(15)
Exelon Corporate	103	N/A	15

Shelf Registrations

The Registrants filed automatic shelf registration statements that are not required to specify the amount of securities to be offered thereon. As of December 31, 2009, the Registrants each had current shelf registration statements for the sale of unspecified amounts of securities that were effective with the SEC. The ability of each Registrant to sell securities off its shelf registration statement or to access the private placement markets will depend on a number of factors at the time of the proposed sale, including other required regulatory approvals, as applicable, the current financial condition of the Registrant, its securities ratings and market conditions.

Regulatory Authorizations

The issuance by ComEd of long-term debt or equity securities requires the prior authorization of the ICC. The issuance by PECO of long-term debt or equity securities requires the prior authorization of the PAPUC. ComEd and PECO normally obtain the required approvals on a periodic basis to cover their anticipated financing needs for a period of time or in connection with a specific financing. As of December 31, 2009, ComEd had $389 million in long-term debt refinancing authority from the ICC and $399 million in new money long-term debt financing authority. As of December 31, 2009, PECO had $1.9 billion in long-term debt financing authority from the PAPUC.

FERC has financing jurisdiction over ComEd's and PECO's short-term financings and all of Generation's financings. As of December 31, 2009, ComEd and PECO had short-term financing authority from FERC that expires on December 31, 2011 of $2.5 billion and $1.5 billion, respectively. Generation currently has blanket financing authority that it received from FERC in connection with its market-based rate authority. See Note 2 of the Combined Notes to Consolidated Financial Statements for additional information.

Exelon's ability to pay dividends on its common stock depends on the payment to it of dividends by its operating subsidiaries. The payments of dividends to Exelon by its subsidiaries in turn depend on their results of operations and cash flows and other items affecting retained earnings. The Federal Power Act declares it to be unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account." In addition, under Illinois law, ComEd may not pay any dividend on its stock, unless, among other things, its earnings and earned surplus are sufficient to declare and pay a dividend after provision is made for reasonable and proper reserves, or unless ComEd has specific authorization from the ICC. At December 31, 2009, Exelon had retained earnings of $8,134 million, including Generation's undistributed earnings of $2,169 million, ComEd's retained earnings of $304 million consisting of retained earnings appropriated for future dividends of $1,943 million partially offset by $1,639 million of unappropriated retained deficit, and PECO's retained earnings of $426 million. See Note 18 of the Combined Notes to Consolidated Financial Statements for additional information regarding fund transfer restrictions.

Investments in Synthetic Fuel-Producing Facilities

Exelon, through three separate wholly owned subsidiaries, owned interests in two limited liability companies and one limited partnership that owned synthetic fuel-producing facilities. Prior to December 31, 2007, Section 45K (formerly Section 29) of the IRC provided tax credits for the sale of synthetic fuel produced from coal. The ability to earn these synthetic fuel tax credits expired on December 31, 2007 and, as such, the synthetic fuel-producing facilities that Exelon had interests in ceased operations on or before December 31, 2007.

In March 2008, the IRS published the 2007 Oil Reference Price which resulted in a 67% phase-out of tax credits for calendar year 2007 that reduced Exelon's earned after-tax credits of $258 million to $85 million for the year ended December 31, 2007. Exelon generated approximately $220 million of cash over the life of these investments. As a result of the phase-out of tax credits in 2008 and the timing of the realization of tax benefits earned in prior years, Exelon collected approximately $200 million of cash in 2008, which includes $44 million collected in the first quarter of 2008 related to the settlement of derivatives that were entered into in the normal course of trading operations in 2005 to economically hedge a portion of the exposure to a phase-out of the tax credits.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes Exelon's future estimated cash payments under existing contractual obligations, including payments due by period.

		Payment due within				
	Total	2010	2011-2012	2013-2014	Due 2015 and beyond	All Other
Long-term debt (a)	$12,428	$1,052	$1,422	$1,319	$ 8,635	$—
Interest payments on long-term debt (b)	8,457	666	1,195	1,019	5,577	—
Liability and interest for uncertain tax positions (c)	372	1	—	—	—	371
Capital leases	38	2	5	6	25	—
Operating leases	713	67	130	111	405	—
Purchase power obligations (d)	2,433	396	636	296	1,105	—
Fuel purchase agreements	10,679	1,237	2,335	2,073	5,034	—
Other purchase obligations (e)	1,128	570	399	148	11	—
City of Chicago agreement—2003 (f)	18	6	12	—	—	—
Spent nuclear fuel obligation	1,017	—	—	—	1,017	—
Pension minimum funding requirement (g)	3,596	243	894	1,658	801	—
Other postretirement benefits minimum funding requirement (h)	228	48	93	87	—	—
Total contractual obligations	$41,107	$4,288	$7,121	$6,717	$22,610	$371

(a) Includes $415 million and $390 million due in 2010 and thereafter, respectively, to ComEd and PECO financing trusts.
(b) Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2009 and do not reflect anticipated future refinancing, early redemptions or debt issuances. Variable rate interest obligations are estimated based on rates as of December 31, 2009. Includes estimated interest payments due to ComEd and PECO financing trusts.
(c) As of December 31, 2009, Exelon's liability for uncertain tax positions and related net interest payable were $371 million and $0 million, respectively. Exelon was unable to reasonably estimate the timing of liability and interest payments in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions. Exelon has other unrecognized tax positions that were not recorded on the Consolidated Balance Sheet in accordance with authoritative guidance. See Note 10 of the Combined Notes to Consolidated Financial Statements for further information regarding unrecognized tax positions.
(d) Net capacity purchases include PPAs and other capacity contracts that are accounted for as operating leases. Amounts presented represent Generation's expected payments under these arrangements at December 31, 2009. Expected payments include certain capacity charges that are contingent on plant availability. Expected payments exclude renewable PPA contracts that are contingent in nature. These obligations do not include ComEd's SFCs as these contracts do not require purchases of fixed or minimum quantities. See Notes 2 and 18 of the Combined Notes to Consolidated Financial Statements.
(e) Commitments for services, materials and information technology.
(f) In 2003, ComEd entered separate agreements with the City of Chicago and with Midwest Generation. Under the terms of the agreements, ComEd will pay the City of Chicago $60 million over ten years to be relieved of a requirement, originally transferred to Midwest Generation upon the sale of ComEd's fossil stations in 1999, to build a 500-MW generation facility.
(g) These amounts represent Exelon's estimated minimum pension contributions to its qualified plans required under ERISA and the Pension Protection Act of 2006 as well as discretionary contributions necessary to avoid benefit restrictions. These amounts represent estimates that are based on assumptions that are subject to change. The minimum required contributions for years after 2015 are currently not reliably estimable. Exelon may choose to make additional discretionary contributions.

(h) These amounts represent estimated minimum other postretirement benefit contributions required under a PAPUC rate order. These minimum contributions represent estimates that are based on assumptions that are subject to change. The minimum required contribution for years after 2014 are currently not reliably estimable. Exelon may contribute more than the minimum funding requirements; however, these amounts are not included above as such amounts are discretionary.

Exelon's commitments as of December 31, 2009, representing commitments potentially triggered by future events, were as follows:

		Expiration within			
	Total	2010	2011-2012	2013-2014	2015 and beyond
Letters of credit (non-debt) [(a)]	$ 297	$289	$ 8	$—	$ —
Letters of credit (long-term debt)—interest coverage [(b)]	14	11	3	—	—
Surety bonds [(c)]	76	7	—	—	69
Performance guarantees [(d)]	96	—	—	95	1
Energy marketing contract guarantees [(e)]	218	193	25	—	—
Nuclear insurance premiums [(f)]	2,204	—	—	—	2,204
Lease guarantees [(g)]	125	—	—	15	110
2007 City of Chicago Settlement [(h)]	6	3	3	—	—
Midwest Generation Capacity Reservation Agreement guarantee [(i)]	10	4	6	—	—
Rate relief commitments—settlement legislation [(j)]	25	25	—	—	—
Construction commitments [(k)]	196	51	68	77	—
Total commitments	$3,267	$583	$113	$187	$2,384

(a) Letters of credit (non-debt)—Exelon and certain of its subsidiaries maintain non-debt letters of credit to provide credit support for certain transactions as requested by third parties. As of December 31, 2009, guarantees of $9 million have been issued to provide support for certain letters of credit as required by third parties.

(b) Letters of credit (long-term debt) interest coverage—Reflects the interest coverage portion of letters of credit supporting floating-rate pollution control bonds. The principal amounts of the floating-rate pollution control bonds of $213 million at Generation and $191 million at ComEd are reflected in long-term debt in Exelon's Consolidated Balance Sheet.

(c) Surety bonds—Guarantees issued related to contract and commercial agreements, excluding bid bonds.

(d) Performance guarantees—Guarantees issued to ensure execution under specific contracts with unaffiliated third parties.

(e) Energy marketing contract guarantees—Guarantees issued to ensure performance under energy commodity contracts.

(f) Nuclear insurance premiums—Represent the maximum amount that Generation would be required to pay for retrospective premiums in the event of nuclear disaster at any domestic site under the Secondary Financial Protection pool as required under the Price-Anderson Act as well as the current aggregate annual retrospective premium obligation that could be imposed by NEIL. See Note 18 of the Combined Notes to Consolidated Financial Statements for additional details on Generation's nuclear insurance premiums.

(g) Lease guarantees—Guarantees issued to ensure payments on building leases.

(h) 2007 City of Chicago Settlement—In December 2007, ComEd entered into an agreement with the City of Chicago. Under the terms of the agreement, ComEd will pay $55 million over six years, of which $8 million, $18 million and $23 million was paid in December 2009, 2008 and 2007, respectively. See Note 2 of the Combined Notes to Consolidated Financial Statements for additional details on the 2007 City of Chicago Settlement.

(i) Midwest Generation Capacity Reservation Agreement guarantee—In connection with ComEd's agreement with the City of Chicago entered into on February 20, 2003, Midwest Generation assumed from the City of Chicago a Capacity Reservation Agreement that the City of Chicago had entered into with Calumet Energy Team, LLC. ComEd has agreed to reimburse the City of Chicago for any nonperformance by Midwest Generation under the Capacity Reservation Agreement.

(j) See Notes 2 and 18 of the Combined Notes to Consolidated Financial Statements for additional detail on Generation's and ComEd's rate relief commitments.

(k) See Note 18 of the Combined Notes to Consolidated Financial Statements for additional detail on ComEd's and PECO's construction commitments.

For additional information regarding:

- commercial paper, see Note 9 of the Combined Notes to Consolidated Financial Statements.
- long-term debt, see Note 9 of the Combined Notes to Consolidated Financial Statements.
- liabilities related to uncertain tax positions, see Note 10 of the Combined Notes to Consolidated Financial Statements.

- capital lease obligations, see Note 9 of the Combined Notes to Consolidated Financial Statements.
- operating leases, energy commitments, fuel purchase agreements, construction commitments and rate relief commitments, see Note 18 of the Combined Notes to Consolidated Financial Statements.
- the nuclear decommissioning and SNF obligations, see Notes 11 and 12 of the Combined Notes to Consolidated Financial Statements.
- regulatory commitments, see Note 2 of the Combined Notes to Consolidated Financial Statements.

Variable Interest Entities

Generation. Generation's wholesale operations include the physical delivery and marketing of power obtained through its generating capacity, and long-, intermediate- and short-term contracts. Generation also has contracts to purchase fuel supplies for nuclear and fossil generation. These contracts and Generation's membership in NEIL are not consolidated in Exelon's and Generation's financial statements pursuant to the provisions of the authoritative guidance for VIEs. See Note 1 of the Combined Notes to Consolidated Financial Statements for further information.

Financing Trusts of ComEd and PECO. The financing trust of ComEd, ComEd Financing III, and the financing trusts of PECO, namely PECO Trust III, PECO Trust IV and PETT, are not consolidated in Exelon's, ComEd's and PECO's financial statements. Amounts of $206 million and $599 million, respectively, owed by ComEd and PECO to these financing trusts were recorded as long-term debt to financing trusts and PETT within the Consolidated Balance Sheets as of December 31, 2009. See Note 1 of the Combined Notes to Consolidated Financial Statements for further information.

Nuclear Insurance Coverage

Generation carries property damage, decontamination and premature decommissioning insurance for each station loss resulting from damage to Generation's nuclear plants, subject to certain exceptions. Additionally, Generation carries business interruption insurance in the event of a major accidental outage at a nuclear station. Finally, Generation participates in the Master Worker Program, which provides coverage for worker tort claims filed for bodily injury caused by a nuclear energy accident. See Note 18 of the Combined Notes to Consolidated Financial Statements for additional discussion of nuclear insurance. For its types of insured losses, Generation is self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on Exelon's and Generation's results of operations, cash flows or financial positions.

PECO Accounts Receivable Agreement

PECO is party to an agreement with a financial institution under which it sold an undivided interest, adjusted daily, in up to $225 million of designated accounts receivable, which PECO accounted for as a sale as of December 31, 2009. Under authoritative guidance effective January 1, 2010, this agreement will be accounted for as a secured borrowing. See Note 1 of the Combined Notes to Consolidated Financial Statements for additional information. PECO retains the servicing responsibility for the sold receivables and has recorded a servicing liability. The agreement terminates on September 16, 2010 unless extended in accordance with its terms. As of December 31, 2009, PECO was in compliance with the requirements of the agreement. In the event the agreement is not extended, PECO has sufficient short-term liquidity and will seek alternate financing. See Note 7 of the Combined Notes to Consolidated Financial Statements for additional information regarding the servicing liability.

New Accounting Pronouncements

See Note 1 of the Combined Notes to Consolidated Financial Statements for information regarding new accounting pronouncements.

In November 2008, the SEC issued a roadmap for the potential use of IFRS in the U.S. IFRS is a set of accounting standards developed by the International Accounting Standards Board, whose mission is to develop a single set of global financial reporting standards for general purpose financial statements. The roadmap indicates that the SEC will reconvene in 2011 to evaluate progress towards certain identified milestones and decide whether a mandatory IFRS conversion should be required for all U.S. issuers beginning with large accelerated filers in 2014. Further guidance from the SEC is expected in 2010. Exelon is currently evaluating the potential impact IFRS may have on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrants are exposed to market risks associated with adverse changes in commodity prices, counterparty credit, interest rates and equity prices. Exelon's RMC approves risk management policies and objectives for risk assessment, control and valuation, counterparty credit approval and the monitoring and reporting of risk exposures. The RMC is chaired by the chief risk officer and includes the chief financial officer, general counsel, treasurer, vice president of strategy, vice president of audit services and officers representing Exelon's business units. The RMC reports to the Exelon Board of Directors on the scope of the risk management activities.

Commodity Price Risk

To the extent the amount of energy Exelon generates differs from the amount of energy it has contracted to sell, Exelon has price risk from commodity price movements. Commodity price risk is associated with price movements resulting from changes in supply and demand, fuel costs, market liquidity, weather conditions, governmental regulatory and environmental policies, and other factors. Exelon seeks to mitigate its commodity price risk through the purchase and sale of electricity, fossil fuel, and other commodities. Within Exelon, Generation has the most exposure to commodity price risk. PECO has transferred substantially all of its near term electricity commodity price risk to Generation through a PPA that expires at the end of 2010. PECO's commodity price risk following the expiration of its generation rate caps and the PPA is addressed by its DSP Program, which allows for full cost recovery. As a mechanism to reduce commodity price risk relating to natural gas, PECO has implemented a natural gas procurement policy that is designed to achieve a reasonable balance of long-term and short-term gas purchases under different pricing approaches in order to achieve system supply reliability at the least cost. PECO's actual costs of natural gas are recovered from customers through the PAPUC's PGC, which allows PECO to adjust rates quarterly to reflect realized natural gas prices. ComEd has transferred most of its near term commodity price risk to generating companies through the ICC approved procurement processes and a significant portion of its longer term commodity price risk to Generation through the five-year financial swap contract that expires on May 31, 2013. The Illinois Settlement Legislation provides for the pass-through of procurement costs by ComEd to its customers.

Generation

Generation's energy contracts are accounted for under derivative accounting guidance. Economic hedges may qualify for the normal purchases and normal sales exception, which is discussed in Critical Accounting Policies and Estimates. Economic hedges that do not qualify for the normal purchases and normal sales exception are recorded as assets or liabilities on the balance sheet at fair value. Changes in the derivatives recorded at fair value are recognized in results of operations unless specific hedge accounting criteria are met and the derivatives are designated as cash flow hedges, in which case, changes in fair value are recorded in OCI and gains and losses are recognized in results of operations when the underlying transaction occurs. Changes in the fair value of derivative contracts that do not meet the hedge criteria or are not designated as such are recognized in current results of operations.

Normal Operations and Hedging Activities. Electricity available from Generation's owned or contracted generation supply in excess of Generation's obligations to customers, including ComEd's and PECO's retail load, is sold into the wholesale markets. To reduce price risk caused by market fluctuations, Generation enters into physical contracts as well as financial derivative contracts, including forwards, futures, swaps and options, with approved counterparties to hedge anticipated exposures. Generation believes these instruments represent economic hedges that mitigate exposure to fluctuations in commodity prices. Generation expects the settlement of the majority of its economic hedges will occur during 2010 through 2012 and the ComEd financial swap contract during 2010 through 2013.

The economic hedge activity resulted in a net mark-to-market energy contract asset position, excluding the rights of offset for derivative instruments subject to master netting agreements and the application of collateral, of $2,691 million at December 31, 2009, comprised of a net energy contract asset for cash flow hedges of $1,912 million and a net energy contract asset for other derivatives of $779 million. The net mark-to-market asset position for the portfolio at December 31, 2009 is a result of forward market prices decreasing relative to the contracted price of the derivative instruments, the majority of which are hedges of future power sales. Activity associated with the cash flow hedges is recognized through accumulated OCI until the period in which the associated physical sale of power occurs. At that time, the cash flow hedge's mark-to-market position is reversed and reclassified as results of operations, which when combined with the impacts of the actual physical power sale, results in the ultimate recognition of net revenues at the contracted price.

In general, increases and decreases in forward market prices have a positive and negative impact, respectively, on Generation's owned and contracted generation positions which have not been hedged. Generation hedges commodity risk on a ratable basis over the three years leading to the spot market. As of December 31, 2009, the percentage of expected generation hedged was 91%-94%,

69%-72%, and 37%-40% for 2010, 2011, and 2012, respectively. The percentage of expected generation hedged is the amount of equivalent sales divided by the expected generation. Expected generation represents the amount of energy estimated to be generated or purchased through owned or contracted capacity. Equivalent sales represent all hedging products, which include cash flow hedges, other derivatives and certain non-derivative contracts including sales to ComEd and PECO to serve their retail load.

A portion of Generation's hedging strategy may be accomplished with fuel products based on assumed correlations between power and fuel prices, which routinely change in the market. During peak periods, Generation's amount hedged declines to meet its energy and capacity commitments to ComEd and PECO. Market price risk exposure is the risk of a change in the value of unhedged positions. The forecasted market price exposure for Generation's non-trading portfolio associated with a $5 reduction in the annual average Ni-Hub and PJM-West around-the-clock energy price based on December 31, 2009 market conditions and hedged position would be a decrease in pre-tax net income of approximately $40 million, $285 million and $497 million, respectively, for 2010, 2011, and 2012. Power price sensitivities are derived by adjusting the power price assumptions while keeping all other price inputs constant. Generation expects to actively manage its portfolio to mitigate market price exposure for its unhedged position. Actual results could differ depending on the specific timing of, and markets affected by, price changes as well as future changes in Generation's portfolio.

Proprietary Trading Activities. Generation uses financial contracts for proprietary trading purposes. Proprietary trading includes all contracts entered into purely to profit from market price changes as opposed to hedging an exposure. These activities are accounted for on a mark-to-market basis. The proprietary trading activities are a complement to Generation's energy marketing portfolio but represent a very small portion of Generation's overall energy marketing activities. For example, the limit on open positions in electricity for any forward month represents less than one percent of Generation's owned and contracted supply of electricity. Generation expects this level of proprietary trading activity to continue in the future. The proprietary trading activities included volumes of 7,578 GWh, 8,891 GWh, and 20,323 GWh for the years ended December 31, 2009, 2008, and 2007, respectively. Trading portfolio activity for the year ended December 31, 2009 resulted in pre-tax gains of $1 million due to net mark-to-market losses of $83 million and realized gains of $84 million. Generation uses a 95% confidence interval, one day holding period and one-tailed statistical measure in calculating its Value-at-Risk (VaR). The daily VaR on proprietary trading activity averaged $120,000 of exposure over the last 18 months. Because of the relative size of the proprietary trading portfolio in comparison to Generation's total gross margin from continuing operations for the year ended December 31, 2009 of $6,771 million, Generation has not segregated proprietary trading activity in the following tables. The trading portfolio is subject to a risk management policy that includes stringent risk management limits, including volume, stop-loss and VaR limits to manage exposure to market risk. Additionally, the Exelon risk management group and Exelon's RMC monitor the financial risks of the proprietary trading activities.

ComEd

The financial swap contract between Generation and ComEd was deemed prudent by the Illinois Settlement Legislation, thereby ensuring that ComEd will be entitled to receive full cost recovery in rates. The change in fair value each period is recorded by ComEd with an offset to a regulatory asset or liability.

The contracts that ComEd has entered into as part of the initial ComEd auction and the RFP contracts are deemed to be derivatives that qualify for the normal purchases and normal sales exception under derivative accounting guidance. ComEd does not enter into derivatives for speculative or trading purposes. See Note 8 of the Combined Notes to Consolidated Financial Statements for additional information regarding derivatives.

PECO

Generation and PECO have entered into a long-term full-requirements PPA under which PECO obtains all of its electric supply from Generation through 2010. The PPA is not considered a derivative. Pursuant to the PECO's PAPUC-approved DSP Program, PECO began to procure electric supply in 2009 for the post-transition period beginning on January 1, 2011. PECO has entered into block contracts and full requirements fixed price contracts to procure electric supply for its residential, small commercial and medium commercial procurement classes. The full requirements fixed price contracts qualify for the normal purchases and normal sales scope exception. PECO records the fair value of the block contracts on its Consolidated Balance Sheets. However, since these block contracts were executed in accordance with the PAPUC-approved DSP Program and PECO will receive full cost recovery in rates, PECO did not elect hedge accounting and the fair value of the contracts is recorded by PECO as a regulatory asset or liability. See Note 8 of the Combined Notes to Consolidated Financial Statements for additional information regarding derivatives.

PECO has also entered into derivative natural gas contracts to hedge its long-term price risk in the natural gas market. All of PECO's natural gas supply and management agreements that are derivatives qualify for the normal purchases and normal sales exception.

Trading and Non-Trading Marketing Activities. The following detailed presentation of Exelon's, Generation's, ComEd's and PECO's trading and non-trading marketing activities is included to address the recommended disclosures by the energy industry's Committee of Chief Risk Officers (CCRO).

The following table provides detail on changes in Exelon's, Generation's, ComEd's and PECO's mark-to-market net asset or liability balance sheet position from January 1, 2008 to December 31, 2009. It indicates the drivers behind changes in the balance sheet amounts. This table incorporates the mark-to-market activities that are immediately recorded in earnings as well as the settlements from OCI to earnings and changes in fair value for the hedging activities that are recorded in accumulated OCI on the Consolidated Balance Sheets. This table excludes all normal purchases and normal sales contracts.

	Generation	ComEd	PECO	Intercompany Eliminations [e]	Exelon
Total mark-to-market energy contract net assets (liabilities) at January 1, 2008 [a][g]	$ (564)	$ 456	$—	$ —	$ (108)
Total change in fair value during 2008 of contracts recorded in result of operations	602	—	—	—	602
Reclassification to realized at settlement of contracts recorded in results of operations	(131)	—	—	—	(131)
Ineffective portion recognized in income	44	—	—	—	44
Reclassification to realized at settlement from accumulated OCI [b]	544	—	—	(24)	520
Effective portion of changes in fair value—recorded in OCI [c][f]	1,784	—	—	(888)	896
Changes in fair value—energy derivatives [d]	—	(912)		912	—
Changes in collateral	(1,024)	—	—	—	(1,024)
Changes in net option premium paid/(received) [g]	124	—	—	—	124
Other income statement reclassifications [h]	(5)	—	—	—	(5)
Other balance sheet reclassifications	(11)	—	—	—	(11)
Total mark-to-market energy contract net assets (liabilities) at December 31, 2008 [a][g]	$ 1,363	$(456)	$—	$ —	$ 907
Total change in fair value during 2009 of contracts recorded in result of operations	137	—	—	—	137
Reclassification to realized at settlement of contracts recorded in results of operations	(24)	—	—	—	(24)
Ineffective portion recognized in income	(15)	—	—	—	(15)
Reclassification to realized at settlement from accumulated OCI [b]	(1,559)	—	—	267	(1,292)
Effective portion of changes in fair value—recorded in OCI [c][f]	2,052	—	—	(784)	1,268
Changes in fair value—energy derivatives [d]	—	(515)	(4)	517	(2)
Changes in collateral	(194)	—	—	—	(194)
Changes in net option premium paid/(received) [g]	40	—	—	—	40
Other income statement reclassifications [h]	(46)	—	—	—	(46)
Other balance sheet reclassifications	15	—	—	—	15
Total mark-to-market energy contract net assets (liabilities) at December 31, 2009 [a]	$ 1,769	$(971)	$ (4)	$ —	$ 794

(a) Amounts are shown net of collateral paid to and received from counterparties.

(b) For Generation, includes $267 million loss and $24 million gain of reclassifications from accumulated OCI to net income related to the settlement of the five-year financial swap contract with ComEd for the years ended December 31, 2009 and 2008, respectively.

(c) For Generation, includes $782 million and $888 million gain of changes in fair value of the five-year financial swap with ComEd for the years ended December 31, 2009 and 2008, respectively, and $2 million gain of changes in fair value of the block contracts with PECO for the year ended December 31, 2009.

(d) For ComEd, the changes in fair value are recorded as a change in regulatory assets or liabilities. As of December 31, 2009 and December 31, 2008, ComEd recorded a regulatory asset of $971 million and $456 million, respectively, related to the mark-to-market derivative liability on the financial swap with Generation. During 2009 and 2008 this includes $782 million and $888 million of changes in fair value, respectively, and $267 million of gains and $24 million of losses, respectively, of reclassifications from regulatory asset to purchased power expense due to settlements. For PECO, the changes in fair value are recorded in a regulatory asset or liability. As of December 31, 2009, PECO recorded a $4 million regulatory asset related to the fair value of its mark-to-market derivative liability for its block contracts, which includes $2 million related to PECO's block contracts with Generation.

(e) Amounts related to the five-year financial swap between Generation and ComEd are eliminated in consolidation. Amounts related to the block contracts between Generation and PECO are also eliminated in consolidation.

(f) For Generation, includes $15 million and $44 million of changes in cash flow hedge ineffectiveness, of which none was related to Generation's financial swap contract with ComEd for the years ended December 31, 2009 and December 31, 2008, respectively.

(g) Exelon and Generation retrospectively reclassified certain assets and liabilities with respect to option premiums into the mark-to-market net asset and liability accounts. Refer to Note 8 of the Combined Notes to the Consolidated Financial Statements for further discussion.

(h) Includes $46 million and $5 million of amounts reclassified to realized at settlement of contracts recorded to results of operations related to option premiums due to the settlement of the underlying transactions for the years ended December 31, 2009 and 2008, respectively.

The following tables detail the balance sheet classification of the mark-to-market energy contract net assets (liabilities) recorded as of December 31, 2009 and 2008:

	December 31, 2009				
	Generation [(a)(b)]	ComEd [(a)]	PECO [(a)]	Intercompany Eliminations [(c)]	Exelon
Current assets	$ 678	$ —	$—	$(302)	$ 376
Noncurrent assets	1,310	—	—	(671)	639
Total mark-to-market energy contract assets	1,988	—	—	(973)	1,015
Current liabilities	(198)	(302)	—	302	(198)
Noncurrent liabilities	(21)	(669)	(4)	671	(23)
Total mark-to-market energy contract liabilities	(219)	(971)	(4)	973	(221)
Total mark-to-market energy contract net assets (liabilities)	$1,769	$(971)	$ (4)	$ —	$ 794

(a) Includes current and noncurrent assets for Generation and current and noncurrent liabilities for ComEd of $302 million and $669 million, respectively, related to the fair value of Generation's and ComEd's five-year financial swap contract. Includes a noncurrent asset for Generation and a noncurrent liability for PECO of $2 million related to the fair value of PECO's block contracts with Generation.

(b) Current and noncurrent assets are shown net of collateral of $502 million and $376 million, respectively, and current liabilities are shown net of collateral of $69 million. The allocation of collateral had no impact to noncurrent liabilities. The total cash collateral received net of cash collateral posted and offset against mark-to-market assets and liabilities was $947 million at December 31, 2009.

(c) Amounts related to the five-year financial swap between Generation and ComEd and the block contracts between Generation and PECO are eliminated in consolidation.

	December 31, 2008			
	Generation [(a)(b)(d)]	ComEd [(a)]	Intercompany Elimination [(c)]	Exelon [(d)]
Current assets	$ 591	$ —	$(111)	$ 480
Noncurrent assets	1,007	—	(345)	662
Total mark-to-market energy contract assets	1,598	—	(456)	1,142
Current liabilities	(212)	(111)	111	(212)
Noncurrent liabilities	(23)	(345)	345	(23)
Total mark-to-market energy contract liabilities	(235)	(456)	456	(235)
Total mark-to-market energy contract net assets (liabilities)	$1,363	$(456)	$ —	$ 907

(a) Includes current and noncurrent asset for Generation and current and noncurrent liability for ComEd of $111 million and $345 million, respectively, related to the fair value of Generation's and ComEd's five-year financial swap contract.

(b) Current and noncurrent assets are shown net of collateral of $355 million and $333 million, respectively, and current liabilities are shown net of collateral of $65 million. The allocation of collateral had no impact to noncurrent liabilities. The total cash collateral received net of cash collateral posted and offset against mark-to-market assets and liabilities was $753 million at December 31, 2008.

(c) Amounts related to the five-year financial swap between Generation and ComEd are eliminated in consolidation.

(d) Exelon and Generation reclassified certain assets and liabilities with respect to option premiums into the mark-to-market net asset and liability accounts to conform with current year presentation. Refer to Note 8 of the Combined Notes to the Consolidated Financial Statements for further discussion.

Fair Values

The majority of Generation's contracts are non-exchange-traded contracts valued using prices provided by external sources, primarily price quotations available through brokers or over-the-counter, on-line exchanges. Prices reflect the average of the bid-ask, mid-point prices obtained from all sources that Generation believes provide the most liquid market for the commodity. The terms for which such price information is available vary by commodity, region and product. The remainder of the contracts, which are primarily option contracts, represents contracts for which external valuations are not available. These contracts are valued using the Black model, an industry standard option valuation model.

The fair values reflect the level of forward prices and volatility factors as of December 31, 2009 and may change as a result of changes in these factors. Management uses its best estimates to determine the fair value of commodity and derivative contracts Generation, ComEd and PECO hold and sell. These estimates consider various factors including closing exchange and over-the-counter price quotations, time value, volatility factors and credit exposure. It is possible, however, that future market prices could vary from those used in recording assets and liabilities from the swap between Generation and ComEd, energy marketing, trading activities and such variations could be material. Refer to Note 8 of the Combined Notes to Consolidated Financial Statements for further information regarding valuation.

The following tables, which present maturity and source of fair value of mark-to-market energy contract net assets (liabilities), provides two fundamental pieces of information. First, the tables provide the source of fair value used in determining the carrying amount of the Registrants' total mark-to-market asset or (liability). Second, the tables provide the maturity, by year, of the Registrants' net assets (liabilities), giving an indication of when these mark-to-market amounts will settle and either generate or require cash.

Exelon

	Maturities Within						
	2010	**2011**	**2012**	**2013**	**2014**	**2015 and Beyond**	**Total Fair Value**
Normal Operations, qualifying cash flow hedge contracts [(a)(c)]:							
Prices provided by external sources	$ 379	$225	$ 59	$ 4	$ 1	$—	$668
Prices based on model or other valuation methods	—	(2)	(1)	(5)	—	—	(8)
Total	$ 379	$223	$ 58	$ (1)	$ 1	$—	$660
Normal Operations, other derivative contracts [(b)(c)]:							
Actively quoted prices	$ (4)	$—	$—	$—	$—	$—	$ (4)
Prices provided by external sources	(172)	272	74	—	—	—	174
Prices based on model or other valuation methods	(25)	(4)	(7)	—	—	—	(36)
Total	$(201)	$268	$ 67	$—	$—	$—	$134

(a) Mark-to-market gains and losses on contracts that qualify as cash flow hedges are recorded in OCI.

(b) Mark-to-market gains and losses on other non-trading hedge and trading derivative contracts that do not qualify as cash flow hedges are recorded in results of operations.

(c) Amounts are shown net of collateral paid to and received from counterparties and offset against mark-to-market assets and liabilities of $947 million at December 31, 2009.

Generation

	Maturities Within						
	2010	2011	2012	2013	2014	2015 and Beyond	Total Fair Value
Normal Operations, qualifying cash flow hedge contracts [(a)(c)]:							
Prices provided by external sources	$ 379	$225	$ 59	$ 4	$ 1	$—	$ 668
Prices based on model or other valuation methods	302	313	271	81	—	—	967
Total	$ 681	$538	$330	$ 85	$ 1	$—	$1,635
Normal Operations, other derivative contracts [(b)(c)]:							
Actively quoted prices	$ (4)	$—	$—	$—	$—	$—	$ (4)
Prices provided by external sources	(172)	272	74	—	—	—	174
Prices based on model or other valuation methods	(25)	(4)	(7)	—	—	—	(36)
Total	$(201)	$268	$ 67	$—	$—	$—	$ 134

(a) Mark-to-market gains and losses on contracts that qualify as cash flow hedges are recorded in OCI. Includes $971 million gain associated with the five-year financial swap with ComEd and $2 million related to the fair value of the PECO block contracts.
(b) Mark-to-market gains and losses on other non-trading hedge and trading derivative contracts that do not qualify as cash flow hedges are recorded in results of operations.
(c) Amounts are shown net of collateral paid to and received from counterparties and offset against mark-to-market assets and liabilities of $947 million at December 31, 2009.

ComEd

	Maturities Within						
	2010	2011	2012	2013	2014	2015 and Beyond	Total Fair Value
Prices based on model or other valuation methods [(a)]	$302	$311	$272	$86	$—	$—	$971

(a) Represents ComEd's net liabilities associated with the five-year financial swap with Generation.

PECO

	Maturities Within						
	2010	2011	2012	2013	2014	2015 and Beyond	Total Fair Value
Prices based on model or other valuation methods [(a)]	$—	$4	$—	$—	$—	$—	$4

(a) Represents PECO's net liabilities associated with its block contracts executed under its DSP Program. Includes $2 million related to the fair value of PECO's block contracts with Generation.

Cash Flow Hedges

The table below provides details of effective cash flow hedges included in the balance sheet as of December 31, 2009. The data in the table gives an indication of the magnitude of the hedges Generation has in place; however, since not all hedges are recorded in OCI, the table does not provide an all-encompassing picture of Generation's hedges. The table also includes a rollforward of accumulated OCI related to cash flow hedges from January 1, 2008 to December 31, 2009, providing insight into the drivers of the changes (new hedges entered into during the period and changes in the value of existing hedges).

		Total Cash Flow Hedge OCI Activity, Net of Income Tax	
		Generation	Exelon
	Income Statement Location	Energy Related Hedges	Total Cash Flow Hedges
Accumulated OCI derivative loss at January 1, 2008		$ (548)[(a)]	$(292)
Effective portion of changes in fair value		1,101[(b)]	567
Reclassifications from accumulated OCI to net income	Operating Revenue	328[(c)]	314
Ineffective portion recognized in income	Purchased Power	(26)	(26)
Accumulated OCI derivative gain at December 31, 2008		$ 855[(a)]	$ 563
Effective portion of changes in fair value		1,227[(b)]	757
Reclassifications from accumulated OCI to net income	Operating Revenue	(939)[(c)]	(778)
Ineffective portion recognized in income	Purchased Power	9	9
Accumulated OCI derivative gain at December 31, 2009		$ 1,152[(a),(d)]	$ 551

(a) Includes $585 million gain, $275 million gain and $275 million loss, net of taxes, related to the fair value of the five-year financial swap contract with ComEd for the years ended December 31, 2009, 2008, and 2007, respectively, and $1 million of gains, net of taxes, related to the fair value of the block contracts with PECO for the year ended December 31, 2009.

(b) Includes $471 million and $535 million gains, net of taxes, of the effective portion of changes in fair value of the five-year financial swap contract with ComEd for the years ended December 31, 2009 and 2008, respectively, and $1 million of gain, net of taxes, of the effective portion of changes in fair value of the block contracts with PECO for the year ended December 31, 2009.

(c) Includes $161 million loss and $15 million gain, net of taxes, of reclassifications from accumulated OCI to net income related to the settlements of the five-year financial swap contract with ComEd for the years ended December 31, 2009 and 2008, respectively.

(d) Excludes $5 million gain, net of taxes, related to interest rate swaps settled for the year ended December 31, 2009. See Note 9 of the Combined Notes to Consolidated Financial Statements for further information.

Credit Risk (Exelon, Generation, ComEd and PECO)

Generation

In September 2006, Generation participated in and won portions of the ComEd and Ameren electricity supply auctions. Beginning in 2007 and as a result of the auctions, Generation's sales to counterparties other than ComEd and PECO increased due to the expiration of the PPA with ComEd on December 31, 2006. Illinois Settlement Legislation passed during 2007 established a new procurement process in place of the procurement auctions. Generation participated in the 2008 ComEd RFP procurement process and will continue to have credit risk in connection with contracts for sale of electricity resulting from the ICC-approved competitive procurement process. Generation has credit risk associated with counterparty performance on energy contracts which includes, but is not limited to, the risk of financial default or slow payment. Therefore, Generation's credit risk profile has changed based on the credit worthiness of the new and existing counterparties, including ComEd and Ameren. For additional information on the Illinois auction and the various regulatory proceedings, see Note 2 of the Combined Notes to Consolidated Financial Statements.

Generation enters into enabling agreements that allow for payment netting with its counterparties, which reduces Generation's exposure to counterparty risk by providing for the offset of amounts payable to the counterparty against amounts receivable from the counterparty. Typically, each enabling agreement is for a specific commodity and so, with respect to each individual counterparty, netting is limited to transactions involving that specific commodity product, except where master netting agreements exist with a counterparty that allows for cross product netting. In addition to payment netting language in the enabling agreement, the credit department establishes margining thresholds and collateral requirements for each counterparty, which are defined in each contract. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including leverage, liquidity, profitability, credit ratings and risk management capabilities. To the extent that a counterparty's margining thresholds are exceeded, the counterparty is required to post collateral with Generation as specified in each enabling agreement. The credit department monitors current and forward credit exposure to counterparties and their affiliates, both on an individual and an aggregate basis. See the Collateral section below for additional information.

The following tables provide information on Generation's credit exposure for all derivative instruments, normal purchase normal sales agreements and applicable payables and receivables, net of collateral and instruments that are subject to master netting agreements, as of December 31, 2009. The tables further delineate that exposure by credit rating of the counterparties and provide guidance on the concentration of credit risk to individual counterparties and an indication of the maturity of a company's credit risk by credit rating of the counterparties. The figures in the tables below do not include credit risk exposure from uranium procurement contracts or exposure through RTOs, ISOs and NYMEX and ICE commodity exchanges, which are discussed below. Additionally, the figures in the tables below do not include exposures with affiliates, including net receivables with ComEd and PECO of $123 million and $174 million, respectively. See Note 21 of the Combined Notes to Consolidated Financial Statements for further information.

Rating as of December 31, 2009	Total Exposure Before Credit Collateral	Credit Collateral	Net Exposure	Number of Counterparties Greater than 10% of Net Exposure	Net Exposure of Counterparties Greater than 10% of Net Exposure
Investment grade	$1,183	$464	$719	1	$ 76
Non-investment grade	15	5	10	—	—
No external ratings					
Internally rated—investment grade	34	5	29	—	—
Internally rated—non-investment grade	1	1	—	—	—
Total	$1,233	$475	$758	1	$ 76

Rating as of December 31, 2009	Maturity of Credit Risk Exposure: Less than 2 Years	2-5 Years	Exposure Greater than 5 Years	Total Exposure Before Credit Collateral
Investment grade	$1,071	$112	$—	$1,183
Non-investment grade	15	—	—	15
No external ratings				
Internally rated—investment grade	22	12	—	34
Internally rated—non-investment grade	1	—	—	1
Total	$1,109	$124	$—	$1,233

Net Credit Exposure by Type of Counterparty	As of December 31, 2009
Financial institutions	$259
Investor-owned utilities, marketers and power producers	431
Other	68
Total	$758

ComEd

Credit risk for ComEd is managed by credit and collection policies, which are consistent with state regulatory requirements. ComEd is currently obligated to provide service to all electric customers within its franchised territory. ComEd records a provision for uncollectible accounts, based upon historical experience, to provide for the potential loss from nonpayment by these customers. ComEd will monitor nonpayment from customers and will make any necessary adjustments to the provision for uncollectible accounts. In February 2010, the ICC approved ComEd's tariffs to adjust rates annually through a rider mechanism to reflect increases or decreases in annual uncollectible accounts expense. The Illinois Settlement Legislation prohibits utilities, including ComEd, from terminating electric service to a residential electric space heat customer due to nonpayment between December 1 of any year through March 1 of the following year. ComEd's ability to disconnect non space-heating residential customers is also impacted by certain weather restrictions, at any time of year, under the Illinois Public Utilities Act. ComEd will monitor the impact of its disconnection practices and will make any necessary adjustments to the provision for uncollectible accounts. ComEd did not have any customers representing over 10% of its revenues as of December 31, 2009. See Note 2 of the Combined Notes to the Consolidated Financial Statements for additional information regarding ComEd's recently approved tariffs to adjust rates annually through a rider mechanism to reflect increases or decreases in annual uncollectible accounts expense.

ComEd's power procurement contracts provide suppliers with a certain amount of unsecured credit. The credit position is based on the price of energy in the spot market compared to the benchmark prices. The benchmark prices are the future prices of energy projected through the contract term and are set at the point of contract execution. If the price of energy in the spot market exceeds the benchmark price, the suppliers are required to post collateral for the secured credit portion. The unsecured credit used by the suppliers represents ComEd's credit exposure. As of December 31, 2009, ComEd's credit exposure to energy suppliers was immaterial and did not exceed the unsecured levels allowed by contract.

PECO

Credit risk for PECO is managed by credit and collection policies, which are consistent with state regulatory requirements. PECO is currently obligated to provide service to all retail electric customers within its franchised territory. PECO records a provision for uncollectible accounts, primarily based upon historical experience, to provide for the potential loss from nonpayment by these customers. In accordance with PAPUC regulations, after November 30 and before April 1, an electric distribution utility or natural gas distribution utility shall not terminate service to customers with household incomes at or below 250% of the Federal poverty level. PECO's provision for uncollectible accounts will continue to be affected by changes in prices as well as changes in PAPUC regulations. PECO did not have any customers representing over 10% of its revenues as of December 31, 2009.

PECO has a PPA with Generation under which Generation has agreed to supply PECO with all of PECO's electric supply needs through 2010. Generation supplies electricity to PECO from its portfolio of generation assets, PPAs and other market sources at prices that are currently below current market prices. The price for this electricity is essentially equal to the energy revenues earned from customers as specified by PECO's 1998 restructuring settlement mandated by the Competition Act. As noted under PART 1. ITEM 1A. Risk Factors in Exelon's 2009 Form 10-K, PECO could be negatively affected if Generation could not perform under the PPA.

PECO's supplier master agreements that govern the terms of its DSP Program contracts, which define a supplier's performance assurance requirements, allow a supplier to meet its credit requirements with a certain amount of unsecured credit. The amount of unsecured credit is determined based on the supplier's lowest credit rating from S&P, Fitch or Moody's and the supplier's tangible net worth. The credit position is based on the initial market price, which is the forward price of energy on the day a transaction is executed, compared to the current forward price curve for energy. If the forward price curve for energy exceeds the initial market price, the supplier is required to post collateral to the extent the credit exposure is greater than the supplier's unsecured credit limit. As of December 31, 2009, PECO's credit exposure to suppliers under its electric procurement contracts was immaterial and did not exceed unsecured levels allowed by the supplier master agreements. As of December 31, 2009, PECO had no net credit exposure to energy suppliers.

PECO does not obtain collateral from suppliers under its natural gas supply and management agreements. As of December 31, 2009, PECO had credit exposure of $13 million under its natural gas supply and management contracts.

Collateral (Generation, ComEd and PECO)

Generation

As part of the normal course of business, Generation routinely enters into physical or financial contracts for the purchase and sale of electricity, fossil fuel and other commodities. These contracts either contain express provisions or otherwise permit Generation and its counterparties to demand adequate assurance of future performance when there are reasonable grounds for doing so. In accordance with the contracts and applicable law, if Generation is downgraded by a credit rating agency, especially if such downgrade is to a level below investment grade, it is possible that a counterparty would attempt to rely on such a downgrade as a basis for making a demand for adequate assurance of future performance. Depending on Generation's net position with a counterparty, the demand could be for the posting of collateral. In the absence of expressly agreed-to provisions that specify the collateral that must be provided, the obligation to supply the collateral requested will be a function of the facts and circumstances of the situation at the time of the demand. If Generation can reasonably claim that it is willing and financially able to perform its obligations, it may be possible to successfully argue that no collateral should be posted or that only an amount equal to two or three months of future payments should be sufficient.

Generation sells output through bilateral contracts. The bilateral contracts are subject to credit risk, which relates to the ability of counterparties to meet their contractual payment obligations. Any failure to collect these payments from counterparties could have a material impact on Exelon's and Generation's results of operations, cash flows and financial position. As market prices rise above contracted price levels, Generation is required to post collateral with purchasers; as market prices fall below contracted price levels, counterparties are required to post collateral with Generation. In order to post collateral, Exelon depends on access to bank credit lines which serve as liquidity sources to fund collateral requirements. Since the banking industry issues started to surface in mid-2007, credit markets have tightened. Exelon will be required to renew most of its credit facilities in the 2011-2012 timeframe. The cost and availability to renew may be substantially different than when Exelon originally negotiated the existing liquidity facilities.

As of December 31, 2009, Generation was holding $965 million of cash collateral deposits received from counterparties and Generation had sent $12 million of cash collateral to counterparties. Net cash collateral deposits received of $947 million were offset against mark-to-market assets and liabilities. As of December 31, 2009, $6 million of cash collateral received was not offset against net mark-to-market assets and liabilities. As of December 31, 2008, Generation was holding $758 million of cash collateral deposits received from counterparties, of which $753 million was offset against mark-to-market assets and liabilities. As of December 31, 2008, $5 million of cash collateral received was not offset against net mark-to-market assets and liabilities. See Note 18 of the Combined Notes to Consolidated Financial Statements for information regarding the letters of credit supporting the cash collateral.

ComEd

Beginning in 2007, under the Illinois auction rules and the SFCs that Generation and other suppliers entered into with ComEd, collateral postings will be one-sided from Generation and the other suppliers only. Therefore, if market prices fall below ComEd's benchmark price levels, ComEd is not required to post collateral; however, if market prices rise above the benchmark price levels with ComEd, Generation and the other suppliers may be required to post collateral once certain unsecured credit limits are exceeded. Under the terms of the 5-year financial swap contract with ComEd, there are no immediate collateral provisions on either party. However, the swap contract also provides that: (1) if ComEd is downgraded below investment grade by Moody's or S&P, or (2) if Generation is downgraded below investment grade by Moody's or S&P, collateral postings would be required by the applicable party depending on how market prices compare to the benchmark price levels. Under the terms of the financial swap contract, collateral postings will never exceed $200 million from either ComEd or Generation. As of December 31, 2009, there was no cash collateral or letters of credit posted between any suppliers, including Generation, and ComEd associated with the SFCs.

Illinois Settlement Legislation passed during 2007 established a new procurement process in place of the procurement auctions. Beginning in June 2009, under the terms of ComEd's standard block energy contracts, collateral postings are only required from the supplier, including Generation, should exposures between market prices and benchmark prices exceed unsecured credit limits outlined in the agreement. The terms of ComEd's procurement contracts provide that collateral requirements of the suppliers are affected by their security ratings. As stipulated in the Illinois Settlement Legislation as well as the ICC-approved procurement tariff, ComEd is permitted to recover its costs of procuring power and energy plus any prudent costs that a utility incurs in arranging and providing for the supply of electric power and energy. Thus all costs associated with collateral postings are recoverable from retail customers through ComEd's procurement tariff. See Note 8 of the Combined Notes to Consolidated Financial Statements for further information.

PECO

If PECO lost its investment grade credit rating as of December 31, 2009, it would have been required to provide collateral of $5 million pursuant to PJM's credit policy.

PECO's supplier master agreements that govern the terms of its DSP program contracts do not contain provisions that would require PECO to post collateral.

PECO's natural gas procurement contracts contain provisions that require PECO to post collateral. This collateral may be posted in the form of cash or credit support with threshold's contingent upon PECO's credit rating from Moody's and S&P. The collateral and credit support requirements vary by contract and by counterparty. As of December 31, 2009, PECO was not required to post any additional collateral for any of these agreements. If PECO lost its investment grade credit rating as of December 31, 2009, PECO could have been required to provide collateral of approximately $49 million related to its natural gas procurement contracts, which is well within its current available credit facility capacity of $564 million.

RTOs and ISOs.

Generation, ComEd and PECO participate in all, or some, of the established, real-time energy markets that are administered by PJM, ISO-NE, New York ISO, MISO, Southwest Power Pool, Inc. and the ERCOT. In these areas, power is traded through bilateral agreements between buyers and sellers and on the spot markets that are operated by the RTOs or ISOs, as applicable. In areas where there is no spot market, electricity is purchased and sold solely through bilateral agreements. For sales into the spot markets administered by an RTO or ISO, the RTO or ISO maintains financial assurance policies that are established and enforced by those administrators. The credit policies of the RTOs and ISOs may under certain circumstances require that losses arising from the default of one member on spot market transactions be shared by the remaining participants. Non-performance or non-payment by a major counterparty could result in a material adverse impact on the Registrants' results of operations, cash flows and financial positions.

Exchange Traded Transactions.

Generation enters into commodity transactions on NYMEX and ICE. The NYMEX and ICE clearinghouse acts as the counterparty to each trade. Transactions on the NYMEX and ICE must adhere to comprehensive collateral and margining requirements. As a result, transactions on NYMEX and ICE are significantly collateralized and have limited counterparty credit risk.

Generation and PECO

Fuel Procurement. Generation procures coal through annual, short-term and spot-market purchases and natural gas through annual, monthly and spot-market purchases. Nuclear fuel assemblies are obtained through long-term contracts for uranium concentrates and long-term contracts for conversion services, enrichment services and fuel fabrication services. The supply markets for coal, natural gas, uranium concentrates and certain nuclear fuel services are subject to price fluctuations and availability restrictions. Supply market conditions may make Generation's procurement contracts subject to credit risk related to the potential non-performance of counterparties to deliver the contracted commodity or service at the contracted prices. Approximately 56% of Generation's uranium concentrate requirements from 2010 through 2014 are supplied by three producers. In the event of non-performance by these or other suppliers, Generation believes that replacement uranium concentrates can be obtained, although at prices that may be unfavorable when compared to the prices under the current supply agreements. Non-performance by these counterparties could have a material impact on Exelon's and Generation's results of operations, cash flows and financial positions. See Note 18 of the Combined Notes to Consolidated Financial Statements for additional information regarding uranium and coal supply agreement matters.

PECO procures natural gas from suppliers under both short-term and long-term contracts. PECO's natural gas procurement plan is reviewed and approved annually on a prospective basis by the PAPUC. PECO's counterparty credit risk under its natural gas supply agreements is mitigated by its ability to recover its natural gas costs through the PAPUC PGC that allows PECO to adjust rates quarterly to reflect realized natural gas prices.

Exelon

Exelon's consolidated balance sheets, as of December 31, 2009, included a $602 million net investment in direct financing leases. The investment in direct financing leases represents the estimated residual value of leased assets at the end of the respective lease terms of $1.5 billion, less unearned income of $890 million. The lease agreements provide the lessees with fixed purchase options at the end of the lease terms. If the lessees do not exercise the fixed purchase options, Exelon has the ability to require the lessees to return the leasehold interests or to arrange a service contract with a third party for a period following the lease term. If Exelon chooses the service contract option, the leasehold interests will be returned to Exelon at the end of the term of the service contract. In any event, Exelon will be subject to residual value risk if the lessees do not exercise the fixed purchase options. Lessee performance under the lease agreements is supported by collateral and credit enhancement measures including letters of credit, surety bonds and credit swaps. Management regularly evaluates the credit worthiness of Exelon's counterparties to these direct financing leases. During 2008 and 2009, the entity providing the credit enhancement for one of the lessees did not meet the credit rating requirements of the lease. Consequently, Exelon has indefinitely extended a waiver and reduction of the rating requirement, which Exelon may terminate by giving 90 days notice to the lessee.

Interest-Rate Risk (Exelon, Generation and ComEd)

The Registrants use a combination of fixed-rate and variable-rate debt to manage interest-rate exposure. The Registrants may also use interest rate swaps when deemed appropriate to adjust exposure based upon market conditions. Additionally, the Registrants may use forward-starting interest rate swaps and treasury rate locks to lock in interest-rate levels in anticipation of future financings.

These strategies are employed to achieve a lower cost of capital. At December 31, 2009, Exelon had $100 million of notional amounts of fair value hedges outstanding. A hypothetical 10% increase in the interest rates associated with variable-rate debt would result in less than a $1 million decrease in Exelon's, Generation's and ComEd's pre-tax earnings for the year ended December 31, 2009. This calculation holds all other variables constant and assumes only the discussed changes in interest rates.

Equity Price Risk (Exelon and Generation)

Exelon and Generation maintain trust funds, as required by the NRC, to fund certain costs of decommissioning Generation's nuclear plants. As of December 31, 2009, Generation's decommissioning trust funds are reflected at fair value on its Consolidated Balance Sheets. The mix of securities in the trust funds is designed to provide returns to be used to fund decommissioning and to compensate Generation for inflationary increases in decommissioning costs; however, the equity securities in the trust funds are exposed to price fluctuations in equity markets, and the value of fixed-rate, fixed-income securities are exposed to changes in interest rates. Generation actively monitors the investment performance of the trust funds and periodically reviews asset allocation in accordance with Generation's NDT fund investment policy. A hypothetical 10% increase in interest rates and decrease in equity prices would result in a $412 million reduction in the fair value of the trust assets. This calculation holds all other variables constant and assumes only the discussed changes in interest rates and equity prices. See Management's Discussion and Analysis of Financial Condition and Results of Operations, for further discussion of equity price risk as a result of the current capital and credit market conditions.

CERTIFICATIONS

The CEO of Exelon has made the required annual certifications for 2009 to the New York Stock Exchange that Exelon is in compliance with the listing standards of the exchange. The CEO and CFO have filed with the SEC all required certifications under section 302 of the Sarbanes-Oxley Act of 2002. These certifications are filed as Exhibits 31-1 and 31-2 to Exelon's 2009 Form 10-K.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

The management of Exelon Corporation (Exelon) is responsible for establishing and maintaining adequate internal control over financial reporting. Exelon's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Exelon's management conducted an assessment of the effectiveness of Exelon's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Exelon's management concluded that, as of December 31, 2009, Exelon's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on the next page of this Financial Information supplement.

February 5, 2010

Report of Independent Registered Public Accounting Firm

To The Shareholders and the Board of Directors of Exelon Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Exelon Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, Exelon Corporation changed its method of accounting for nuclear decommissioning trust fund investments as of January 1, 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Chicago, Illinois
February 5, 2010

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Operations

(In millions, except per share data)	For the Years Ended December 31, 2009	2008	2007
Operating revenues	$17,318	$18,859	$18,916
Operating expenses			
Purchased power	3,215	4,270	5,282
Fuel	2,066	2,312	2,360
Operating and maintenance	4,612	4,538	4,289
Operating and maintenance for regulatory required programs	63	28	—
Depreciation and amortization	1,834	1,634	1,520
Taxes other than income	778	778	797
Total operating expenses	12,568	13,560	14,248
Operating income	4,750	5,299	4,668
Other income and deductions			
Interest expense, net	(654)	(699)	(647)
Interest expense to affiliates, net	(77)	(133)	(203)
Equity in losses of unconsolidated affiliates and investments	(27)	(26)	(106)
Other, net	426	(407)	460
Total other income and deductions	(332)	(1,265)	(496)
Income from continuing operations before income taxes	4,418	4,034	4,172
Income taxes	1,712	1,317	1,446
Income from continuing operations	2,706	2,717	2,726
Discontinued operations			
Income (loss) from discontinued operations (net of taxes of $0, $1 and $3, respectively)	1	(1)	6
Gain on disposal of discontinued operations (net of taxes of $0, $14 and $2, respectively)	—	21	4
Income from discontinued operations, net	1	20	10
Net income	$ 2,707	$ 2,737	$ 2,736
Average shares of common stock outstanding:			
Basic	659	658	670
Diluted	662	662	676
Earnings per average common share—basic:			
Income from continuing operations	$ 4.10	$ 4.13	$ 4.06
Income from discontinued operations	—	0.03	0.02
Net income	$ 4.10	$ 4.16	$ 4.08
Earnings per average common share—diluted:			
Income from continuing operations	$ 4.09	$ 4.10	$ 4.03
Income from discontinued operations	—	0.03	0.02
Net income	$ 4.09	$ 4.13	$ 4.05
Dividends per common share	$ 2.10	$ 2.03	$ 1.76

See the Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Cash Flows

(In millions)	For the Years Ended December 31, 2009	2008	2007
Cash flows from operating activities			
Net income	$ 2,707	$ 2,737	$ 2,736
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortization and accretion, including nuclear fuel amortization	2,601	2,308	2,183
Impairment of long-lived assets	223	—	—
Deferred income taxes and amortization of investment tax credits	756	374	(104)
Net fair value changes related to derivatives	(95)	(515)	102
Net realized and unrealized (gains) losses on nuclear decommissioning trust fund investments	(207)	363	(70)
Other non-cash operating activities	652	870	734
Changes in assets and liabilities:			
Accounts receivable	234	67	(585)
Inventories	51	(109)	9
Accounts payable, accrued expenses and other current liabilities	(254)	(44)	146
Option premiums (paid) received, net	(40)	(124)	27
Counterparty collateral received (posted), net	196	1,027	(516)
Income taxes	(29)	(38)	160
Pension and non-pension postretirement benefit contributions	(588)	(230)	(204)
Other assets and liabilities	(113)	(135)	(122)
Net cash flows provided by operating activities	6,094	6,551	4,496
Cash flows from investing activities			
Capital expenditures	(3,273)	(3,117)	(2,674)
Proceeds from nuclear decommissioning trust fund sales	22,905	17,202	7,312
Investment in nuclear decommissioning trust funds	(23,144)	(17,487)	(7,527)
Proceeds from sales of investments	41	—	95
Purchases of investments	(28)	—	—
Change in restricted cash	35	29	(45)
Other investing activities	6	(5)	(70)
Net cash flows used in investing activities	(3,458)	(3,378)	(2,909)
Cash flows from financing activities			
Changes in short-term debt	(56)	(405)	311
Issuance of long-term debt	1,987	2,265	1,621
Retirement of long-term debt	(1,773)	(1,398)	(262)
Retirement of long-term debt to financing affiliates	(709)	(1,038)	(1,020)
Dividends paid on common stock	(1,385)	(1,335)	(1,180)
Proceeds from employee stock plans	42	130	215
Purchase of treasury stock	—	(436)	(1,208)
Purchase of forward contract in relation to certain treasury stock	—	(64)	(79)
Other financing activities	(3)	68	102
Net cash flows used in financing activities	(1,897)	(2,213)	(1,500)
Increase in cash and cash equivalents	739	960	87
Cash and cash equivalents at beginning of period	1,271	311	224
Cash and cash equivalents at end of period	$ 2,010	$ 1,271	$ 311

See the Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Balance Sheets

(In millions)	December 31, 2009	December 31, 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,010	$ 1,271
Restricted cash and investments	40	75
Accounts receivable, net		
Customer	1,563	1,928
Other	486	324
Mark-to-market derivative assets	376	480
Inventories, net		
Fossil fuel	198	315
Materials and supplies	559	528
Other	209	209
Total current assets	5,441	5,130
Property, plant and equipment, net	27,341	25,813
Deferred debits and other assets		
Regulatory assets	4,872	5,940
Nuclear decommissioning trust funds	6,669	5,500
Investments	704	670
Investments in affiliates	20	45
Goodwill	2,625	2,625
Mark-to-market derivative assets	649	679
Other	859	1,144
Total deferred debits and other assets	16,398	16,603
Total assets	$49,180	$47,546

See the Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Balance Sheets

(In millions)	December 31, 2009	December 31, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term borrowings	$ 155	$ 211
Long-term debt due within one year	639	29
Long-term debt to PECO Energy Transition Trust due within one year	415	319
Accounts payable	1,345	1,416
Mark-to-market derivative liabilities	198	212
Accrued expenses	923	1,151
Deferred income taxes	152	77
Other	411	396
Total current liabilities	4,238	3,811
Long-term debt	10,995	11,397
Long-term debt to PECO Energy Transition Trust	—	805
Long-term debt to other financing trusts	390	390
Deferred credits and other liabilities		
Deferred income taxes and unamortized investment tax credits	5,750	4,939
Asset retirement obligations	3,434	3,734
Pension obligations	3,625	4,111
Non-pension postretirement benefit obligations	2,180	2,255
Spent nuclear fuel obligation	1,017	1,015
Regulatory liabilities	3,492	2,520
Mark-to-market derivative liabilities	23	23
Other	1,309	1,412
Total deferred credits and other liabilities	20,830	20,009
Total liabilities	36,453	36,412
Commitments and contingencies		
Preferred securities of subsidiary	87	87
Shareholders' equity		
Common stock (No par value, 2,000 shares authorized, 660 and 658 shares outstanding at December 31, 2009 and December 31, 2008, respectively)	8,923	8,816
Treasury stock, at cost (35 and 35 shares held at December 31, 2009 and December 31, 2008, respectively)	(2,328)	(2,338)
Retained earnings	8,134	6,820
Accumulated other comprehensive loss, net	(2,089)	(2,251)
Total shareholders' equity	12,640	11,047
Total liabilities and shareholders' equity	$49,180	$47,546

See the Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Changes in Shareholders' Equity

(In millions, shares in thousands)	Issued Shares	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2006	682,474	$8,314	$ (630)	$ 3,426	$(1,103)	$10,007
Net income	—	—	—	2,736	—	2,736
Long-term incentive plan activity	6,455	328	—	—	—	328
Employee stock purchase plan issuances	254	16	—	—	—	16
Common stock purchases	—	(79)	(1,208)	—	—	(1,287)
Common stock dividends	—	—	—	(1,219)	—	(1,219)
Adoption of accounting for uncertain tax positions	—	—	—	(13)	—	(13)
Other comprehensive loss, net of income taxes of $(290)	—	—	—	—	(431)	(431)
Balance, December 31, 2007	689,183	$8,579	$(1,838)	$ 4,930	$(1,534)	$10,137
Net income	—	—	—	2,737	—	2,737
Long-term incentive plan activity	3,452	217	—	—	—	217
Employee stock purchase plan issuances	318	19	—	—	—	19
Common stock purchases	—	1	(500)	—	—	(499)
Common stock dividends	—	—	—	(1,007)	—	(1,007)
Adoption of the fair value option for financial assets and liabilities, net of income taxes of $286	—	—	—	160	(160)	—
Other comprehensive loss, net of income taxes of $(354)	—	—	—	—	(557)	(557)
Balance, December 31, 2008	692,953	$8,816	$(2,338)	$ 6,820	$(2,251)	$11,047
Net income	—	—	—	2,707	—	2,707
Long-term incentive plan activity	1,612	107	10	(5)	—	112
Common stock dividends	—	—	—	(1,388)	—	(1,388)
Other comprehensive income, net of income taxes of $119	—	—	—	—	162	162
Balance, December 31, 2009	694,565	$8,923	$(2,328)	$ 8,134	$(2,089)	$12,640

See the Combined Notes to Consolidated Financial Statements

Exelon Corporation and Subsidiary Companies

Consolidated Statements of Comprehensive Income

(In millions)	For the Years Ended December 31, 2009	2008	2007
Net Income	$2,707	$ 2,737	$2,736
Other comprehensive income (loss)			
Pension and non-pension postretirement benefit plans:			
Prior service benefit reclassified to periodic cost, net of income taxes of $(6), $(6) and $(4), respectively	(13)	(9)	(9)
Actuarial loss reclassified to periodic cost, net of income taxes of $74, $52 and $57, respectively	93	60	74
Transition obligation reclassified to periodic cost, net of income taxes of $2, $2 and $2, respectively	3	3	3
Pension and non-pension postretirement benefit plan valuation adjustment, net of income taxes of $47, $(959) and $1, respectively	86	(1,459)	19
Change in unrealized gain (loss) on cash flow hedges, net of income taxes of $(2), $563 and $(345), respectively	(12)	855	(513)
Change in unrealized gain (loss) on marketable securities, net of income taxes of $3, $(6) and $(1), respectively	5	(7)	(5)
Other comprehensive (loss) income	162	(557)	(431)
Comprehensive income	$2,869	$ 2,180	$2,305

See the Combined Notes to Consolidated Financial Statements

Combined Notes to Consolidated Financial Statements
(Dollars in millions, except per share data unless otherwise noted)

1. Significant Accounting Policies

Description of Business

Exelon is a utility services holding company engaged, through its subsidiaries, in the generation and energy delivery businesses discussed below. The generation business consists of the electric generating facilities, the wholesale energy marketing operations and competitive retail supply operations of Generation. The energy delivery businesses include the purchase and regulated retail sale of electricity and the provision of transmission and distribution services by ComEd in northern Illinois, including the City of Chicago, and by PECO in southeastern Pennsylvania, including the City of Philadelphia, and the purchase and regulated retail sale of natural gas and the provision of distribution services by PECO in the Pennsylvania counties surrounding the City of Philadelphia.

Basis of Presentation

Through its business services subsidiary, BSC, Exelon provides its subsidiaries with a variety of support services at cost, including legal, human resources, financial, information technology and supply management services. The costs of BSC, including support services, are directly charged or allocated to the applicable subsidiaries using a cost-causative allocation method. Corporate governance type costs that cannot be directly assigned are allocated based on a Modified Massachusetts formula, which is a method that utilizes a combination of gross revenues, total assets and direct labor costs for the allocation base. The results of Exelon's corporate operations are presented as "Other" within the consolidated financial statements and include intercompany eliminations unless otherwise disclosed.

Exelon owns 100% of all of its significant consolidated subsidiaries, either directly or indirectly, except for ComEd, of which Exelon owns more than 99%, and PECO, of which Exelon owns 100% of the common stock but none of PECO's preferred securities. Exelon has reflected the third-party interests in ComEd, which totaled less than $1 million at December 31, 2009 and December 31, 2008 as equity and PECO's preferred securities as preferred securities of subsidiaries in its consolidated financial statements.

Generation owns 100% of all of its significant consolidated subsidiaries, either directly or indirectly, except for Exelon SHC, Inc., of which Generation owns 99% and the remaining 1% is indirectly owned by Exelon, which is eliminated in Exelon's consolidated financial statements. AmerGen, a wholly owned subsidiary of Generation through January 8, 2009, owned and operated the Clinton, Three Mile Island (TMI) Unit No. 1 and Oyster Creek generating stations. Effective January 8, 2009, AmerGen was merged into Generation, and Generation now holds the operating licenses for Clinton, TMI and Oyster Creek and owns and operates those plants.

Each of Generation's, ComEd's and PECO's consolidated financial statements includes the accounts of their subsidiaries. All intercompany transactions have been eliminated.

Certain prior year amounts in Exelon's, Generation's and ComEd's Consolidated Statements of Cash Flows, in Exelon's and ComEd's Consolidated Statements of Operations and in Exelon's and Generation's Consolidated Balance Sheets have been reclassified between line items for comparative purposes. The reclassifications did not affect net income or cash flows from operating activities of the Registrants. See Note 8—Derivative Financial Instruments for further discussion of the reclassifications to Exelon's and Generation's Consolidated Balance Sheets. The Registrants performed an evaluation of subsequent events for the accompanying financial statements and notes included in Financial Statements and Supplementary Data of this Financial Information supplement through February 5, 2010, the date this Report was issued, to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the financial statements as of December 31, 2009.

Use of Estimates

The preparation of financial statements of each of the Registrants in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the accounting for nuclear decommissioning costs and other AROs, pension and other postretirement benefits, inventory reserves, allowance for uncollectible accounts, goodwill and asset impairments, derivative instruments, fixed asset depreciation, environmental costs, taxes and unbilled energy revenues.

Accounting for the Effects of Regulation

Exelon, ComEd and PECO account for their regulated operations in accordance with accounting policies prescribed by the regulatory authorities having jurisdiction, principally the ICC and the PAPUC under state public utility laws and the FERC under various Federal laws. Exelon, ComEd and PECO apply the authoritative guidance for accounting for certain types of regulation, which requires ComEd and PECO to record in their consolidated financial statements the effects of rate regulation for utility operations that meet the following criteria: (1) third-party regulation of rates; (2) cost-based rates; and (3) a reasonable expectation that all costs will be recoverable from customers through rates. Exelon believes that it is probable that its currently recorded regulatory assets and liabilities will be recovered in future rates. However, Exelon, ComEd and PECO continue to evaluate their respective abilities to apply the authoritative guidance for accounting for certain types of regulation, including consideration of current events in their respective regulatory and political environments. If a separable portion of ComEd's or PECO's business was no longer able to meet the criteria discussed above, Exelon, ComEd and PECO would be required to eliminate from their consolidated financial statements the effects of regulation for that portion, which would have a material impact on their results of operations and financial positions. See Note 2—Regulatory Issues for additional information.

Segment Information

Exelon has three operating and reportable segments: Generation, ComEd and PECO. See Note 20—Segment Information for additional information regarding Exelon's segments. Generation, ComEd and PECO each represent a single reportable segment. PECO has two operating segments, electric and gas delivery, which are aggregated into one reportable segment primarily due to their similar economic characteristics and the regulatory environments in which they operate.

Variable Interest Entities

Exelon's consolidated financial statements include the accounts of entities in which Exelon has a controlling financial interest, other than certain financing trusts of ComEd and PECO, and Generation's and PECO's proportionate interests in jointly owned electric utility property, after the elimination of intercompany transactions. A controlling financial interest is evidenced by either a voting interest greater than 50% or a risk and rewards model that identifies Exelon or one of its subsidiaries as the primary beneficiary of the VIE. Investments and joint ventures in which Exelon does not have a controlling financial interest and certain financing trusts of ComEd and PECO are accounted for under the equity or cost method of accounting.

Generation's wholesale operations include the physical delivery and marketing of power obtained through its generating capacity, and long-, intermediate- and short-term contracts. Generation also has contracts to purchase fuel supplies for nuclear and fossil generation. These contracts and Generation's membership in NEIL are discussed in further detail in Generation's Note 18—Commitments and Contingencies. Generation has evaluated these contracts and determined that either, it has no variable interest in an entity, or where Generation does have a variable interest in an entity, it is not the primary beneficiary and, therefore, consolidation is not required.

Several of Generation's long-term PPAs have been determined to be operating leases that have no residual value guarantees, bargain purchase options or other provisions that would cause these operating leases to be variable interests. For contracts where Generation has a variable interest, Generation has considered which interest holder has the power to direct the activities that most significantly impact the economics of the VIE and thus be considered the primary beneficiary and required to consolidate the entity. The primary beneficiary must also have exposure to significant losses or the right to receive significant benefits from the VIE. In general, the most significant activity of the VIEs is the operation and maintenance of the facilities providing the power to direct the entities' activities. Facilities represent power plants, sources of uranium and fossil fuels, or plants used in the uranium conversion, enrichment and fabrication process. Generation does not have control over the operation and maintenance of the facilities considered VIEs and it does not bear operational risk of the facilities. Furthermore, Generation has no debt or equity investments in the entities, under the contracts Generation receives less than the majority of the output of the remaining expected useful life of the facilities, and Generation does not provide any other financial support through liquidity arrangements, guarantees or other commitments other than purchase commitments described in Generation's Note 18—Commitments and Contingencies. Upon consideration of these factors, Generation does not consider it to be the primary beneficiary of these VIEs.

Generation has aggregated its contracts with VIEs into two categories, energy commitments and fuel purchase obligations, based on the similar risk characteristics and significance to Generation. As of the balance sheet date, the carrying amount of assets and liabilities in Generation's Consolidated Balance Sheet that relate to its involvement with VIEs are predominately related to working capital accounts and generally represent the amounts owed by Generation for the deliveries associated with the current billing cycle under the contracts. Further, Generation has not provided or guaranteed any debt or equity support, liquidity arrangements, performance guarantees or other commitments associated with these contracts, so there is no significant potential exposure to loss as a result of its involvement with the VIEs.

The financing trust of ComEd, ComEd Financing III, and the financing trusts of PECO, namely PECO Trust III, PECO Trust IV and PETT, are not consolidated in Exelon's, ComEd's and PECO's financial statements. PETT was created for the sole purpose of issuing debt obligations to securitize intangible transition property of PECO; and the other entities were created to issue mandatorily redeemable trust preferred securities.

ComEd and PECO have concluded that they do not have a variable interest in ComEd Financing III, PECO Trust III or PECO Trust IV as each Registrant financed its equity interest in the financing trusts through the issuance of subordinated debt. PECO has concluded that it is not the primary beneficiary of PETT because investors in the trust's securities, not PECO, bear the majority of risk of loss related to those securities. See further discussion regarding the future consolidation of VIEs below under New Accounting Pronouncements.

ComEd and PECO, as the sponsors of the financing trusts are obligated to pay the operating expenses of the trusts. ComEd's and PECO's balance sheets include payable to affiliate amounts due to their respective financing trusts as well as investments in their respective trusts. See Note 21—Related-Party Transactions regarding information on the amounts recorded with respect to the financing trusts within the Consolidated Financial Statements.

The maximum exposure to loss as a result of PECO's involvement with PETT was $7 million at December 31, 2009 and $30 million at December 31, 2008. PECO's maximum exposure to loss is determined based on the current carrying value of investments made in PETT. PECO has not provided any non-contractually required financial support to PETT during the years ended December 31, 2009 and December 31, 2008. PECO had net undistributed losses of equity method investments related to PETT of $97 million and $73 million at December 31, 2009 and 2008, respectively.

Revenues

Operating Revenues. Operating revenues are recorded as service is rendered or energy is delivered to customers. At the end of each month, the Registrants accrue an estimate for the unbilled amount of energy delivered or services provided to customers. See Note 3—Accounts Receivable for further information.

RTOs and ISOs. In RTO and ISO markets that facilitate the dispatch of energy and energy-related products, Exelon and Generation report sales and purchases conducted on a net hourly basis in either revenues or purchased power on Exelon's and Generation's Consolidated Statements of Operations, the classification of which depends on the net hourly activity. ComEd nets its spot market purchases against its spot market sales on an hourly basis, with the result recorded in purchased power expense. In 2009 and 2008, ComEd recorded an immaterial amount associated with hours where it had net spot market sales. ComEd did not record any net spot market sales during 2007.

Option Contracts, Swaps, and Commodity Derivatives. Certain option contracts and swap arrangements that meet the definition of derivative instruments are recorded at fair value with subsequent changes in fair value recognized as revenue or expenses, unless hedge accounting is applied. Premiums received and paid on option contracts are recognized as revenue or expensed over the terms of the contracts. If the derivatives meet hedging criteria, changes in fair value are recorded in OCI. ComEd has not elected hedge accounting for its financial swap contract with Generation. Since ComEd is entitled to full recovery of the costs of the financial swap contract in rates, ComEd records the fair value of the swap as well as an offsetting regulatory asset or liability on its Consolidated Balance Sheets.

Trading Activities. Exelon and Generation account for their trading activities under the provisions of the authoritative guidance for accounting for contracts involved in energy trading and risk management activities, which requires revenue and energy costs related to energy trading contracts to be presented on a net basis in the income statement. Commodity derivatives used for trading purposes are accounted for using the mark-to-market method with unrealized gains and losses recognized in operating revenues.

Income Taxes

Deferred Federal and state income taxes are provided on all significant temporary differences between the book basis and the tax basis of assets and liabilities and for tax benefits carried forward. Investment tax credits previously utilized for income tax purposes have been deferred on the Registrants' Consolidated Balance Sheets and are recognized in book income over the life of the related property. The Registrants account for uncertain income tax positions using a benefit recognition model with a two-step approach, a more-likely-than-not recognition criterion and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement, in accordance with the authoritative guidance for accounting for uncertain tax positions. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit is recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. The Registrants recognize accrued interest related to unrecognized tax benefits in interest expense or interest income in other income and deductions on their Consolidated Statements of Operations.

Pursuant to the IRC and relevant state taxing authorities, Exelon and its subsidiaries file consolidated or combined income tax returns for Federal and certain state jurisdictions where allowed or required. See Note 10—Income Taxes for further information.

Taxes Directly Imposed on Revenue-Producing Transactions

Exelon, ComEd and PECO present any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on a gross (included in revenues and costs) basis. See Note 19—Supplemental Financial Information for ComEd's and PECO's utility taxes that are presented on a gross basis.

Losses on Reacquired and Retired Debt

Consistent with rate recovery for ratemaking purposes, ComEd's and PECO's recoverable losses on reacquired long-term debt related to regulated operations are deferred and amortized to interest expense over the life of the new debt issued to finance the debt redemption or over the life of the original debt issuance if the debt is not refinanced. Losses on Exelon's and Generation's reacquired debt are recognized as incurred in the Registrants' Consolidated Statements of Operations.

Cash and Cash Equivalents

The Registrants consider investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash and Investments

As of December 31, 2009 and 2008, Exelon Corporate's restricted cash and investments primarily represented restricted funds for payment of medical, dental, vision and long-term disability benefits. As of December 31, 2009 and December 31, 2008, Generation's restricted cash and investments primarily represented restricted funds for qualifying design, engineering and construction costs related to pollution control notes issued by Generation for an emissions-control facilities project and for payment of certain environmental liabilities. As of December 31, 2009 and 2008, PECO's restricted cash primarily represented funds from the sales of assets that were subject to PECO's mortgage indenture.

Restricted cash and investments not available to satisfy current liabilities are classified as noncurrent assets. As of December 31, 2009 and 2008, Exelon and Generation had restricted cash and investments in the NDT funds classified as noncurrent assets. As of December 31, 2009 and 2008, ComEd had short-term investments in Rabbi trusts classified as noncurrent assets.

Allowance for Uncollectible Accounts

The allowance for uncollectible accounts reflects the Registrants' best estimates of losses on the accounts receivable balances. The allowance is based on accounts receivable agings, historical experience and other currently available evidence. ComEd and PECO customers' accounts are generally considered delinquent if the amount billed is not received by the time the next bill is issued, which normally occurs on a monthly basis. ComEd and PECO customers' accounts are written off consistent with approved regulatory requirements. See Note 2—Regulatory Issues for additional information regarding the regulatory recovery of uncollectible accounts receivable at ComEd.

The following table summarizes the provision for uncollectible accounts for the years ended December 31, 2009, 2008 and 2007:

For the Year Ended December 31,	
2009	$149
2008	247
2007	132

Inventories

Inventory is recorded at the lower of cost or market. Provisions are recorded for excess and obsolete inventory.

Fossil Fuel. Fossil fuel inventory includes the weighted average costs of stored natural gas, propane, coal and oil. The costs of natural gas, propane, coal and oil are generally included in inventory when purchased and charged to fuel expense when used or sold.

Materials and Supplies. Materials and supplies inventory generally includes the average costs of transmission, distribution and generating plant materials. Materials are generally charged to inventory when purchased and expensed or capitalized to plant, as appropriate, when installed or used.

Emission Allowances. Emission allowances are included in inventory and other deferred debits and are carried at the lower of weighted average cost or market and charged to fuel expense as they are used in operations. The Exelon and Generation emission allowance balances as of December 31, 2009 and 2008 were $78 million and $80 million, respectively.

Marketable Securities

All marketable securities are reported at fair value. Marketable securities held in the NDT funds are classified as trading securities and all securities that are not held by the NDT funds are classified as available-for-sale securities. Realized and unrealized gains and losses, net of tax, on Generation's NDT funds associated with the former ComEd and former PECO nuclear generating units (Regulatory Agreement Units) are included in regulatory liabilities at Exelon, ComEd, and PECO and in noncurrent payables to affiliates at Generation and in noncurrent receivables from affiliates at ComEd and PECO. Realized and unrealized gains and losses, net of tax, on Generation's NDT funds associated with the former AmerGen nuclear generating units and the unregulated portions of the Peach Bottom nuclear generating units (Non-Regulatory Agreement Units) are included in earnings at Exelon and Generation. Unrealized gains and losses, net of tax, for ComEd's and PECO's available-for-sale securities are reported in OCI. Any decline in the fair value of ComEd's and PECO's available-for-sale securities below the cost basis is reviewed to determine if such decline is other-than-temporary. If the decline is determined to be other-than-temporary, the cost basis of the available-for-sale securities is written down to fair value as a new cost basis and the amount of the write-down is included in earnings. See Note 7—Fair Value of Financial Assets and Liabilities for further information regarding the other-than-temporary impairment recorded in the second quarter of 2009 by Exelon and ComEd related to ComEd's Rabbi trust investments. See Note 11—Asset Retirement Obligations for information regarding marketable securities held by NDT funds and Note 19—Supplemental Financial Information for additional information regarding ComEd's and PECO's regulatory assets and liabilities.

Deferred Energy Costs

ComEd's electricity and transmission costs are recoverable or refundable under ComEd's ICC and/or FERC approved retail rates. ComEd recovers or refunds the difference between the actual cost of electricity and transmission and the amount included in rates charged to its customers. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective monthly adjustments to rates.

PECO's natural gas rates are subject to a purchased gas cost adjustment clause designed to recover or refund the difference between the actual cost of purchased gas and the amount included in rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective quarterly adjustments to rates.

See Note 19—Supplemental Financial Information for additional information regarding deferred energy costs for Exelon, ComEd and PECO.

Leases

At the inception of a contract determined to be a lease, or as a result of a subsequent modification, the Registrants determine whether the lease is an operating or capital lease based upon its terms and characteristics. Several of Generation's long-term PPAs, which have been determined to be operating leases, have significant contingent rental payments that are dependent on the future operating characteristics of the associated plants, such as plant availability. Generation recognizes contingent rental expense when it becomes probable of payment.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost. Original cost includes labor and materials, construction overhead, when appropriate, capitalized interest and AFUDC, for regulated property at ComEd and PECO. The cost of repairs and maintenance, including planned major maintenance activities and minor replacements of property, is charged to maintenance expense as incurred.

For Generation, upon retirement, the cost of property is charged to accumulated depreciation in accordance with the composite method of depreciation. Upon replacement of an asset, the costs to remove the asset, net of salvage, is capitalized when incurred to gross plant as part cost of the newly installed asset and recorded to depreciation expense over the life of the new asset. Removal costs and salvage incurred for property that will not be replaced is charged to expense as incurred.

For ComEd and PECO, upon retirement, the cost of property, net of salvage, is charged to accumulated depreciation in accordance with the composite method of depreciation. ComEd's depreciation expense includes the estimated cost of dismantling and removing plant from service upon retirement as these costs, as well as depreciation expense, are included in cost of service for rate-making purposes. ComEd's removal costs reduce the related regulatory liability. PECO's removal costs are capitalized to accumulated depreciation when incurred and recorded to depreciation expense over the life of the new asset constructed consistent with PECO's regulatory recovery method.

See Note 4—Property, Plant and Equipment, Note 5—Jointly Owned Electric Utility Plant and Note 19—Supplemental Financial Information for additional information regarding property, plant and equipment.

Nuclear Fuel

The cost of nuclear fuel is capitalized and charged to fuel expense using the unit-of-production method. The estimated cost of disposal of SNF is established per the Standard Waste Contract with the DOE and is expensed through fuel expense at one mill ($.001) per kWh of net nuclear generation. On-site SNF storage costs are capitalized or expensed as incurred based upon the nature of the work performed. A portion of the storage costs are being reimbursed by the DOE since a DOE (or government owned) long-term storage facility has not been completed. See Note 12—Spent Nuclear Fuel Obligation for additional information.

Nuclear Outage Costs

Costs associated with nuclear outages, including planned major maintenance activities, are recorded in the period incurred.

New Site Development Costs

New site development costs represent the costs incurred in the assessment, design and construction of new power generating stations. Such costs are capitalized when management considers project completion to be likely, primarily based on management's determination that the project is economically and operationally feasible, management and the Board of Directors have approved the project and have committed to a plan to develop it, and Exelon and Generation have received the required regulatory approvals or management believes the receipt of required regulatory approvals is probable. Through the year ended December 31, 2009, there have been no significant costs capitalized related to new site development; however, approximately $23 million, $26 million and $48 million of costs were expensed by Generation for the years ended December 31, 2009, 2008 and 2007, respectively, related to the possible construction of a new nuclear plant in Texas.

Capitalized Software Costs

Costs incurred during the application development stage of software projects that are developed or obtained for internal use are capitalized. Such capitalized amounts are amortized ratably over the expected lives of the projects when they become operational, generally not to exceed five years. Certain other capitalized software costs are being amortized over longer lives, pursuant to regulatory approval or requirement. The following table presents net unamortized capitalized software costs and amortization of capitalized software costs by year:

Net unamortized software costs	
December 31, 2009	$279
December 31, 2008	259

Amortization of capitalized software costs	
2009	$105
2008	91
2007	79

Depreciation and Amortization

Except for the amortization of nuclear fuel, depreciation is generally recorded over the estimated service lives of property, plant and equipment on a straight-line basis using the composite method. ComEd's depreciation includes a provision for estimated removal costs as authorized by the ICC. The estimated service lives for ComEd and PECO are primarily based on the average service lives from the most recent depreciation study for each respective company. The estimated service lives of the nuclear-fuel generating facilities are based on the remaining useful lives of the stations, which assume a 20-year license renewal extension of the operating licenses (to the extent that such renewal has not yet been granted) for all of Generation's operating nuclear generating stations. The estimated service lives of the fossil fuel generating facilities are based on the remaining useful lives of the stations, which Generation periodically evaluates based on feasibility assessments as well as economic and capital requirements. The estimated service lives of the hydroelectric generating facilities are based on the remaining useful lives of the stations, which assume a license renewal extension of the operating licenses. See Note 4—Property, Plant and Equipment for further information regarding depreciation.

Amortization of regulatory assets is provided over the recovery period specified in the related legislation or regulatory agreement. See Note 19—Supplemental Financial Information for additional information regarding Generation's nuclear fuel, Generation's ARC and the amortization of ComEd's and PECO's regulatory assets.

Asset Retirement Obligations

The authoritative guidance for accounting for AROs requires the recognition of a liability for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event. To estimate its decommissioning obligation related to its nuclear generating stations, Generation uses a probability-weighted, discounted cash flow model which, on a unit-by-unit basis, considers multiple outcome scenarios based upon significant estimates and assumptions, including decommissioning cost studies, cost escalation studies, probabilistic cash flow models and discount rates. Decommissioning cost studies are updated, on a rotational basis, for each of Generation's nuclear units at least every five years. Generation generally updates its ARO annually based on its review of updated cost studies and its annual evaluation of cost escalation factors and probabilities assigned to various scenarios. The liabilities associated with Exelon's non-nuclear AROs are adjusted on an ongoing basis due to the passage of new laws and regulations and revisions to either the timing or amount of estimates of undiscounted cash flows and estimates of cost escalation factors. AROs are accreted each year to reflect the time value of money for these present value obligations through a charge to operating and maintenance expense in the Consolidated Statements of Operations or, in the case of the majority of ComEd's and PECO's accretion, through an increase to regulatory assets. See Note 11—Asset Retirement Obligations for additional information.

Capitalized Interest and AFUDC

Exelon and Generation capitalize the costs of debt funds during construction used to finance non-regulated construction projects.

Exelon, ComEd and PECO apply the authoritative guidance for accounting for certain types of regulation to calculate AFUDC, which is the cost, during the period of construction, of debt and equity funds used to finance construction projects for regulated operations. AFUDC is recorded as a charge to construction work in progress and as a non-cash credit to AFUDC that is included in interest expense for debt-related funds and other income and deductions for equity-related funds. The rates used for capitalizing AFUDC are computed under a method prescribed by regulatory authorities.

The following table summarizes total cost incurred, capitalized interest and credits of AFUDC by year:

2009	Total incurred interest [a]	$786
	Capitalized interest	50
	Credits to AFUDC debt and equity	14
2008	Total incurred interest [a]	$867
	Capitalized interest	34
	Credits to AFUDC debt and equity	2
2007	Total incurred interest [a]	$896
	Capitalized interest	30
	Credits to AFUDC debt and equity	19

(a) Includes interest expense to affiliates.

Guarantees

The Registrants recognize, at the inception of a guarantee, a liability for the fair market value of the obligations they have undertaken in issuing the guarantee, including the ongoing obligation to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

The liability that is initially recognized at the inception of the guarantee is reduced as the Registrants are released from risk under the guarantee. Depending on the nature of the guarantee, the release from risk of the Registrant may be recognized only upon the expiration or settlement of the guarantee or by a systematic and rational amortization method over the term of the guarantee. See Note 18—Commitments and Contingencies for additional information.

Asset Impairments

Long-Lived Assets. Exelon, Generation, ComEd, and PECO evaluate the carrying value of their long-lived assets, excluding goodwill, when circumstances indicate the carrying value of those assets may not be recoverable. Conditions that could have an adverse impact on the cash flows and fair value of the long-lived assets are deteriorating business climate, including current energy and market conditions, condition of the asset, specific regulatory disallowance or plans to dispose of a long-lived asset significantly before the end of its useful life. The review of long-lived assets for impairment requires significant assumptions about operating strategies and estimates of future cash flows, which require assessments of current and projected market conditions. For the generation business, forecasting future cash flows requires assumptions regarding forecasted commodity prices for the sale of power, costs of fuel and the expected operations of assets. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus, could have a significant effect on the consolidated financial statements. An impairment evaluation is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of assets and liabilities. For the generation business, the lowest level of independent cash flows is determined by evaluation of several factors, including the geographic dispatch of the generation units and the hedging strategies related to those units. For ComEd and PECO, the lowest level of independent cash flows is determined by evaluation of several factors including the ratemaking jurisdiction in which they operate and the type of service or commodity. For ComEd the lowest level of independent cash flows is transmission and distribution and for PECO, the lowest level of independent cash flows is transmission, distribution and gas. Impairment may occur when the carrying value of the asset or asset group exceeds the future undiscounted cash flows. When the undiscounted cash flow analysis indicates a long-lived asset or asset group is not recoverable, the amount of the impairment loss is determined by measuring the excess of the carrying amount of the long-lived asset or asset group over its fair value. An impairment would require the affected Registrant to reduce both the long-lived asset and current period earnings by the amount of the impairment. See Note 4—Property, Plant and Equipment for a discussion of asset impairment evaluations made by Generation.

Exelon holds certain investments in direct financing leases. Exelon determines the investment in direct financing leases by incorporating an estimate of the residual values of the leased assets. On an annual basis, Exelon reviews the estimated residual values of these leased assets to determine if the current estimate of their residual value is lower than the one used at the start of the lease. In determining the estimate of the residual value the expectation of future market conditions, including commodity prices, is considered. If the estimated residual value is lower than at the start of the lease and the decline is considered to be other than temporary, a loss will be recognized with a corresponding reduction to the carrying amount of the investment. To date, no such losses have been recognized.

Goodwill. Goodwill represents the excess of the purchase price paid over the estimated fair value of the assets acquired and liabilities assumed in the acquisition of a business. Goodwill is not amortized, but is tested for impairment at least annually or on an interim basis if an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying value. See Note 6—Intangible Assets for additional information regarding Exelon's and ComEd's goodwill.

Derivative Financial Instruments

All derivatives are recognized on the balance sheet at their fair value unless they qualify for certain exceptions, including the normal purchases and normal sales exception. Additionally, derivatives that qualify and are designated for hedge accounting are classified as either hedges of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) or hedges of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For fair value hedges, changes in fair values for both the derivative and the underlying hedged exposure are recognized in earnings each period. For cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in the cost or value of the underlying exposure is deferred in accumulated OCI and later reclassified into earnings when the underlying transaction occurs. Gains and losses from the ineffective portion of any hedge are recognized in earnings immediately. For other derivative contracts that do not qualify or are not designated for hedge accounting, changes in the fair value of the derivatives are recognized in earnings each period. For energy-related derivatives entered into for proprietary trading purposes, which are subject to Exelon's Risk Management Policy, changes in the fair value of the derivatives are recognized in earnings each period. Amounts classified in earnings are included in revenue, purchased power and fuel, or other, net on the Consolidated Statements of Operations. Cash inflows and outflows related to derivative instruments are included as a component of operating, investing or financing cash flows in the Consolidated Statement of Cash Flows, depending on the underlying nature of the Registrants' hedged items.

Revenues and expenses on contracts that qualify, and are designated, as normal purchases and normal sales are recognized when the underlying physical transaction is completed. While these contracts are considered derivative financial instruments, they are not required to be recorded at fair value, but on an accrual basis of accounting. Normal purchases and normal sales are contracts where physical delivery is probable, quantities are expected to be used or sold in the normal course of business over a reasonable period of time and price is not tied to an unrelated underlying derivative. As part of Generation's energy marketing business, Generation enters into contracts to buy and sell energy to meet the requirements of its customers. These contracts include short-term and long-term commitments to purchase and sell energy and energy-related products in the retail and wholesale markets with the intent and ability to deliver or take delivery. If it were determined that a transaction designated as a normal purchase or a normal sale no longer met the exceptions, the fair value of the related contract would be recorded on the balance sheet and immediately recognized through earnings at Generation or offset by a regulatory asset or liability at ComEd and PECO. See Note 8—Derivative Financial Instruments for additional information.

Retirement Benefits

Exelon's defined benefit pension plans and postretirement benefit plans are accounted for and disclosed in accordance with applicable authoritative guidance. Generation, ComEd and PECO participate in Exelon's defined benefit pension plans and postretirement plans. AmerGen sponsored a separate defined benefit pension plan and postretirement plan for its employees until the merger of AmerGen into Generation on January 8, 2009. Exelon became the sponsor of those plans at that date.

The measurement of the plan obligations and costs of providing benefits under these plans involve various factors, including numerous assumptions and accounting elections. The assumptions are reviewed annually and at any interim remeasurement of the plan obligations. The impact of assumption changes on pension and other postretirement benefit obligations is generally recognized over the expected average remaining service period of the employees rather than immediately recognized in the income statement.

Exelon calculates the expected return on pension and other postretirement benefit plan assets by multiplying the EROA by the MRV of plan assets at the beginning of the year, taking into consideration anticipated contributions and benefit payments to be made during the year. In determining MRV, the authoritative guidance for pensions and postretirement benefits allows the use of either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. For pension plan assets, Exelon uses a calculated value that adjusts for 20% of the difference between fair value and expected MRV of plan assets. Use of this calculated value approach enables less volatile expected asset returns to be recognized as a component of pension cost from year to year. For other postretirement benefit plan assets, Exelon uses fair value to calculate the MRV. See Note 13—Retirement Benefits for additional discussion of Exelon's accounting for retirement benefits.

Treasury Stock

Treasury shares are recorded at cost. Any shares of common stock repurchased are held as treasury shares unless cancelled or reissued.

New Accounting Pronouncements

Exelon has identified the following new accounting pronouncements that have been recently adopted or issued that may affect the Registrants upon adoption.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007 (and clarified in January 2010), the FASB issued authoritative guidance clarifying that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. With certain exceptions, this guidance requires that a change in a parent's ownership interest in a subsidiary be reported as an equity transaction in the consolidated financial statements when it does not result in a change in control of the subsidiary. When a change in a parent's ownership interest results in deconsolidation, a gain or loss should be recognized in the consolidated financial statements. This guidance was applied prospectively as of January 1, 2009, except for the presentation and disclosure requirements, which were applied retrospectively for all periods presented.

The adoption had no impact on Exelon's consolidated financial statements. Generation reclassified its noncontrolling interest of a consolidated subsidiary from mezzanine equity to equity in its Consolidated Balance Sheets and Statements of Changes in Member's Equity for all periods presented. The noncontrolling interest is eliminated in Exelon's consolidated financial statements as it is owned by Exelon.

PECO reclassified preferred securities from shareholders' equity to mezzanine equity within its Consolidated Balance Sheets for all periods presented and separately reflects its preferred security dividends on its Statement of Operations. On Exelon's Consolidated Statements of Operations and Comprehensive Income, the dividends on PECO's preferred securities are included in interest expense and have not been reflected separately as the amounts are not considered significant.

Derivative Instrument and Hedging Activity Disclosures

In March 2008, the FASB amended and expanded the disclosure requirements related to derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how an entity accounts for derivative instruments and related hedged items and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The revised guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for the Registrants as of January 1, 2009. Since this guidance provides only disclosure requirements, the adoption of this standard did not impact the Registrants' results of operations, cash flows or financial positions. See Note 8—Derivative Financial Instruments for further information.

Pension and Other Postretirement Benefit Plan Asset Disclosures

In December 2008, the FASB issued authoritative guidance requiring additional disclosures for employers' pension and other postretirement benefit plan assets. This guidance requires employers to disclose information about fair value measurements of plan assets, the investment policies and strategies for the major categories of plan assets, and significant concentrations of risk within plan assets. This guidance became effective for the Registrants as of December 31, 2009. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Registrants' results of operations, cash flows or financial positions. See Note 13—Retirement Benefits for further information.

Fair Value Measurements

The FASB's fair value measurement and disclosure guidance for all nonrecurring fair value measurements of nonfinancial assets and liabilities became effective for the Registrants as of January 1, 2009. See Note 7—Fair Value of Financial Assets and Liabilities for further information.

In April 2009, the FASB issued authoritative guidance clarifying that fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants under current market conditions. This new guidance requires an evaluation of whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. If there has, transactions or quoted prices may not be indicative of fair value and an adjustment may need to be made to those prices to estimate fair value. Additionally, an entity must consider whether the observed transaction was orderly (i.e. not distressed or forced). If the transaction was orderly, the obtained price can be considered a relevant observable input for determining fair value. If the transaction is not orderly, other valuation techniques must be used when estimating fair value. This guidance was adopted for the period ending June 30, 2009. The adoption of this guidance did not have a material impact to the Registrants' results of operations, cash flows or financial positions.

In August 2009, the FASB issued authoritative guidance clarifying the measurement of the fair value of a liability in circumstances when a quoted price in an active market for an identical liability is not available. The guidance emphasizes that entities should maximize the use of observable inputs in the absence of quoted prices when measuring the fair value of liabilities. This guidance became effective for the Registrants as of October 1, 2009 and did not have a material impact on the Registrants' results of operations, cash flows or financial positions.

In September 2009, the FASB issued authoritative guidance that provides further clarification for measuring the fair value of investments in entities that meet the FASB's definition of an investment company. This guidance permits a company to estimate the fair value of an investment using the NAV per share of the investment if the NAV is determined in accordance with the FASB's guidance for investment companies as of the company's measurement date. This creates a practical expedient to determining a fair value estimate and allows certain attributes of the investment (such as redemption restrictions) to not be considered in measuring fair value. Additionally, companies with investments within the scope of this guidance must disclose additional information related to the nature and risks of the investments. This guidance became effective for the Registrants as of December 31, 2009 and is required to be applied prospectively. Exelon's pension and other postretirement benefit plan assets and Generation's NDT fund investments contain certain investments, including alternative investments and commingled funds, which are within the scope of this guidance. As a result of the issuance of this guidance, Exelon and Generation reclassified investments in NDT commingled funds from Level 3 in the fair value hierarchy to Level 2 in the fair value hierarchy. However, as the fair value of these investments was already determined based on NAVs per fund share, this guidance did not have a material impact on the Registrants' results of operations, cash flows or financial positions. See Note 13—Retirement Benefits and Note 7—Fair Value of Financial Assets and Liabilities for further information.

Fair Value of Financial Instruments Disclosures

In April 2009, the FASB issued revised authoritative guidance requiring disclosures about fair value of financial instruments, currently provided annually, to be included in interim financial statements. This guidance was adopted by the Registrants for the period ended June 30, 2009. Since this guidance provides only disclosure requirements, the adoption of this standard did not impact the Registrants' results of operations, cash flows or financial positions. See Note 7—Fair Value of Financial Assets and Liabilities for further information.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB amended authoritative guidance related to accounting for certain investments in debt and equity securities and accounting for certain investments held by not-for-profit organizations. This revised guidance establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. If it is more likely than not that an impaired debt security will be sold before the recovery of its cost basis, either due to the investor's intent to sell or because it will be required to sell the security, the entire impairment is recognized in earnings. Otherwise, only the portion of the impaired debt security related to estimated credit losses is recognized in earnings, while the remainder of the impairment is recorded in OCI and recognized over the remaining life of the debt security. In addition, the guidance expands the presentation and disclosure requirements for other- than-temporary impairments for both debt and equity securities. This guidance was adopted for the period ended June 30, 2009 and did not have a material impact on the Registrants' results of operations, cash flows or financial positions. See Note 7—Fair Value of Financial Assets and Liabilities for further information.

Subsequent Events

In May 2009, the FASB issued authoritative guidance which incorporates the principles and accounting guidance for recognizing and disclosing subsequent events that originated as auditing standards into the body of authoritative literature issued by the FASB and prescribes disclosures regarding the date through which subsequent events have been evaluated. The Registrants are required to evaluate subsequent events through the date the financial statements are issued. This guidance was effective for the Registrants for the period ended June 30, 2009. Since this guidance is not intended to significantly change the current practice of reporting subsequent events, it did not have an impact on the Registrants' results of operations, cash flows or financial positions.

Transfers of Financial Assets

In June 2009, the FASB issued authoritative guidance amending the accounting for the transfers of financial assets. Key provisions include (i) the removal of the concept of qualifying special purpose entities, (ii) the introduction of the concept of a participating interest, in circumstances in which a portion of a financial asset has been transferred and (iii) the requirement that to qualify for sale accounting, the transferor must evaluate whether it maintains effective control over transferred financial assets either directly or indirectly. Furthermore, this guidance requires enhanced disclosures about transfers of financial assets and a transferor's continuing involvement. This guidance is effective for the Registrants beginning January 1, 2010 and is required to be applied prospectively. Currently, PECO's agreement related to the sale of accounts receivable is accounted for as a sale. Under the new guidance, this agreement will be accounted for as a secured borrowing. As a result, beginning in the first quarter of 2010, the transferred accounts receivable of $225 million under this agreement will be recorded on PECO's balance sheet with an offsetting short-term note payable of $225 million.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued authoritative guidance to amend the manner in which entities evaluate whether consolidation is required for VIEs. The model for determining which enterprise has a controlling financial interest and is the primary beneficiary of a VIE has changed significantly under the new guidance. Previously, variable interest holders had to determine whether they had a controlling financial interest in a VIE based on a quantitative analysis of the expected gains and/or losses of the entity. In contrast, the new guidance requires an enterprise with a variable interest in a VIE to qualitatively assess whether it has a controlling financial interest in the entity, and if so, whether it is the primary beneficiary. Furthermore, this guidance requires that companies continually evaluate VIEs for consolidation rather than assessing based upon the occurrence of triggering events. This revised guidance also requires enhanced disclosures about how a company's involvement with a VIE affects its financial statements and exposure to risks. This guidance became effective for the Registrants on January 1, 2010. As a result of the issuance of this new guidance, PECO consolidated PETT effective January 1, 2010. The consolidation of PETT had no impact on PECO's results of operations. As of January 1, 2010, Exelon's and PECO's Consolidated Balance Sheets reflect PETT's restricted cash of $413 million and $805 million for PETT's long-term debt due to bondholders. PECO's investment in PETT and long-term debt to PETT was eliminated in consolidation. The new guidance had no effect on ComEd. Generation does not anticipate a significant impact from the adoption of this accounting standard; however, due to evolving interpretations of this guidance, Generation has not fully completed its assessment.

Accounting Standards Codification

In June 2009, the FASB issued authoritative guidance which replaced the previous hierarchy of GAAP and establishes the FASB Codification as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. SEC rules and interpretive releases are also sources of authoritative GAAP for SEC registrants. This guidance modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative. This guidance was effective for the Registrants as of September 30, 2009. The adoption of this guidance did not impact the Registrants' results of operations, cash flows or financial positions since the FASB Codification is not intended to change or alter existing GAAP.

Revenue Arrangements with Multiple Deliverables

In October 2009, the FASB issued authoritative guidance that amends existing guidance for identifying separate deliverables in a revenue-generating transaction where multiple deliverables exist, and provides guidance for allocating and recognizing revenue based on those separate deliverables. The guidance is expected to result in more multiple-deliverable arrangements being separable than under current guidance. This guidance is effective for the Registrants beginning on January 1, 2011 and is required to be applied prospectively to new or significantly modified revenue arrangements. The Registrants are currently assessing the impacts this guidance may have on their consolidated financial statements.

Fair Value Measurements Disclosures

In January 2010, the FASB issued authoritative guidance intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Registrants' results of operations, cash flows or financial positions.

2. Regulatory Issues

Illinois Settlement Agreement. In July 2007, following extensive discussions with legislative leaders in Illinois, ComEd, Generation and other utilities and generators in Illinois reached an agreement (Illinois Settlement) with various parties concluding discussions of measures to address concerns about higher electric bills in Illinois without rate freeze, generation tax or other legislation that Exelon believes would be harmful to consumers of electricity, electric utilities, generators of electricity and the State of Illinois. Legislation reflecting the Illinois Settlement (Illinois Settlement Legislation) was signed into law in August 2007. The Illinois Settlement and the Illinois Settlement Legislation provide for the following, among other things:

Rate Relief Programs

- Various Illinois electric utilities, their affiliates and generators of electricity in Illinois agreed to contribute approximately $1 billion over a period of four years (2007-2010) to programs to provide rate relief to Illinois electricity customers and funding for the IPA created by the Illinois Settlement Legislation. ComEd committed to issue $64 million in rate relief credits to customers or to fund various programs to assist customers. Generation committed to contribute an aggregate of $747 million, consisting of $435 million to pay ComEd for rate relief programs for ComEd customers, $307.5 million for rate relief programs for customers of other Illinois utilities and $4.5 million for partially funding operations of the IPA. The contributions are recognized in the financial statements of Generation and ComEd as rate relief credits are applied to customer bills by ComEd and other Illinois utilities or as operating expenses associated with the programs are incurred.

  During the years ended December 31, 2009, 2008 and 2007, Generation and ComEd recognized net costs from their contributions pursuant to the Illinois Settlement in their Consolidated Statements of Operations as follows:

Year Ended December 31, 2009	Generation	ComEd	Total Credits Issued to ComEd Customers
Credits to ComEd customers [a]	$ 45	$ 8	$ 53
Credits to other Illinois utilities' customers [a]	53	n/a	n/a
Other rate relief programs [b]	—	1	n/a
Total incurred costs	$ 98	$ 9	$ 53

Year Ended December 31, 2008	Generation	ComEd	Total Credits Issued to ComEd Customers
Credits to ComEd customers [a]	$131	$ 6	$137
Credits to other Illinois utilities' customers [a]	90	n/a	n/a
Other rate relief programs [b]	—	7	n/a
Total incurred costs	$221	$ 13	$137

Year Ended December 31, 2007	Generation	ComEd	Total Credits Issued to ComEd Customers
Credits to ComEd customers [a]	$246	$ 33	$279
Credits to other Illinois utilities' customers [a]	157	n/a	n/a
Other rate relief programs [b]	—	8	n/a
Funding of the IPA [a]	5	—	n/a
Total incurred costs	$408	$ 41	$279

(a) Recorded as a reduction in operating revenues
(b) Recorded as a charge to operating and maintenance expense

As of December 31, 2009, Generation's remaining costs to be recognized related to the rate relief commitment are $20 million, consisting of $13 million related to programs for ComEd customers and $7 million for programs for customers of other Illinois utilities. ComEd's remaining costs to be recognized related to the rate relief commitment are $1 million as of December 31, 2009.

Energy Efficiency and Renewable Energy

- Electric utilities in Illinois are required to include cost-effective energy efficiency resources in their plans to meet an incremental annual program energy savings requirement of 0.2% of energy delivered to retail customers for the year ended June 1, 2009, which increases annually to 2% of energy delivered in the year commencing June 1, 2015 and each year thereafter. Additionally, during the ten year period that began June 1, 2008, electric utilities must implement cost-effective demand response measures to reduce peak demand by 0.1% over the prior year for eligible retail customers. The energy efficiency and demand response goals are subject to rate impact caps each year. Utilities are allowed recovery of costs for energy efficiency and demand response programs, subject to approval by the ICC. In February 2008, the ICC issued an order approving substantially all of ComEd's Energy Efficiency and Demand Response Plan, including cost recovery. This plan began in June 2008 and is designed to meet the Illinois Settlement Legislation's energy efficiency and demand response goals for an initial three-year period, including reductions in delivered energy to all retail customers and in the peak demand of eligible retail customers. During the years ended December 31, 2009 and 2008, expenses related to energy efficiency and demand response programs consisted of $59 million and $25 million, respectively.
- Since June 1, 2008, utilities have been required to procure cost-effective renewable energy resources in amounts that equal or exceed 2% of the total electricity that each electric utility supplies to its eligible retail customers. ComEd is also required to acquire amounts of renewable energy resources that will cumulatively increase this percentage to at least 10% by June 1, 2015, with an ultimate target of at least 25% by June 1, 2025, subject to customer rate cap limitations. All goals are subject to rate impact criteria set forth in the Illinois Settlement Legislation. Under a May 2008 ICC-approved RFP, ComEd procured RECs for the period June 2008 through May 2009. On May 13, 2009, the ICC approved the results of an RFP to procure RECs for the period June 2009 through May 2010. ComEd currently retires all RECs immediately upon purchase. Since June 2008, ComEd recovers procurement costs of RECs through rates. See Note 18—Commitments and Contingencies for further information regarding ComEd's procurement of RECs.

Illinois Procurement Proceedings. ComEd is permitted to recover its electricity procurement costs from retail customers without mark-up. Beginning on January 1, 2007, ComEd procured 100% of energy to meet its load service requirements through ICC-approved staggered SFCs with various suppliers, including Generation. For the period from June 2008 to May 2009, the ICC approved an interim procurement plan under which ComEd procured energy to meet its load service requirements through an RFP for standard wholesale products, existing SFC and spot market purchases hedged by a five-year variable to fixed financial swap contract with Generation.

Beginning in June 2009, under the Illinois Settlement Legislation, the IPA designs, and the ICC approves, an electricity supply portfolio for ComEd and administers a competitive process under which ComEd procures its electricity supply. On January 7, 2009, the ICC approved the IPA's plan for procurement of ComEd's expected energy requirements from June 2009 through May 2010, which includes approximately 38% of ComEd's expected energy requirements purchased through the spot market and hedged by the financial swap contract with Generation. The remainder of ComEd's expected energy requirements will be met through the existing SFC and standard products purchased as a result of the 2009 RFP process completed in May 2009. In addition, approximately 9% of ComEd's energy requirements from June 2010 through May 2011 were procured through the 2009 RFP process.

On September 30, 2009, the IPA filed its procurement plan with the ICC covering June 2010 through May 2015. On December 28, 2009, the ICC approved this plan which will result in approximately 66% of ComEd's expected energy purchases for the June 2010 to May 2011 period being purchased through the spot market and hedged by the financial swap contract with Generation. The remainder of ComEd's expected energy purchases would be met through the purchases of standard products in the 2009 and 2010 RFP processes. The IPA's plan also includes a provision for procurement of approximately 3.5% of ComEd's fixed-price load requirements from renewable energy resources utilizing long-term contracts beginning June 2012. The long term renewables purchased would count towards satisfying ComEd's obligation under the state's RPS. See Note 8—Derivative Financial Instruments for further discussion on the financial swap contract.

The ICC has initiated a proceeding to reconcile the actual costs of power purchased in the January 2007 through May 2008 period with the costs for power that flowed through ComEd's tariffs and were collected from customers. Because the Illinois Settlement Legislation has already deemed such costs to be prudently incurred, the reconciliation proceeding is not expected to have a significant impact on ComEd.

2005 Rate Case. In August 2005, ComEd filed a rate case with the ICC to comprehensively revise its tariffs and to adjust rates for delivering electricity effective January 2007 (2005 Rate Case). ComEd proposed a revenue increase of $317 million. During 2006, the ICC issued various orders associated with this case, which resulted in a total annual rate increase of $83 million effective January 2007. ComEd and various other parties appealed the rate order to the courts. In September 2009, the Appellate Court of Illinois affirmed the ICC's order and denied the appeals. Several parties have asked the Appellate Court to rehear various rate design issues addressed in the opinion. There is no set time in which the Court must act.

Original Cost Audit. In connection with ComEd's 2005 Rate Case proceeding, the ICC, with ComEd's concurrence, ordered an "original cost" audit of ComEd's distribution assets. In December 2007, the consulting firm completed the audit. The consulting firm's results of the audit were reported to the ICC in April 2008, which presented its findings regarding accounting methodology, documentation and other matters, along with proposed adjustments. The audit report recommended gross plant disallowances of approximately $350 million, before reflecting accumulated depreciation. The basis for the disallowance recommendation on approximately $80 million of the costs was that the assets were misclassified between ComEd's distribution and transmission operations. ComEd reclassified these costs in September 2007 and they were reflected correctly in ComEd's rate case filed in October 2007 (2007 Rate Case).

In April 2008, ComEd and the ICC Staff reached a stipulation (the stipulation) regarding various portions of contested issues in the Original Cost Audit as well as the 2007 Rate Case and agreed to make various joint recommendations to the ICC in the 2007 Rate Case. In September 2008, the ICC issued an order in the 2007 Rate Case, which reflected the joint recommendations made by the ICC Staff and ComEd and required ComEd to incur a charge of approximately $19 million (pre-tax) related to various items identified in the Original Cost Audit.

The ICC opened a proceeding on the Original Cost Audit in May 2008. Under the terms of the stipulation, the ICC Staff agreed not to advocate that any of the proposed adjustments in the audit report be adopted other than those reflected in the 2007 Rate Case; however, the stipulation does not preclude other parties to the rate case or to the Original Cost Audit proceeding from taking positions contrary to the stipulation. The Illinois Attorney General submitted testimony and legal briefs suggesting that ComEd improperly changed the way it capitalized certain cable faults during the rate freeze period and therefore the rate base should be reduced by $121 million and ComEd should refund at least $42 million to customers. On January 12, 2010, the ICC issued an order rejecting the Illinois Attorney General's recommendations in their entirety. The order is subject to rehearing and appeal.

2007 Rate Case. ComEd filed the 2007 Rate Case with the ICC for approval to increase its delivery service revenue requirement by approximately $360 million. The ICC issued an order in the rate case approving a $274 million increase in ComEd's annual revenue requirement, which became effective in September 2008. ComEd and several other parties have filed appeals of the rate order with the courts. ComEd cannot predict the timing of resolution or the results of the appeals. In the event the order is ultimately changed, the changes are expected to be prospective.

The 2007 Rate Case filing also included a system modernization rider, which the ICC approved for the limited purpose of implementing a pilot program for AMI. The rider permits investments in AMI to be reflected in rates on a quarterly basis instead of waiting for the next rate case to begin recovery. On June 1, 2009, ComEd filed its proposed AMI pilot program with the ICC, which included revisions to the system modernization rider. On October 14, 2009, the ICC approved ComEd's proposed AMI pilot program, with minor modifications, and recovery of substantially all program costs under the rider. The AMI pilot program allows ComEd to study the costs and benefits related to automated metering and to develop the cost estimate of full system-wide implementation of AMI. In addition, the program allows customers the ability to manage energy use, improve energy efficiency and lower energy bills. The Illinois Attorney General has appealed the ICC order approving the plan. The matter is not yet briefed.

In August 2009, ComEd filed a request for $175 million of matching Federal stimulus grants with the DOE under the ARRA of 2009 to help finance AMI and Smart Grid technologies in Illinois; however, ComEd did not receive any of the matching grant awards announced by DOE in October 2009.

Transmission Rate Case. ComEd's transmission rates are established based on a formula that was approved by FERC in January 2008. FERC's order establishes the agreed-upon treatment of costs and revenues in the determination of network service transmission rates and the process for updating the formula rate calculation on an annual basis.

ComEd's most recent annual formula rate update filed in May 2009 reflects actual 2008 expenses and investments plus forecasted 2009 capital additions. The time for parties to challenge the update has expired; no parties have raised challenges and ComEd will move to close the docket. The update resulted in a revenue requirement of $436 million resulting in an increase of approximately $6 million from the 2008 revenue requirement, plus an additional $4 million related to the 2008 true-up of actual costs. The 2009 revenue requirement of $440 million, which includes the 2008 true-up, became effective June 1, 2009 and is recovered over the period extending through May 31, 2010. The regulatory asset associated with the true-up is being amortized as the associated revenues are received. ComEd will continue to reflect its best estimate of its anticipated true-up in the financial statements.

Illinois Legislation for Recovery of Uncollectible Accounts. Comprehensive legislation has been enacted in Illinois that provides utilities the ability to adjust their rates annually through a rider mechanism to reflect the increases or decreases in annual uncollectible accounts expenses starting with 2008 and prospectively. ComEd under-collected approximately $26 million during 2008 and approximately $44 million during 2009. On September 8, 2009, ComEd filed a proposed tariff in accordance with the legislation. On February 2, 2010, the ICC issued an order adopting ComEd's proposed tariffs, with minor modifications.

With the ICC approval of the tariff, ComEd is required to make a one-time contribution of approximately $10 million to the Supplemental Low-Income Energy Assistance Fund (the Fund). The Fund is used to assist low-income residential customers. As one way to assist such customers, the legislation creates a new percentage of income payment program (PIPP) that includes an arrearage reduction component for participating customers. The program will be paid for from the Fund and other state monies.

As a result of the ICC order, ComEd will record the $70 million benefit and the $10 million one-time charge in the first quarter of 2010. ComEd will record a regulatory asset and an offsetting reduction in operating and maintenance expense for the cumulative under-collections from 2008 and 2009. Recovery of the initial regulatory asset will take place over an approximate 14-month time frame beginning in April 2010.

Pennsylvania Gas Distribution Rate Case. In October 2008, the PAPUC voted to approve the joint settlement related to PECO's March 2008 filing providing for an increase of $77 million to its annual natural gas distribution revenue. As part of the settlement, PECO agreed to enhance its low-income programs as well as provide funding for new energy-efficiency programs to help customers manage their energy usage and gas bills. Additionally, PECO agreed not to file a new base rate case for natural gas distribution service before January 1, 2010. The approved rate adjustment became effective on January 1, 2009.

Pennsylvania Transition-Related Legislative and Regulatory Matters. In Pennsylvania, despite the recent decline in wholesale electricity market prices, there has been some continuing interest from elected officials in mitigating the potential impact of electric generation price increases on customers when rate caps expire. While PECO's retail electric generation rate cap transition period does not end until December 31, 2010, transition periods have ended for seven other Pennsylvania electric distribution companies and, in most instances, post-transition electric generation price increases occurred. Over the past few years, elected officials in Pennsylvania have worked on developing legislation to address concerns over post-transition electric generation price increases. Measures suggested by legislators include rate-increase deferrals and phase-ins, rate-cap extensions, a generation tax and contributions of value by Pennsylvania utility companies toward rate-relief programs.

On March 12, 2009, the PAPUC approved the settlement of PECO's Market Rate Transition Phase-In Program. The program allows eligible residential and small-business electric-service customers to transition to market-priced generation through pre-payments made through 2010 that accrue interest at the statutory rate of 6% and are to be applied as credits to their bills in 2011 and 2012. Total collections under this program were not significant as of December 31, 2009.

On June 9, 2009, the PAPUC entered an order instituting an investigation into whether PECO's nuclear decommissioning cost adjustment clause, which is a mechanism that allows PECO to recover costs from customers for the decommissioning of seven former PECO nuclear units now owned by Generation, should continue after the termination of PECO's competitive transition cost collections on December 31, 2010 and assigned the matter for alternative dispute resolution or the prompt scheduling of such hearings as may be necessary. On October 14, 2009, a prehearing conference was held and PECO agreed to report to the ALJ on settlement progress. Settlement discussions continue and PECO has been providing the ALJ with periodic reports on settlement progress. See Note 11—Asset Retirement Obligations for additional information.

Pennsylvania Procurement Proceedings. On June 2, 2009, the PAPUC entered an order approving the settlement of PECO's DSP Program, under which PECO will provide default electric service following the expiration of electric generation rate caps on December 31, 2010. The DSP Program, which has a 29-month term beginning January 1, 2011 and ending May 31, 2013, complies with electric supply procurement guidelines set forth in Act 129. Under the settlement, PECO will also expand its low-income assistance initiatives and offer a market rate deferral program under which certain customers can elect to phase-in, with interest, any post-electric generation rate cap increases in 2011 if they exceed 25%.

PECO's default electric service customers have been divided into four procurement classes: a residential class, a small commercial class (for non-residential customers with peak demand up to 100 kW), a medium commercial class (for non-residential customers with peak demand of greater than 100 kW up to 500 kW) and a large commercial and industrial class (for non-residential customers with peak demand in excess of 500 kW).

Seventy-five percent of the residential class load, 90% of the small commercial class load and 85% of the medium commercial class load will be served through competitively procured contracts for load-following, fixed price full requirements default electric supply. For the remaining portion of the residential class load, PECO will competitively procure through block contracts, which represent 20% of the load and will balance the remaining load through sales and purchases of energy in the PJM day-ahead wholesale "spot" energy market (spot market). For the remaining portion of the small commercial and medium commercial class loads, as well as the large commercial and industrial class load, PECO will competitively procure contracts for load-following, full requirements default electric supply with the price for energy in each contract set to be the hourly price of the spot market during the term of delivery. In addition, PECO will offer large commercial and industrial customers a fixed-price optional service during the first year of PECO's DSP Program.

In 2009, PECO completed two competitive procurements in accordance with the DSP Program for electric supply for default electric service customers commencing January 2011. As of December 31, 2009, PECO has entered into contracts with terms of 17 to 29 months covering 49% of planned full requirements contracts for the residential customer class, contracts with 17-month terms covering 24% of planned full requirements contracts for the small commercial customer class and contracts with 17-month terms covering 16% of planned full requirements contracts for the medium commercial customer class. PECO also entered into block contracts with 12-month terms for a total of 80 MW for service to the residential customer class in 2011. PECO will conduct seven additional competitive procurements in accordance with the DSP Program.

Smart Meter and Smart Grid Investments. PECO is planning to spend up to approximately $650 million on its smart meter and smart grid infrastructure. On November 25, 2009, PECO filed a joint petition for partial settlement of its $550 million Smart Meter Procurement and Installation Plan with the PAPUC, which was filed on August 14, 2009 in accordance with the requirements of Act 129. PECO is requesting PAPUC approval to install more than 1.6 million smart meters and deploy advanced communication networks over a 15 year period. The first phase of the plan includes the procurement and deployment of automated meter infrastructure and an initial deployment of 100,000 smart meters over the next three years. On January 28, 2010, the ALJ issued an initial decision approving the partial settlement and determining remaining cost allocation issues subject to final PAPUC approval. PECO plans to file for PAPUC approval of an initial dynamic pricing and customer acceptance program in June 2010 and for approval of a universal meter deployment plan for its remaining customers in 2012.

On August 6, 2009, PECO filed with the DOE an application seeking $200 million in ARRA of 2009 matching grant funds under the Smart Grid Investment Grant Program. PECO's "Smart Future Greater Philadelphia" project will increase the number of smart meters initially installed to 600,000, accelerate universal smart meter deployment by five years and increase Smart Grid investments up to approximately $100 million over the next three years. On October 27, 2009, the DOE announced its intent to award PECO a $200 million stimulus grant to fund its smart meter and smart grid investments. Assuming successful completion of the DOE negotiations and PECO's receipt of the full award on reasonable terms, PECO is committed to implementing expanded initial deployment of 600,000 smart meters within three years and then accelerating universal smart meter deployment from 15 years to 10 years.

Energy Efficiency and Alternative Energy Programs.

Energy Efficiency Programs. Pursuant to Act 129's energy efficiency and conservation/demand (EE&C) reduction targets, PECO filed its EE&C plan with the PAPUC on July 1, 2009. The plan set forth how PECO will reduce electric consumption by at least 1% in its service territory by May 31, 2011 from expected consumption for the period June 1, 2009 through May 31, 2010 and by 3% by May 31, 2013. In accordance with Act 129, PECO also plans to reduce peak demand by a minimum of 4.5% of PECO's annual system peak demand in the 100 hours of highest demand by May 31, 2013, measured against its peak demand during the period of June 1, 2007 through May 31, 2008. If PECO fails to achieve the required reductions in consumption within the stated deadlines, PECO will be subject to civil penalties of up to $20 million, which would not be recoverable from ratepayers. Act 129 mandates that the total cost of any EE&C plan may not exceed 2% of the electric company's total annual revenue as of December 31, 2006. On October 28, 2009, the PAPUC issued an order providing partial approval of PECO's EE&C plan. The approved plan totals more than $330 million and includes the CFL program, weatherization programs, an energy efficiency appliance rebate and trade-in program, rebates and energy efficiency programs for non-profit, educational, governmental and business customers, customer incentives for energy management programs and incentives to help customers reduce energy demand during peak periods. On December 24, 2009, PECO filed revisions to the portions of the plan not approved based on PAPUC feedback.

Alternative Energy Portfolio Standards. In November 2004, Pennsylvania adopted the AEPS Act. The AEPS Act mandated that beginning in 2007, or following the end of an electric distribution company's retail electric generation rate cap transition period, certain percentages of electric energy sold by an electric distribution company or electric generation supplier to Pennsylvania retail electric customers shall be generated from certain alternative energy resources as measured in AECs. The requirement for electric energy that must come from Tier I alternative energy resources (including solar or wind power, low-impact hydropower, geothermal energy, biologically derived methane gas, fuel cells, biomass energy generated within Pennsylvania and coal mine methane) ranges from 1.5% to 8.0% and the requirement for Tier II alternative energy resources (including waste coal, biomass energy generated outside of Pennsylvania, demand-side management, large-scale hydropower, municipal solid waste, generation of electricity utilizing by-products of the pulping process and wood, distributed generation systems and integrated combined coal gasification technology) ranges from 4.2% to 10.0%. These Tier I and Tier II alternative energy resources include acceptable energy sources as set forth in Act 129 in addition to those outlined in the AEPS Act. The AEPS Act mandates the 8.0% requirement for Tier I resources and the 10.0% requirement for Tier II resources must be met by the year ending May 31, 2021.

The Pennsylvania Legislature is currently considering HB 80, which, if enacted into law, would increase the minimum required percentage of electric energy purchased and sold to retail electric customers from alternative energy resources and extend the period for such purchases and sales. HB 80 would increase the Tier 1 and solar purchase and sale requirements, limit eligible solar purchases to Pennsylvania generating sources and incorporate advanced coal combustion with limited carbon emissions as an acceptable alternative energy resource. Generation has proposed amendments to include extended nuclear uprates as a qualifying alternative energy source.

In 2007, the PAPUC approved PECO's plan to acquire and bank approximately 450,000 non-solar Tier I AECs (corresponding to the expected annual output of approximately 240 MW of wind power) annually for a five-year term in order to prepare for 2011, the first year of PECO's required compliance following the completion of its electric generation rate cap transition period. The banked AECs may be used in either of the two consecutive AEPS reporting periods after PECO's electric generation rate cap transition period. All costs incurred in connection with AEC procurement prior to 2011 are being deferred as a regulatory asset with a return on the unamortized balance and will be recovered from customers in 2011. Those costs, and PECO's AEPS Act compliance costs incurred thereafter, will be recovered from customers on a full and current basis through a reconcilable ratemaking mechanism as contemplated by the AEPS Act. In conformance with the approved plan, PECO has entered into five-year agreements with accepted bidders, including Generation, totaling 452,000 AECs to be purchased annually.

On August 27, 2009, the PAPUC approved a settlement of PECO's petition for early procurement and banking of up to 8,000 solar Tier 1 AECs annually for ten years. PECO's procurement would employ the same surcharge cost-recovery mechanism that the PAPUC previously approved for non-solar Tier 1 AECs. The settlement provides for no cap on bid price, provides the PAPUC a 10 calendar day review period, permits facilities capable of generating a minimum of 300 AECs annually to bid and provides that no changes to the agreement with AEC suppliers will be accepted after PAPUC approval. On January 25, 2010, the PAPUC approved the fixed-price agreement solar AEC procurement results. PECO plans to enter into the fixed-price agreements by February 8, 2010.

PJM Transmission Rate Design. PJM Transmission Rate Design specifies the rates for transmission service charged to customers within PJM. Currently, ComEd and PECO incur costs based on the existing rate design, which charges customers based on the cost of the existing transmission facilities within their load zone and the cost of new transmission facilities based on those who benefit. In April 2007, FERC issued an order concluding that PJM's current rate design for existing facilities is just and reasonable and should not be changed. In the same order, FERC held that the costs of new facilities 500 kV and above should be socialized across the entire PJM footprint and that the costs of new facilities less than 500 kV should be allocated to the customers of the new facilities who caused the need for those facilities. In the short term, based on new transmission facilities approved by PJM, it is likely that allocating across PJM the costs of new facilities 500 kV and above will increase charges to ComEd and reduce charges to PECO, as compared to the allocation methodology in effect before the FERC order. After FERC ultimately denied all requests for rehearing on all issues, several parties filed petitions in the U.S. Court of Appeals for the Seventh Circuit for review of the decision. On August 6, 2009, the court issued its decision affirming FERC's order with regard to the costs of existing facilities but reversing and remanding to FERC for further consideration its decision with regard to the costs of new facilities 500 kV and above. On September 21, 2009, two parties filed a petition for rehearing by the full court concerning the court's decision to remand to FERC the part of the decision regarding the allocation of the costs of new facilities 500 kV and above. On October 20, 2009, the court denied the rehearing petition. On January 21, 2010, FERC issued an order establishing paper hearing procedures to supplement the record. ComEd anticipates that all impacts of any rate design changes effective after December 31, 2006 should be recoverable through retail rates and, thus, the rate design changes are not expected to have a material impact on ComEd's results of operations, cash flows or financial position. PECO also has the right to file with the PAPUC for a change in retail rates to reflect changes in its wholesale transmission costs. PECO cannot predict the long-term impact of any rate design changes due to the uncertainty as to whether new facilities will be built and how the costs of new facilities less than 500 kV will be allocated; however, the impact may be material to its results of operations, cash flows, or financial position.

PJM-MISO Regional Rate Design. The current PJM-MISO Regional Rate Design is used to specify the pricing of transmission service between PJM and MISO and impacts ComEd and PECO due to purchases by suppliers from MISO. In August 2007, ComEd and PECO and several other transmission owners in PJM and MISO, as directed by a FERC order, filed with FERC to continue the existing transmission rate design between PJM and MISO. Additional transmission owners and certain other entities filed protests urging FERC to reject the filing. In September 2007, a complaint was filed asking FERC to find that the PJM-MISO rate design was unjust and unreasonable and to substitute a rate design that socializes the costs of all existing and new transmission facilities of 345 kV and above across PJM and MISO. In December 2008, FERC denied a request for rehearing of these orders and an appeal was filed in the United States Court of Appeals. On November 9, 2009, the court dismissed the appeal at the request of the appellant.

Authorized Return on Rate Base. In the September 2008 order in the 2007 Rate Case, the ICC authorized a return on ComEd's distribution rate base using a weighted average debt and equity return of 8.36%, an increase over the 8.01% return previously authorized in the 2005 Rate Case. ComEd's formula transmission rate currently provides for a weighted average debt and equity return on transmission rate base of 9.43%, an increase over the 9.37% return previously authorized. As part of the FERC-approved settlement of ComEd's 2007 transmission rate case, the rate of return on common equity is 11.5% and the common equity component of the ratio used to calculate the weighted average debt and equity return for the formula transmission rate is currently capped at 57%. This equity cap is reduced to 56% in June 2010 and 55% in June 2011 and subsequent years. This transmission rate base return is updated annually in accordance with the formula-based rate calculation discussed above.

PECO's transition period includes caps on electric generation rates that will expire on December 31, 2010 pursuant to the Competition Act. The electric distribution and transmission components of PECO's rates continue to be regulated. PECO's most recently approved weighted average debt and equity return on electric rate base, which included electric generation, was 11.23% (approved in 1990). PECO's purchased gas cost rates are not subject to caps and do not earn a return. As part of the gas distribution rate case filed in March 2008, PECO requested that the PAPUC authorize it to establish base rates for natural gas distribution service using a weighted average debt and equity return on gas rate base of 8.90%. The joint settlement petition in that matter, approved in October 2008 by the PAPUC, did not specify the rate of return upon which the settlement rates are based, but rather provided for an increase in annual revenue. Prior to the 2008 gas distribution rate case, the most recently approved weighted average debt and equity return on gas rate base was 11.45% (approved in 1988).

Market-Based Rates. Generation, ComEd and PECO are public utilities for purposes of the Federal Power Act and are required to obtain FERC's acceptance of rate schedules for wholesale electricity sales. Currently, Generation, ComEd and PECO have authority to execute wholesale electricity sales at market-based rates. As is customary with market-based rate schedules, FERC has reserved the right to suspend market-based rate authority on a retroactive basis if it subsequently determines that Generation, ComEd or PECO has violated the terms and conditions of its tariff or the Federal Power Act. FERC is also authorized to order refunds if it finds that the market-based rates are not just and reasonable under the Federal Power Act.

In June 2007, FERC issued a Final Rule on Market-Based Rates for Wholesale Sales of Electric Energy, Capacity and Ancillary Services by Public Utilities (Order No. 697), which updated and modified the tests that FERC had implemented in 2004. That order was clarified in December 2007. Subsequently, Order No. 697 was largely affirmed and further clarified in Order No. 697-A, Order No. 697-B and Order No. 697-C. The Registrants do not expect that the Final Rule will have a material effect on their results of operations in the short-term. The longer-term impact will depend on the future application by FERC of Order Nos. 697 and future actions involving market-based rates.

During 2008, Generation, ComEd and PECO filed an analysis for generation in the Northeast region covering generation in PJM and ISO-New England and Generation filed an analysis for generation in the Southeast region covering generation in the Southern Company and Entergy areas; and in 2009, Generation filed an analysis for generation in the Central region covering generation in the MISO market. In each case, the filing used FERC's updated screening tests, as required by the Final Rule. These analyses demonstrated that Exelon does not have market power in those areas and, therefore, is entitled to continue to sell at market-based rates in them. FERC accepted the 2008 filings on January 15, 2009 and September 2, 2009 and accepted the 2009 filing on October 26, 2009, affirming Exelon's affiliates' continued right to make sales at market-based rates.

Reliability Pricing Model. On August 31, 2005, PJM submitted a proposal to FERC for a new capacity payment construct to replace PJM's then-existing capacity obligation rules. The proposal provided for a forward capacity procurement auction to establish capacity and payment obligations using a demand curve and locational deliverability zones for capacity. The FERC affirmed PJM's proposal for forward commitments and other matters, but encouraged PJM and the parties to that FERC proceeding to resolve other RPM issues by settlement. A settlement was reached on September 29, 2006 and was approved by FERC on December 22, 2006. The settlement provided for an auction 36 months in advance of each delivery year beginning with the delivery year ending

May 31, 2012 and an expedited phase-in process for four transitional auctions covering delivery years ending on May 31 in 2008 through 2011. All but one appeal of FERC's order approving RPM were withdrawn on February 27, 2009 and the remaining appeal was denied by the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Circuit) on March 17, 2009.

PJM's four transitional RPM auctions took place in April 2007, July 2007, October 2007 and January 2008 and established prices for the period from June 1, 2007 through May 31, 2011. Subsequent auctions will take place 36 months ahead of the scheduled delivery year. The auction for the delivery year ending May 31, 2012 and May 31, 2013 occurred in May 2008 and May 2009, respectively. Thus far, the RPM capacity auctions have secured capacity for the PJM market through 2013. While auction results produced varying prices, as anticipated, the RPM has been beneficial for owners of generation facilities, particularly for such facilities located in constrained zones, as compared to the prior capacity-payment construct.

On May 30, 2008, a group of PJM load-serving entities, state commissions, consumer advocates and trade associations (referred to collectively as the RPM Buyers) filed a complaint at FERC against PJM alleging that three of the four transitional RPM auctions yielded prices that are unjust and unreasonable under the Federal Power Act. Most of the parties comprising the RPM Buyers group were parties to the settlement approved by FERC that established RPM. In the complaint, the RPM Buyers requested that the total projected payments to RPM sellers for the three auctions at issue be materially reduced. On September 19, 2008, FERC dismissed the complaint finding that no party violated PJM's tariff and the prices determined during the initial auctions implementing the RPM were in accord with the tariff provisions governing the auctions. On June 18, 2009, FERC denied the RPM Buyers' request for rehearing of FERC's September 19, 2008 order. On August 14, 2009, RPM Buyers filed a petition with the U.S. Court of Appeals for the Fourth Circuit for review of the FERC's September 19, 2008 order, rejecting their complaint that RPM resulted in unjust and unreasonable capacity prices. On September 17, 2009, PJM filed a motion to transfer the case to the D.C. Circuit on the grounds that the Fourth Circuit was an improper venue. On November 12, 2009, the court granted the motion. If the D.C. Circuit were to reverse FERC's decision, FERC would be required to conduct additional proceedings regarding the substantive allegations in the complaint. Exelon and Generation believe that it is remote that the ultimate outcome of this matter will have a material adverse impact on their respective results of operations, cash flows or financial position.

In a companion order also issued on September 19, 2008, FERC directed PJM and its stakeholders to evaluate whether prospective changes should be made to RPM and, if a consensus is reached, file such a consensus with FERC in time to be in effect for the May 2009 RPM Auction. PJM filed a report with FERC on December 12, 2008 summarizing the discussions and explaining that a consensus was not reached. PJM also filed its own proposal with FERC on December 12, 2008. On March 26, 2009, FERC issued an order accepting in part and rejecting in part PJM's December 12 filing, as amended by an Offer of Settlement filed by PJM and some members of PJM in response to the December 12 filing. A number of parties filed for rehearing and/or clarification of the March 26, 2009 Order. On August 14, 2009, the Commission granted in part and denied in part requests for rehearing and clarification. Any order may then be subject to review in the United States Court of Appeals.

License Renewals. In July 2005, Generation applied for license renewal for Oyster Creek on a timeline consistent and integrated with the other planned license renewal filings for the Generation nuclear fleet. The application was challenged by a coalition of citizen groups (citizen groups) and the NJDEP, including filings made with the NRC's ASLB, the NRC Commissioners and the U.S. Court of Appeals for the Third Circuit. These filings and appeals were rejected or denied. On April 8, 2009, the NRC issued the renewed operating license for Oyster Creek that expires in April 2029. On May 29, 2009, the citizen groups filed a Petition for Review of the NRC's renewal of Oyster Creek's operating license in the U.S. Court of Appeals for the Third Circuit. If the appeal is successful, it is unlikely that it would result in a revocation of the renewed license; however, it could cause the NRC to impose additional conditions over the course of the period of extended operation.

On January 8, 2008, AmerGen submitted an application to the NRC to extend the operating license of TMI Unit 1 for an additional 20 years. On October 22, 2009, the NRC issued the renewed operating license for TMI Unit 1 that expires in April 2034.

On August 18, 2009, PSEG submitted an application to the NRC to extend the operating license of Salem Units 1 and 2 by 20 years. Exelon is part owner of the Salem Units. The NRC is expected to spend a total of 22 to 30 months to review the application before making a decision. The current operating licenses expire in 2016 and 2020, respectively.

3. Accounts Receivable

Accounts receivable at December 31, 2009 and 2008 included estimated unbilled revenues, representing an estimate for the unbilled amount of energy or services provided to customers, and is net of an allowance for uncollectible accounts as follows:

	2009	2008
Unbilled revenues	$1,035	$1,199
Allowance for uncollectible accounts	(225)	(238)

PECO is party to an agreement with a financial institution under which it sold an undivided interest, adjusted daily, in up to $225 million of designated accounts receivable, which PECO accounted for as a sale as of December 31, 2009. Under new guidance effective January 1, 2010, this agreement will be accounted for as a secured borrowing. See Note 1—Significant Accounting Policies for additional information. PECO retains the servicing responsibility for the sold receivables and has recorded a servicing liability. The agreement terminates on September 16, 2010, unless extended in accordance with its terms. As of December 31, 2009, PECO was in compliance with the requirements of the agreement. In the event the agreement is not extended, PECO has sufficient short-term liquidity and will seek alternate financing. See Note 7—Fair Value of Financial Assets and Liabilities for additional information regarding the servicing liability.

4. Property, Plant and Equipment

Exelon

The following table presents a summary of property, plant and equipment by asset category as of December 31, 2009 and 2008:

	Average Service Life (years)	2009	2008
Asset Category			
Electric—transmission and distribution	5-75	$19,441	$18,509
Electric—generation	1-72	9,666	9,108
Gas—transportation and distribution	5-66	1,679	1,631
Common—electric and gas	5-50	517	496
Nuclear fuel [(a)]	1-8	3,340	2,811
Construction work in progress	N/A	1,263	1,038
Other property, plant and equipment [(b)]	5-58	458	462
Total property, plant and equipment		36,364	34,055
Less: accumulated depreciation [(c)]		9,023	8,242
Property, plant and equipment, net		$27,341	$25,813

(a) Includes nuclear fuel that is in the fabrication and installation phase of $711 million and $490 million at December 31, 2009 and 2008, respectively.

(b) Includes Generation's buildings under capital lease with a net carrying value of $28 million and $31 million at December 31, 2009 and 2008, respectively. The original cost basis of the buildings was $53 million and total accumulated amortization was $24 million and $22 million as of December 31, 2009 and 2008, respectively. Also includes unregulated property at ComEd and PECO.

(c) Includes accumulated depreciation related to regulated property at ComEd and PECO of $4,565 million and $4,205 million as of December 31, 2009 and 2008, respectively. Includes accumulated amortization of nuclear fuel in the reactor core at Generation of $1,383 million and $1,214 million as of December 31, 2009 and 2008, respectively. On December 2, 2009, Generation announced its intention to permanently retire four of its fossil-fired generating units effective May 31, 2011. Exelon recorded approximately $32 million of additional depreciation expense to reflect changes in useful lives for the plant assets that will be taken out of service prior to their previously estimated service period. See Note 14—Corporate Restructuring and Plant Retirements for additional information.

The following table presents the annual depreciation provisions as a percentage of average service life for each asset category.

Average Service Life Percentage by Asset Category	2009	2008	2007
Electric—transmission and distribution	2.43%	2.42%	2.38%
Electric—generation	2.28%	2.02%	1.90%
Gas	1.75%	1.74%	1.69%
Common—electric and gas	6.41%	6.51%	6.36%

5. Jointly Owned Electric Utility Plant

Exelon's, Generation's and PECO's undivided ownership interests in jointly owned electric plants at December 31, 2009 and 2008 were as follows:

	Nuclear generation			Fossil fuel generation			Transmission		Other
	Quad Cities	Peach Bottom	Salem [(a)]	Keystone	Conemaugh	Wyman	PA [(b)]	DE/NJ [(c)]	Other [(d)]
Operator	Generation	Generation	PSEG Nuclear	Reliant	Reliant	FP&L	First Energy	PSG&E	
Ownership interest	75.00%	50.00%	42.59%	20.99%	20.72%	5.89%	22.00%	42.55%	44.24%
Exelon's share at December 31, 2009:									
Plant	$ 570	$ 520	$ 386	$ 357	$ 236	$ 3	$ 5	$ 60	$ 1
Accumulated depreciation	101	263	79	119	151	2	4	28	—
Construction work in progress	107	56	46	1	11	—	—	—	—
Exelon's share at December 31, 2008:									
Plant	$ 512	$ 490	$ 379	$ 192	$ 233	$ 2	$ 5	$ 60	$ 1
Accumulated depreciation	85	256	73	114	148	1	4	27	—
Construction work in progress	60	21	37	107	2	1	—	—	—

(a) Generation also owns a proportionate share in the fossil fuel combustion turbine at Salem, which is fully depreciated. The gross book value was $3 million at December 31, 2009 and 2008.
(b) PECO owns a 22.00% share in 127 miles of 500,000 voltage lines located in Pennsylvania.
(c) PECO owns a 42.55% share in 131 miles of 500,000 voltage lines located in Delaware and New Jersey.
(d) Generation has a 44.24% ownership interest in Merrill Creek Reservoir located in New Jersey.

Exelon's, Generation's and PECO's undivided ownership interests are financed with their funds and all operations are accounted for as if such participating interests were wholly owned facilities. Exelon's, Generation's and PECO's share of direct expenses of the jointly owned plants are included in fuel and operating and maintenance expenses on Exelon's and Generation's Consolidated Statements of Operations and in operating and maintenance expenses on PECO's Consolidated Statements of Operations.

6. Intangible Assets

Goodwill

Exelon's gross amount of goodwill, accumulated impairment losses and carrying amount of goodwill for the years ended December 31, 2009 and 2008 were as follows:

	2009			2008		
	Gross Amount [(a)]	Accumulated Impairment Losses	Carrying Amount	Gross Amount [(a)]	Accumulated Impairment Losses	Carrying Amount
Balance, January 1	$4,608	$1,983	$2,625	$4,608	$1,983	$2,625
Impairment losses	—	—	—	—	—	—
Balance, December 31,	$4,608	$1,983	$2,625	$4,608	$1,983	$2,625

(a) Reflects goodwill recorded in 2000 from the PECO/Unicom merger net of amortization, resolution of tax matters and other non-impairment-related changes as allowed under previous authoritative guidance.

Goodwill is not amortized, but is subject to an assessment for impairment at least annually, or more frequently if events or circumstances indicate that goodwill might be impaired. The impairment assessment is performed using a two-step, fair value based test. The first step compares the fair value of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and a charge to operating expense.

Exelon assesses goodwill impairment at its ComEd reporting unit. Accordingly, any goodwill impairment charge at ComEd will affect Exelon's consolidated results of operations. As a result of new authoritative guidance for fair value measurement effective January 1, 2009, Exelon and ComEd now estimate the fair value of the ComEd reporting unit using a weighted combination of a discounted cash flow analysis and a market multiples analysis instead of the expected cash flow approach used in 2008 and prior years. The discounted cash flow analysis relies on a single scenario reflecting "base case" or "best estimate" projected cash flows for ComEd's business and includes an estimate of ComEd's terminal value based on these expected cash flows using the generally accepted Gordon Dividend Growth formula, which derives a valuation using an assumed perpetual annuity based on the entity's residual cash flows. The discount rate is based on the generally accepted Capital Asset Pricing Model and represents the weighted average cost of capital of comparable companies. The market multiples analysis utilizes multiples of business enterprise value to earnings, before interest, taxes, depreciation and amortization (EBITDA) of comparable companies in estimating fair value. Significant assumptions used in estimating the fair value include ComEd's capital structure, discount and growth rates, utility sector market performance, operating and capital expenditure requirements, fair value of debt, the selection of peer group companies and recent transactions. Management performs a reconciliation of the sum of the estimated fair value of all Exelon reporting units to Exelon's enterprise value based on its trading price to corroborate the results of the discounted cash flow analysis and the market multiple analysis.

2009 Annual Goodwill Impairment Assessment. The 2009 annual goodwill impairment assessment was performed as of November 1, 2009. The first step of the annual impairment analysis, comparing the fair value of ComEd to its carrying value, including goodwill, indicated no impairment of goodwill, therefore the second step was not required. Although financial markets have stabilized over the past year, current economic conditions continue to impact the market-related assumptions used in the 2009 annual assessment. While the estimated fair value of ComEd has increased since the 2008 assessment, deterioration of the market related factors used in the impairment review could possibly result in a future impairment loss of ComEd's goodwill, which could be material.

2008 Annual Goodwill Impairment Assessment. The 2008 annual goodwill impairment assessment was performed as of November 1, 2008. The first step of the annual impairment analysis, comparing the fair value of ComEd to its carrying value, including goodwill, indicated no impairment of goodwill, therefore the second step was not required. The order in the 2007 Rate Case and the implementation of a formula-based transmission rate provided more certainty related to ComEd's future cash flows. However, the economic downturn and the capital and credit market crisis affected the market-related assumptions resulting in a significant decrease in estimated fair value of ComEd since the 2007 assessment.

2007 Annual Goodwill Impairment Assessment. The 2007 annual goodwill impairment assessment was performed as of November 1, 2007. The first step of the annual impairment analysis, comparing the fair value of ComEd to its carrying value, including goodwill, indicated no impairment of goodwill, therefore the second step was not required.

Other Intangible Assets

Exelon's other intangible assets, included in deferred debits and other assets in their Consolidated Balance Sheets, consisted of the following as of December 31, 2009:

				Estimated amortization expense				
	Gross	**Accumulated Amortization**	**Net**	**2010**	**2011**	**2012**	**2013**	**2014**
December 31, 2009								
Chicago settlement—1999 agreement [(a)]	$100	$(61)	$39	$3	$3	$3	$3	$3
Chicago settlement—2003 agreement [(b)]	62	(25)	37	4	4	4	4	4
Total intangible assets	$162	$(86)	$76	$7	$7	$7	$7	$7

(a) In March 1999, ComEd entered into a settlement agreement with the City of Chicago associated with ComEd's franchise agreement. Under the terms of the settlement, ComEd agreed to make payments of $25 million to the City of Chicago each year from 1999 to 2002. The intangible asset recognized as a result of these payments is being amortized ratably over the remaining term of the franchise agreement, which ends in 2020.

(b) In February 2003, ComEd entered into separate agreements with the City of Chicago and with Midwest Generation, LLC (Midwest Generation). Under the terms of the settlement agreement with the City of Chicago, ComEd agreed to pay the City of Chicago a total of $60 million over a ten-year period, beginning in 2003. The intangible asset recognized as a result of the settlement agreement is being amortized ratably over the remaining term of the City of Chicago franchise agreement, which ends in 2020. As required by the settlement, ComEd also made a payment of $2 million to a third party on the City of Chicago's behalf. Pursuant to the agreement discussed above, ComEd received payments of $32 million from Midwest Generation to relieve Midwest Generation's obligation under its 1999 fossil sale agreement with ComEd to build the generation facility in the City of Chicago. The payments received by ComEd, which have been recorded in other long-term liabilities, are being recognized ratably (approximately $2 million annually) as an offset to amortization expense over the remaining term of the franchise agreement.

For each of the years ended December 31, 2009, 2008 and 2007, Exelon's and ComEd's amortization expense related to intangible assets was $7 million.

Renewable Energy Credits and Alternative Energy Credits. Exelon's, Generation's, and PECO's other intangible assets, included in other deferred debits and other assets on the Consolidated Balance Sheets, include RECs (Exelon and Generation) and AECs (PECO). As of December 31, 2009 and December 31, 2008, PECO had AECs of $13 million and $1 million, respectively. As of December 31, 2009 and December 31, 2008, the balances of RECs for Generation were $6 million and $2 million, respectively. See Note 2—Regulatory Issues for additional information on RECs and AECs.

7. Fair Value of Financial Assets and Liabilities

Non-Derivative Financial Assets and Liabilities. As of December 31, 2009 and 2008, Exelon's carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are representative of fair value because of the short-term nature of these instruments.

Fair Value of Financial Liabilities Recorded at the Carrying Amount

The carrying amounts and fair values of Exelon's long-term debt and SNF obligation as of December 31, 2009 and 2008 were as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt (including amounts due within one year)	$11,634	$12,223	$11,426	$10,803
Long-term debt to PETT (including amounts due within one year)	415	426	1,124	1,193
Long-term debt to other financing trusts	390	325	390	200
Spent nuclear fuel obligation	1,017	832	1,015	544
Preferred securities of subsidiary	87	63	87	63

Fair values of long-term debt are determined by a valuation model, which is based on a conventional discounted cash flow methodology and utilizes assumptions of current market pricing curves. The fair value of preferred securities of subsidiaries is determined using observable market prices as these securities are actively traded. The carrying amount of Exelon's and Generation's SNF obligation resulted from a contract with the DOE to provide for disposal of SNF from Generation's nuclear generating stations. Exelon's and Generation's obligation to the DOE accrues at the 13-week Treasury rate and fair value was determined by comparing the carrying amount of the obligation at the 13-week Treasury rate to the present value of the obligation discounted using the prevailing Treasury rate for a long-term obligation with an estimated maturity of 2020 (after being adjusted for Generation's credit risk).

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

- Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Registrants have the ability to access as of the reporting date. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded equity securities, exchange-based derivatives, mutual funds and money market funds.
- Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, commingled investment funds priced at NAV per fund share and fair value hedges.

- Level 3—unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability. Financial assets and liabilities utilizing Level 3 inputs include infrequently traded non-exchange-based derivatives.

Upon Exelon's and Generation's initial adoption of the authoritative guidance for fair value measurements, and in periods since adoption, Exelon and Generation have classified investments in NDT commingled funds, reported at NAV, within Level 3 of the fair value hierarchy. The FASB issued authoritative guidance in September 2009, effective for periods ending after December 15, 2009, indicating that if a reporting entity has the ability to redeem its investment at NAV at the measurement date or at a future date, it shall be classified as Level 2 in the fair value hierarchy. As of December 31, 2009, Exelon and Generation continue to report these investments at NAV without adjustment and have classified them within Level 2 of the fair value hierarchy.

See Note 13—Retirement Benefits for further information regarding the fair value and related valuation techniques for pension and postretirement plan assets.

The following table presents assets and liabilities measured and recorded at fair value on Exelon's Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2009 and 2008:

As of December 31, 2009	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents [(a)]	$1,845	$ —	$—	$1,845
Nuclear decommissioning trust fund investments				
Cash equivalents	2	120	—	122
Equity securities [(b)]	1,528	—	—	1,528
Commingled funds [(c)]	—	2,086	—	2,086
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	511	119	—	630
Debt securities issued by states of the United States and political subdivisions of the states	—	454	—	454
Corporate debt securities	—	710	—	710
Federal agency mortgage-backed securities	—	887	—	887
Commercial mortgage-backed securities (non-agency)	—	91	—	91
Residential mortgage-backed securities (non-agency)	—	9	—	9
Other debt obligations	—	76	—	76
Nuclear decommissioning trust fund investments subtotal [(d)]	2,041	4,552	—	6,593
Rabbi trust investments				
Cash equivalents	28	—	—	28
Mutual funds [(e)(f)]	13	—	—	13
Rabbi trust investments subtotal	41	—	—	41
Mark-to-market derivative net (liabilities) assets [(g)(h)]	(4)	852	(44)	804
Total assets	3,923	5,404	(44)	9,283
Liabilities				
Deferred compensation	—	(82)	—	(82)
Servicing liability	—	—	(2)	(2)
Total liabilities	—	(82)	(2)	(84)
Total net assets (liabilities)	$3,923	$5,322	$(46)	$9,199

As of December 31, 2008	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (a)	$1,228	$ —	$ —	$1,228
Nuclear decommissioning trust fund investments				
Cash equivalents	13	—	—	13
Equity securities (b)	903	—	—	903
Commingled funds (c)	—	94	1,220	1,314
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	419	91	—	510
Debt securities issued by states of the United States and political subdivisions of the states	—	414	—	414
Corporate debt securities	—	764	—	764
Federal agency mortgage-backed securities	6	1,495	—	1,501
Commercial mortgage-backed securities (non-agency)	—	111	—	111
Other debt obligations	—	107	—	107
Nuclear decommissioning trust fund investments subtotal (d)	1,341	3,076	1,220	5,637
Rabbi trust investments				
Cash equivalents	2	—	—	2
Mutual funds (e)(f)	43	—	—	43
Rabbi trust investments subtotal	45	—	—	45
Mark-to-market derivative net assets (g)(h)(i)	12	806	106	924
Total assets	2,626	3,882	1,326	7,834
Liabilities				
Deferred compensation	—	(85)	—	(85)
Servicing liability	—	—	(2)	(2)
Total liabilities	—	(85)	(2)	(87)
Total net assets	$2,626	$3,797	$1,324	$7,747

(a) Excludes certain cash equivalents considered to be held-to-maturity and not reported at fair value.

(b) Generation's NDT funds hold equity portfolios whose performance is benchmarked against the S&P 500 Index, Russell 3000 Index or Morgan Stanley Capital International Europe, Australasia and Far East (EAFE) Index.

(c) Generation's NDT funds own commingled funds that invest in both equity and fixed income securities. The commingled funds that invest in equity securities seek to track the performance of the S&P 500 Index, Morgan Stanley Capital International EAFE Index and Russell 3000 Index. The commingled funds that hold fixed income securities invest primarily in a diversified portfolio of high grade money market instruments and other short-term fixed income securities.

(d) Excludes net assets of $76 million and net liabilities of $137 million consisting of payables related to pending securities purchases net of cash, interest receivables and receivables related to pending securities sales at December 31, 2009 and December 31, 2008, respectively.

(e) The mutual funds held by the Rabbi trusts invest in large cap equity securities and municipal debt securities. During the second quarter of 2009, Exelon and ComEd recorded an other-than-temporary impairment of $7 million (pre-tax) related to Rabbi trust investments in other income and deductions.

(f) Excludes $23 million and $19 million of the cash surrender value of life insurance investments at December 31, 2009 and December 31, 2008, respectively.

(g) Includes both current and noncurrent mark-to-market derivative assets and interest rate swaps, and is net of current and noncurrent mark-to-market derivative liabilities. In addition, the Level 3 balance does not include current and noncurrent assets for Generation and current and noncurrent liabilities for ComEd of $302 million and $669 million at December 31, 2009 and $111 million and $345 million at December 31, 2008, respectively, related to the fair value of Generation's financial swap contract with ComEd, and a noncurrent asset of $2 million at December 31, 2009 related to the fair value of Generation's block contracts with PECO, which eliminate upon consolidation in Exelon's Consolidated Financial Statements.

(h) Includes collateral postings received from and paid to counterparties. Collateral received from counterparties, net of collateral paid to counterparties, totaled $3 million, $941 million and $3 million that are netted against Level 1, Level 2 and Level 3 mark-to-market derivative net assets, respectively, as of December 31, 2009. Collateral received from counterparties, net of collateral paid to counterparties, totaled $11 million, $741 million and $1 million that are netted against Level 1, Level 2 and Level 3 mark-to-market derivative net assets, respectively, as of December 31, 2008.

(i) Exelon and Generation reclassified certain assets and liabilities with respect to option premiums into the mark-to-market net asset and liability accounts to conform with the current year presentation. Refer to Note 8-Derivative Financial Instruments for further discussion. The impact of the reclassification was an increase of $245 million to Level 2 mark-to-market derivative net assets.

The following table presents the fair value reconciliation of Level 3 assets and liabilities measured at fair value on a recurring basis during the years ended December 31, 2009 and 2008:

For the Year Ended December 31, 2009	Nuclear Decommissioning Trust Fund Investments	Mark-to-Market Derivatives	Servicing Liability	Total
Balance as of January 1, 2009	$ 1,220	$ 106	$ (2)	$ 1,324
Total realized / unrealized gains (losses)				
Included in income	119	(134)[(a)]	—	(15)
Included in other comprehensive income	—	5[(b)]	—	5
Included in regulatory assets/liabilities	275	(2)	—	273
Change in collateral	—	(2)		(2)
Purchases, sales and issuances, net	337	—	—	337
Transfers out of Level 3	(1,951)[(c)]	(17)	—	(1,968)
Balance as of December 31, 2009	$ —	$ (44)	$ (2)	$ (46)
The amount of total losses included in income attributed to the change in unrealized gains (losses) related to assets and liabilities held as of December 31, 2009	$ —	$ (79)	$—	$ (79)

(a) Includes the reclassification of $55 million of realized losses due to the settlement of derivative contracts recorded in results of operations.

(b) Excludes $782 million of changes in the fair value and $267 million of realized losses due to settlements associated with Generation's financial swap contract with ComEd, and $2 million of changes in the fair value of Generation's block contracts with PECO. All items eliminate upon consolidation in Exelon's Consolidated Financial Statements.

(c) As of December 31, 2009, investments in NDT commingled funds, stated at NAV, were transferred out of Level 3 and into Level 2 in accordance with FASB issued authoritative guidance noted above.

For the Year Ended December 31, 2008	Nuclear Decommissioning Trust Fund Investments	Mark-to-Market Derivatives	Servicing Liability	Total
Balance as of January 1, 2008	$2,019	$ 52	$ (1)	$2,070
Total realized / unrealized (losses) gains				
Included in income	(321)	35 [(a)]	(1)	(287)
Included in other comprehensive income	—	(32) [(b)]	—	(32)
Included in regulatory liabilities	(553)	—	—	(553)
Change in collateral	—	(1)	—	(1)
Purchases, sales and issuances, net	109	—	—	109
Transfers into (out of) Level 3	(34)	52	—	18
Balance as of December 31, 2008	$1,220	$106	$ (2)	$1,324
The amount of total gains (losses) included in income attributed to the change in unrealized gains (losses) related to assets and liabilities held as of December 31, 2008	$ (310)	$125	$—	$ (185)

(a) Includes the reclassification of $90 million of realized losses due to the settlement of derivative contracts recorded in results of operations.

(b) Excludes $888 million of changes in the fair value and $24 million of realized gains due to settlements associated with Generation's financial swap contract with ComEd. All items eliminate upon consolidation in Exelon's Consolidated Financial Statements.

The following table presents total realized and unrealized gains (losses) included in income for Level 3 assets and liabilities measured at fair value on a recurring basis during the years ended December 31, 2009 and 2008:

	Operating Revenue	Purchased Power	Fuel	Other, net
Total (losses) gains included in income for the year ended December 31, 2009	$(86)	$(11)	$(37)	$119
Change in the unrealized losses relating to assets and liabilities held as of the year ended December 31, 2009	$ (2)	$ (8)	$(69)	$—

	Operating Revenue	Purchased Power	Fuel	Other, net
Total gains (losses) included in income for the year ended December 31, 2008	$ 63	$(12)	$(16)	$(321)
Change in the unrealized gains (losses) relating to assets and liabilities held as of the year ended December 31, 2008	$107	$(34)	$ 52	$(310)

Valuation Techniques Used to Determine Fair Value

The following describes the valuation techniques used to measure the fair value of the assets and liabilities shown in the tables above.

Cash Equivalents. The Registrants' cash equivalents include investments with maturities of three months or less when purchased. The cash equivalents shown in the fair value table are comprised of investments in mutual and money market funds. The fair values of the shares of these funds are based on observable market prices and, therefore, have been categorized in Level 1 in the fair value hierarchy.

Nuclear Decommissioning Trust Fund Investments. The trust fund investments have been established to satisfy Exelon's and Generation's nuclear decommissioning obligations. The NDT funds hold debt and equity securities directly and indirectly through commingled funds. Generation's investment policies place limitations on the types and investment grade ratings of the securities that may be held by the trusts. These policies restrict the trust funds from holding alternative investments and limit the trust funds' exposures to investments in highly illiquid markets. Investments with maturities of three months or less when purchased, including certain short-term fixed income securities, are considered cash equivalents and included in the recurring fair value measurements hierarchy as Level 1 or Level 2.

With respect to individually held equity securities, the trustees obtain prices from pricing services, whose prices are obtained from direct feeds from market exchanges, which Generation is able to independently corroborate. The fair values of equity securities held directly by the trust funds are based on quoted prices in active markets and are categorized in Level 1. Equity securities held individually are primarily traded on the New York Stock Exchange and NASDAQ—Global Select Market, which contain only actively traded securities due to the volume trading requirements imposed by these exchanges.

For fixed income securities, multiple prices and price types are obtained from pricing vendors whenever possible, which enables cross-provider validations in addition to checks for unusual daily movements. A primary price source is identified based on asset type, class or issue for each security. The trustees monitor prices supplied by pricing services and may use a supplemental price source or change the primary price source of a given security if the portfolio managers challenge an assigned price and the trustees determine that another price source is considered to be preferable. Generation has obtained an understanding of how these prices are derived, including the nature and observability of the inputs used in deriving such prices. Additionally, Generation selectively corroborates the fair values of securities by comparison to other market-based price sources. U.S. Treasury securities are categorized as Level 1 because they trade in a highly liquid and transparent market. The fair values of fixed income securities, excluding U.S. Treasury securities, are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized in Level 2. To draw parallels from the trading and quoting of fixed income securities with similar features, pricing services consider various characteristics including the issuer, maturity, purpose of loan, collateral attributes, prepayment speeds, interest rates and credit ratings in order to properly value these securities.

Commingled funds, which are similar to mutual funds, are maintained by investment companies and hold certain investments in accordance with a stated set of fund objectives. The fair values of short-term commingled funds held within the trust funds, which generally hold short-term fixed income securities and are not subject to restrictions regarding the purchase or sale of shares, are derived from observable prices. The objectives of the remaining commingled funds in which Exelon and Generation invest primarily seek to track the performance of certain equity indices by purchasing equity securities to replicate the capitalization and characteristics of the indices. In general, equity commingled funds are redeemable on the 15th of the month and the last business day of the month, however, the fund manager may designate any day as a valuation date for the purpose of purchasing or redeeming units. Commingled funds are categorized in Level 2 at December 31, 2009 because the fair value of the funds are based on NAVs per fund share (the unit of account), primarily derived from the quoted prices in active markets of the underlying equity securities and because they are offered to a limited group of investors and, therefore, not traded in an active market. See Note 11—Asset Retirement Obligations for further discussion on the NDT fund investments.

Rabbi Trust Investments. The Rabbi trusts were established to hold assets related to deferred compensation plans existing for certain active and retired members of Exelon's executive management and directors. The investments in the Rabbi trusts are included in investments in the Registrants' Consolidated Balance Sheets. The fair values of the shares of the funds are based on observable market prices and, therefore, have been categorized in Level 1 in the fair value hierarchy.

The Registrants evaluate the securities held in their Rabbi trusts for other-than-temporary impairment by analyzing the historical performance, cost basis and market value of securities in unrealized loss positions in comparison to related market indices. During June 2009, ComEd concluded that certain investments were other-than-temporarily impaired based on various factors assessed in the aggregate, including the duration and severity of the impairment, the anticipated recovery of the securities and considerations of ComEd's ability and intent to hold the investments until the recovery of their cost basis. This analysis resulted in an impairment charge of $7 million (pre-tax) recorded in other income and deductions associated with ComEd's investments held in Rabbi trusts.

Mark-to-Market Derivatives. Derivative contracts are traded in both exchange-based and non-exchange-based markets. Exchange-based derivatives that are valued using unadjusted quoted prices in active markets are categorized in Level 1 in the fair value hierarchy. Certain non-exchange-based derivatives are valued using indicative price quotations available through brokers or over-the-counter, on-line exchanges and are categorized in Level 2. These price quotations reflect the average of the bid-ask, mid-point prices and are obtained from sources that the Registrants believe provide the most liquid market for the commodity. The price quotations are reviewed and corroborated to ensure the prices are observable and representative of an orderly transaction between market participants. This includes consideration of actual transaction volumes, market delivery points, bid-ask spreads and contract duration. The remainder of non-exchange-based derivative contracts is valued using the Black model, an industry standard option valuation model. The Black model takes into account inputs such as contract terms, including maturity, and market parameters, including assumptions of the future prices of energy, interest rates, volatility, credit worthiness and credit spread. For non-exchange-based derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs are generally observable. Such instruments are categorized in Level 2. The Registrants' non-exchange-based derivatives are predominately at liquid trading points. For non-exchange-based derivatives that trade in less liquid markets with limited pricing information, such as the financial swap contract between Generation and ComEd, model inputs generally would include both observable and unobservable inputs. These valuations may include an estimated basis adjustment from an illiquid trading point to a liquid trading point for which active price quotations are available. For valuations that include both observable and unobservable inputs, if the unobservable input is determined to be significant to the overall inputs, the entire valuation is categorized in Level 3. In instances where observable data is unavailable, consideration is given to the assumptions that market participants would use in valuing the asset or liability. This includes assumptions about market risks such as liquidity, volatility and contract duration. Such instruments are categorized in Level 3 as the model inputs generally are not observable. The Registrants consider credit and nonperformance risk in the valuation of derivative contracts categorized in Level 1, 2 and 3, including both historical and current market data in their assessment of credit and nonperformance risk. The impacts of credit and nonperformance risk were not material to the financial statements.

Exelon may utilize fixed-to-floating interest rate swaps, which are typically designated as fair value hedges, as a means to achieve its targeted level of variable-rate debt as a percent of total debt. In addition, the Registrants may utilize interest rate derivatives to lock in interest rate levels in anticipation of future financings, which are typically designated as cash flow hedges. Exelon uses a calculation of future cash inflows and estimated future outflows related to the swap agreements, which are discounted and netted to determine the current fair value. Additional inputs to the present value calculation include the contract terms, counterparty credit risk and market parameters such as interest rates and volatility. As these inputs are based on observable data and valuations of similar instruments, the interest rate swaps are categorized in Level 2 in the fair value hierarchy. See Note 8—Derivative Financial Instruments for further discussion on mark-to-market derivatives.

Deferred Compensation Obligations. The Registrants' deferred compensation plans allow participants to defer certain cash compensation into a notional investment account. The Registrants include such plans in other current and noncurrent liabilities in their Consolidated Balance Sheets. The value of the Registrants' deferred compensation obligations is based on the market value of the participants' notional investment accounts. The notional investments are comprised primarily of mutual funds, which are based on observable market prices. However, since the deferred compensation obligations themselves are not exchanged in an active market, they are categorized in Level 2 in the fair value hierarchy.

Servicing Liability. PECO is party to an agreement with a financial institution under which it sold an undivided interest, adjusted daily, in up to $225 million of designated accounts receivable. A servicing liability was recorded for the agreement in accordance with the current authoritative guidance for servicing of assets and extinguishment of liabilities. The servicing liability is included in other current liabilities in Exelon's and PECO's Consolidated Balance Sheets. The fair value of the liability has been determined using internal estimates based on provisions in the agreement, which are categorized as Level 3 inputs in the fair value hierarchy. See Note 18—Commitments and Contingencies for further discussion on the accounts receivable agreement.

Non-recurring Fair Value Measurements

Asset Impairment

As discussed in Note 4—Property, Plant and Equipment, as of March 31, 2009, Generation tested its Texas plants for potential impairment and recognized an impairment charge of $223 million in the first quarter of 2009 to reduce the carrying value of the Handley and Mountain Creek stations to fair value.

The impairment charge recorded by Generation for the Handley and Mountain Creek stations incorporated the fair values of the plants using unobservable inputs falling within Level 3 of the fair value hierarchy. Generation determined fair value considering multiple valuation techniques including the income (discounted cash flow), market (available comparables) and cost (replacement cost) valuation approaches. The results were evaluated and weighted, considering the reasonableness of the range indicated by those results. Significant inputs used under the income approach included forecasted cash flows based on forecasted generation, forward prices of natural gas and electricity, overall generation availability ERCOT and discount rate assumptions. Significant inputs under the transaction approach included market multiples that were derived from comparable transactions for peaking plants in ERCOT and other market regions and discount rate assumptions.

8. Derivative Financial Instruments

The Registrants are exposed to certain risks related to ongoing business operations. The primary risks managed by using derivative instruments are commodity price risk and interest rate risk. To the extent the amount of energy Exelon generates differs from the amount of energy it has contracted to sell, the Registrants are exposed to market fluctuations in the prices of electricity, fossil fuels, and other commodities. The Registrants employ established policies and procedures to manage their risks associated with market fluctuations by entering into physical contracts as well as financial derivative contracts including swaps, futures, forwards, options and short-term and long-term commitments to purchase and sell energy and energy-related products. The Registrants believe these instruments, which are classified as either economic hedges or non-derivatives, mitigate exposure to fluctuations in commodity prices. Exposure to interest rate risk exists as a result of the issuance of variable and fixed-rate debt, commercial paper and lines of credit.

Derivative accounting guidance requires that derivative instruments be recognized as either assets or liabilities at fair value. Under these provisions, economic hedges are recognized on the balance sheet at their fair value unless they qualify for the normal purchases and normal sales scope exception. The Registrants have applied the normal purchases and normal sales scope exception to certain derivative contracts for the forward sale of generation, power procurement agreements, and natural gas supply agreements. For economic hedges that qualify and are designated as cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in value of the underlying exposure is deferred in accumulated OCI and later reclassified into earnings when the underlying transaction occurs. For economic hedges that do not qualify or are not designated as cash flow hedges, changes in the fair value of the derivative are recognized in earnings each period and are classified as other derivatives in the following tables. Non-derivative contracts for access to additional generation and for sales to load-serving entities are accounted for primarily under the accrual method of accounting, which is further discussed in Note 18—Commitments and Contingencies. Additionally, Generation is exposed to certain market risks through its proprietary trading activities. The proprietary activities are a complement to Generation's energy marketing portfolio but represent a small portion of Generation's overall energy marketing activities.

Commodity Price Risk

Economic Hedging. The Registrants are exposed to commodity price risk primarily relating to changes in the market price of electricity, fossil fuels, and other commodities associated with price movements resulting from changes in supply and demand, fuel costs, market liquidity, weather conditions, governmental regulatory and environmental policies, and other factors. Within Exelon, Generation has the most exposure to commodity price risk. Generation uses a variety of derivative and non-derivative instruments to manage the commodity price risk of its electric generation facilities, including power sales, fuel and energy purchases, and other energy-related products marketed and purchased. In order to manage these risks, Generation may enter into fixed-price derivative or non-derivative contracts to hedge the variability in future cash flows from forecasted sales of energy and purchases of fuel and energy. The objectives for entering into such hedges include fixing the price for a portion of anticipated future electricity sales at a level that provides an acceptable return on electric generation operations, fixing the price of a portion of anticipated fuel purchases for the operation of power plants, and fixing the price for a portion of anticipated energy purchases to supply load-serving customers. The portion of forecasted transactions hedged may vary based upon management's policies and hedging objectives, the market, weather conditions, operational and other factors. Generation is also exposed to differences between the locational settlement prices of certain economic hedges and the hedged generating units. This price difference is actively managed through other instruments which include financial transmission rights, whose changes in fair value are recognized in earnings each period, and auction revenue rights.

In general, increases and decreases in forward market prices have a positive and negative impact, respectively, on Generation's owned and contracted generation positions which have not been hedged. Generation hedges commodity risk on a ratable basis over three-year periods. As of December 31, 2009, the percentage of expected generation hedged was 91%—94%, 69%—72 %, and 37%—40 % for 2010, 2011 and 2012, respectively. The percentage of expected generation hedged is the amount of equivalent sales divided by the expected generation. Expected generation represents the amount of energy estimated to be generated or purchased through owned or contracted capacity. Equivalent sales represent all hedging products, which include cash flow hedges, other derivatives and certain non-derivative contracts including sales to ComEd and PECO to serve their retail load.

ComEd has locked in a fixed price for a significant portion of its commodity price risk through the five-year financial swap contract with Generation that expires on May 31, 2013, which is discussed in more detail below. In addition, the contracts that Generation has entered into with ComEd and that ComEd has entered into with Generation and other suppliers as part of the ComEd power procurement agreements, which are further discussed in Note 2—Regulatory Issues, qualify for the normal purchases and normal sales scope exception. Based on the Illinois Settlement Legislation and ICC-approved procurement methodologies permitting ComEd to recover its electricity procurement costs from retail customers with no mark-up, ComEd's price risk related to power procurement is limited.

In order to fulfill a requirement of the Illinois Settlement, Generation and ComEd entered into a five-year financial swap contract effective August 28, 2007. The financial swap is designed to hedge spot market purchases, which along with ComEd's remaining energy procurement contracts, meet its load service requirements. The remaining swap contract volumes are 2,000 MW for the period extending June 2009 through May 2010 and 3,000 MW from June 2010 through May 2013. The terms of the financial swap contract require Generation to pay the market price for a portion of ComEd's electricity supply requirement, while ComEd pays a fixed price. The contract is to be settled net, for the difference between the fixed and market pricing, and the financial terms only cover energy costs and do not cover capacity or ancillary services. The financial swap contract is a derivative financial instrument that has been designated by Generation as a cash flow hedge. Consequently, Generation records the fair value of the swap on its balance sheet and records changes in fair value to OCI. ComEd has not elected hedge accounting for this derivative financial instrument and records the fair value of the swap on its balance sheet. However, since the financial swap contract was deemed prudent by the Illinois Settlement Legislation, ComEd receives full cost recovery for the contract in rates and the change in fair value each period is recorded by ComEd as a regulatory asset or liability. See Note 2—Regulatory Issues for additional information regarding the Illinois Settlement. In Exelon's consolidated financial statements, all financial statement effects of the financial swap recorded by Generation and ComEd are eliminated.

PECO has transferred substantially all of its commodity price risk related to its procurement of electric supply to Generation through a PPA that expires December 31, 2010. The PPA is not considered a derivative under current derivative authoritative guidance.

As part of the preparation for the expiration of the PPA, PECO has entered into derivative contracts to procure electric supply through a competitive RFP process as outlined in its PAPUC-approved DSP Program, which is further discussed in Note 2—Regulatory Issues. Based on Pennsylvania legislation and the DSP Program permitting PECO to recover its electric supply procurement costs from retail customers with no mark-up, PECO's price risk related to electric supply procurement will be limited. PECO will lock in fixed prices for a significant portion of its commodity price risk following the expiration of the electric generation rate caps through full requirements contracts and block contracts. PECO's full requirements fixed price contracts qualify for the normal purchases and normal sales scope exception. PECO accounts for the block contracts as other derivatives, which are recorded on its balance sheet at fair value and the change in fair value each period is recorded as a regulatory asset or liability.

PECO's natural gas procurement policy is designed to achieve a reasonable balance of long-term and short-term gas purchases under different pricing approaches in order to achieve system supply reliability at the least cost. PECO's reliability strategy is two-fold. First, PECO must assure that there is sufficient transportation capacity to satisfy deliverability requirements. Second, PECO must ensure that a firm source of supply exists to utilize the capacity resources. All of PECO's natural gas supply and management agreements that are derivatives qualify for the normal purchases and normal sales exception. Additionally, in accordance with the 2009 PAPUC PGC settlement and to reduce the exposure of PECO and its customers to natural gas price volatility, PECO has continued its program to purchase natural gas for both winter and summer supplies using a layered approach of locking-in prices ahead of each season with long-term gas purchase agreements (those with primary terms of at least twelve months). Under the terms of the 2009 PGC settlement, PECO is required to lock in (i.e. economically hedge) the price of a minimum volume of its long-term gas commodity purchases. PECO's gas-hedging program covers 22% to 29% of planned natural gas purchases in support of projected firm sales. The hedging program for natural gas procurement has no direct impact on PECO's financial position or results of operations as natural gas costs are fully recovered from customers under the PGC.

Proprietary Trading. Generation also enters into certain energy-related derivatives for proprietary trading purposes. Proprietary trading includes all contracts entered into purely to profit from market price changes as opposed to hedging an exposure and is subject to limits established by Exelon's RMC. The proprietary trading activities which included volumes of 7,578 GWh, 8,891 GWh and 20,323 GWh for years ended December 31, 2009, 2008 and 2007, respectively, are a complement to Generation's energy marketing portfolio but represent a small portion of Generation's revenue from energy marketing activities. Neither ComEd nor PECO enter into derivatives for proprietary trading purposes.

Interest Rate Risk

The Registrants use a combination of fixed-rate and variable-rate debt to manage interest rate exposure. The Registrants may also utilize fixed-to-floating interest rate swaps, which are typically designated as fair value hedges, as a means to manage their interest rate exposure. In addition, the Registrants may utilize interest rate derivatives to lock in interest rate levels in anticipation of future financings, which are typically designated as cash flow hedges. These strategies are employed to achieve a lower cost of capital. A hypothetical 10% increase in the interest rates associated with variable-rate debt would result in less than a $1 million decrease in Exelon's, Generation's, and ComEd's pre-tax income for the year ended December 31, 2009.

Fair Value Hedges. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Exelon includes the gain or loss on the hedged items and the offsetting loss or gain on the related interest rate swaps in interest expense as follows for the year ended December 31, 2009:

Income Statement Classification	Loss on Swaps	Gain on Borrowings
Interest expense	$(7)	$7

At December 31, 2009 and 2008, Exelon had $100 million of notional amounts of fair value hedges outstanding related to interest rate swaps, with fair value assets of $10 million and $17 million, respectively. During the years ended December 31, 2009 and 2008, there was no impact on the results of operations as a result of ineffectiveness from fair value hedges.

Cash Flow Hedges. At December 31, 2009 and 2008, the Registrants did not have any interest rate swaps designated as cash flow hedges outstanding. In connection with Generation's September 2009 $1.5 billion debt issuance, Generation entered into forward-starting interest rate swaps in the aggregate notional amount of $1.1 billion. The interest rate swaps were settled on September 16, 2009 with Generation recording a $7 million pre-tax gain. The gain was recorded to OCI within Generation's Consolidated Balance Sheets and will be amortized to income over the life of the related debt as a reduction in interest expense.

Fair Value Measurement

Fair value accounting guidance requires the fair value of derivative instruments to be shown in the Notes to the Consolidated Financial Statements on a gross basis, even when the derivative instruments are subject to master netting agreements and qualify for net presentation in the Consolidated Balance Sheet. In the table below, Generation's cash flow hedges, other derivatives and proprietary trading derivatives are shown gross and the impact of the netting of fair value balances with the same counterparty, as well as netting of collateral, is aggregated in the collateral and netting column. Excluded from the tables below are economic hedges that qualify for the normal purchases and normal sales exception and other non-derivative contracts that are accounted for under the accrual method of accounting.

The following table provides a summary of the derivative fair value balances recorded by Exelon, Generation, ComEd and PECO as of December 31, 2009:

	Generation					ComEd	PECO	Other		Exelon
Derivatives	**Cash Flow Hedges (a,d)**	**Other Derivatives**	**Proprietary Trading**	**Collateral and Netting (b)**	**Subtotal (c)**	**IL Settlement Swap (a)**	**Other Derivatives (d)**	**Other Derivatives**	**Inter-company Eliminations (a)**	**Total Derivatives**
Mark-to-market derivative assets (current assets)	$ 576	$ 913	$ 193	$(1,306)	$ 376	$ —	$—	$—	$ —	$ 376
Mark-to-market derivative assets with affiliate (current assets)	302	—	—	—	302	—	—	—	(302)	—
Mark-to-market derivative assets (noncurrent assets)	423	792	102	(678)	639	—	—	10	—	649
Mark-to-market derivative assets with affiliate (noncurrent assets)	671	—	—	—	671	—	—	—	(671)	—
Total mark-to-market derivative assets	$1,972	$1,705	$ 295	$(1,984)	$1,988	$ —	$—	$ 10	$(973)	$1,025
Mark-to-market derivative liabilities (current liabilities)	$ (18)	$ (743)	$(172)	$ 735	$ (198)	$ —	—	$ —	$ —	$ (198)
Mark-to-market derivative liability with affiliate (current liabilities)	—	—	—	—	—	(302)	—	—	302	—
Mark-to-market derivative liabilities (noncurrent liabilities)	(42)	(183)	(98)	302	(21)	—	(2)	—	—	(23)
Mark-to-market derivative liabilities with affiliate (noncurrent liabilities)	—	—	—	—	—	(669)	(2)	—	671	—
Total mark-to-market derivative liabilities	(60)	(926)	(270)	1,037	(219)	(971)	(4)	—	973	(221)
Total mark-to-market derivative net assets (liabilities)	$1,912	$ 779	$ 25	$ (947)	$1,769	$(971)	$ (4)	$ 10	$ —	$ 804

(a) Includes current and noncurrent assets for Generation and current and noncurrent liabilities for ComEd of $302 million and $669 million, respectively, related to the fair value of Generation's and ComEd's five-year financial swap contract, as described above.
(b) Represents the netting of fair value balances with the same counterparty and the application of collateral.
(c) Current and noncurrent assets are shown net of collateral of $502 million and $376 million, respectively, and current liabilities are shown inclusive of collateral of $69 million, respectively. The allocation of collateral had no impact to noncurrent liabilities. The total cash collateral received net of cash collateral posted and offset against mark-to-market assets and liabilities was $947 million at December 31, 2009.
(d) Includes a noncurrent liability for PECO and a noncurrent asset for Generation of $2 million related to the fair value of PECO's block contracts with Generation. There were no netting adjustments or collateral received as of December 31, 2009.

The following table provides a summary of the derivative fair value balances recorded by Exelon, Generation and ComEd as of December 31, 2008:

	Generation					ComEd	Other		Exelon
Derivatives	**Cash Flow Hedges** [a][d]	**Other Derivatives** [d]	**Proprietary Trading** [d]	**Collateral and Netting** [b][d]	**Subtotal** [c][d]	**IL Settlement Swap** [a]	**Other Derivatives**	**Inter-company Eliminations** [a]	**Total Derivatives**
Mark-to-market derivative assets (current assets)	$ 610	$ 1,295	$ 376	$(1,801)	$ 480	$ —	$—	$ —	$ 480
Mark-to-market derivative assets with affiliate (current assets)	111	—	—	—	111	—	—	(111)	—
Mark-to-market derivative assets (noncurrent assets)	438	752	123	(651)	662	—	17	—	679
Mark-to-market derivative assets with affiliate (noncurrent assets)	345	—	—	—	345	—	—	(345)	—
Total mark-to-market derivative assets	$1,504	$ 2,047	$ 499	$(2,452)	$1,598	$ —	$ 17	$(456)	$1,159
Mark-to-market derivative liabilities (current liabilities)	$ (47)	$(1,253)	$(291)	$ 1,379	$ (212)	$ —	$—	$ —	$ (212)
Mark-to-market derivative liability with affiliate (current liabilities)	—	—	—	—	—	(111)	—	111	—
Mark-to-market derivative liabilities (noncurrent liabilities)	(20)	(223)	(100)	320	(23)	—	—	—	(23)
Mark-to-market derivative liability with affiliate (noncurrent liabilities)	—	—	—	—	—	(345)	—	345	—
Total mark-to-market derivative liabilities	(67)	(1,476)	(391)	1,699	(235)	(456)	—	456	(235)
Total mark-to-market derivative net assets (liabilities)	$1,437	$ 571	$ 108	$ (753)	$1,363	$(456)	$ 17	$ —	$ 924

(a) Includes current and noncurrent assets for Generation and current and noncurrent liabilities for ComEd of $111 million and $345 million, respectively, related to the fair value of Generation's and ComEd's five-year financial swap contract, as described above. At Exelon, the fair value balances are eliminated upon consolidation.
(b) Represents the netting of fair value balances with the same counterparty and the application of collateral.
(c) Current and noncurrent assets are shown net of collateral of $355 million and $333 million, respectively and current liabilities are shown inclusive of collateral of $65 million, respectively. The allocation of collateral had no impact to noncurrent liabilities. The total cash collateral received net of cash collateral posted and offset against mark-to-market assets and liabilities was $753 million at December 31, 2008.
(d) Exelon and Generation retrospectively reclassified certain assets and liabilities with respect to option premiums into the mark-to-market net asset and liability accounts to conform with current year presentation, as discussed within this footnote.

Cash Flow Hedges. Economic hedges that qualify as cash flow hedges primarily consist of forward power sales and power swaps on base load generation. At December 31, 2009, Generation had net unrealized pre-tax gains on effective cash flow hedges of $1,912 million being deferred within accumulated OCI, including approximately $971 million related to the financial swap with ComEd. Amounts recorded in accumulated OCI related to changes in energy commodity cash flow hedges are reclassified to results of operations when the forecasted purchase or sale of the energy commodity occurs. Reclassifications from OCI are included in operating revenues, purchased power and fuel in Exelon's and Generation's Consolidated Statements of Operations, depending on the commodities involved in the hedged transaction. Based on market prices at December 31, 2009, approximately $860 million of these net pre-tax unrealized gains within accumulated OCI are expected to be reclassified from accumulated OCI during the next twelve months by Generation, including approximately $302 million related to the financial swap with ComEd. However, the actual amount reclassified from accumulated OCI could vary due to future changes in market prices. Generation expects the settlement of the majority of its cash flow hedges will occur during 2010 through 2012, and the ComEd financial swap contract during 2010 through 2013.

Exelon discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, in the case of forward-starting hedges, or when it is no longer probable that the forecasted transaction will occur. For the year ended December 31, 2009, amounts reclassified into earnings as a result of the discontinuance of cash flow hedges were immaterial.

The table below provides the activity of accumulated OCI related to cash flow hedges for the year ended December 31, 2009 and 2008, containing information about the changes in the fair value of cash flow hedges and the reclassification from accumulated OCI into results of operations. The amounts reclassified from accumulated OCI, when combined with the impacts of the actual physical power sales, result in the ultimate recognition of net revenues at the contracted price.

		Total Cash Flow Hedge OCI Activity, Net of Income Tax	
		Generation	Exelon
	Income Statement Location	Energy Related Hedges	Total Cash Flow Hedges
Accumulated OCI derivative gain (loss) at January 1, 2008		$(548)[a]	$(292)
Effective portion of changes in fair value		1,101 [b]	567
Reclassifications from accumulated OCI to net income	Operating Revenue	328 [c]	314
Ineffective portion recognized in income	Purchased Power	(26)	(26)
Accumulated OCI derivative gain at December 31, 2008		$855 [a]	$ 563
Effective portion of changes in fair value		1,227 [b]	757
Reclassifications from accumulated OCI to net income	Operating Revenue	(939)[c]	(778)
Ineffective portion recognized in income	Purchased Power	9	9
Accumulated OCI derivative gain (loss) at December 31, 2009		$1,152[a][d]	$ 551

(a) Includes $585 million gain, $275 million gain and $275 million loss, net of taxes, related to the fair value of the five-year financial swap contract with ComEd for the years ended December 31, 2009, 2008 and 2007, respectively, and $1 million of gains, net of taxes, related to the fair value of the block contracts with PECO as of December 31, 2009.
(b) Includes $471 million and $535 million of gains, net of taxes, of the effective portion of changes in fair value of the five-year financial swap contract with ComEd for the years ended December 31, 2009 and 2008, respectively, and $1 million of gain, net of taxes, of the effective portion of changes in fair value of the block contracts with PECO for the year ended December 31, 2009.
(c) Includes $161 million loss and $15 million gain, net of taxes, of reclassifications from accumulated OCI to net income related to the settlements of the five-year financial swap contract with ComEd for the years ended December 31, 2009 and 2008, respectively.
(d) Excludes $5 million of gains, net of taxes, related to interest rate swaps settled in 2009. See Note 9 – Debt and Credit Agreements for further information.

During the years ended December 31, 2009, 2008 and 2007, Generation's cash flow hedge activity impact to pre-tax earnings based on the reclassification adjustment from accumulated OCI to earnings was a $1,559 million pre-tax gain, a $544 million pre-tax loss and a $15 million pre-tax gain, respectively. Given that the cash flow hedges primarily consist of forward power sales and power swaps and do not include gas options or sales, the ineffectiveness of Generation's cash flow hedges is primarily the result of differences between the locational settlement prices of the cash flow hedges and the hedged generating units. This price difference is actively managed through other instruments which include financial transmission rights, whose changes in fair value are recognized in earnings each period, and auction revenue rights. Changes in cash flow hedge ineffectiveness, primarily due to changes in market prices, were $15 million, $44 million and $29 million for the years ended December 31, 2009, 2008, and 2007, respectively. At December 31, 2008 cash flow hedge ineffectiveness resulted in an adjustment of $15 million to accumulated OCI on the balance sheet in order to reflect the effective portion of derivative gains or losses. At December 31, 2009, cash flow hedge ineffectiveness was not significant.

Exelon's energy related cash flow hedge activity impact to pre-tax earnings based on the reclassification adjustment from accumulated OCI to earnings was a $1,292 million pre-tax gain, $521 million pre-tax loss and $10 million pre-tax gain for the years ended December 31, 2009, 2008 and 2007, respectively. Changes in cash flow hedge ineffectiveness, primarily due to changes in market prices, were $15 million, $44 million and $29 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Other Derivatives. Other derivative contracts are those that do not qualify or are not designated for hedge accounting. These instruments represent economic hedges that mitigate exposure to fluctuations in commodity prices and include financial options, futures, swaps, and forward sales. For the years ended December 31, 2009, 2008 and 2007, the following net pre-tax mark-to-market gains (losses) of certain purchase and sale contracts were reported in fuel and purchased power expense at Exelon and Generation in the Consolidated Statements of Operations and are included in net fair value changes related to derivatives in Exelon's and Generation's Consolidated Statements of Cash Flows. In the tables below, "Change in fair value" represents the change in fair value of the derivative contracts held at the reporting date. The "Reclassification to realized at settlement" represents the recognized change in fair value that was reclassified to realized due to settlement of the derivative during the period.

For the Year Ended December 31, 2009	Purchased Power	Fuel	Total
Change in fair value	$ 206	$ (72)	$ 134
Reclassification to realized at settlement	(97)	159	62
Net mark-to-market gains (losses)	$ 109	$ 87	$ 196

For the Year Ended December 31, 2008	Purchased Power	Fuel	Total
Change in fair value	$ 315	$ 180	$ 495
Reclassification to realized at settlement	55	(143)	(88)
Net mark-to-market gains (losses)	$ 370	$ 37	$ 407

For the Year Ended December 31, 2007 (a)	Purchased Power	Fuel	Total
Change in fair value	$ (6)	$ (37)	$ (43)
Reclassification to realized at settlement	(218)	118	(100)
Net mark-to-market gains (losses)	$(224)	$ 81	$(143)

(a) Table excludes $4 million related to ComEd included within revenue and $27 million related to other included within fuel expense.

Proprietary Trading Activities. For the years ended December 31, 2009, 2008 and 2007, Exelon and Generation recognized the following net pre-tax mark-to-market gains (losses) of certain purchase and sale contracts entered into for proprietary trading purposes. Gains and losses associated with proprietary trading are reported as revenue in Exelon's and Generation's Consolidated Statements of Operations and Comprehensive Income and are included in Net fair value changes related to derivatives in Exelon's and Generation's Consolidated Statements of Cash Flows. In the tables below, "Change in fair value" represents the change in fair value of the derivative contracts held at the reporting date. The "Reclassification to realized at settlement" represents the recognized change in fair value that was reclassified to realized due to settlement of the derivative during the period.

	Location on Income Statement	For the Year Ended December 31,		
		2009	2008	2007
Change in fair value	Operating Revenue	$ 3	$106	$42
Reclassification to realized at settlement	Operating Revenue	(86)	(43)	(8)
Net mark-to-market gains (losses)	Operating Revenue	$(83)	$ 63	$34

Credit Risk

The Registrants would be exposed to credit-related losses in the event of non-performance by counterparties that enter into derivative instruments. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. For energy-related derivative instruments, Generation enters into enabling agreements that allow for payment netting with its counterparties, which reduces Generation's exposure to counterparty risk by providing for the offset of amounts payable to the counterparty against amounts receivable from the counterparty. Typically, each enabling agreement is for a specific commodity and so, with respect to each individual counterparty, netting is limited to transactions involving that specific commodity product, except where master netting agreements exist with a counterparty that allow for cross-product netting. In addition to payment netting language in the enabling agreement, Generation's credit department establishes credit limits, margining thresholds and collateral requirements for each counterparty, which are defined in the derivative contracts. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. To the extent that a counterparty's margining thresholds are exceeded, the counterparty is required to post collateral with Generation as specified in each enabling agreement. Generation's credit department monitors current and forward credit exposure to counterparties and their affiliates, both on an individual and an aggregate basis.

The following tables provide information on Generation's credit exposure for all derivative instruments, which includes contracts that qualify for the normal purchases and normal sales exception, and applicable payables and receivables, net of collateral and instruments that are subject to master netting agreements, as of December 31, 2009. The tables further delineate that exposure by credit rating of the counterparties and provide guidance on the concentration of credit risk to individual counterparties and an indication of the maturity of a company's credit risk by credit rating of the counterparties. The figures in the tables below do not include credit risk exposure from uranium procurement contracts or exposure through RTOs, ISOs and NYMEX and ICE commodity exchanges, which are discussed below. Additionally, the figures in the tables below do not include exposures with affiliates, including net receivables with ComEd and PECO of $123 million and $174 million, respectively. See Note 21—Related-Party Transactions for further information.

Rating as of December 31, 2009	Total Exposure Before Credit Collateral	Credit Collateral	Net Exposure	Number of Counterparties Greater than 10% of Net Exposure	Net Exposure of Counterparties Greater than 10% of Net Exposure
Investment grade	$1,183	$464	$719	1	$ 76
Non-investment grade	15	5	10	—	—
No external ratings					
Internally rated—investment grade	34	5	29	—	—
Internally rated—non-investment grade	1	1	—	—	—
Total	$1,233	$475	$758	1	$ 76

Net Credit Exposure by Type of Counterparty	December 31, 2009
Financial institutions	$259
Investor-owned utilities, marketers and power producers	431
Other	68
Total	$758

ComEd's power procurement contracts provide suppliers with a certain amount of unsecured credit. The credit position is based on the price of energy in the spot market compared to the benchmark prices. The benchmark prices are the future prices of energy projected through the contract term and are set at the point of contract execution. If the price of energy in the spot market exceeds the benchmark price, the suppliers are required to post collateral for the secured credit portion. The unsecured credit used by the suppliers represents ComEd's net credit exposure. As of December 31, 2009, ComEd's net credit exposure to energy suppliers was immaterial and either did not exceed the allowed unsecured credit levels or did not exceed the allowed unsecured credit levels by an amount necessary to trigger a collateral call.

ComEd is permitted to recover its costs of procuring energy through the Illinois Settlement Legislation as well as the ICC-approved procurement tariffs. ComEd's counterparty credit risk is mitigated by its ability to recover realized energy costs through customer rates. See Note 2—Regulatory Issues for further information.

PECO has a PPA with Generation under which Generation has agreed to supply PECO with all of PECO's electric supply needs through 2010 at prices that are below current market prices. The price for this electricity is essentially equal to the energy revenues earned from customers. PECO could be negatively affected if Generation could not perform under the PPA.

PECO's supplier master agreements that govern the terms of its DSP program contracts, which define a supplier's performance assurance requirements, allow a supplier to meet its credit requirements with a certain amount of unsecured credit. The amount of unsecured credit is determined based on the supplier's lowest credit rating from S&P, Fitch or Moody's and the supplier's tangible net worth. The credit position is based on the initial market price, which is the forward price of energy on the day a transaction is executed, compared to the current forward price curve for energy. To the extent that the forward price curve for energy exceeds the initial market price, the supplier is required to post collateral to the extent the credit exposure is greater than the supplier's unsecured credit limit. As of December 31, 2009, PECO had no net credit exposure to energy suppliers.

PECO is permitted to recover its costs of procuring electric generation following the expiration of its electric generation rate caps on December 31, 2010 through its PAPUC-approved DSP program. PECO's counterparty credit risk is mitigated by its ability to recover realized energy costs through customer rates. See Note 2—Regulatory Issues for further information.

PECO's natural gas procurement plan is reviewed and approved annually on a prospective basis by the PAPUC. PECO's counterparty credit risk under its natural gas supply and management agreements is mitigated by its ability to recover its natural gas costs through the PGC, which allows PECO to adjust rates quarterly to reflect realized natural gas prices. PECO does not obtain collateral from suppliers under its natural gas supply and management agreements. As of December 31, 2009, PECO had credit exposure of $13 million under its natural gas supply and management agreements.

Collateral and Contingent-Related Features

As part of the normal course of business, Generation routinely enters into physical and financial contracts for the purchase and sale of electricity, fossil fuels, and other commodities. Certain of Generation's derivative instruments contain provisions that require Generation to post collateral. This collateral may be posted in the form of cash or credit support with thresholds contingent upon Generation's credit rating from each of the major credit rating agencies. The collateral and credit support requirements vary by contract and by counterparty. These credit-risk-related contingent features stipulate that if Generation were to be downgraded or lose its investment grade credit rating (based on its senior unsecured debt rating), it would be required to provide additional collateral. Where applicable, this incremental collateral requirement allows for the offsetting of derivative instruments that are assets with the same counterparty, where the contractual right of offset exists under applicable master netting agreements. Generation also enters into commodity transactions on NYMEX and ICE. The NYMEX and ICE clearing houses act as the counterparty to each trade. Transactions on the NYMEX and ICE must adhere to comprehensive collateral and margining requirements.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features, excluding transactions on NYMEX and ICE that are fully collateralized, that are in a liability position and are not fully collateralized was $894 million and $1,299 million as of December 31, 2009 and December 31 2008, respectively. As of December 31, 2009 and 2008, Generation had the contractual right of offset of $778 million and $1,175 million, respectively, related to derivative instruments that are assets with the same counterparty under master netting agreements, resulting in a net liability position of $116 million and $124 million, respectively. If Generation had been downgraded to the investment grade rating of BBB- and Baa3, or lost its investment grade credit rating, it would have been required to provide incremental collateral of approximately $60 million or $673 million, respectively, as of December 31, 2009 and approximately $14 million or $612 million, respectively, as of December 31, 2008 related to its financial instruments, including derivatives, non-derivatives, normal purchase normal sales contracts and applicable payables and receivables, net of the contractual right of offset under master netting agreements and the application of collateral. See Note 18 of the Combined Notes to Consolidated Financial Statements for information regarding the letters of credit supporting the cash collateral.

Beginning in 2007, under the Illinois auction rules and the SFCs that ComEd entered into with counterparty suppliers, including Generation, collateral postings are one-sided from suppliers. Generation entered into similar SFCs with Ameren, with one-sided collateral postings only from Generation. If market prices fall below ComEd's or Ameren's benchmark price levels, ComEd or Ameren are not required to post collateral; however, when market prices rise above benchmark price levels with ComEd or Ameren, counterparty suppliers, including Generation, are required to post collateral once certain unsecured credit limits are exceeded. Under the terms of the five-year financial swap contract between Generation and ComEd, if a party is downgraded below investment grade by Moody's or S&P, collateral postings would be required by that party depending on how market prices compare to the benchmark price levels. Under the terms of the financial swap contracts, collateral postings will never exceed $200 million from either ComEd or Generation. Beginning in June 2009, under the terms of ComEd's standard block energy contracts, collateral postings are one-sided from suppliers, including Generation, should exposures between market prices and benchmark prices exceed established unsecured credit limits outlined in the contracts. As of December 31, 2009, there was no cash collateral or letters of credit posted between energy suppliers, including Generation, and ComEd, under any of the above-mentioned contracts. See Note 2—Regulatory Issues for further information.

There are no collateral-related provisions included in the PPA between PECO and Generation. PECO's supplier master agreements that govern the terms of its DSP program contracts do not contain provisions that would require PECO to post collateral.

PECO's natural gas procurement contracts contain provisions that could require PECO to post collateral. This collateral may be posted in the form of cash or credit support with thresholds contingent upon PECO's credit rating from Moody's and S&P. The collateral and credit support requirements vary by contract and by counterparty. As of December 31, 2009, PECO was not required to post collateral for any of these agreements. If PECO lost its investment grade credit rating as of December 31, 2009, PECO could have been required to post approximately $49 million of collateral to its counterparties.

Exelon's interest rate swaps contain provisions that, in the event of a merger, require that Exelon's debt maintain an investment grade credit rating from Moody's or S&P. If Exelon's debt were to fall below investment grade, it would be in violation of these provisions, resulting in the ability of the counterparty to terminate the agreement prior to maturity. Collateralization would not be required under any circumstance. Termination of the agreement could result in a settlement payment by Exelon or the counterparty on any interest rate swap in a net liability position. The settlement amount would be equal to the fair value of the swap on the termination date. As of December 31, 2009, Exelon's interest rate swap was in an asset position, with a fair value of $10 million.

Accounting for the Offsetting of Amounts Related to Certain Contracts

On January 1, 2008, Exelon and Generation adopted guidance permitting companies to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement. Exelon and Generation record cash flow hedges and other derivative and proprietary trading activities in the balance sheet on a net basis and offset the fair value amounts recognized for energy-related derivatives with cash collateral paid to or received from counterparties under master netting arrangements.

As of December 31, 2009 and 2008, $6 million and $5 million, respectively, of cash collateral received was not offset against net derivative positions, as they were not associated with energy-related derivatives.

Change in Balance Sheet Presentation of Option Premiums

Exelon and Generation have historically presented premiums received and paid on energy-related option contracts within other current assets, other current liabilities, other noncurrent assets or other noncurrent liabilities depending on the nature and term of the underlying option contract. The associated changes in the fair value of the option contracts were recorded in mark-to-market derivative balance sheet line items. Effective December 31, 2009, Exelon and Generation have reclassified the option premiums to the respective mark-to-market derivative asset and liability lines within the Consolidated Balance Sheets to reflect the combined fair value of the option contracts as of the balance sheet date. The December 31, 2008 balances were adjusted to reflect the impacts of this change in presentation, which is presented in the following table.

	Generation			Exelon		
	As Previously Stated	Option Premium Adjustments	As Adjusted	As Previously Stated	Option Premium Adjustments	As Adjusted
Mark-to-market derivative current assets	$ 410	$ 70	$ 480	$ 410	$ 70	$ 480
Other	410	(308)	102	517	(308)	209
Total Current Assets	3,724	(238)	3,486	5,368	(238)	5,130
Mark-to-market derivative noncurrent assets	490	172	662	507	172	679
Other	406	(205)	201	1,349	(205)	1,144
Total Noncurrent Assets	7,724	(33)	7,691	16,636	(33)	16,603
Total Assets	$20,355	$(271)	$20,084	$47,817	$(271)	$47,546
Mark-to-market derivative current liabilities	214	(2)	212	214	(2)	212
Other	324	(267)	57	663	(267)	396
Total current liabilities	2,437	(269)	2,168	4,080	(269)	3,811
Mark-to-market derivative noncurrent liabilities	24	(1)	23	24	(1)	23
Other	332	(1)	331	1,413	(1)	1,412
Total Noncurrent Liabilities	8,850	(2)	8,848	20,011	(2)	20,009
Total Liabilities and Equity	$20,355	$(271)	$20,084	$47,817	$(271)	$47,546

9. Debt and Credit Agreements

Short-Term Borrowings

Exelon meets its short-term liquidity requirements primarily through the issuance of commercial paper. Generation and PECO meet their short-term liquidity requirements primarily through the issuance of commercial paper and borrowings from the intercompany money pool. ComEd meets its short-term liquidity requirements primarily through borrowings under its credit facility.

Exelon, Generation, ComEd and PECO had the following amounts of commercial paper and credit facility borrowings outstanding at December 31, 2009 and 2008:

Commercial Paper Issuer	Maximum Program Size at December 31, 2009 (a)	Maximum Program Size at December 31, 2008 (a)	Outstanding Commercial Paper at December 31, 2009	Outstanding Commercial Paper at December 31, 2008
Exelon Corporate	$ 957	$ 957	$—	$ 56
Generation	4,834	4,834	—	—
ComEd (b)	952	952	—	—
PECO	574	574	—	95
Total	$7,317	$7,317	$—	$151

(a) Equals aggregate bank commitments under revolving credit agreements.
(b) Prior to July 22, 2009, ComEd was unable to access the commercial paper market given the market environment. On July 22, 2009, ComEd's commercial paper rating was upgraded giving it limited access to the commercial paper market. However, ComEd did not issue commercial paper due to more favorable rates available to it on credit facility draws.

Credit facility borrowings	December 31, 2009	December 31, 2008
ComEd	$155	$60

In order to maintain their respective commercial paper programs in the amounts indicated above, each Registrant must have revolving credit facilities in place, at least equal to the amount of its commercial paper program. While the amount of its commercial paper outstanding does not reduce available capacity under a Registrant's credit agreement, each Registrant cannot issue commercial paper in an aggregate amount exceeding the available capacity under its credit agreement.

The following tables present the short-term borrowings activity for Exelon during 2009, 2008 and 2007:

	2009	2008	2007
Average borrowings	$ 132	$ 636	$ 500
Maximum borrowings outstanding	523	1,646	1,210
Average interest rates, computed on a daily basis	0.73%	3.22%	5.55%
Average interest rates, at December 31	0.69%	0.93%	5.44%

Credit Agreements

As of December 31, 2009, Exelon Corporate, Generation and PECO had access to separate unsecured credit facilities with aggregate bank commitments of $957 million, $4.8 billion and $574 million, respectively. The credit agreements expire on October 26, 2012 unless extended in accordance with their terms. Under their credit facilities, Exelon Corporate, Generation and PECO may request additional one-year extensions of that term. In addition, Exelon Corporate, Generation and PECO may request increases in the aggregate bank commitments under their credit facilities up to an additional $250 million, $1 billion and $200 million, respectively. Generation also had additional letter of credit facilities used solely to enhance tax-exempt variable rate debt as discussed further below.

As of December 31, 2009, ComEd had access to an unsecured credit facility with aggregate bank commitments of $952 million. The credit facility expires February 16, 2011. ComEd expects to extend or refinance the facility up to $1 billion in 2010. Any increases in aggregate bank commitments are subject to identifying lenders, whether existing or new, willing to provide the additional commitments and, in the case of any new lenders, the consent of the Administrative Agent (appointed and authorized by credit facility lenders to exercise powers delegated in the credit agreement) and certain of the lenders under the credit facility.

The Registrants may use the credit facilities for general corporate purposes, including meeting short-term funding requirements and the issuance of letters of credit. The obligation of each lender to make any credit extension to a Registrant under its credit facilities is subject to various conditions including, among other things, that no event of default has occurred for the Registrant or would result from such credit extension. An event of default under any of the Registrants' credit facilities will not constitute an event of default under any of the other Registrants' credit facilities, except that a bankruptcy or other event of default in the payment of principal, premium or indebtedness in principal amount in excess of $100 million in the aggregate by Generation under its credit facility will constitute an event of default under the Exelon corporate credit facility.

At December 31, 2009, the Registrants had the following aggregate bank commitments, credit facility borrowings and available capacity under the credit agreements:

Borrower	Aggregate Bank Commitment (a)	Outstanding Borrowings/ Facility Draws	Outstanding Letters of Credit	Available Capacity under Revolving Credit Agreements
Exelon Corporate	$ 957	$—	$ 5	$ 952
Generation	4,834	—	167	4,667
ComEd	952	155	251	546
PECO	574	—	10	564
Total	$7,317	$155	$433	$6,729

(a) Excludes $67 million of credit facility agreements arranged with minority and community banks in October 2009, which are primarily for issuing letters of credit.

Interest rates on advances under the credit facilities are based on the prime rate or LIBOR plus an adder based on the credit rating of the borrower as well as the total outstanding amounts under the agreement at the time of borrowing. In the cases of Exelon, Generation and PECO, the maximum LIBOR adder is 65 basis points; and in the case of ComEd, it is 162.5 basis points.

Each credit agreement requires the affected borrower to maintain a minimum cash from operations to interest expense ratio for the twelve-month period ended on the last day of any quarter. The ratios exclude revenues and interest expenses attributable to securitization debt, certain changes in working capital, distributions on preferred securities of subsidiaries and, in the case of Exelon and Generation, interest on the debt of its project subsidiaries. The following table summarizes the minimum thresholds reflected in the credit agreements for the year ended December 31, 2009:

	Exelon	Generation	ComEd	PECO
Credit agreement threshold	2.50 to 1	3.00 to 1	2.00 to 1	2.00 to 1

At December 31, 2009 the interest coverage ratios at the Registrants were as follows:

	Exelon	Generation	ComEd	PECO
Interest coverage ratio	13.97	35.65	5.52	5.65

Variable Rate Debt

Generation repurchased $46 million in unenhanced tax-exempt variable-rate debt on February 23, 2009 due to a failed remarketing. In June 2009, Generation refinanced the debt with $46 million in bonds at a term rate through May 2012 with a maturity of 2042.

During the second quarter of 2009, ComEd repurchased $191 million of its credit enhanced variable-rate tax-exempt debt. This debt was then remarketed with credit enhancement provided by letters of credit issued under ComEd's unsecured revolving credit facility. The letters of credit expire shortly before the expiration of the credit facility in 2011.

Generation had letters of credit that expired during the third quarter of 2009, which were used to credit enhance variable-rate long-term tax-exempt debt totaling $307 million, with maturities ranging from 2021 – 2034. Generation could not find alternative letters of credit at reasonable terms, and therefore repurchased the $307 million in tax-exempt debt during September 2009. Generation has the ability to remarket these bonds whenever it determines it to be economically advantageous given market conditions. In addition, Generation has letter of credit facilities that will expire in the second quarter of 2010, which are used to credit enhance variable-rate long-term tax-exempt debt totaling $213 million, of which $189 million will mature between 2016 – 2034. Generation intends to extend or replace the expiring letters of credit with new letters of credit at reasonable terms, or remarket the bonds with an interest rate term not requiring letter of credit support. If Generation is unable to remarket these bonds at reasonable terms, Generation will repurchase them.

Under the terms of Generation's and ComEd's variable-rate tax-exempt debt agreements, Generation or ComEd may be required to repurchase any outstanding debt before its stated maturity unless supported by sufficient letters of credit. If either Generation or ComEd were required to repurchase the debt, it would reassess its options to obtain new letters of credit or remarket the bonds in a manner that does not require letter of credit support. Generation and ComEd have classified certain amounts outstanding under these debt agreements as long-term based on management's intent and ability to either renew or replace the letters of credit, refinance the debt at reasonable terms on a long-term fixed-rate basis or utilize the capacity under existing long-term credit facilities.

Long-Term Debt

The following tables present the outstanding long-term debt at Exelon as of December 31, 2009 and 2008:

	Rates	Maturity Date	December 31, 2009	December 31, 2008
Long-term debt				
First Mortgage Bonds [(a)] [(b)]:				
Fixed rates	4.70%-7.625%	2010-2038	$ 6,630	$ 6,396
Floating rates	0.22%-0.26%	2017-2021	191	191
Notes payable and other [(c)]	4.45%-7.83%	2010-2039	4,578	4,290
Pollution control notes:				
Floating rates	0.29%-0.35%	2016-2034	213	566
Fixed rates	5.00%	2042	46	—
Sinking fund debentures	4.75%	2011	2	4
Total long-term debt			11,660	11,447
Unamortized debt discount and premium, net			(35)	(37)
Unamortized settled fair value hedge, net			(1)	(1)
Fair value hedge carrying value adjustment, net			10	17
Long-term debt due within one year			(639)	(29)
Long-term debt			$10,995	$11,397
Long-term debt to financing trusts [(d)]				
Payable to PETT	6.52%	2010	415	1,124
Subordinated debentures to ComEd Financing III	6.35%	2033	206	206
Subordinated debentures to PECO Trust III	7.38%	2028	81	81
Subordinated debentures to PECO Trust IV	5.75%	2033	103	103
Total long-term debt to financing trusts			805	1,514
Long-term debt due to financing trusts due within one year			(415)	(319)
Long-term debt to financing trusts			$ 390	$ 1,195

(a) Substantially all of ComEd's assets other than expressly excepted property and substantially all of PECO's assets are subject to the liens of their respective mortgage indentures.
(b) Includes First Mortgage Bonds issued under the ComEd and PECO mortgage indentures securing pollution control bonds and notes.
(c) Includes capital lease obligations of $38 million and $40 million at December 31, 2009 and 2008, respectively. Lease payments of $2 million, $2 million, $3 million, $3 million, $3 million and $25 million will be made in 2010, 2011, 2012, 2013, 2014 and thereafter, respectively.
(d) Amounts owed to these financing trusts are recorded as debt to financing trusts within Exelon's Consolidated Balance Sheets.

On September 23, 2009, Generation issued and sold $1.5 billion of Senior Notes. In connection with this debt issuance, Generation entered into forward-starting interest rate swaps in the aggregate notional amount of $1.1 billion. The interest rate swaps were settled on September 16, 2009 with Generation recording a pre-tax gain of approximately $7 million. The gain was recorded to OCI within Generation's Consolidated Balance Sheet and is being amortized over the life of the related debt as a reduction in interest expense.

Additionally, during 2009, Exelon retired $1.2 billion of Senior Notes of which $500 million consisted of 6.75% Exelon Corporate Senior Notes due May 1, 2011 and $700 million consisted of 6.95% Generation Senior Notes due June 15, 2011. In connection with these retirements, Exelon incurred losses associated with the early retirement of debt of approximately $117 million, which consisted of $46 million at Exelon Corporate and $71 million at Generation. The expense related to the charges is included within Other, net in Exelon's and Generation's Consolidated Statements of Operations and Comprehensive Income.

Long-term debt maturities at Exelon in the periods 2010 through 2014 and thereafter are as follows:

Year	
2010	$ 1,054[(a)]
2011	599
2012	828
2013	555
2014	770
Thereafter	8,659[(a)]
Total	$12,465

(a) Includes $415 million and $390 million due in 2010 and thereafter, respectively, due to ComEd and PECO financing trusts.
Includes $206 million due to ComEd financing trust.
Includes $415 million and $184 million due in 2010 and thereafter, respectively, due to PECO financing trusts.

See Note 3—Accounts Receivable for information regarding PECO's accounts receivable agreement.

See Note 8—Derivative Financial Instruments for additional information regarding interest rate swaps.

See Note 15—Preferred Securities for additional information regarding preferred securities.

10. Income Taxes

Income tax expense (benefit) from continuing operations is comprised of the following components:

For the Year Ended December 31, 2009	
Included in operations:	
Federal	
Current	$ 803
Deferred	775
Investment tax credit amortization	(12)
State	
Current	154
Deferred	(8)
Total	$1,712

For the Year Ended December 31, 2008	
Included in operations:	
Federal	
Current	$ 790
Deferred	341
Investment tax credit amortization	(12)
State	
Current	169
Deferred	29
Total	$1,317

For the Year Ended December 31, 2007

Included in operations:	
Federal	
Current	$1,269
Deferred	34
Investment tax credit amortization	(12)
State	
Current	285
Deferred	(130)
Total	$1,446

The effective income tax rate from continuing operations varies from the U.S. Federal statutory rate principally due to the following:

For the Year Ended December 31, 2009

U.S. Federal statutory rate	35.0%
Increase (decrease) due to:	
State income taxes, net of Federal income tax benefit	2.1
Qualified nuclear decommissioning trust fund income	3.1
Domestic production activities deduction	(0.9)
Tax exempt income	(0.1)
Nontaxable postretirement benefits	(0.2)
Amortization of investment tax credit	(0.2)
Effective income tax rate	38.8%

For the Year Ended December 31, 2008

U.S. Federal statutory rate	35.0%
Increase (decrease) due to:	
State income taxes, net of Federal income tax benefit	3.2
Qualified nuclear decommissioning trust fund losses	(3.2)
Domestic production activities deduction	(1.3)
Tax exempt income	(0.2)
Nontaxable postretirement benefits	(0.3)
Amortization of investment tax credit	(0.2)
Other	(0.4)
Effective income tax rate	32.6%

For the Year Ended December 31, 2007

U.S. Federal statutory rate	35.0%
Increase (decrease) due to:	
State income taxes, net of Federal income tax benefit	2.5
Synthetic fuel-producing facilities credit	(1.9)
Qualified nuclear decommissioning trust fund income	1.0
Domestic production activities deduction	(1.4)
Tax exempt income	(0.3)
Nontaxable postretirement benefits	(0.3)
Amortization of investment tax credit	(0.3)
Research and development credit charge (refund)	0.6
Other	(0.2)
Effective income tax rate	34.7%

The tax effects of temporary differences, which give rise to significant portions of the deferred tax assets (liabilities), as of December 31, 2009 and 2008 are presented below:

For the Year Ended December 31, 2009

Plant basis differences	$(5,838)
Stranded cost recovery	(567)
Unrealized gains on derivative financial instruments	(613)
Deferred pension and post-retirement obligation [a]	1,312
Emission allowances	(24)
Nuclear decommissioning activities [a]	(334)
Deferred debt refinancing costs	(59)
Goodwill	4
Other, net [a]	441
Deferred income tax liabilities (net)	$(5,678)
Unamortized investment tax credits	(224)
Total deferred income tax liabilities (net) and unamortized investment tax credits	$(5,902)

For the Year Ended December 31, 2008

Plant basis differences	$(5,139)
Stranded cost recovery	(896)
Unrealized gains on derivative financial instruments	(561)
Deferred pension and post-retirement obligation	1,542
Emission allowances	(31)
Nuclear decommissioning activities	(87)
Deferred debt refinancing costs	(65)
Goodwill	4
Other, net	453
Deferred income tax liabilities (net)	$(4,780)
Unamortized investment tax credits	(236)
Total deferred income tax liabilities (net) and unamortized investment tax credits	$(5,016)

(a) As of December 31, 2008, prior to the dissolution of AmerGen on January 8, 2009, the tax effects of temporary differences related to the partnership investment of the former AmerGen nuclear generating units were classified as an investment in AmerGen, and presented in Other, net. Subsequent to the dissolution of AmerGen in 2009, the tax effects of those temporary differences were allocated to the underlying deferred tax assets and liabilities making up the temporary differences, resulting in a reclassification from Other, net to Nuclear decommissioning activities and Deferred pension and post-retirement obligation.

The following table provides the Registrants' carryforwards and any corresponding valuation allowances as of December 31, 2009. ComEd does not have any carryforwards as of December 31, 2009:

As of December 31, 2009

State net operating loss carryforward	$735 [a]
Deferred taxes	34
Valuation allowance	16
State capital loss carryforward	455 [b]
Deferred taxes	20
Valuation allowance	19

(a) Exelon's state net operating loss carryforwards will expire beginning in 2019
(b) Generation's state capital loss carryforwards for income tax purposes will expire in 2010

Tabular reconciliation of unrecognized tax benefits

The following table provides a reconciliation of Exelon's unrecognized tax benefits as of December 31, 2009:

Unrecognized tax benefits at January 1, 2009	$1,495
Decreases based on tax positions related to 2009	(2)
Change to positions that only affect timing	19
Increases based on tax positions prior to 2009	4
Decreases related to settlements with taxing authorities	(18)
Unrecognized tax benefits at December 31, 2009	$1,498

The following table provides a reconciliation of Exelon's unrecognized tax benefits as of December 31, 2008:

Unrecognized tax benefits at January 1, 2008	$1,582
Increases based on tax positions prior to 2008	18
Change to positions that only affect timing	(74)
Increases based on tax positions related to 2008	3
Decreases related to settlements with taxing authorities	(25)
Decrease from expiration of statute of limitations	(9)
Unrecognized tax benefits at December 31, 2008	$1,495

Included in Exelon's unrecognized tax benefits balance at December 31, 2009 and December 31, 2008 is approximately $1.4 billion of tax positions for which the ultimate tax benefit is highly certain, but for which there is uncertainty about the timing of such benefits. The disallowance of such positions would not materially affect the annual effective tax rate but would accelerate the payment of cash to or defer the receipt of the cash tax benefit from the taxing authority to an earlier or later period respectively.

Unrecognized tax benefits that if recognized would affect the effective tax rate

Exelon, Generation and ComEd have $95 million, $33 million and $62 million, respectively, of unrecognized tax benefits at December 31, 2009 that, if recognized, would decrease the effective tax rate. Exelon, Generation and ComEd had $93 million, $28 million and $65 million, respectively, of unrecognized tax benefits at December 31, 2008 that, if recognized, would decrease the effective tax rate.

Total amounts of interest and penalties recognized

Exelon, Generation, ComEd and PECO have reflected in their Consolidated Balance Sheets as of December 31, 2009 a net interest receivable (payable) of $28 million, $(17) million, $(28) million and $54 million, respectively, related to their uncertain tax positions. Exelon, Generation, ComEd and PECO reflected in their Consolidated Balance Sheets as of December 31, 2008 a net interest receivable (payable) of $(16) million, $(10) million, $(90) million and $48 million, respectively, related to their uncertain tax positions. The Registrants recognize accrued interest related to uncertain tax positions in interest expense (income) in other income and deductions on their Consolidated Statements of Operations. Exelon, Generation, ComEd and PECO have reflected in their Consolidated Statements of Operations net interest expense (income) of $(42) million, $9 million, $(62) million and $(5) million, respectively, related to their uncertain tax positions for the twelve months ended December 31, 2009. For the twelve months ended December 31, 2008, Exelon, Generation, ComEd and PECO reflected in their Consolidated Statements of Operations net interest expense (income) of $(31) million, $(11) million, $(2) million and $(12) million, respectively, related to their uncertain tax positions. For the twelve months ended December 31, 2007, Exelon, Generation, ComEd and PECO reflected in their Consolidated Statements of Operations net interest expense (income) of $(49) million, $24 million, $(41) million and $(20) million, respectively, related to their uncertain tax positions. The Registrants have not accrued any penalties with respect to uncertain tax positions.

Reasonably possible that total amount of unrecognized tax benefits could significantly increase or decrease within 12 months after the reporting date

Nuclear Decommissioning Liabilities

AmerGen filed income tax refund claims taking the position that nuclear decommissioning liabilities assumed as part of its acquisition of nuclear power plants are taken into account in determining the tax basis in the assets it acquired. The additional basis results primarily in reduced capital gains or increased capital losses on the sale of assets in nonqualified decommissioning funds and increased tax depreciation and amortization deductions. The IRS disagrees with this position and has disallowed the claims. In November of 2008, Generation received a final determination from the Appeals division of the IRS (IRS Appeals) disallowing AmerGen's refund claims. On February 20, 2009, Generation filed a complaint in the United States Court of Federal Claims to contest this determination. In August 2009, the DOJ filed its answer denying the allegations made by Generation in its complaint.

The trial judge assigned to the case has noted the availability of the court's Alternative Dispute Resolution (ADR) program as an alternative to a trial, but the parties have not yet met with the ADR judge. The ADR program is a non-binding process that utilizes a variety of techniques such as mediation, neutral evaluation, and non-binding arbitration that allow the parties to better understand their differences and their prospects for settlement. While it is unclear when the parties might meet with the ADR judge, the process could result in an expedited conclusion of the matter. As a result, Generation believes that it is reasonably possible that the total amount of unrecognized tax benefits may significantly decrease in the next twelve months.

Tax Method of Accounting for Repairs

In 2009, Exelon received approval from the IRS to change its method of accounting for repair costs associated with Generation's power plants. The new tax method of accounting resulted in net positive cash flow for 2009 of approximately $420 million. Although the IRS granted Exelon approval to change its method of accounting, the approval did not affirm the methodology used to calculate the deduction. Exelon has requested the IRS to review its methodology through its Pre-Filing Agreement program. If that request is granted it is reasonably possible that the total amount of unrecognized tax benefits could increase or decrease within the next 12 months.

See 1999 Sale of Fossil Generating Assets in Other Tax Matters section below for information regarding the amount of unrecognized tax benefits associated with this matter that could change significantly within the next 12 months.

See Competitive Transition Charges in Other Tax Matters section below for information regarding the amount of unrecognized tax benefits associated with this matter that could change significantly within the next 12 months.

Description of tax years that remain subject to examination by major jurisdiction

Taxpayer	Open Years
Exelon (and predecessors) and subsidiaries consolidated Federal income tax returns	1989-2008
Exelon (and predecessors) and subsidiaries Illinois unitary income tax returns	2004-2008
Exelon Ventures Company, LLC Pennsylvania corporate net income tax returns	2004-2008
PECO Pennsylvania corporate net income tax returns	2003-2008

Exelon expects the IRS to complete the audit of its 2002 through 2006 taxable years in the first quarter of 2010. Exelon does not expect there to be any material unresolved issues from that audit except for the carryover effects from ComEd's deferral of gain positions taken on the sale of its fossil generating assets (discussed below).

Other Tax Matters

1999 Sale of Fossil Generating Assets

Exelon, through its ComEd subsidiary, took two positions on its 1999 income tax return to defer approximately $2.8 billion of tax gain on the 1999 sale of ComEd's fossil generating assets. Exelon deferred approximately $1.6 billion of the gain under the involuntary conversion provisions of the IRC. Exelon believes that it was economically compelled to dispose of ComEd's fossil generating plants as a result of the Illinois Act. The proceeds from the sale of the fossil plants were properly reinvested in qualifying replacement property such that the gain was deferred over the lives of the replacement property under the involuntary conversion provisions. Approximately $1.2 billion of the gain was deferred by reinvesting the proceeds from the sale in qualifying replacement property under the like-kind exchange provisions of the IRC. The like-kind exchange replacement property purchased by Exelon included interests in three municipal-owned electric generation facilities which were properly leased back to the municipalities.

Exelon received the IRS audit report for 1999 through 2001, which reflected the full disallowance of the deferral of gain associated with both the involuntary conversion position and the like-kind exchange transaction. Specifically, the IRS has asserted that ComEd was not forced to sell the fossil generating plants and the sales proceeds were therefore not received in connection with an involuntary conversion of certain ComEd property rights. Accordingly, the IRS has asserted that the gain on the sale of the assets was fully subject to tax. The IRS also asserted that the Exelon purchase and leaseback transaction is substantially similar to a leasing transaction, known as a SILO, which the IRS does not respect as the acquisition of an ownership interest in property. A SILO is a "listed transaction" that the IRS has identified as a potentially abusive tax shelter under guidance issued in 2005. Accordingly, the IRS has asserted that the sale of the fossil plants followed by the purchase and leaseback of the municipal owned generation facilities does not qualify as a like-kind exchange and the gain on the sale is fully subject to tax.

In addition to attempting to impose tax on the transactions, the IRS has asserted penalties of approximately $196 million for a substantial understatement of tax. Because Exelon believes it is unlikely that the penalty assertion will ultimately be sustained, Exelon and ComEd have not recorded a liability for penalties. However, should the IRS prevail in asserting the penalty it would result in an after-tax charge of $196 million to Exelon's and ComEd's results of operations.

Exelon disagrees with the IRS disallowance of the deferral of gain and specifically with the characterization of its purchase and leaseback as a SILO. Exelon has been in discussions with IRS Appeals for several months in an attempt to reach a settlement on both the involuntary conversion and like-kind exchange, in a manner commensurate with Exelon's and the IRS' respective hazards of litigation with respect to each issue. During the second quarter of 2009, Exelon determined that a settlement with IRS Appeals was unlikely and that Exelon would be required to initiate litigation in order to resolve the issues.

Accordingly, Exelon concluded that it had sufficient new information that a change in measurement was required during the second quarter of 2009. As a result of the required remeasurement of these two positions in the second quarter, Exelon recorded a $31 million (after-tax) interest benefit of which $40 million (after-tax) was recorded at ComEd. The difference in amounts recorded at Exelon and ComEd is due to the method of allocating interest to the Registrants.

Due to the fact that tax litigation often results in a negotiated settlement, Exelon believes that an eventual settlement on the involuntary conversion position remains a likely outcome. Exelon and ComEd have established a liability for an unrecognized tax benefit consistent with their view as to a likely settlement. Management has considered the progress of the ongoing discussions with the IRS Appeals and determined that there were no new developments during the fourth quarter of 2009 that require a remeasurement of the amounts recorded. Based on management's expectations as to the ongoing potential of a settlement, it is reasonably possible that the unrecognized tax benefits related to this issue may significantly increase or decrease within the next 12 months. It is not possible at this time to predict the amount, if any, of such a change.

With regard to the like-kind exchange transaction, Exelon does not currently believe it is possible to reach a negotiated settlement with either IRS Appeals or the Government's lawyers prior to a trial. While Exelon has been and remains willing to settle the issue in a manner generally commensurate with its hazards of litigation, the IRS has indicated that it will only settle the issue in a manner consistent with published settlement guidelines for SILO transactions. Those guidelines require a nearly complete concession of the issue by Exelon. Exelon does not believe that its transaction is the same as or substantially similar to a SILO and does not believe that the concession demanded by the IRS reflects the strength of Exelon's position. Accordingly, Exelon currently believes it is likely that the issue will be fully litigated. Given that Exelon has determined settlement is no longer a realistic outcome, it has assessed in accordance with accounting standards whether it will prevail in litigation. While Exelon recognizes the complexity and hazards of this litigation, it believes that it is more likely than not that it will prevail in such litigation and has therefore eliminated any liability for unrecognized tax benefits.

A fully successful IRS challenge to Exelon's and ComEd's involuntary conversion position and like-kind exchange transaction would accelerate income tax payments and increase interest expense related to the deferred tax gain that becomes currently payable. As of December 31, 2009, Exelon's and ComEd's potential tax and interest that could become currently payable in the event of a successful IRS challenge could be as much as $1.1 billion. Any payments ultimately determined to be due to the IRS related to the involuntary conversion position and the like-kind exchange transaction would be partially offset by the approximately $300 million refund due from the settlement of the 2001 tax method of accounting change for certain overhead costs under the SSCM. A favorable settlement of the tax position related to the CTCs (discussed below) for the 1999-2001 years could also offset a portion of any tax liability due with respect to the final outcome on these positions. If the IRS were to prevail in litigation on both tax positions, Exelon's and ComEd's results of operations could be negatively affected by as much as $300 million (after-tax) related to interest expense.

Competitive Transition Charges

Exelon contends that the Illinois Act and the Competition Act resulted in the taking of certain of ComEd's and PECO's assets used in their respective businesses of providing electricity services in their defined service areas. Exelon has filed refund claims with the IRS taking the position that CTCs collected during ComEd's and PECO's transition periods represent compensation for that taking and, accordingly, are excludible from taxable income as proceeds from an involuntary conversion. If Exelon is successful in its claims, it will be required to reduce the tax basis of property acquired with the funds provided by the CTCs such that the benefits of the position are temporary in nature. The IRS has disallowed the refund claims for the 1999-2001 tax years. Exelon has protested the disallowance and is currently discussing the refund claims with IRS Appeals. The years 2002-2006 are currently under IRS audit and Exelon expects the claims for those years to be disallowed.

Under the Illinois Act, ComEd was required to allow competitors the use of its distribution system resulting in the taking of ComEd's assets and lost asset value (stranded costs). As compensation for the taking, ComEd was permitted to collect a portion of the stranded costs through the collection of CTCs from those customers electing to purchase electricity from providers other than ComEd. ComEd collected approximately $1.2 billion in CTCs for the years 1999-2006.

Similarly, under the Competition Act, PECO was required to allow others the use of its distribution system resulting in the taking of PECO's assets and the stranded costs. Pennsylvania permitted PECO to collect CTCs as compensation for its stranded costs. The PAPUC determined the total amount of stranded costs that PECO was permitted to collect through the CTCs to be $5.3 billion. PECO has collected approximately $4.4 billion in CTCs for the period 2000 through December 31, 2009. PECO will continue billing CTCs through 2010.

ComEd and PECO have recognized tax benefits associated with the CTC refund claims and have accrued interest on this tax position. Exelon's, ComEd's and PECO's management believe that the issue has been appropriately recognized; however, the ultimate outcome of this matter could result in unfavorable or favorable impacts to the results of operations and financial positions as well as potential favorable impacts to cash flows, and such impacts could be material. Management has considered the progress of this matter before IRS Appeals and determined that there are no new developments that lead to a remeasurement of the amounts recorded. Based on management's expectations as to the length of the appeal, it is reasonably possible that the unrecognized tax benefits related to this issue may significantly increase or decrease within the next 12 months. It is not possible at this time to predict the amount, if any, of such a change.

Indirect Cost Capitalization

In 2001, Exelon filed a request with the IRS to change its tax method of accounting for certain overhead costs under the SSCM effective for years 2001-2004. The tax method change resulted in the deduction of certain overhead costs previously capitalized. In the fourth quarter of 2007, Exelon and the IRS agreed to apply industry-wide guidelines for settling the amount of indirect overhead costs previously capitalized. Based on acceptance of the settlement guidelines, Exelon recorded, in the fourth quarter of 2007, an estimated interest benefit of approximately $40 million (after tax) net of a contingent tax consulting fee of $6 million (after tax). ComEd and PECO recorded an estimated interest benefit (after tax and net of fee) of approximately $26 million and $8 million, respectively. ComEd and PECO recorded a current tax benefit of $13 million and $26 million, respectively, offset with a deferred tax expense recorded at Generation of $38 million. In the second quarter of 2008, Exelon reached final settlement with the IRS as to the amounts of the benefit determined through the application of the IRS settlement guidelines. As a result, Exelon recognized an additional interest benefit of $10 million (after tax) of which $7 million and $2 million of the interest benefit was attributable to ComEd and PECO, respectively. ComEd and PECO recorded a current tax benefit of $4 million and $2 million, respectively, offset with a deferred tax expense recorded at Generation of $6 million.

For years beginning after 2004, Exelon, ComEd and PECO were required to discontinue use of the SSCM and adopt a new method of capitalizing indirect costs. In the third quarter of 2007, ComEd and PECO developed a new indirect cost capitalization method. As a result, Exelon recorded an estimated interest benefit of $5 million (after tax). ComEd and PECO recorded an estimated interest benefit (after tax) of $2 million and $3 million, respectively. During the fourth quarter of 2008, the IRS indicated its agreement with this new method of capitalizing indirect overhead costs. Therefore, Exelon recorded an additional interest benefit (after tax) of $12 million of which $15 million and $2 million was attributable to ComEd and PECO, respectively. In 2009, the IRS industry director issued a new directive for determining the amount of indirect costs capitalized to inventory and self-constructed property, which was consistent with Exelon's methodology.

Illinois Replacement Investment Tax Credits

On February 20, 2009, the Illinois Supreme Court ruled in Exelon's favor in a case involving refund claims for Illinois investment tax credits. Consequently, Exelon recorded approximately $42 million (after tax) of income in results of operations in the first quarter of 2009 to reflect the refund claims for investment tax credits and associated interest for the years 1995 – 2008; $35 million and $8 million were recorded at ComEd and Generation, respectively.

Responding to the Illinois Attorney General's petition for rehearing, on July 15, 2009, the Illinois Supreme Court modified its opinion to indicate that it was to be applied only prospectively, beginning in 2009. Exelon filed a Petition for Rehearing with the Illinois Supreme Court on August 4, 2009. The Petition for Rehearing was denied by the Illinois Supreme Court on September 28, 2009. As a result, Exelon, Generation and ComEd recorded a charge to third quarter 2009 results of operations to reverse the income previously recognized.

On December 22, 2009, Exelon filed a Petition of Writ for Certiorari with the United States Supreme Court appealing the Illinois Supreme Court's July 15, 2009 modified opinion. In the third quarter of 2009 Exelon, Generation and ComEd decreased their unrecognized tax benefits related to this position. However, as a result of the filing of the United States Supreme Court petition the unrecognized tax benefits continue to be reported.

Research and Development Settlement

In 2007, ComEd and the IRS reached an agreement to settle a research and development claim for tax years 1989 -1998. The incremental impact recorded by ComEd in the fourth quarter of 2007, above the amount recorded with the adoption of the authoritative guidance for accounting for uncertain income tax positions, resulted in a reduction to goodwill of $35 million, interest income of $15 million (after tax) and a contingent tax consulting fee of $8 million (after tax). Generation recorded a deferred tax liability and tax expense of $27 million related to the reduction of future depreciation due to the basis reduction of the related assets transferred from ComEd. The contingent fee was accounted for in accordance with the authoritative guidance for accounting for contingent liabilities and recognized in the fourth quarter of 2007.

Long-Term State Tax Apportionment

Exelon and Generation periodically review events that may significantly impact how income is apportioned among the states and, therefore, the calculation of Exelon's and Generation's deferred state income taxes. On April 16, 2009, the PAPUC approved PECO's electricity procurement proposal that will have an impact on Exelon's and Generation's apportionment of income among the states. Accordingly, Exelon and Generation reevaluated the impacts to deferred state taxes in the second quarter of 2009. The effect of such evaluations resulted in the recording of a non-cash deferred state tax benefit in the amount of $34.7 million, net of taxes. Exelon and Generation have treated electricity as tangible personal property for this purpose which is consistent with the February and July 2009 Illinois Supreme Court decisions.

Tax Restructuring

In the fourth quarter of 2007, Exelon completed a tax restructuring to allow the utilization of separate company losses for state income tax purposes. As a result of the restructuring, Exelon recorded a deferred tax benefit of approximately $63 million related primarily to temporary differences originating through OCI. The effect of the tax restructuring in the fourth quarter of 2007 and its impact on the deferred tax assets at Exelon were recorded in net income.

Investments in Synthetic Fuel-Producing Facilities

Exelon, through three separate wholly owned subsidiaries, owned interests in two limited liability companies and one limited partnership (collectively, the sellers) that own synthetic fuel-producing facilities. Prior to December 31, 2007, Section 45K (formerly Section 29) of the IRC provided tax credits for the sale of synthetic fuel produced from coal. The ability to earn these synthetic fuel tax credits expired on December 31, 2007 and, as such, the synthetic fuel-producing facilities that Exelon had interests in ceased operations on or before December 31, 2007. The agreements with the Sellers terminated in 2008.

Interests in synthetic fuel-producing facilities did not have any net impact on Exelon's net income for the years ended December 31, 2009 and December 31, 2008 and increased Exelon's net income by $87 million during the year ended December 31, 2007. Net income from interests in synthetic fuel-producing facilities is reflected in the Consolidated Statements of Operations in income taxes, operating and maintenance expense, depreciation and amortization expense, interest expense, equity in losses of unconsolidated affiliates and other, net.

Tax Sharing Agreement

Generation, ComEd and PECO are all party to an agreement with Exelon and other subsidiaries of Exelon that provides for the allocation of consolidated tax liabilities and benefits (Tax Sharing Agreement). The Tax Sharing Agreement provides that each party is allocated an amount of tax similar to that which would be owed had the party been separately subject to tax. In addition, any net benefit attributable to Exelon is reallocated to the other Registrants. That allocation is treated as a contribution to the capital of the party receiving the benefit. During 2009, Generation, ComEd and PECO recorded an allocation of Federal tax benefits from Exelon under the Tax Sharing Agreement of $57 million, $8 million and $27 million, respectively.

11. Asset Retirement Obligations

Nuclear Decommissioning Asset Retirement Obligations

Generation has a legal obligation to decommission its nuclear power plants following the expiration of their operating licenses. Generation will pay for its respective obligations using trust funds that have been established for this purpose. The following table provides a rollforward of the nuclear decommissioning ARO reflected on Exelon's Consolidated Balance Sheets, from January 1, 2008 to December 31, 2009:

Nuclear decommissioning ARO at January 1, 2008	$3,578
Net decrease resulting from updates to estimated future cash flows	(300)
Accretion expense	221
Payments to decommission retired plants	(14)
Nuclear decommissioning ARO at December 31, 2008 (a)	3,485
Net decrease resulting from updates to estimated future cash flows	(409)
Accretion expense	203
Payments to decommission retired plants	(19)
Nuclear decommissioning ARO at December 31, 2009 (a)	$3,260

(a) Includes $17 million and $13 million as the current portion of the ARO at December 31, 2009 and 2008, respectively, which is included in other current liabilities on Exelon's and Generation's Consolidated Balance Sheets.

During 2009, Generation recorded a net decrease in the ARO of $409 million, primarily due to an update in the third quarter of 2009, which reflected updated decommissioning cost studies received for six nuclear units and a decline from the previous year in the cost escalation factor assumptions used to estimate future undiscounted decommissioning costs. This decrease in the ARO resulted in the recognition of $47 million of income (pre-tax), which is included in operating and maintenance expense in Exelon's and Generation's Consolidated Statements of Operations, representing the reduction in the ARO in excess of the existing ARC balances for the Non-Regulatory Agreement Units.

During 2008, Generation recorded a net decrease in the ARO of $300 million, primarily due to an update in the third quarter of 2008, which reflected updated decommissioning cost studies received for seven nuclear units, a decline from the previous year in the cost escalation factor assumptions used to estimate future undiscounted decommissioning costs and a change in management's expectation of the year in which the DOE will begin accepting SNF (from the previous estimate of 2018 to 2020), partially offset by a change in the probabilities assigned to decommissioning alternatives for Zion Station to reflect a revised probability for accelerated decommissioning. The decrease in the ARO resulted in the recognition of $19 million of income (pre-tax), which is included in operating and maintenance expense in Exelon's and Generation's Consolidated Statements of Operations, representing the reduction in the ARO in excess of the existing ARC balances for the Non-Regulatory Agreement Units.

Overview of Trust Funds. Trust funds have been established for each generating station unit to satisfy Generation's nuclear decommissioning obligations. Trust funds established for a particular unit may not be used to fund the decommissioning obligations of any other unit.

The trusts funds associated with the former ComEd, former PECO and former AmerGen units have been funded with amounts collected from ComEd customers, PECO customers and the previous owners of the former AmerGen plants, respectively. Based on an ICC order, ComEd ceased collecting amounts from its customers to pay for decommissioning costs. PECO currently collects funds, in revenues, for decommissioning the former PECO nuclear plants through regulated rates, and these collections are expected to continue through the operating lives of the plants. The amounts collected from PECO customers are remitted to Generation and deposited into the trust funds. Every five years, the PAPUC reviews the adequacy of the annual amount that PECO is allowed to collect from its customers. Based on this review, the PAPUC may adjust PECO's collections upward or downward. Based on the most recent PAPUC review, effective January 1, 2008, the annual collection amount was set at $29 million. The next five-year adjustment is expected to be reflected in rates charged to PECO customers effective January 1, 2013. With respect to the former AmerGen units, Generation does not collect any amounts, nor is there any mechanism by which Generation can seek to collect additional amounts, from customers. Apart from the contributions made to the trust funds from amounts collected from ComEd and PECO customers, Generation has not made contributions to the trust funds.

Any shortfall of funds necessary for decommissioning, determined for each generating station unit, is ultimately required to be funded by Generation. Generation has recourse to collect additional amounts from PECO customers related to a shortfall of trust funds for the former PECO units, subject to certain limitations and thresholds, as prescribed by an order from the PAPUC. Generally, PECO will not be allowed to collect amounts associated with the first $50 million of any shortfall of trust funds, on an aggregate basis for all former PECO units, compared to decommissioning obligations, as well as 5% of any additional shortfalls. This initial $50 million and up to 5% of any additional shortfalls would be borne by Generation. No recourse exists to collect additional amounts from ComEd customers for the former ComEd units or from the previous owners of the former AmerGen units. With respect to the former ComEd and PECO units, any funds remaining in the trusts after decommissioning has been completed are required to be refunded to ComEd's or PECO's customers, subject to certain limitations that allow sharing of excess funds with Generation related to the former PECO units. With respect to the former AmerGen units, Generation retains any funds remaining in the trusts after decommissioning.

Accounting Implications of the Regulatory Agreements with ComEd and PECO. Based on the regulatory agreement with the ICC that dictates Generation's obligations related to the shortfall or excess of trust funds necessary for decommissioning the former ComEd units on a unit-by-unit basis, as long as funds held in the NDT funds exceed the total estimated decommissioning obligation, decommissioning-related activities, including realized and unrealized income and losses on the trust funds and accretion of the decommissioning obligation, are generally offset within Exelon's and Generation's Consolidated Statements of Operations. The offset of decommissioning-related activities within the Consolidated Statement of Operations results in an equal adjustment to the noncurrent payables to affiliates at Generation and an adjustment to the regulatory liabilities at Exelon. Likewise, ComEd has recorded an equal noncurrent affiliate receivable from Generation and corresponding regulatory liability. Should the value of the trust fund for any former ComEd unit fall below the amount of the estimated decommissioning obligation for that unit, the accounting to offset decommissioning-related activities in the Consolidated Statement of Operations for that unit would be discontinued, the decommissioning-related activities would be recognized in the Consolidated Statements of Operations and the adverse impact to Exelon's and Generation's results of operations and financial position could be material. At December 31, 2009, the trust funds of each of the former ComEd units exceeded the related decommissioning obligation for each of the units. For the purposes of making this determination, the decommissioning obligation referred to is the ARO reflected on Generation's Consolidated Balance Sheet at December 31, 2009 and is different from the calculation used in the NRC minimum funding obligation filings based on NRC guidelines.

Based on the regulatory agreement supported by the PAPUC that dictates Generation's rights and obligations related to the shortfall or excess of trust funds necessary for decommissioning the seven former PECO nuclear units, regardless of whether the funds held in the NDT funds exceed or fall short of the total estimated decommissioning obligation, decommissioning-related activities are generally offset within Exelon's and Generation's Consolidated Statements of Operations. The offset of decommissioning-related activities within the Consolidated Statement of Operations results in an equal adjustment to the noncurrent payables to affiliates at Generation and an adjustment to the regulatory liabilities at Exelon. Likewise, PECO has recorded an equal noncurrent affiliate receivable from Generation and a corresponding regulatory liability. Any changes to the PECO regulatory agreements could impact Exelon's and Generation's ability to offset decommissioning-related activities within the Consolidated Statement of Operations, and the impact to Exelon's and Generation's results of operations and financial position could be material. See Note 2—Regulatory Issues for information regarding a PAPUC investigation to determine if PECO's decommissioning cost collections from customers should continue after December 31, 2010.

The decommissioning-related activities related to the Clinton, Oyster Creek and Three Mile Island nuclear plants (the former AmerGen units) and the portions of the Peach Bottom nuclear plants that are not subject to regulatory agreements with respect to the NDT funds are reflected in Exelon's and Generation's Consolidated Statements of Operations, as there are no regulatory agreements associated with these units. Refer to Note 19—Supplemental Financial Information and Note 21—Related Party Transactions for information regarding regulatory liabilities at ComEd and PECO and intercompany balances between Generation, ComEd and PECO reflecting the obligation to refund the customers any decommissioning-related assets in excess of the related decommissioning obligations.

NRC Minimum Funding Requirements. NRC regulations require that licensees of nuclear generating facilities demonstrate reasonable assurance that funds will be available in specified minimum amounts at the end of the life of the facility to decommission the facility. During 2008, the value of the trust funds declined significantly due to unrealized losses as a result of adverse financial market conditions. Despite this decline in value, Generation believes that the decommissioning trust funds for the nuclear generating stations formerly owned by ComEd, PECO and AmerGen, the expected earnings thereon and, in the case of the former PECO stations, the remaining amounts to be collected from PECO's customers will ultimately be sufficient to fully fund Generation's decommissioning obligations for its nuclear generating stations in accordance with NRC regulations.

Generation is required to provide to the NRC a biennial report by unit (annually for units that have been retired or are within five years of the current approved license life), based on values as of December 31, addressing Generation's ability to meet the NRC minimum funding levels. Depending on the value of the trust funds, Generation may be required to take steps, such as providing financial guarantees through letters of credit or parent company guarantees or make additional contributions to the trusts, which could be significant, to ensure that the trusts are adequately funded and that NRC minimum funding requirements are met. As a result, Exelon's and Generation's cash flows and financial position may be significantly adversely affected.

Generation's most recent report was filed with the NRC on March 31, 2009, based on trust fund values and estimated decommissioning obligations as of December 31, 2008. The estimated decommissioning obligations for the NRC report were calculated in accordance with NRC regulations, and differ from the ARO recorded on Generation's and Exelon's Consolidated Balance Sheets at December 31, 2008, primarily due to differences in assumptions regarding the decommissioning alternatives to be used and potential license renewals.

On July 13, 2009, the NRC published a summary of decommissioning trust fund shortfalls at industry nuclear units, which for Generation's nuclear generating stations set forth an aggregate underfunded position of approximately $1.0 billion. The NRC calculation assumes one scenario where decommissioning activities are completed within seven years after the cessation of plant operations. Under NRC regulations, nuclear unit owners have up to 60 years to complete decommissioning after the cessation of operations, during which time decommissioning funds would continue to be invested. The NRC did not publish any calculations for alternative scenarios where decommissioning activities are completed at a later time during the 60-year window. Generation, consistent with NRC regulations, makes its calculations based upon the 60-year decommissioning scenario. Consistent with studies approved by the NRC and assuming that decommissioning activities are completed within the permissible 60-year regulatory time period, Generation believes that six units at three nuclear generating stations were in an underfunded position by approximately $185 million in total relative to the NRC minimum funding requirement as of December 31, 2008. Over 90% of this total is attributable to Generation's four units at Braidwood and Byron, where Generation has not yet filed for license extensions. Although the NRC does not allow for potential license extensions to be credited in calculating NRC minimum funding requirements, to the extent that license extensions are granted for these units, decommissioning funds will continue to be invested for an additional 20-year period. Generation presently anticipates that it will file for license extensions for these units consistent with its ongoing business plan.

Generation and other industry members are engaged in ongoing discussions with the NRC regarding the NRC's calculations. On July 31, 2009, Generation submitted its plan to the NRC to remediate the remaining underfunded position. The multi-step plan is expected to fully remediate any underfunded positions calculated as of December 31, 2009 by April 1, 2010. Additionally, the plan provides for an annual assessment of Generation's remediation of any underfunded position. Based on the latest calculations and trust fund values, Generation believes that the underfunded position is $45 million as of December 31, 2009. Generation does not expect that any cash contributions to the funds will be required; instead, Generation anticipates that any underfunded position will be addressed through other financial guarantee methods as allowed by NRC regulations and laid out in the plan submitted to the NRC by Generation.

As the future values of trust funds change due to market conditions, the NRC minimum funding status of Generation's units will change. In addition, if changes occur to the regulatory agreement with the PAPUC that currently allows amounts to be collected from PECO customers for decommissioning the former PECO nuclear plants, the NRC minimum funding status of those plants could change at subsequent NRC filing dates. At present, Generation anticipates that it will remedy any underfunded position remaining after full implementation of its funding assurance plan as submitted to the NRC through the issuance of a limited guarantee from Exelon in the amount of up to $45 million, rather than through cash contributions to the decommissioning trust funds.

Nuclear Decommissioning Trust Fund Investments

At December 31, 2009 and December 31, 2008, Exelon had NDT fund investments totaling $6,669 million and $5,500 million, respectively.

In the first quarter of 2009, Generation performed a rebalancing of its NDT fund investments in order to bring the mix of equity and fixed income investments into alignment with targeted ratios. At December 31, 2009, approximately 53% of the funds were invested in equity and 47% were invested in fixed income securities. At December 31, 2008, approximately 39% of the funds were invested in equity and 61% were invested in fixed income securities.

Generation's NDT funds participate in a securities lending program with the trustees of the funds. The program authorizes the trustees to loan securities that are assets of the trust funds to approved borrowers. The trustees require borrowers, pursuant to a security lending agreement, to deliver collateral to secure each loan. The securities are required to be collateralized by cash, U.S. Government securities or irrevocable bank letters of credit. Initial collateral levels are no less than 102% and 105% of the market value of the borrowed securities for collateral denominated in U.S. and foreign currency, respectively. Subsequent collateral levels, which are adjusted daily, must be maintained at a level no less than 100% of the market value of borrowed securities. Cash collateral received is primarily invested in a short-term collateral fund, but may also be invested in assets with maturities matching, or approximating, the duration of the loan of the related securities. Collateral may not be sold or re-pledged by the trustees; however, the borrowers may sell or re-pledge the securities loaned. Generation bears the risk of loss with respect to its invested cash collateral. Such losses may result from a decline in fair value of specific investments or liquidity impairments resulting from current market conditions. Generation, the trustees and the borrowers have the right to terminate the lending agreement at their discretion, upon which borrowers would return securities to Generation in exchange for their cash collateral. If the short-term collateral funds do not have adequate liquidity, Generation may incur losses upon the withdrawal of amounts from the funds to repay the borrowers' collateral. Losses recognized by Generation, whether the result of declines in fair value or liquidity impairments, have not been significant to date. Management continues to monitor the performance of the invested collateral and to work closely with the trustees to limit any potential further losses.

In the fourth quarter of 2008, Generation decided to end its participation in the securities lending program and chose to initiate a gradual withdrawal of the trusts' investments in order to minimize potential losses due to the lack of liquidity in the market. As part of its withdrawal plan and in order to minimize realized losses, Generation temporarily increased its securities on loan during 2009. This temporary increase does not change Generation's intent to end its participation in the securities lending program. Currently, the weighted average maturity of the securities within the collateral pools is approximately 4 months. At December 31, 2008, Generation had $380 million of loaned securities outstanding and held $386 million of related collateral under its lending agreements. At December 31, 2009, Generation had $357 million of loaned securities outstanding and held $366 million of related collateral under its lending agreements, representing a decrease in loaned securities outstanding since December 31, 2008 of $23 million primarily due to the return of loaned securities.

A portion of the income generated through the investment of cash collateral is remitted to the borrowers, and the remainder is allocated between the trust funds and the trustees in their capacity as security agents. Securities lending income allocated to the NDT funds is included in NDT fund earnings and classified as Other, net in Exelon's and Generation's Consolidated Statements of Operations and was not significant during the years ended December 31, 2009 and 2008.

The following table provides unrealized gains (losses) on NDT funds and other-than-temporary impairment of NDT funds for the years ended 2009, 2008 and 2007:

	For the Years Ended December 31,		
	2009	2008	2007
Net unrealized gains (losses) on decommissioning trust funds—Regulatory Agreement Units [(a)]	$799	$(1,023)	$ 43
Net unrealized gains (losses) on decommissioning trust funds—Non-Regulatory Agreement Units [(b)]	227[(d)]	(324)[(d)]	(14)[(e)]
Other-than-temporary impairment of decommissioning trust funds—Regulatory Agreement Units [(c)]	n/a	n/a	(84)[(a)(b)]
Other-than-temporary impairment of decommissioning trust funds—Non-Regulatory Agreement Units [(c)]	n/a	n/a	(9) [(d)]

(a) Generation's NDT funds associated with the former ComEd and former PECO nuclear generating units that are subject to regulatory agreements with respect to NDT funding are subject to contractual elimination pursuant to regulatory accounting and included in regulatory liabilities on Exelon's Consolidated Balance Sheets and noncurrent payables to affiliates on Generation's Consolidated Balance Sheets.

(b) Generation's NDT funds that are not subject to a regulatory agreement with respect to NDT funding are included within Other, net in Exelon's and Generation's Consolidated Statements of Operations and Comprehensive Income.
(c) As a result of certain NRC restrictions, Exelon and Generation were unable to demonstrate the ability and intent to hold the NDT fund investments through a recovery period and, in accordance with other-than-temporary impaired investment authoritative guidance, recognized any unrealized holding losses immediately.
(d) Included in Other, net in Exelon's and Generation's Consolidated Statement of Operations.
(e) Included in accumulated OCI on Exelon's and Generation's Consolidated Balance Sheet.

Interest and dividends on NDT fund investments are recognized when earned and are included in Other, net in Exelon's and Generation's Consolidated Statements of Operations. Interest and dividends earned on the NDT fund investments for the Regulatory Agreement Units, which are subject to regulatory accounting, are eliminated within Other, net in Exelon and Generation's Consolidated Statement of Operations.

Non-Nuclear Asset Retirement Obligations

Generation has AROs for plant closure costs associated with its fossil and hydroelectric generating stations, including asbestos abatement, removal of certain storage tanks and other decommissioning-related activities. ComEd and PECO have AROs primarily associated with the abatement and disposal of equipment and buildings contaminated with asbestos and PCBs.

The following table presents the activity of the non-nuclear AROs reflected on Exelon's Consolidated Balance Sheets from January 1, 2008 to December 31, 2009:

Non-nuclear AROs at January 1, 2008	$250
Net increase resulting from updates to estimated future cash flows	8
Accretion [(a)]	14
Payments	(10)
Non-nuclear AROs at December 31, 2008	262
Net increase (decrease) resulting from updates to estimated future cash flows	(81)
Accretion [(a)]	12
Payments	(2)
Non-nuclear AROs at December 31, 2009	$191

(a) For ComEd and PECO, the majority of the accretion is recorded as an increase to a regulatory asset due to the associated regulations.

During 2009, ComEd recorded an $85 million reduction to its ARO liabilities and offsetting credits to the associated regulatory accounts based on management's revised assumptions. This change in estimate did not have an impact on ComEd's results of operations or cash flows.

12. Spent Nuclear Fuel Obligation

Under the NWPA, the DOE is responsible for the development of a geologic repository for and the disposal of SNF and high-level radioactive waste. As required by the NWPA, Generation is a party to contracts with the DOE (Standard Contracts) to provide for disposal of SNF from Generation's nuclear generating stations. In accordance with the NWPA and the Standard Contracts, Generation pays the DOE one mill ($.001) per kWh of net nuclear generation for the cost of SNF disposal. This fee may be adjusted prospectively in order to ensure full cost recovery. The NWPA and the Standard Contracts required the DOE to begin taking possession of SNF generated by nuclear generating units by no later than January 31, 1998. The DOE, however, failed to meet that deadline and its performance will be delayed significantly. In January 2009, the DOE issued its Draft National Transportation Plan for the proposed repository. The DOE's press statement accompanying the release of the plan indicated that shipments to the repository are not expected to begin before 2020.

The 2010 Federal budget (which became effective October 1, 2009) eliminated almost all funding for the creation of the Yucca Mountain repository while the Obama Administration devises a new strategy for long-term SNF management. Debate surrounding any new strategy likely will address centralized interim storage, permanent storage at multiple sites and/or SNF reprocessing. Given the program's history of funding restrictions, it is possible that shipments to the repository may not begin by 2020. Because there is no particular date after 2020 that Generation can establish as having a higher probability as the start date for facility operations, Generation uses the 2020 date as its best estimate of when the DOE will begin accepting SNF. This extended delay in SNF acceptance by the DOE has led to Generation's adoption of dry cask storage at its Dresden, Limerick, Oyster Creek, Peach Bottom, Byron, Braidwood, LaSalle and Quad Cities stations. Generation performed sensitivity analyses assuming that the estimated date for the DOE acceptance of SNF was delayed to 2025 and to 2035 and determined that Generation's aggregate nuclear ARO would be reduced by an immaterial amount in each scenario. In August 2004, Generation and the U.S. DOJ, in close consultation with the DOE, reached a settlement under which the government agreed to reimburse Generation for costs associated with storage of SNF at Generation's nuclear stations pending the DOE's fulfillment of its obligations. Generation submits annual reimbursement requests to the DOE for costs associated with the storage of SNF. In all cases, reimbursement requests are made only after costs are incurred and only for costs resulting from DOE delays in accepting the SNF.

Under the agreement, Generation has received cash reimbursements for costs incurred through April 30, 2009, totaling approximately $360 million ($282 million after considering amounts due to co-owners of certain nuclear stations and to the former owner of Oyster Creek). As of December 31, 2009, the amount of SNF storage costs for which reimbursement will be requested from the DOE under the settlement agreement is $69 million, which is recorded within accounts receivable, other. This amount is comprised of $17 million, which has been recorded as a reduction to operating and maintenance expense, and $49 million, which has been recorded as a reduction to capital expenditures. The remaining $3 million represents amounts owed to the co-owners of the Peach Bottom and Quad Cities generating facilities.

The Standard Contracts with the DOE also required the payment to the DOE of a one-time fee applicable to nuclear generation through April 6, 1983. The fee related to the former PECO units has been paid. Pursuant to the Standard Contracts, ComEd previously elected to defer payment of the one-time fee of $277 million for its units (which are now part of Generation), with interest to the date of payment, until just prior to the first delivery of SNF to the DOE. As of December 31, 2009, the unfunded SNF liability for the one-time fee with interest was $1,017 million. Interest accrues at the 13-week Treasury Rate. The 13-week Treasury Rate in effect, for calculation of the interest accrual at December 31, 2009, was 0.061%. The liabilities for SNF disposal costs, including the one-time fee, were transferred to Generation as part of the 2001 corporate restructuring. The outstanding one-time fee obligation for the Oyster Creek and TMI units remains with the former owners. Clinton has no outstanding obligation. See Note 7—Fair Value of Assets and Liabilities for additional information.

13. Retirement Benefits

As of December 31, 2009, Exelon sponsored seven defined benefit pension plans and three postretirement benefit plans for essentially all Generation, ComEd, PECO and BSC employees.

Exelon's traditional and cash balance pension plans are intended to be tax-qualified defined benefit plans. Substantially all non-union employees and electing union employees hired on or after January 1, 2001 participate in cash balance pension plans. Effective January 1, 2009, substantially all newly hired union-represented employees participate in cash balance pension plans. Exelon has elected that the trusts underlying the plans be treated under the IRC as qualified trusts. If certain conditions are met, Exelon can deduct payments made to the qualified trusts, subject to certain IRC limitations. Exelon also sponsors certain non-qualified pension plans.

Benefit Obligations and Plan Assets, and Funded Status

Exelon recognizes the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability on its balance sheet, with offsetting entries to Accumulated Other Comprehensive Income (AOCI) and regulatory assets, in accordance with the applicable authoritative guidance. The impact of changes in assumptions used to measure pension and other postretirement benefit obligations is generally recognized over the expected average remaining service period of the plan participants, rather than immediately recognized. The measurement date for the plans is December 31. The obligations reflect the impact of Exelon's 2009 restructuring activities and changes in certain plans related to some union participants. The following table provides a rollforward of the changes in the benefit obligations and plan assets for the most recent two years for all plans combined:

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
Change in benefit obligation:				
Net benefit obligation at beginning of year	$10,788	$10,427	$3,480	$3,335
Service cost	178	163	113	108
Interest cost	651	635	205	208
Plan participants' contributions	—	—	18	22
Actuarial loss (gain)	479	176	31	(14)
Plan Amendments	2	16	—	—
Curtailments/settlements	2	1	—	—
Special termination benefits	—	—	4	—
Gross benefits paid	(618)	(630)	(203)	(189)
Federal subsidy on benefits paid	—	—	10	10
Net benefit obligation at end of year	$11,482	$10,788	$3,658	$3,480
Change in plan assets:				
Fair value of net plan assets at beginning of year	$ 6,664	$ 9,634	$1,224	$1,616
Actual return on plan assets	1,352	(2,420)	280	(388)
Employer contributions	441	80	157	163
Plan participants' contributions	—	—	18	22
Gross benefits paid	(618)	(630)	(203)	(189)
Fair value of net plan assets at end of year	$ 7,839	$ 6,664	$1,476	$1,224

Exelon presents its benefit obligations and plan assets net on its balance sheet within the following line items:

	Pension Benefits		Other Postretirement Benefits	
	As of December 31,		As of December 31,	
	2009	2008	2009	2008
Other current liabilities	$ 18	$ 13	$ 2	$ 1
Pension obligations	3,625	4,111	—	—
Non-pension postretirement benefit obligations	—	—	2,180	2,255
Unfunded status (net benefit obligation less net plan assets)	$3,643	$4,124	$2,182	$2,256

The funded status of the pension and other postretirement benefit obligations refers to the difference between plan assets and estimated obligations of the plan. During 2008, Exelon's unfunded status increased significantly, primarily due to lower than expected 2008 asset returns. The unfunded balance of the plans decreased to $5.83 billion as of December 31, 2009 as compared to $6.38 billion at 2008. While a decrease in discount rates and other factors resulted in an increase in the pension and other postretirement obligation, it was more than offset by the significant increase in asset values during 2009. The funded status may change over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the projected benefit obligations (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for all pension plans with an ABO in excess of plan assets.

	December 31,	
	2009	2008
Projected benefit obligation	$11,482	$10,788
Accumulated benefit obligation	10,695	10,017
Fair value of net plan assets	7,839	6,664

The following table provides the PBO, ABO and fair value of all pension plans with a PBO in excess of plan assets.

	December 31,	
	2009	2008
Projected benefit obligation	$11,482	$10,788
Accumulated benefit obligation	10,695	10,017
Fair value of net plan assets	7,839	6,664

On an ABO basis, the plans were funded at 73% at December 31, 2009 compared to 67% at December 31, 2008. On a PBO basis, the plans were funded at 68% at December 31, 2009 compared to 62% at December 31, 2008. The ABO differs from the PBO in that it includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2009, 2008 and 2007 for all plans combined. The table reflects a reduction in 2009, 2008 and 2007 of net periodic postretirement benefit costs of approximately $38 million, $38 million and $44 million, respectively, related to a Federal subsidy provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Prescription Drug Act), discussed further below.

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Components of net periodic benefit cost:						
Service cost	$ 178	$ 163	$ 163	$113	$ 108	$ 106
Interest cost	651	635	603	205	208	192
Expected return on assets	(778)	(836)	(816)	(94)	(121)	(115)
Amortization of:						
Transition obligation	—	—	—	9	10	10
Prior service cost (credit)	14	15	16	(56)	(57)	(56)
Actuarial loss	197	127	148	87	53	63
Curtailment/settlement charges	6	9	5	—	—	—
Special termination benefits	—	—	1	4	—	—
Net periodic benefit cost	$ 268	$ 113	$ 120	$268	$ 201	$ 200

Through Exelon's postretirement benefit plans, the Registrants provide retirees with prescription drug coverage. The Prescription Drug Act, enacted on December 8, 2003, introduced a prescription drug benefit under Medicare as well as a Federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare prescription drug benefit. Management believes the prescription drug benefit provided under Exelon's postretirement benefit plans meets the requirements for the subsidy.

The effect of the subsidy on the components of net periodic postretirement benefit cost for 2009, 2008 and 2007 included in the consolidated financial statements was as follows:

	2009	2008	2007
Amortization of the actuarial experience loss	$11	$11	$16
Reduction in current period service cost	9	9	10
Reduction in interest cost on the APBO	18	18	18

Components of OCI and Regulatory Assets

Under the authoritative guidance for regulatory accounting, a portion of net periodic benefit costs is capitalized within Exelon's Consolidated Balance Sheets to reflect the expected regulatory recovery of these amounts, which would otherwise be charged to OCI. The following tables provide the components of OCI and regulatory assets for the years ended December 31, 2009, 2008 and 2007 for all plans combined.

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Changes in plan assets and benefit obligations recognized in OCI and regulatory assets:						
Current year actuarial (gain) loss	$ (94)	$3,432	$ 127	$(154)	$495	$(109)
Amortization of actuarial gain (loss)	(197)	(127)	(148)	(87)	(53)	(63)
Current year prior service cost	2	16	—	—	—	—
Amortization of prior service cost (credit)	(14)	(15)	(16)	56	57	56
Amortization of transition obligation	—	—	—	(9)	(10)	(10)
Settlements	(6)	(9)	(5)	—	—	—
Total recognized in OCI and regulatory assets	$(309)	$3,297	$ (42)	$(194)	$489	$(126)

The following table provides the components of Exelon's gross accumulated other comprehensive loss and regulatory assets that have not been recognized as components of periodic benefit cost as of December 31, 2009 and 2008, respectively, for all plans combined:

	Pension Benefits		Other Postretirement Benefits	
	As of December 31,		As of December 31,	
	2009	2008	2009	2008
Transition obligation	$ —	$ —	$ 29	$ 38
Prior service cost (credit)	118	130	(110)	(166)
Actuarial loss	5,838	6,135	1,029	1,270
Total [(a)]	$5,956	$6,265	$ 948	$1,142

(a) Of the $5,956 million related to pension benefits, $3,819 million and $2,137 million are included in AOCI and regulatory assets, respectively, as of December 31, 2009. Of the $948 million related to other postretirement benefits, $470 million and $478 million are included in AOCI and regulatory assets, respectively, as of December 31, 2009. Of the $6,265 million related to pension benefits, $4,023 million and $2,242 million are included in AOCI and regulatory assets, respectively, as of December 31, 2008. Of the $1,142 million related to other postretirement benefits, $555 million and $587 million are included in AOCI and regulatory assets, respectively, as of December 31, 2008.

The following table provides the components of Exelon's AOCI and regulatory assets as of December 31, 2009 (included in the table above) that are expected to be amortized as components of periodic benefit cost in 2010. These estimates are subject to the completion of a valuation report of Exelon's pension and other postretirement benefit obligations. This valuation report will reflect actual census data as of January 1, 2010 and actual claims activity as of December 31, 2009 and is expected to be completed by the first quarter of 2010.

	Pension Benefits	Other Postretirement Benefits
Transition obligation	$—	$ 9
Prior service cost (credit)	14	(56)
Actuarial loss	256	73
Total (a)	$270	$ 26

(a) Of the $270 million related to pension benefits, $166 million and $104 million are included in AOCI and regulatory assets, respectively, as of December 31, 2009. Of the $26 million related to other postretirement benefits, $11 million and $15 million are expected to be included in AOCI and regulatory assets, respectively, as of December 31, 2009.

Assumptions

The measurement of the plan obligations and costs of providing benefits under Exelon's defined benefit or other postretirement plans involves various factors, including the development of valuation assumptions and accounting elections. When determining the various assumptions that are required, Exelon considers historical information as well as future expectations. The measurement of benefit costs is affected by the actual rate of return on plan assets and assumptions including the long-term expected rate of return on plan assets, the discount rate applied to benefit obligations, Exelon's expected level of contributions to the plans, the incidence of mortality, the expected remaining service period of plan participants, level of compensation and rate of compensation increases, employee age, length of service, the long-term expected investment rate credited to employees of certain plans, the anticipated rate of increase of healthcare costs and the level of benefits provided to employees and retirees, among other factors. The impact of changes in assumptions used to measure pension and other postretirement benefit obligations is generally recognized over the expected average remaining service period of the plan participants, rather than immediately recognized.

Expected Rate of Return. In selecting the expected rate of return on plan assets, Exelon considers historical returns for the types of investments that its plans hold in addition to expectations regarding future long-term asset returns, weighted by Exelon's target asset class allocation. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed income securities. Historical returns and volatilities are modeled to determine asset allocations that best meet the objectives of the investment trusts that hold the plan assets. A change in asset allocations could significantly impact the expected rate of return on plan assets.

The following weighted average assumptions were used to determine the benefit obligations for all of the plans at December 31, 2009, 2008 and 2007:

	Pension Benefits			Other Postretirement Benefits		
	2009 (a)	2008	2007	2009 (a)	2008	2007
Discount rate	5.83%	6.09%	6.20%	5.83%	6.09%	6.20%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Mortality table	IRS required mortality table for 2010 funding valuation	IRS required mortality table for 2009 funding valuation	IRS required mortality table for 2008 funding valuation	IRS required mortality table for 2010 funding valuation	IRS required mortality table for 2009 funding valuation	IRS required mortality table for 2008 funding valuation
Healthcare cost trend on covered charges	N/A	N/A	N/A	7.5% decreasing to ultimate trend of 5.0% in 2015	7.5% decreasing to ultimate trend of 5.0% in 2014	8.00% decreasing to ultimate trend of 5.0% in 2014

(a) Assumptions used to determine year-end 2009 benefit obligations are the assumptions used to estimate the 2010 net periodic benefit cost.

The following weighted average assumptions were used to determine the net periodic benefit costs for all the plans for the years ended December 31, 2009, 2008 and 2007:

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Discount rate	6.09%	6.20%	5.90%	6.09%	6.20%	5.85%
Expected return on plan assets	8.50%	8.75%	8.75%	8.10%(a)	7.80%(a)	7.85%(a)
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Mortality table	IRS required mortality table for 2009 funding valuation	IRS required mortality table for 2008 funding valuation	RP 2000 with 10-year projection of mortality improvements	IRS required mortality table for 2009 funding valuation	IRS required mortality table for 2008 funding valuation	RP 2000 with 10-year projection of mortality improvements
Healthcare cost trend on covered charges	N/A	N/A	N/A	7.50% decreasing to ultimate trend of 5.0% in 2014	8.00% decreasing to ultimate trend of 5.0% in 2014	9.00% decreasing to ultimate trend of 5.0% in 2012

(a) Not applicable to the Exelon-sponsored former-AmerGen other postretirement benefit plan, as this plan does not have any plan assets.

Assumed healthcare cost trend rates have a significant effect on the costs reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

Effect of a one percentage point increase in assumed healthcare cost trend	
on 2009 total service and interest cost components	$ 49
on postretirement benefit obligation at December 31, 2009	448
Effect of a one percentage point decrease in assumed healthcare cost trend on 2009 total service and interest cost components	(40)
on postretirement benefit obligation at December 31, 2009	(372)

Funding is based upon actuarially determined contributions that take into account the minimum contribution required under ERISA, as amended, for the pension plans and the amount deductible for income tax purposes for the other postretirement benefit plans. Management considers these and other factors when making funding decisions. The calculation of funding requirements for pension plans requires election of a methodology to determine the actuarial value of assets and the interest rate used to measure the pension liabilities. Recent pension funding guidance has modified some of those elections.

The Pension Protection Act of 2006 (the Act) became effective January 1, 2008 and requires companies to, among other things, maintain certain defined minimum funding thresholds (or face plan benefit restrictions). Generally, effective January 1, 2008 (January 1, 2009 for most union-represented employees), Exelon prospectively amended the vesting schedule, benefit crediting rate and investment crediting rate of its relevant cash balance pension plans in accordance with interim guidance issued by the U.S. Treasury Department pursuant to the Act. These changes to the cash balance pension plans did not have a significant impact on Exelon's results of operations or cash flows. In March and September 2009, the U.S. Treasury Department provided guidance on the selection of the corporate bond yield curve for determining the interest rate used to calculate plan liabilities and determine pension funding requirements. There are other legislative and regulatory funding relief proposals also being discussed. Exelon is monitoring the progress of these initiatives and evaluating their potential impact on funding requirements and strategies.

The Worker, Retiree, and Employer Recovery Act of 2008 (WRERA) was signed into law in December 2008. WRERA grants plan sponsors relief from certain funding requirements and benefit restrictions, and also provides some technical corrections to the Act. There are two primary provisions that impact funding results for Exelon. First, required contributions will be based on a percentage of the funding target for years beginning before 2011, rather than a funding target of 100%. These percentages are 92%, 94% and 96% in 2008, 2009 and 2010, respectively. Second, one of the technical corrections, referred to as asset smoothing, allows the use of average asset amounts, including expected returns (subject to certain limitations), for a 24-month period prior to the measurement date, in the determination of funding requirements. Exelon has elected to utilize asset smoothing for its largest pension plan and market value of assets for its remaining plans. These elections are expected to provide Exelon the opportunity to defer certain contributions to later years and potentially mitigate future contributions through investment market recovery.

During September 2009, Exelon made a discretionary pension contribution of $350 million to its largest pension plan. The contribution, combined with funding elections for the 2009 and 2010 plan years, is expected to reduce future contribution requirements.

Exelon expects to contribute approximately $417 million to the benefit plans in 2010, of which Generation, ComEd and PECO expect to contribute $198 million, $92 million and $67 million, respectively. Exelon's expected 2010 benefit plan contributions of $417 million include $261 million of minimum required pension contributions (including contributions to avoid benefit restrictions) and other postretirement contributions of $156 million (of which approximately $100 million is discretionary). These estimates are subject to the completion of a valuation report of Exelon's pension and other postretirement benefit obligations. This valuation report will reflect actual census data as of January 1, 2010 and claims activity as of December 31, 2009.

Estimated Future Benefit Payments

Estimated future benefit payments to participants in all of the pension plans and postretirement benefit plans as of December 31, 2009 were:

	Pension Benefits	Other Postretirement Benefits
2010	$ 708	$ 190
2011	639	199
2012	651	205
2013	677	212
2014	677	219
2015 through 2019	3,873	1,256
Total estimated future benefits payments through 2019	$7,225	$2,281

(a) Estimated future benefit payments do not reflect an anticipated Federal subsidy provided through the Prescription Drug Act. The Federal subsidies to be received by Exelon in the years 2010, 2011, 2012, 2013, 2014 and from 2015 through 2019 are estimated to be $10 million, $11 million, $12 million, $13 million, $14 million and $89 million, respectively.

Plan Assets

Investment Strategy. Exelon's overall investment strategy is to achieve a mix of investments for long-term growth and for near-term benefit payments with diversification of asset types, fund strategies, and fund managers. Exelon seeks to achieve optimal asset returns while balancing the liquidity requirements of the plans' liabilities. Exelon utilizes a diversified, strategic asset allocation to efficiently and prudently generate investment returns that will meet the objectives of the investment trusts that hold the plan assets. Asset/liability studies are utilized to determine the specific asset allocations for the trusts. In general, Exelon's investment strategy reflects the belief that equities are expected to outperform fixed-income investments and are well-suited to bear the risk of added volatility over the long-term. Accordingly, the asset allocations of the trusts usually reflect a higher allocation to equities as compared to fixed-income securities. Equity securities primarily include investments in diversified portfolios of domestic large cap and small cap firms. Equity securities also include non-U.S. equity securities, which are used to diversify some of the volatility of the U.S. equity market while providing comparable long-term returns. Fixed-income securities include diversified portfolios invested across a broad spectrum of primarily investment-grade securities. These portfolios have the Barclays Aggregate Bond Index as their benchmark. In the pension trusts, Exelon generally maintains approximately 10% of its plan assets in alternative asset classes. Alternative asset classes are utilized to provide additional diversification and return potential and include investments in private equity and real estate. On a quarterly basis, Exelon reviews the actual asset allocations and follows a rebalancing procedure in order to remain within an allowable range, as defined by its policy, of its targeted allocation percentages. Exelon's investment guidelines limit the amount of allowed exposure to investments in more volatile sectors and limit concentrations based on established criteria. A change in the overall investment strategy could significantly impact the expected rate of return on plan assets.

Exelon's pension plan's weighted average asset allocations at December 31, 2009 and 2008 and target allocation for 2009 were as follows:

Asset Category	Target Allocation at December 31, 2009	Percentage of Plan Assets at December 31, 2009	2008
Equity securities			
Large Cap	30-35%	32%	26%
Small Cap	10	9	8
International	15	15	13
Private Equity	5	6	6
Total Equity Securities	60-65%	62%	53%
Fixed Income Securities	35-40%	34%	42%
Real Estate	5%	4%	5%
Total		100%	100%

Exelon's other postretirement benefit plan's weighted-average asset allocations at December 31, 2009 and 2008 and target allocation for 2009 were as follows:

Asset Category	Target Allocation at December 31, 2009	Percentage of Plan Assets at December 31, 2009	2008
Equity securities			
Large Cap	35-40%	39%	35%
Small Cap	5-10%	10	9
International	15	15	14
Total Equity Securities	60-65%	64%	58%
Fixed Income Securities	35-40%	36%	42%
Total		100%	100%

Securities Lending Programs. The majority of the benefit plans participate in a securities lending program with the trustees of the plans' investment trusts. The program authorizes the trustee of the particular trust to lend securities, which are assets of the plan, to approved borrowers. The trustees require borrowers, pursuant to a security lending agreement, to deliver collateral to secure each loan. The loaned securities are required to be collateralized by cash, U.S. Government securities or irrevocable bank letters of credit. Initial collateral levels are no less than 102% and 105% of the market value of the borrowed securities for collateral denominated in U.S. and foreign currency, respectively. Subsequent collateral levels, which are adjusted daily, must be maintained at a level no less than 100% of the market value of borrowed securities. Cash collateral received is invested in collateral funds comprised primarily of short term investment vehicles. Collateral may not be sold or re-pledged by the trustees, however, the borrowers may sell or re-pledge the loaned securities. Exelon's benefit plans bear the risk of loss with respect to unfavorable changes in the fair value of the invested cash collateral. Such losses may result from a decline in the fair value of specific investments or due to liquidity impairments resulting from current market conditions. Exelon, the trustees and the borrowers have the right to terminate the lending agreement at any time. In the event of termination, the borrowers must return the loaned securities or surrender the collateral. Losses recognized by the trust were not material during the years ended December 31, 2009 and 2008. Management continues to monitor the performance of the invested collateral and work closely with the trustees to limit any potential losses.

In the fourth quarter of 2008, Exelon decided to end its participation in the securities lending program and chose to initiate a gradual withdrawal of the trusts' investments in order to minimize potential losses due to the absence of liquidity in the market. As part of its withdrawal plan and in order to minimize losses, Exelon temporarily increased its securities on loan during 2009. This temporary increase does not change Exelon's intent to end its participation in the securities lending program. Currently, the weighted average maturity of the securities within the collateral funds is approximately 4 months. The fair value of securities on loan was approximately $356 million and $269 million at December 31, 2009 and 2008, respectively. The fair value of the cash and non-cash collateral received for these loaned securities was $365 million at December 31, 2009 and $274 million at December 31, 2008. A portion of the income generated through the investment of cash collateral is remitted to the borrowers, and the remainder is allocated between the trusts and the trustees in their capacity as security agents.

Concentrations of Credit Risk. Exelon evaluated its pension and other postretirement benefit plans' asset portfolios for the existence of significant concentrations of credit risk as of December 31, 2009. Types of concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, and individual fund. As of December 31, 2009, there were no significant concentrations (defined as greater than 10 percent of plan assets) of risk in Exelon's pension and other postretirement benefit plan assets.

Fair Value Measurements

The following table presents Exelon's pension and other postretirement benefit plan assets measured and recorded at fair value on Exelon's Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2009:

As of December 31, 2009 (In millions) (a) (f)	Level 1	Level 2	Level 3	Total
Pension Plan Assets				
Cash equivalents	$ 37	$ —	$—	$ 37
Equity securities	1,357	—	—	1,357(b)
Commingled funds	515	3,641	450	4,606(c)
Fixed Income				
Debt securities issued by the U.S. Treasury and other				— (d)
U.S. government corporations and agencies	140	23	—	163(d)
Debt securities issued by states of the United States and by political subdivisions of the states	—	11	—	11(d)
Corporate debt securities	—	245	—	245(d)
Federal agency mortgage-backed securities	—	825	—	825(e)
Non-federal agency mortgage-backed securities	—	342	—	342(e)
Fixed Income subtotal	140	1,446	—	1,586
Real Estate	154	—	156	310
Pension Plan Assets subtotal	$2,203	$5,087	$606	$7,896
Other postretirement benefit plan assets				
Cash equivalents	4	—	—	4
Equity securities	199	—	—	199(b)
Commingled funds	112	894	—	1,006(c)
Fixed Income				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	14	2	—	16
Debt securities issued by states of the United States and by political subdivisions of the states	—	103	—	103(d)
Corporate debt securities	—	20	—	20(d)
Federal agency mortgage-backed securities	—	94	—	94(e)
Non-federal agency mortgage-backed securities	—	34	—	34(e)
Fixed Income subtotal	14	253	—	267
Real Estate	1	—	—	1
Postretirement benefit plan subtotal	$ 330	$1,147	$—	$1,477
Total pension and other postretirement benefit plan assets	$2,533	$6,234	$606	$9,373

(a) See Note 7—Fair Value of Assets and Liabilities for a description of levels within the fair value hierarchy.

(b) The performance of equity portfolios is benchmarked against the Standard and Poor's (S&P) 500 Index, Russell 2000 Index or the Morgan Stanley Capital International Europe, Australasia and Far East (EAFE) Index. Excludes a $210 million payable for collateral on loaned securities in connection with the benefit plans' participation in securities lending programs.

(c) The benefit plans own commingled funds that invest in equity and fixed income securities, private equity, and real estate. The commingled funds that invest in equity securities seek to out-perform the S&P 500 Index, Morgan Stanley Capital International EAFE Index and Russell 2000 Index. The commingled funds that hold fixed income securities invest primarily in domestic investment grade securities. Including corporate, municipal, and U.S. Treasury securities. The commingled funds that hold private equity investments seek to track the Russell 2000 plus 300 basis points. The commingled funds that hold direct investments in real estate are diversified by geography and type of property. These funds are benchmarked to the National Council of Real Estate Investment Fiduciaries (NCREIF) index.

(d) This category predominantly represents diverse issues of domestic, investment-grade fixed income securities. Excludes a $148 million payable for collateral on loaned securities in connection with the benefit plans' participation in securities lending programs.

(e) This category represents investments in federal agency, commercial and residential mortgage-backed securities that seek to out-perform the Barclays Capital Aggregate Index. Excludes a $7 million payable for collateral on loaned securities in connection with the benefit plans' participation in securities lending programs.

(f) The total fair value of pension and other postretirement benefit plan assets excludes $20 million of interest and dividends receivable and $40 million related to pending sales transactions.

The following table presents the fair value reconciliation of Level 3 assets and liabilities measured at fair value for pension and other postretirement benefit plans during the year ended December 31, 2009:

(in millions)	Commingled funds in private equity Investments	Commingled funds in direct real estate	Total
Pension Assets			
Balance as of January 1, 2009	$ 808	$232	$1,040
Actual return on plan assets:			
Relating to assets still held at the reporting date	57	(88)	(31)
Relating to assets sold during the period	35	—	35
Purchases, sales and settlements	136	12	148
Transfers into (out of) Level 3	(586)	—	(586)
Balance as of December 31, 2009	$ 450	$156	$ 606
Other Postretirement Benefits			
Balance as of January 1, 2009	$ 53	$—	$ 53
Relating to assets sold during the period	23	—	23
Transfers into (out of) Level 3	(76)	—	(76)
Balance as of December 31, 2009	$ —	$—	$ —

Valuation Techniques Used to Determine Fair Value

Cash equivalents. Investments with maturities of three months or less when purchased, including certain short-term fixed-income securities, are considered cash equivalents and are included in the recurring fair value measurements hierarchy as Level 1 or Level 2.

Equity securities. With respect to individually held equity securities, the trustees obtain prices from pricing services, whose prices are obtained from direct feeds from market exchanges, which Exelon is able to independently corroborate. Preferred and common corporate stocks are valued based on quoted prices in active markets and are categorized in Level 1. Equity securities held individually are primarily traded on exchanges which contain only actively traded securities due to the volume trading requirements imposed by these exchanges.

Commingled funds. Commingled funds are maintained by investment companies and hold certain investments in accordance with a stated set of fund objectives, which are consistent with Exelon's overall investment strategy. The values of the majority of commingled funds are not publically quoted and must trade through a broker. For equity and fixed-income commingled fund traded through a broker, the fund administrator values the fund using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities. These funds have been categorized in Level 2. Equity and fixed-income funds with publically quoted prices have been categorized in Level 1. Private equity commingled funds are generally partnerships in which a benefit plan is a limited partner. These partnerships generate capital returns through investing in enterprises such as other limited partnerships or other pooled investment vehicles which, in turn, make equity-oriented investments in venture capital companies. Private equity commingled funds are valued by investment managers on a periodic basis using pricing models that use market, income, and cost valuation methods. Since these valuation inputs are not highly observable, private equity funds have been categorized as Level 3.

Fixed-income securities. For fixed income securities, multiple prices and price types are obtained from pricing vendors whenever possible, which enables cross-provider validations in addition to checks for unusual daily movements. A primary price source is identified based on asset type, class or issue for each security. The trustees monitor prices supplied by pricing services and may use a supplemental price source or change the primary price source of a given security if the portfolio managers challenge an assigned price and the trustees determine that another price source is considered to be preferable. Exelon has obtained an understanding of how these prices are derived, including the nature and observability of the inputs used in deriving such prices. Additionally, Exelon selectively corroborates the fair values of securities by comparison to other market-based price sources. Investments in U.S. Treasury securities have been categorized in Level 1 because they trade in highly-liquid and transparent markets. The fair values of fixed income securities, excluding U.S. Treasury securities, are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2. To draw parallels from the trading and quoting of fixed income securities with similar features, pricing services consider various characteristics including the issuer, maturity, purpose of loan, collateral attributes, prepayment speeds, interest rates and credit ratings in order to properly value these securities.

Real Estate. Real estate investment trusts are valued daily based on quoted prices in active markets and are categorized in Level 1. Real estate commingled funds are funds with a direct investment in a pool of real estate properties. These funds are valued by investment managers on a periodic basis using pricing models that use independent appraisals from sources with professional qualifications. Since these valuation inputs are not highly observable, real estate investments have been categorized as Level 3 investments.

401(k) Savings Plan

Exelon, Generation, ComEd and PECO participate in a 401(k) savings plan sponsored by Exelon. The plan allows employees to contribute a portion of their pre-tax income in accordance with specified guidelines. Exelon, Generation, ComEd and PECO match a percentage of the employee contribution up to certain limits. The cost of matching contributions to the savings plan totaled the following:

For the Years Ended	Exelon	Generation	ComEd	PECO
2009	$70	$36	$20	$8
2008	66	33	19	7
2007	63	30	18	6

14. Corporate Restructuring and Plant Retirements

The Registrants provide severance and health and welfare benefits to terminated employees primarily based upon each individual employee's years of service and compensation level. The Registrants accrue amounts associated with severance benefits that are considered probable and that can be reasonably estimated.

The following table presents total severance benefits costs, recorded as operating and maintenance expense for the year ended December 31, 2009:

Severance Benefits Expense (a)(b)	
Corporate restructuring—2009	$34
Plant retirements—2009 (c)	7
Total severance benefits expense	$41

(a) The amounts above include $7 million, $4 million, and $2 million at Generation, ComEd and PECO, respectively, for amounts billed through intercompany allocations for the year ended December 31, 2009.

(b) The severance benefits costs include $1 million of stock compensation expense collectively at Generation and ComEd for which the obligation is recorded in equity for the year ended December 31, 2009, respectively. Severance benefits also include $4 million and $2 million at Exelon and ComEd, respectively, of contractual termination benefits expense for which the obligation is recorded in other postretirement benefits.

(c) Severance-related expenses associated with plant retirements are described below.

Corporate restructuring. On June 18, 2009, Exelon announced a restructured senior executive team and major spending cuts, including the elimination of approximately 500 employee positions. Exelon eliminated approximately 400 corporate support positions, mostly located at corporate headquarters, and 100 management level positions at ComEd, the majority of which was completed by September 30, 2009. These actions were in response to the continuing economic challenges confronting all parts of Exelon's business and industry especially in light of the commodity-driven nature of Generation's markets, necessitating continued focus on cost management through enhanced efficiency and productivity.

Exelon recorded a pre-tax charge for estimated salary continuance and health and welfare severance benefits of $40 million in June 2009 as a result of the planned job reductions. Subsequent to June, Exelon recorded a net pre-tax credit of approximately $6 million, which included a $10 million reduction in estimated salary continuance and health and welfare severance benefits, offset by $4 million of expense for contractual termination benefits. Cash payments under the plan began in July 2009 and will continue through 2010. Substantially all cash payments are expected to be made by the end of 2010 or early 2011 resulting in the completion of the corporate restructuring plan.

The following table presents the activity of severance obligations for the corporate restructuring from January 1, 2009 through December 31, 2009, excluding obligations recorded in equity:

Severance Benefits Obligation	
Balance at January 1, 2009	$—
Severance charges recorded	39
Cash payments	(10)
Other adjustments	(10)
Balance at December 31, 2009	$ 19

Plant Retirements. On December 2, 2009, Exelon announced its intention to permanently retire three coal-fired generating units and one oil/gas-fired generating unit, effective May 31, 2011. The units to be retired are Cromby Generating Station (Cromby) Unit 1 and Unit 2 and Eddystone Generating Station (Eddystone) Unit 1 and Unit 2. In connection with these retirements, Exelon will eliminate approximately 280 employee positions, the majority of which are located at the units to be retired. These actions were in response to the economic outlook related to the continued operation of these four units. Total expected costs for Generation related to the announced retirements is $40 million, which includes $18 million for estimated salary continuance and health and welfare severance benefits, a $17 million write down of inventory and $5 million of shut down costs. Additionally, approximately $218 million of accelerated depreciation expense will be recorded ratably until the plant shutdown date. During the year ended December 31, 2009, Generation recorded a pre-tax charge of $24 million related to the announced retirements, which included a $7 million charge for estimated salary continuance and health and welfare severance benefits, and $17 million of expense for the write down of inventory recorded within operating and maintenance expense in Exelon and Generation's Consolidated Statements of Operations. Additionally, Generation recorded $32 million of accelerated depreciation expense within depreciation and amortization expense in Exelon's and Generation's Consolidated Statements of Operations.

The following table presents the activity of severance obligations for the announced Cromby and Eddystone retirements in December of 2009 from January 1, 2009 through December 31, 2009, excluding obligations recorded in equity:

Severance Benefits Obligation	
Balance at January 1, 2009	$—
Severance charges recorded	7
Cash payments	—
Balance at December 31, 2009	$ 7

On January 5, 2010, PJM notified Exelon that based upon its preliminary analysis, the retirement of one or more of the Cromby and Eddystone units may result in reliability impacts to the transmission system. On February 1, 2010, Generation notified PJM that to the extent the retirement of these units results in reliability impacts, Generation would continue operations beyond its desired deactivation date during the period of construction of the necessary transmission upgrades, provided that Exelon receives the required environmental permits and adequate cost-based compensation. Upon determination of which, if any, units continue to operate beyond May 31, 2011, Generation will reevaluate the appropriate depreciation useful lives for the impacted units at the time of and based on final operating and cost recovery arrangements made with PJM.

15. Preferred Securities

At December 31, 2009 and 2008, Exelon was authorized to issue up to 100,000,000 shares of preferred securities, none of which were outstanding.

Preferred and Preference Securities of Subsidiaries

At December 31, 2009 and 2008, ComEd prior preferred securities and ComEd cumulative preference securities consisted of 850,000 shares and 6,810,451 shares authorized, respectively, none of which were outstanding.

At December 31, 2009 and 2008, PECO cumulative preferred securities, no par value, consisted of 15,000,000 shares authorized and the outstanding amounts set forth below. Shares of preferred securities have full voting rights, including the right to cumulate votes in the election of directors.

		December 31,			
	Redemption Price [(a)]	2009	2008	2009	2008
		Shares Outstanding		Dollar Amount	
Series (without mandatory redemption)					
$4.68 (Series D)	$104.00	150,000	150,000	$15	$15
$4.40 (Series C)	112.50	274,720	274,720	27	27
$4.30 (Series B)	102.00	150,000	150,000	15	15
$3.80 (Series A)	106.00	300,000	300,000	30	30
Total preferred securities		874,720	874,720	$87	$87

(a) Redeemable, at the option of PECO, at the indicated dollar amounts per share, plus accrued dividends.

16. Common Stock

At December 31, 2009 and 2008, Exelon's common stock without par value consisted of 2,000,000,000 shares authorized and 659,798,515 and 658,154,642 shares outstanding, respectively. At December 31, 2009 and 2008, ComEd's common stock with a $12.50 par value consisted of 250,000,000 shares authorized and 127,016,519 shares outstanding. At December 31, 2009 and 2008, PECO's common stock without par value consisted of 500,000,000 shares authorized and 170,478,507 shares outstanding.

ComEd had 75,294 and 75,410 warrants outstanding to purchase ComEd common stock as of December 31, 2009 and 2008, respectively. The warrants entitle the holders to convert such warrants into common stock of ComEd at a conversion rate of one share of common stock for three warrants. At December 31, 2009 and 2008, 25,098 and 25,137 shares of common stock, respectively, were reserved for the conversion of warrants.

Share Repurchases

Share Repurchase Programs. In April 2004, Exelon's Board of Directors approved a discretionary share repurchase program that allows Exelon to repurchase shares of its common stock on a periodic basis in the open market. The share repurchase program is intended to mitigate, in part, the dilutive effect of shares issued under Exelon's employee stock option plan and Exelon's ESPP. The aggregate value of the shares of common stock repurchased pursuant to the program cannot exceed the economic benefit received after January 1, 2004 due to stock option exercises and share purchases pursuant to Exelon's ESPP. The economic benefit consists of the direct cash proceeds from purchases of stock and the tax benefits associated with exercises of stock options. The 2004 share repurchase program has no specified limit on the number of shares that may be repurchased and no specified termination date. Any shares repurchased are held as treasury shares unless cancelled or reissued at the discretion of Exelon's management. During 2008, 6.6 million shares of common stock were purchased under this share repurchase program for $500 million.

On August 31 and December 19, 2007, Exelon's Board of Directors approved a share repurchase program for up to $1.25 billion and $500 million of Exelon's outstanding common stock, respectively. In 2007, Exelon entered into agreements to repurchase a total of $1.25 billion of Exelon's common shares under the first accelerated share repurchase (ASR) program, and 2008, Exelon entered into an agreement to repurchase a total of $500 million of Exelon's common shares under the second ASR program. Exelon accounted for each ASR program as two distinct transactions, as shares of common stock acquired in a treasury stock transaction and as a forward contract indexed to Exelon's own common stock. The ASR agreements include a pricing collar, which establishes a minimum and maximum number of shares that can be repurchased. In September 2007 and February 2008. Exelon received the minimum number of shares, as determined by each of the ASR agreements, which amounted to 15.1 million shares and 5.8 million shares, respectively. These initial shares were recorded as treasury stock, at cost, for $1.17 billion and $436 million in September 2007 and February 2008, respectively.

The forward contract issued in September 2007 was settled in February 2008 when Exelon received 525,666 shares valued at $42 million. The ultimate settlement of this forward contract was based on changes in the price of Exelon's common stock from September 24, 2007 through the date of settlement. The forward contract issued in February 2008 was settled in May 2008 when Exelon received 260,086 shares valued at $22 million. The ultimate settlement of this forward contract was based on changes in the price of Exelon's common stock from February 29, 2008 through the date of settlement.

In the third quarter of 2008, Exelon's board of directors approved a share repurchase program for up to $1.5 billion of Exelon's outstanding common stock. Subsequently, Exelon management determined to defer indefinitely any share repurchases. This decision was made in light of a variety of factors, including: developments affecting the world economy and commodity markets, including those for electricity and gas; the continued uncertainty in capital and credit markets and the potential impact of those events on Exelon's future cash needs; projected cash needs to support investment in the business, including maintenance capital and nuclear uprates; and value-added growth opportunities.

Under the share repurchase programs, 34.8 million shares of common stock are held as treasury stock with a cost of $2.3 billion as of December 31, 2009. During 2009, Exelon had no common stock repurchases.

Stock-Based Compensation Plans

Exelon grants stock-based awards through its LTIP, which primarily includes performance share awards, stock options and restricted stock units. At December 31, 2009, there were approximately 23 million shares authorized for issuance under the LTIP. During the years ended December 31, 2009, 2008 and 2007, exercised and distributed stock-based awards were primarily issued from authorized but unissued common stock shares.

As the LTIP sponsor, Exelon is the sole issuer of all stock-based compensation awards. All awards are recorded as equity or a liability in Exelon's Consolidated Balance Sheets. The stock-based compensation expense specifically attributable to the employees of Generation, ComEd and PECO is directly recorded to operating and maintenance expense within each of their respective Consolidated Statements of Operations. Stock-based compensation expense attributable to BSC employees is allocated to the Registrants using a cost-causative allocation method.

The following table presents the stock-based compensation expense included in Exelon's Consolidated Statements of Operations during the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
Components of Stock-Based Compensation Expense	**2009**	**2008**	**2007**
Performance shares	$ 31	$ 28	$ 76
Stock options	20	24	34
Restricted stock units	26	20	13
Other stock-based awards	4	4	2
Total stock-based compensation included in operating and maintenance expense	81	76	125
Income tax benefit	(32)	(29)	(48)
Total after-tax stock-based compensation expense	$ 49	$ 47	$ 77

The following table presents stock-based compensation expense (pre-tax) during the years ended December 31, 2009, 2008 and 2007:

Subsidiaries	Year Ended December 31, 2009	2008	2007
Generation	$38	$38	$ 47
ComEd	4	4	8
PECO	6	6	5
BSC [a]	33	28	65
Total	$81	$76	$125

(a) These amounts primarily represent amounts billed to Exelon's subsidiaries through intercompany allocations.

There were no significant stock-based compensation costs capitalized during the years ended December 31, 2009, 2008 and 2007.

Exelon receives a tax deduction based on the intrinsic value of the award on the exercise date for stock options and distribution date for performance share awards and restricted stock units. For each award, throughout the requisite service period, Exelon recognizes the tax benefit related to compensation costs. The tax deductions in excess of the benefits recorded throughout the requisite service period are recorded to common stock and are included in other financing activities within Exelon's Consolidated Statements of Cash Flows. The following table presents information regarding Exelon's tax benefits during the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31, 2009	2008	2007
Realized tax benefit when exercised/distributed:			
Stock options	$ 6	$59	$93
Restricted stock units	7	4	7
Performance share awards	19	27	28
Stock deferral plan	1	10	25
Excess tax benefits included in other financing activities of Exelon's Consolidated Statements of Cash Flows:			
Stock options	4	51	77
Restricted stock units	—	1	4
Performance share awards	—	2	1
Stock deferral plan	—	6	15

Stock Options

Non-qualified stock options to purchase shares of Exelon's common stock are granted under the LTIP. The exercise price of the stock options is equal to the fair market value of the underlying stock on the date of option grant. Stock options granted under the LTIP generally become exercisable upon a specified vesting date. The vesting period of stock options is generally four years. All stock options expire ten years from the date of grant.

The value of stock options at the date of grant is expensed over the requisite service period using the straight-line method. The requisite service period for stock options is generally four years. However, certain stock options become fully vested upon the employee reaching retirement-eligibility. The value of the stock options granted to retirement-eligible employees is either recognized immediately upon the date of grant or through the date at which the employee reaches retirement eligibility.

Exelon grants most of its stock options in the first quarter of each year. Stock options granted during the remaining quarters of 2009, 2008 and 2007 were not significant.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table presents the weighted average assumptions used in the pricing model for grants and the resulting weighted average grant date fair value of stock options granted for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
Dividend yield	3.72%	2.73%	2.94%
Expected volatility	36.70%	29.30%	22.00%
Risk-free interest rate	2.01%	3.17%	4.71%
Expected life (years)	6.25	6.25	6.25
Weighted average grant date fair value	$14.43	$18.36	$13.05

The dividend yield is based on several factors, including Exelon's most recent dividend payment at the grant date and the average stock price over the previous year. Expected volatility is based on implied volatilities of traded stock options in Exelon's common stock and historical volatility over the estimated expected life of the stock options. The risk-free interest rate for a security with a term equal to the expected life is based on a yield curve constructed from U.S. Treasury strips at the time of grant. For each year presented, the expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Exelon believes that the simplified method is appropriate due to several factors that result in historical exercise data not being sufficient to determine a reasonable estimate of expected term. Exelon uses historical data to estimate employee forfeitures, which are compared to actual forfeitures on a quarterly basis and adjusted as necessary.

The following table presents information with respect to stock option activity during the year ended December 31, 2009:

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance of shares outstanding at December 31, 2008	11,341,728	$45.17		
Options granted	1,180,280	56.39		
Options exercised	(686,059)	29.29		
Options forfeited	(213,510)	60.71		
Options expired	(184,898)	36.95		
Balance of shares outstanding at December 31, 2009	11,437,541	$47.12	5.42	$83
Exercisable at December 31, 2009 [(a)]	9,888,686	$45.00	5.05	$83

(a) Includes stock options issued to retirement eligible employees.

The following table summarizes additional information regarding stock options exercised during the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
Stock Options Exercised	2009	2008	2007
Intrinsic value [(a)]	$15	$147	$231
Cash received for exercise price	20	108	186

(a) The difference between the market value on the date of exercise and the strike price.

The following table summarizes Exelon's nonvested stock option activity for the year ended December 31, 2009:

	Shares	Weighted Average Exercise Price (per share)
Nonvested at December 31, 2008 [(a)]	2,951,737	$56.42
Granted [(b)]	1,180,280	56.39
Vested [(b)]	(2,369,652)	53.23
Forfeited	(213,510)	60.71
Nonvested at December 31, 2009 [(a)]	1,548,855	$60.69

(a) Excludes 1,213,909 and 953,175 of stock options issued to retirement-eligible employees at December 31, 2009 and December 31, 2008, respectively, as they are fully vested.
(b) Includes 492,100 of stock options issued to retirement eligible employees that vested immediately on the date of grant.

As of December 31, 2009, $9 million of total unrecognized compensation costs related to nonvested stock options are expected to be recognized over the remaining weighted-average period of 2.53 years.

Restricted Stock Units

Exelon grants restricted stock units under the LTIP. The majority of Exelon's restricted stock units will be settled in common stock. In accordance with the authoritative guidance for share-based payments, the cost of services received from employees in exchange for the issuance of restricted stock units to be settled in stock is required to be measured based on the grant date fair value of the restricted stock unit issued. On a very limited basis, Exelon has granted restricted stock units to certain ComEd executives that will be settled in cash. The obligations related to these restricted stock units have been classified as liabilities on Exelon's Consolidated Balance Sheets and are remeasured each reporting period throughout the requisite service period.

The value of the restricted stock units is expensed over the requisite service period using the straight-line method. The requisite service period for restricted stock units is generally three to five years. However, certain restricted stock unit awards become fully vested upon the employee reaching retirement-eligibility. The value of the restricted stock units granted to retirement-eligible employees is either recognized immediately upon the date of grant or through the date at which the employee reaches retirement eligibility. Exelon uses historical data to estimate employee forfeitures, which are compared to actual forfeitures on a quarterly basis and adjusted if necessary.

The following table summarizes Exelon's nonvested restricted stock unit activity for the year ended December 31, 2009:

	Shares	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2008 [(a)]	899,510	$64.26
Granted	517,569	56.08
Vested	(268,812)	55.31
Forfeited	(75,370)	62.96
Undistributed vested awards [(b)]	(144,955)	58.45
Nonvested at December 31, 2009 [(a)]	927,942	$63.30

(a) Excludes 211,246 and 118,948 of restricted stock units issued to retirement-eligible employees at December 31, 2009 and December 31, 2008, respectively, as they are fully vested.
(b) Represents restricted stock units granted to retirement-eligible participants in 2009.

The weighted average grant date fair value of restricted stock units granted during the years ended December 31, 2009, 2008 and 2007 was $56.08, $74.83 and $63.89, respectively. As of December 31, 2009 and 2008, Exelon had obligations related to outstanding restricted stock units not yet settled of $42 million and $33 million, respectively, which are included in common stock in Exelon's Consolidated Balance Sheets. In addition, Exelon had obligations related to outstanding restricted stock units that will be settled in cash of $1 million at December 31, 2009 and 2008, which are included in deferred credits and other liabilities in Exelon's Consolidated Balance Sheets. During the years ended December 31, 2009, 2008 and 2007, Exelon settled restricted stock units with fair value totaling $17 million, $10 million and $18 million, respectively. As of December 31, 2009, $27 million of total unrecognized compensation costs related to nonvested restricted stock units are expected to be recognized over the remaining weighted-average period of 2.23 years.

Performance Share Awards

Exelon grants performance share awards under the LTIP. The number of performance shares granted is determined based on the performance of Exelon's common stock relative to certain stock market indices during the three-year period through the end of the year of grant. These performance share awards generally vest and settle over a three-year period. The holders of performance share awards receive shares of common stock and/or cash annually during the vesting period. Participants are eligible for partial or full distributions in cash if they meet certain stock ownership requirements.

Performance share awards to be settled in stock are recorded as common stock within the Consolidated Balance Sheets and are recorded at fair value at the date of grant. The grant date fair value of equity classified performance share awards granted during the year ended December 31, 2009 was estimated using historical data for the previous two plan years and a Monte Carlo simulation model for the current plan year. This model requires assumptions regarding Exelon's total shareholder return relative to certain stock market indices and the stock beta and volatility of Exelon's common stock and all stocks represented in these indices. Volatility for Exelon and all comparable companies is based on historical volatility over one year using daily stock price observation. Performance share awards expected to be settled in cash are recorded as liabilities within the Consolidated Balance Sheets. The grant date fair value of liability classified performance share awards granted during the year ended December 31, 2009 was based on historical data for the previous two plan years and actual results for the current plan year. The liabilities are remeasured each reporting period throughout the requisite service period and as a result, the compensation costs for cash-settled awards are subject to volatility.

For non retirement-eligible employees, stock-based compensation costs are recognized over the vesting period of three years using the graded-vesting method, a method in which the compensation cost is recognized over the requisite service period for each separately vesting tranche of the award as though the award were multiple awards. For performance shares granted to retirement-eligible employees, the value of the performance shares is recognized ratably over the vesting period which is the year of grant.

The following table summarizes Exelon's nonvested performance share awards activity for the year ended December 31, 2009:

	Shares	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2008 (a)	924,373	$66.47
Granted	475,972	57.34
Vested	(478,589)	64.24
Forfeited	(25,536)	66.15
Undistributed vested awards (b)	(265,962)	59.58
Nonvested at December 31, 2009 (a)	630,258	$64.20

(a) Excludes 551,558 and 640,453 of performance share awards issued to retirement-eligible employees at December 31, 2009 and December 31, 2008, respectively, as they are fully vested.
(b) Represents performance share awards granted to retirement-eligible participants in 2009.

The weighted average grant date fair value of performance share awards granted during the years ended December 31, 2009, 2008 and 2007 was $57.34, $72.89 and $59.94, respectively. During the years ended December 31, 2009, 2008 and 2007, Exelon settled performance shares with a fair value totaling $47 million, $69 million and $65 million, respectively, of which $30 million, $44 million and $39 million was paid in cash, respectively. As of December 31, 2009, $10 million of total unrecognized compensation costs related to nonvested performance shares are expected to be recognized over the remaining weighted-average period of 1.72 years.

The following table presents the balance sheet classification of obligations related to outstanding performance share awards not yet settled:

	As of December 31,	
Obligation Related to Outstanding Performance Share Awards	**2009**	**2008**
Current liabilities (a)	$20	$28
Deferred credits and other liabilities (b)	14	21
Common stock	26	26
Total	$60	$75

(a) Represents the current liability related to performance share awards expected to be settled in cash.
(b) Represents the long-term liability related to performance share awards expected to be settled in cash.

17. Earnings Per Share and Equity

Earnings per Share

Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding, including shares to be issued upon exercise of stock options, performance share awards and restricted stock outstanding under Exelon's LTIPs considered to be common stock equivalents. The following table sets forth the components of basic and diluted earnings per share and shows the effect of these stock options, performance share awards and restricted stock on the weighted average number of shares outstanding used in calculating diluted earnings per share:

	2009	2008	2007
Income from continuing operations	$2,706	$2,717	$2,726
Income from discontinued operations	1	20	10
Net income	$2,707	$2,737	$2,736
Average common shares outstanding—basic	659	658	670
Assumed exercise and/or distributions of stock-based awards	3	4	6
Average common shares outstanding—diluted	662	662	676

The number of stock options not included in the calculation of diluted common shares outstanding due to their antidilutive effect was approximately 5 million in 2009 and less than 1 million in 2008 and 2007.

18. Commitments and Contingencies

Nuclear Insurance

The Price-Anderson Act was enacted to limit the liability of nuclear reactor owners for claims that could arise from a single incident at any of the U.S. licensed nuclear facilities and to ensure the availability of funds for claims arising in the event of an incident. As of December 31, 2009, the current liability limit per incident was $12.6 billion and is subject to change to account for the effects of inflation and changes in the number of licensed reactors. As required by the Price-Anderson Act, Generation maintains a primary level of financial protection by carrying the maximum available amount of nuclear liability insurance for claims that could arise in the event of an incident. As of January 1, 2010, the required amount of nuclear liability insurance is $375 million for each operating site. Additionally, the Price-Anderson Act requires a second layer of protection through the mandatory participation in a secondary financial protection pool by the operators of all U.S. licensed reactors (currently 104 reactors) resulting in an additional $12.2 billion in funds available for claims. Participation in the financial protection pool requires the operator of each reactor to fund its proportionate share of costs for any single incident that exceeds the primary layer of insurance coverage. Under the Price-Anderson Act, the maximum assessment, in the event of an incident for each nuclear operator per reactor per incident (including a 5% surcharge) is $117.5 million, payable at no more than $17.5 million per reactor per incident per year. Exelon's maximum liability per incident is approximately $2.0 billion. In addition, the U.S. Congress could impose revenue-raising measures on the nuclear industry to pay claims. The Price-Anderson Act, as amended, requires an inflation adjustment be made at least once each 5 years. The last inflation adjustment was effective October 29, 2008.

Generation is a member of an industry mutual insurance company, NEIL, which provides property damage, decontamination and premature decommissioning insurance for each station for losses resulting from damage to its nuclear plants, either due to accidents or acts of terrorism. Generation's current limit for this coverage is $2.1 billion (except for Zion, which is $100 million). For property limits in excess of the first $1.25 billion of that limit, Generation participates in an $850 million single limit blanket policy shared by all the Generation operating nuclear sites and the Salem and Hope Creek nuclear sites. This blanket limit is not subject to automatic reinstatement in the event of a loss. In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. If the decision is made to decommission the facility, a portion of the insurance proceeds will be allocated to a fund, which Generation is required by the NRC to maintain, to provide for decommissioning the facility. Generation is unable to predict the timing of the availability of insurance proceeds to Generation and the amount of such proceeds that would be available. Under the terms of the various insurance agreements, Generation could be assessed up to $163 million per year for losses incurred at any plant insured by the insurance company (the retrospective premium obligation). In the event that one or more acts of terrorism cause accidental property damage within a twelve-month period from the first accidental property damage under one or more policies for all insured plants, the maximum recovery for all losses by all insureds will be an aggregate of $3.2 billion plus such additional amounts as the insurer may recover for all such losses from reinsurance, indemnity and any other source, applicable to such losses. The $3.2 billion maximum recovery limit is not applicable, however, in the event of a "certified act of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007. The Terrorism Risk Insurance Act expires on December 31, 2014.

Additionally, NEIL provides replacement power cost insurance in the event of a major accidental outage at an insured nuclear station. The premium for this coverage is subject to assessment for adverse loss experience. Generation's maximum share of any assessment is $44 million per year (the retrospective premium obligation). NEIL may require financial assurance of the ability to satisfy the obligation to pay this assessment. Recovery under this insurance for terrorist acts is subject to the $3.2 billion aggregate limit and secondary to the property insurance described above. This limit would not apply in cases of certified acts of terrorism under the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007, as described above.

Effective April 1, 2009, NEIL requires its members to maintain an investment grade credit rating or to ensure collectability of their annual retrospective premium obligation by providing a financial guarantee, letter of credit, deposit premium, or some other means of assurance. The current aggregate annual retrospective premium obligation for Generation is $207 million.

In addition, Generation participates in the Master Worker Program, which provides coverage for worker tort claims filed for bodily injury caused by a nuclear energy accident. This program was modified, effective January 1, 1998, to provide coverage to all workers whose "nuclear-related employment" began on or after the commencement date of reactor operations. Generation will not be liable for a retrospective assessment under this policy.

For its insured losses, Generation is self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on Exelon's and Generation's financial condition, results of operations and liquidity.

Energy Commitments

Generation's wholesale operations include the physical delivery and marketing of power obtained through its generation capacity, and long-, intermediate- and short-term contracts. Generation maintains a net positive supply of energy and capacity, through ownership of generation assets and power purchase and lease agreements, to protect it from the potential operational failure of one of its owned or contracted power generating units. Generation has also contracted for access to additional generation through bilateral long-term PPAs. These agreements are firm commitments related to power generation of specific generation plants and/or are dispatchable in nature. Generation enters into PPAs with the objective of obtaining low-cost energy supply sources to meet its physical delivery obligations to its customers. Generation has also purchased firm transmission rights to ensure that it has reliable transmission capacity to physically move its power supplies to meet customer delivery needs. The primary intent and business objective for the use of its capital assets and contracts is to provide Generation with physical power supply to enable it to deliver energy to meet customer needs. Generation primarily uses financial contracts in its wholesale marketing activities for hedging purposes. Generation also uses financial contracts to manage the risk surrounding trading for profit activities.

Generation has entered into bilateral long-term contractual obligations for sales of energy to load-serving entities, including electric utilities, municipalities, electric cooperatives and retail load aggregators. Generation also enters into contractual obligations to deliver energy to wholesale market participants who primarily focus on the resale of energy products for delivery. Generation provides delivery of its energy to these customers through rights for firm transmission.

At December 31, 2009, Generation's short- and long-term commitments, relating to the purchase from and sale to unaffiliated utilities and others of energy, capacity and transmission rights as indicated in the following tables:

	Net Capacity Purchases (a)	Power Only Purchases (b)	Power Only Sales	Transmission Rights Purchases (c)
2010	$ 305	$ 91	$1,307	$ 10
2011	291	49	1,046	9
2012	274	22	568	9
2013	151	—	238	6
2014	145	—	120	—
Thereafter	1,105	—	761	—
Total	$2,271	$162	$4,040	$ 34

(a) Net capacity purchases include PPAs and other capacity contracts that are accounted for as operating leases. Amounts presented in the commitments represent Generation's expected payments under these arrangements at December 31, 2009. Expected payments include certain capacity charges which are contingent on plant availability.

(b) Excludes renewable energy PPA contracts that are contingent in nature.
(c) Transmission rights purchases include estimated commitments for additional transmission rights that will be required to fulfill firm sales contracts.

On April 4, 2007, Generation agreed to sell its rights to 942 MW of capacity, energy, and ancillary services supplied from its existing long-term contract with Tenaska Georgia Partners, LP through a tolling agreement with Georgia Power, a subsidiary of Southern Company, commencing June 1, 2010 and lasting for 20 years. The transaction was approved by the Georgia Public Service Commission (GPSC) in October of 2007. Exelon and Generation recognized a non-cash after-tax loss of approximately $72 million during the fourth quarter of 2007, which is included in purchased power on Exelon's and Generation's Consolidated Statements of Operations. The transaction provides Generation with approximately $43 million in annual revenue in the form of capacity payments over the term of the tolling agreement.

On October 15, 2007, Generation entered into an agreement (Termination Agreement) with State Line Energy, L.L.C. (State Line), an indirect wholly owned subsidiary of Dominion Resources Inc., to terminate the PPA dated as of April 17, 1996 (as amended, the State Line PPA) between State Line and Generation relating to the State Line generating facility in Hammond, Indiana. Under the State Line PPA, Generation controlled 515 MW of electric energy and capacity from the State Line facility. FERC approved the Termination Agreement on October 18, 2007. The conditions to the effectiveness of the Termination Agreement were subsequently satisfied and Generation recorded income of approximately $223 million in the fourth quarter of 2007, which is included in operating revenues on Exelon's and Generation's Consolidated Statements of Operations.

Pursuant to a PPA with Public Service Company of Oklahoma, a subsidiary of American Electric Power, dated as of April 17, 2009, Generation agreed to sell its rights to up to 520 MW, or approximately two-thirds of the capacity, energy and ancillary services supplied under its existing long-term contract with Green Country Energy, LLC. The delivery of power under the PPA is to commence June 1, 2012 and run through February 28, 2022.

On December 17, 2009, Generation entered into a PPA with Entergy Texas, Inc. (ETI) to sell 150 MWs through April 30, 2011 and 300 MWs thereafter of capacity and energy from the Frontier Generating Station located in Grimes County, Texas. The approximate ten year PPA is not included within the Net Capacity table above because it is contingent upon ETI waiving or obtaining regulatory approvals, which may occur after the commencement of the PPA on May 1, 2010.

ComEd purchases a portion of its expected energy requirements through various SFCs resulting from ICC-approved auctions and a competitive procurement process designed by the IPA and approved by the ICC. On January 7, 2009, the ICC approved the IPA's plan for procurement of ComEd's expected energy requirements from June 2009 through May 2010 which includes purchases through the spot market hedged by the financial swap contract with Generation, existing SFCs, and standard products purchased as a result of the 2009 RFP process completed in May 2009. On December 28, 2009, the ICC approved the IPA's latest procurement plan which will result in additional contracts for standard products in the 2010 RFP process expected to be completed in the first half of 2010. See Note 2—Regulatory Issues for further information.

PECO has a long-term PPA with Generation under which PECO obtains all of its electric supply from Generation through 2010. The price for this electricity is essentially equal to the energy revenues earned from customers as specified by PECO's 1998 restructuring settlement mandated by the Competition Act. Subsequent to 2010, PECO expects to procure all of its electric supply from market sources, which will include Generation.

During 2009, PECO entered into procurement contracts to enable PECO to meet a portion of its customers' electric supply requirements for 2011, 2012 and 2013.

ComEd and PECO are also subject to requirements established by the Illinois Settlement Legislation and the AEPS Act, respectively, related to alternative energy resources. See Note 2—Regulatory Issues for additional information relating to electric generation procurement and alternative energy resources.

ComEd's and PECO's electric supply procurement, REC and AEC purchase commitments as of December 31, 2009 are as follows:

	Total	Expiration within 2010	2011-2012	2013-2014	2015 and beyond
ComEd					
Electric supply procurement	$645	$615	$ 30	$—	$—
RECs	$ 8	$ 8	$—	$—	$—
PECO					
Electric supply procurement	$938	$—	$888	$ 50	$—
AECs	$ 37	$ 9	$ 19	$ 9	$—

Fuel Purchase Obligations

In addition to the energy commitments described above, Generation has commitments to purchase fuel supplies for nuclear and fossil generation (and with respect to coal, commitments to sell coal) and PECO has commitments to purchase natural gas, related transportation, storage capacity and services. As of December 31, 2009, these net commitments were as follows:

	Total	Expiration within 2010	2011-2012	2013-2014	2015 and beyond
Generation	$10,105	$1,085	$2,162	$1,950	$4,908
PECO	574	152	173	123	126

Commercial Commitments

Exelon's commercial commitments as of December 31, 2009, representing commitments potentially triggered by future events, were as follows:

	Total	Expiration within 2010	2011-2012	2013-2014	2015 and beyond
Letters of credit (non-debt) (a)	$ 297	$289	$ 8	$—	$ —
Letters of credit (long-term debt)—interest coverage (b)	14	11	3	—	—
Surety bonds (c)	76	7	—	—	69
Performance guarantees (d)	96	—	—	95	1
Energy marketing contract guarantees (e)	218	193	25	—	—
Nuclear insurance premiums (f)	2,204	—	—	—	2,204
Lease guarantees (g)	125	—	—	15	110
2007 City of Chicago Settlement (h)	6	3	3	—	—
Midwest Generation Capacity Reservation Agreement guarantee (i)	10	4	6	—	—
Rate relief commitments—Settlement Legislation (j)	25	25	—	—	—
Total commercial commitments	$3,071	$532	$ 45	$110	$2,384

(a) Letters of credit (non-debt)—Exelon and certain of its subsidiaries maintain non-debt letters of credit to provide credit support for certain transactions as requested by third parties. As of December 31, 2009, guarantees of $9 million have been issued to provide support for certain letters of credit as required by third parties.
(b) Letters of credit (long-term debt) interest coverage—Reflects the interest coverage portion of letters of credit supporting floating-rate pollution control bonds. The principal amounts of the floating-rate pollution control bonds of $213 million at Generation and $191 million at ComEd are reflected in long-term debt in Exelon's Consolidated Balance Sheet.
(c) Surety bonds—Guarantees issued related to contract and commercial agreements, excluding bid bonds.
(d) Performance guarantees—Guarantees issued to ensure performance under specific contracts.
(e) Energy marketing contract guarantees—Guarantees issued to ensure performance under energy commodity contracts.
(f) Nuclear insurance premiums—Represent the maximum amount that Generation would be required to pay for retrospective premiums in the event of nuclear disaster at any domestic site under the Secondary Financial Protection pool as required under the Price-Anderson Act as well as the current aggregate annual retrospective premium obligation that could be imposed by NEIL. See Nuclear Insurance section within this note for additional details on Generation's nuclear insurance premiums.

(g) Lease guarantees—Guarantees issued to ensure payments on building leases.
(h) 2007 City of Chicago Settlement—In December 2007, ComEd entered into an agreement with the City of Chicago. Under the terms of the agreement, ComEd will pay $55 million over six years, of which $8 million, $18 million and $23 million was paid in December 2009, 2008 and 2007, respectively.
(i) Midwest Generation Capacity Reservation Agreement guarantee—In connection with ComEd's agreement with the City of Chicago entered into on February 20, 2003, Midwest Generation assumed from the City of Chicago a Capacity Reservation Agreement that the City of Chicago had entered into with Calumet Energy Team, LLC. ComEd has agreed to reimburse the City of Chicago for any nonperformance by Midwest Generation under the Capacity Reservation Agreement.
(j) See Note 3—Regulatory Issues for additional detail related to Generation's and ComEd's rate relief commitments.

Construction Commitments

Under their operating agreements with PJM, ComEd and PECO are committed to construct transmission facilities. ComEd and PECO will work with PJM to continue to evaluate the scope and timing of any required construction projects. ComEd's and PECO's estimated commitments are as follows:

	Total	2010	2011-2012	2013-2014
ComEd	$ 91	$16	$23	$52
PECO	105	35	45	25

Leases

Minimum future operating lease payments, including lease payments for vehicles, real estate, computers, rail cars, operating equipment and office equipment, as of December 31, 2009 were:

2010	$ 67
2011	65
2012	65
2013	58
2014	53
Remaining years	358
Total minimum future lease payments	$666 (a)(b)

(a) Excludes Generation's PPAs and other capacity contracts that are accounted for as contingent operating lease payments.
(b) Amounts related to certain real estate leases and railroad licenses effectively have indefinite payment periods. As a result, Exelon has excluded these payments from the Remaining years as such amounts would not be meaningful. Exelon's annual obligation for these agreements, included in each of the years 2010 – 2014, was $2 million and $2 million, respectively.

The Registrants' rental expense under operating leases was as follows:

2009	$691 (a)
2008	867 (a)
2007	869 (a)

(a) Includes Generation's PPAs and other capacity contracts that are accounted for as operating leases and are reflected as net capacity purchases in the energy commitments table above. These agreements are considered contingent operating lease payments and are not included in the minimum future operating lease payments table above. Payments made under Generation's PPAs and other capacity contracts totaled $616 million, $787 million and $785 million during 2009, 2008 and 2007, respectively.

For information regarding capital lease obligations, see Note 9–Debt and Credit Agreements.

Indemnifications Related to Sithe

On January 31, 2005, subsidiaries of Generation completed a series of transactions that resulted in Generation's sale of its investment in Sithe. Specifically, subsidiaries of Generation consummated the acquisition of Reservoir Capital Group's 50% interest in Sithe and subsequently sold 100% of Sithe to Dynegy, Inc. (Dynegy).

In connection with the sale, Generation recorded liabilities related to certain indemnifications provided to Dynegy and other guarantees directly resulting from the transaction. Any activity related to Sithe recorded in Exelon's Consolidated Statement of Operations is recorded as discontinued operations. During 2008, Generation reduced its guarantee liabilities and recognized $38 million of income in discontinued operations related to the expiration of tax indemnifications. As of December 31, 2009, Generation had $6 million in guarantee liabilities remaining. The estimated maximum possible exposure to Exelon related to the guarantees provided as part of the sales transaction to Dynegy was approximately $200 million at December 31, 2009.

Indemnifications Related to Sale of TEG and TEP

On February 9, 2007, Tamuin International Inc. (TII), a wholly owned subsidiary of Generation, sold its 49.5% ownership interests in TEG and TEP to a subsidiary of AES Corporation for $95 million in cash plus certain purchase price adjustments. In connection with the transaction, Generation entered into a guarantee agreement under which Generation guarantees the timely payment of TII's obligations to the subsidiary of AES Corporation pursuant to the terms of the purchase and sale agreement relating to the sale of TII's ownership interests. Generation would be required to perform in the event that TII does not pay any obligation covered by the guarantee that is not otherwise subject to a dispute resolution process. Generation's maximum obligation under the guarantee is $95 million. Generation has not recorded a liability associated with this guarantee. The exposures covered by this guarantee expired in part during 2008.

Environmental Issues

General. The Registrants' operations have in the past and may in the future require substantial expenditures in order to comply with environmental laws. Additionally, under Federal and state environmental laws, the Registrants are generally liable for the costs of remediating environmental contamination of property now or formerly owned by them and of property contaminated by hazardous substances generated by them. The Registrants own or lease a number of real estate parcels, including parcels on which their operations or the operations of others may have resulted in contamination by substances that are considered hazardous under environmental laws. ComEd and PECO have identified 42 and 27 sites, respectively, where former MGP activities have or may have resulted in actual site contamination. For almost all of these sites, ComEd or PECO is one of several PRPs which may be responsible for ultimate remediation of each location. Of the 42 sites identified by ComEd, the Illinois EPA or U.S. EPA have approved the cleanup of 11 sites and of the 27 sites identified by PECO, the PA DEP has approved the cleanup of 16 sites. Of the remaining sites identified by ComEd and PECO, 24 and 9 sites, respectively, are currently under some degree of active study and/or remediation. ComEd and PECO anticipate that the majority of the remediation at these sites will continue through at least 2015 and 2021, respectively. In addition, the Registrants are currently involved in a number of proceedings relating to sites where hazardous substances have been deposited and may be subject to additional proceedings in the future.

ComEd and Nicor Gas Company, a subsidiary of Nicor Inc. (Nicor), were parties to an interim agreement under which they cooperated in remediation activities at 38 former MGP sites for which ComEd or Nicor, or both, have responsibility. In January 2008, ComEd and Nicor executed a definitive written agreement on the allocation of costs for the MGP sites, which was approved by the ICC on June 9, 2009. The approval of the settlement by the ICC did not have an impact on ComEd's cash flows or results of operations. ComEd's accrual as of December 31, 2009 for these environmental liabilities reflects the cost allocations defined in the agreement. ComEd will continue to pass through to customers these environmental cleanup costs pursuant to a rider approved by the ICC as discussed below.

Based on the final order received from the ICC, ComEd is recovering from customers a provision for environmental costs for the remediation of former MGP facility sites, including those incorporated in the Nicor Settlement, for which ComEd has recorded a regulatory asset. Based on the final order received from the PAPUC, PECO is currently recovering from customers a provision for environmental costs annually for the remediation of former MGP facility sites, for which PECO has recorded a regulatory asset. The gas distribution rate settlement approved in 2008 authorized the recovery, on an annual basis, of $3.5 million for the remediation of PECO's former MGP sites based on an 8-year estimated remaining duration of PECO's MGP remediation program. See Note 19—Supplemental Financial Information for additional information regarding regulatory assets and liabilities.

During the third quarter of 2009, ComEd and PECO completed an annual study of their future estimated MGP remediation requirements. The results of these studies indicated that additional remediation would be required at certain sites; accordingly, ComEd and PECO increased their reserves and regulatory assets by $9 million and $2 million, respectively. In January 2010, ComEd was notified by an MGP site owner of its intention to change the planned future use of its site. This change in the planned use of the site is expected to require additional costs for remediation. As a result, ComEd increased its reserve and regulatory asset for its share of the estimated increased remediation costs by an additional $22 million as of December 31, 2009.

As of December 31, 2009 and 2008, Exelon had accrued the following undiscounted amounts for environmental liabilities in Other Deferred Credits and Other Liabilities within their Consolidated Balance Sheets:

	Total environmental investigation and remediation reserve	Portion of total related to MGP investigation and remediation
2009	$175	$149
2008	$151	$127

The Registrants cannot reasonably estimate whether they will incur other significant liabilities for additional investigation and remediation costs at these or additional sites identified by the Registrants, environmental agencies or others, or whether such costs will be recoverable from third parties, including customers.

Section 316(b) of the Clean Water Act. In July 2004, the U.S. EPA issued the final Phase II rule implementing Section 316(b) of the Clean Water Act. The Clean Water Act requires that the cooling water intake structures at electric power plants reflect the best technology available to minimize adverse environmental impacts. The Phase II rule provided each facility with a number of compliance options and permitted site-specific variances based on a cost-benefit analysis. The requirements were intended to be implemented through state-level NPDES permit programs. All of Generation's power generation facilities with cooling water systems are subject to the regulations. Facilities without closed- cycle recirculating systems (e.g., cooling towers) are potentially most affected. Those facilities are Clinton, Cromby, Dresden, Eddystone, Fairless Hills, Handley, Mountain Creek, Oyster Creek, Peach Bottom, Quad Cities, Salem and Schuylkill. Since promulgation of the rule, Generation has been evaluating compliance options at its affected plants and meeting interim compliance deadlines.

On January 25, 2007, the U.S. Second Circuit Court of Appeals issued its opinion in a challenge to the final Phase II rule. The court found that with respect to a number of significant provisions of the rule the EPA exceeded its authority under the Clean Water Act, failed to adequately set forth its rationale for the rule, or failed to follow required procedures for public notice and comment. The court remanded the rule back to the EPA for revisions consistent with the court's opinion. By its action, the court invalidated compliance measures which were supported by the utility industry because they were cost-effective and provided existing plants with needed flexibility in selecting the compliance option appropriate to its location and operations. On July 9, 2007, the EPA formally suspended the Phase II rule. Until the EPA finalizes the rule on remand (which could take several years), the state permitting agencies will continue the current practice of applying their best professional judgment to address impingement and entrainment requirements at plant cooling water intake structures.

On April 14, 2008, the U.S. Supreme Court granted a petition filed by the industry parties on the issue of whether Section 316(b) of the Clean Water Act authorizes the EPA to compare costs with benefits in determining the best technology available for minimizing adverse environmental impact at cooling water intake structures. On April 1, 2009, the Supreme Court issued a ruling that the EPA has the discretion to use a cost-benefit analysis under Section 316(b) and reversed the decision of the U.S. Second Circuit Court of Appeals that had invalidated the use of a cost-benefit test. The EPA will now take up consideration of the rule on remand and take further action consistent with the opinions of the Supreme Court and the Court of Appeals, including whether to exercise its discretion to retain or modify the cost-benefit rule as it appeared in the initial regulation. It is expected that the EPA will issue a proposed rule on remand in 2010. The Courts' opinions have created significant uncertainty about the specific nature, scope and timing of the final compliance requirements.

In a draft permit issued on July 19, 2005, as part of the pending NPDES permit renewal process for Oyster Creek, the NJDEP preliminarily determined that closed-cycle cooling and environmental restoration are the only viable compliance options for Section 316(b) compliance at Oyster Creek. In light of the suspension of the Phase II rule by the EPA, the NJDEP advised Generation that it will issue a new draft permit, and reiterated its preference for cooling towers as the best technology available in the exercise of its best professional judgment. On January 7, 2010, the NJDEP issued a draft NPDES permit for Oyster Creek that would require the installation of cooling towers within seven years after the effective date of the permit. Oyster Creek will continue to operate under its current permit, issued in 1994, until the draft permit is finalized after a period of public comment. Generation believes the public comment period and regulatory process could take up to two years before a final permit is issued. Should the permit be issued in its current form, Generation estimates it would be required to have cooling towers in operation by 2019.

Generation estimates that the cost to retrofit Oyster Creek with closed cycle cooling towers would be approximately $700 million to $800 million. This cost estimate includes construction materials and labor, lost capacity and energy revenue during construction, and other ongoing incremental operating and maintenance costs. Generation believes that these additional costs would call into question the economic viability of operating Oyster Creek until the expiration of its current operating license in 2029, and Generation would close Oyster Creek if either the final Section 316(b) regulations or NJDEP requirements have performance standards that require the installation of cooling towers. Closure of Oyster Creek could result in reliability issues associated with the transmission system. Generation believes the period allowed for compliance will be sufficient to address any transmission reliability issues before operations at Oyster Creek are shut down. If PJM requires the plant to operate under a "reliability-must-run" order, Generation would be allowed full recovery of its costs to operate until the transmission issues are resolved.

In June 2001, the NJDEP issued a renewed NDPES permit for Salem, allowing for the continued operation of Salem with its existing cooling water system. NJDEP advised PSEG in July 2004 that it strongly recommended reducing cooling water intake flow commensurate with closed-cycle cooling as a compliance option for Salem. PSEG submitted an application for a renewal of the permit on February 1, 2006. In the permit renewal application, PSEG analyzed closed-cycle cooling and other options and demonstrated that the continuation of the Estuary Enhancement Program, an extensive environmental restoration program at Salem, is the best technology to meet the Section 316(b) requirements. PSEG continues to operate Salem under the approved June 2001 NDPES permit while the NDPES permit renewal application is being reviewed. If the final permit or Section 316(b) regulations ultimately requires the retrofitting of Salem's cooling water intake structure to reduce cooling water intake flow commensurate with closed-cycle cooling, Exelon's and Generation's share of the total cost of the retrofit and any resulting interim replacement power would likely be in excess of $500 million and could result in increased depreciation expense related to the retrofit investment.

Generation will contest the requirement to install cooling towers throughout the administrative permitting process and is optimistic that any final regulations or permits will not require closed-cycle cooling at Oyster Creek or Salem. In addition, the economic viability of Generation's other power generation facilities without closed-cycle cooling water systems will be called into question by any requirement to construct cooling towers. Given the uncertainties associated with these proceedings and the time required for their resolution, Generation cannot predict the eventual outcome of the proceedings or estimate the effect that compliance with any resulting Section 316(b) or interim state requirements will have on the operation of its generating facilities and its future results of operations, cash flows and financial position.

Cotter Corporation. The U.S. EPA has advised Cotter Corporation (Cotter), a former ComEd subsidiary, that it is potentially liable in connection with radiological contamination at a site known as the West Lake Landfill in Missouri. On February 18, 2000, ComEd sold Cotter to an unaffiliated third party. As part of the sale, ComEd agreed to indemnify Cotter for any liability incurred by Cotter as a result of any liability arising in connection with the West Lake Landfill. In connection with Exelon's 2001 corporate restructuring, this responsibility to indemnify Cotter was transferred to Generation. Cotter is alleged to have disposed of approximately 39,000 tons of soils mixed with 8,700 tons of leached barium sulfate at the site. On May 29, 2008, the U.S. EPA issued a Record of Decision approving the remediation option submitted by Cotter and the two other PRPs that required additional landfill cover. The current estimated cost of the anticipated landfill cover remediation for the site is $37 million, which will be allocated among all PRPs. Generation has accrued what it believes to be an adequate amount to cover its anticipated share of such liability. By letter dated January 11, 2010, the EPA requested that the PRPs perform a supplemental feasibility study for a remediation alternative that would involve excavation of the radiological contamination. An excavation remedy would be significantly more expensive than the previously selected additional cover remedy. Generation cannot determine at this time whether the alternative remedy will be required, and if it is, Generation's share of the cost for such alternative remedy.

Air. On July 11, 2008, the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Circuit Court) vacated the CAIR, which had been promulgated by the U.S. EPA to reduce power plant emissions of SO_2 and NO_x. The Court later remanded the CAIR to the U.S. EPA, without invalidating the entire rulemaking, so that the U.S. EPA may remedy "CAIR's flaws" in accordance with the Court's July 11, 2008 opinion. This decision allows the CAIR to remain in effect until it is replaced by a rule consistent with the Court's July 11 opinion. The U.S. EPA is expected to issue a new proposed CAIR rulemaking in early 2010.

On March 5, 2009, the D.C. Circuit Court remanded *Sierra Club and Environment North Carolina vs. EPA* to the U.S. EPA for reconsideration of its denial of North Carolina's Section 126 petition, originally filed in 2004, that requested that the U.S. EPA impose NO_x and SO_2 emission reduction requirements on various named upwind states (including Illinois and Pennsylvania) whose air emissions North Carolina contended were contributing significantly to nonattainment in North Carolina. The U.S. EPA has agreed to re-visit North Carolina's Section 126 petition for potential rulemaking and could attempt to address North Carolina's concerns as part of its CAIR revisions or via a separate rulemaking.

At this time, Exelon is unable to predict the exact approach that will be utilized by the U.S. EPA to revise its CAIR regulation, how long the current CAIR program will remain in effect, or what steps individual states may take in response to the CAIR situation. Due to the uncertainty as to any of the potential outcomes related to CAIR and North Carolina's Section 126 petition, Exelon cannot estimate the effect of the decision on its operations and its future competitive position, results of operations, earnings, cash flows and financial position.

In March 2005, the U.S. EPA finalized the CAMR, which is a national program to cap mercury emissions from fossil-fired generating units starting in 2010, with a second reduction in the mercury emission cap level scheduled for 2018. The D.C. Circuit Court later vacated the CAMR on the basis that the U.S. EPA had failed to properly de-list mercury as a hazardous air pollutant (HAP) under Section 112(c)(1) of the Clean Air Act. The result of this decision is that mercury emissions from electric generating stations are subject to the more stringent requirements of maximum achievable control technology applicable to hazardous air pollutants. On February 23, 2009, the U.S. Supreme Court declined to review the D.C. Circuit Court's CAMR decision. The U.S. EPA is now expected to propose a new rulemaking, likely in the first quarter of 2010, to address HAP emissions from electric generation power plants. In addition to regulation at the national level, Exelon had been subject to more stringent mercury regulation enacted in 2006 at the state level in Pennsylvania (PA Mercury Rule). However, on January 30, 2009, the Commonwealth Court of Pennsylvania ruled that the PA Mercury Rule is unlawful and invalid and enjoined the state from continued implementation and enforcement of the rule. On December 23, 2009, the Supreme Court of Pennsylvania upheld the Commonwealth Court decision, and therefore mercury emissions are not regulated by the state. The nature and extent of future regulatory controls on HAP emissions at electric generation power plants will not be determined until the Federal regulations are finalized by the U.S. EPA.

The EPA has announced that it will complete a review of the national ambient air quality standards by the end of 2011 for ozone (nitrogen oxide and volatile organic chemicals), particulate matter, carbon monoxide, nitrogen dioxide, sulfur dioxide, and lead. This review could result in more stringent emissions limits on fossil-fired electric generating stations.

Notices and Finding of Violations Related to Electric Generation Stations. On August 6, 2007, ComEd received an NOV, addressed to it and Midwest Generation, LLC (Midwest Generation) from the U.S. EPA, alleging that ComEd and Midwest Generation have violated and are continuing to violate several provisions of the Federal Clean Air Act as a result of the modification and/or operation of six electric generation stations located in northern Illinois that have been owned and operated by Midwest Generation since 1999. The U.S. EPA requested information related to the stations in 2003, and ComEd has been cooperating with the U.S. EPA since then. The NOV states that the U.S. EPA may issue an order requiring compliance with the relevant Clean Air Act provisions and may seek injunctive relief and/or civil penalties, all pursuant to the U.S. EPA's enforcement authority under the Clean Air Act.

The generating stations that are the subject of the NOV are currently owned and operated by Midwest Generation, which purchased the stations in December 1999 from ComEd. Under the terms of the sale agreement, Midwest Generation and its affiliate, Edison Mission Energy (EME), assumed responsibility for environmental liabilities associated with the ownership, occupancy, use and operation of the stations, including responsibility for compliance of the stations with environmental laws before the purchase of the stations by Midwest Generation. Midwest Generation and EME additionally agreed to indemnify and hold ComEd and its affiliates harmless from claims, fines, penalties, liabilities and expenses arising from third party claims against ComEd resulting from or arising out of the environmental liabilities assumed by Midwest Generation and EME under the terms of the agreement governing the sale.

In connection with Exelon's 2001 corporate restructuring, Generation assumed ComEd's rights and obligations with respect to its former generation business. Exelon, Generation and ComEd are unable to predict the ultimate resolution of the claims alleged in the NOV, the costs that might be incurred or the amount of indemnity that may be available from Midwest Generation and EME; however, Exelon, Generation and ComEd have concluded that a loss is not probable or estimable and accordingly, have not recorded a reserve for the NOV.

On January 14, 2009, Generation received an NOV, addressed to it, the other owners of Keystone Generating Station (Keystone) and Reliant Energy Northeast Management Company (the operator of Keystone) from the U.S. EPA, alleging past and continuing violations of several provisions of the Federal Clean Air Act as a result of the modification and/or operation of Keystone, as well as two other stations currently owned and operated by Reliant Energy in which Generation has no ownership interest. Generation has been cooperating with the U.S. EPA since the time of requests for information in 2000, 2001 and 2007. The NOV states that the U.S. EPA may issue an order requiring compliance with the relevant Clean Air Act provisions and may seek injunctive relief and/or civil penalties, all pursuant to the U.S. EPA's enforcement authority under the Clean Air Act. At this time, Exelon and Generation are unable to predict the ultimate resolution of the claims alleged in the NOV or the costs that might be incurred by Generation; however, Exelon and Generation have concluded that a loss is not probable or estimable and, accordingly, have not recorded a reserve for the NOV.

On April 16, 2009, the U.S. EPA issued an NOV to ComEd and Dominion Resources Services, Inc. (Dominion) alleging past and continuing violations of several provisions of the Federal Clean Air Act as a result of the modification and/or operation of Kincaid electric generating station located in Illinois and State Line electric generating station located in Indiana. Kincaid was sold by ComEd in 1998 and State Line was sold by Commonwealth Edison of Indiana, a wholly owned subsidiary of ComEd, in 1997. Both stations are currently owned and operated by Dominion. The U.S. EPA requested information related to the stations in 2009, and ComEd has been cooperating with the U.S. EPA since the time of that request. The NOV states that the U.S. EPA may issue an order requiring compliance with the relevant Clean Air Act provisions and may seek injunctive relief and/or civil penalties, all pursuant to the U.S. EPA's enforcement authority under the Clean Air Act.

Under the terms of the sales agreements for the Kincaid and State Line stations, each party agreed to indemnify the other for certain environmental activities, events, conditions or occurrences arising before and after the purchase of the stations; however, Exelon, Generation, and ComEd are unable at this time to determine how those provisions may apply to any liability or cost that may eventually arise out of the NOV or any resulting enforcement action.

In connection with Exelon's 2001 corporate restructuring, Generation assumed ComEd's rights and obligations related to ComEd's former generation business, which would include any responsibility under the indemnification provisions contained in the sale agreements related to Kincaid and State Line stations. At this time, Exelon, Generation and ComEd are unable to predict the ultimate resolution of the claims alleged in the NOV or the costs that might be incurred by Generation or ComEd; however, Exelon, Generation and ComEd have concluded that a loss is not probable or estimable and, accordingly, have not recorded a reserve for the NOV.

Climate Change Regulation. Exelon is subject to climate change regulation or legislation at the international, Federal, regional and state levels.

International Climate Change Regulation. At the international level, the United States is currently not a party to the Kyoto Protocol, which is a protocol to the United Nations Framework Convention on Climate Change (UNFCCC) and became effective for signatories on February 16, 2005. The United Nations' Kyoto Protocol process generally requires developed countries to cap GHG emissions at certain levels during the 2008-2012 time period. At the conclusion of the December 2007 United Nations Climate Change Conference in Bali, Indonesia, the Bali Action Plan was adopted, which identifies a work group, process and timeline for the consideration of possible post-2012 international actions to further address climate change. In December 2009, the United States agreed to the non-binding Copenhagen Accord at the conclusion of the 15th Conference of the Parties under the UNFCCC. Under the Copenhagen Accord, the United States agreed to undertake a number of voluntary measures, including the establishment of a goal to reduce GHG emissions and contributions toward a fund to assist developing nations to address their GHG emissions. The next Conference of the Parties is scheduled for Mexico in late 2010.

Federal Climate Change Legislation and Regulation. Various stakeholders, including Exelon, legislators and regulators, shareholders and non-governmental organizations, as well as other companies in many business sectors are considering ways to address the climate change issue. Mandatory programs to reduce GHG emissions are likely to evolve in the future. If these programs become effective, Exelon may incur costs either to further limit or offset the GHG emissions from its operations or procure emission allowances or credits.

Numerous bills have been introduced in Congress that address climate change from different perspectives, including direct regulation of GHG emissions and the establishment of Federal RPS. Exelon supports the enactment, through Federal legislation, of a cap-and-trade program for GHG emissions that is mandatory, economy-wide and designed in a way to limit potential harm to the economy and protect consumers. Exelon believes that any mechanism for allocation of GHG emission allowances should include significant free grants of allowances to electric (and potentially gas) distribution companies to help offset the cost impact of GHG regulation to the end-use consumer. Over the last few years, Exelon has worked with other businesses and environmental organizations that participate in the United States Climate Action Partnership to support the development of an integrated package of recommendations for the Federal government to address the climate change issue through Federal legislation, including aggressive emission reduction targets for total U.S. emissions and robust cost containment measures to ensure that program costs are reasonable.

Federal climate change legislation is currently under consideration in the U.S. Congress. H.R. 2454, "The American Clean Energy and Security Act of 2009," which Exelon supported, was approved by the U.S. House of Representatives on June 26, 2009 and would affect electric generation and electric and natural gas distribution companies. A key provision of H.R. 2454 is the establishment of mandatory, economy-wide GHG reduction targets and goals via a Federal emissions cap-and-trade program. The program would begin in 2012 and calls for a three percent reduction below 2005 levels in 2012, with the reduction requirement increasing to 17% below 2005 levels by 2020 and ultimately 83% below 2005 levels by 2050. The legislation also contains several energy efficiency and clean energy requirements. Of particular note for electric retail supply companies, there is a proposed requirement that 20% of electricity sold by retail suppliers be met by energy efficiency and renewable energy by 2020. The requirement begins to phase-in starting in 2012 at a six percent level and escalates every two years until it reaches 20% in 2020. On September 30, 2009, S. 1733, the Clean Energy Jobs and American Power Act, was introduced in the U.S. Senate. S.1733 sets forth a cap-and-trade program and contains other provisions to regulate GHGs that are similar to those contained in H.R. 2454, but does not yet provide the specific details regarding the allocation of allowances. It is uncertain when the Senate will take up consideration of S. 1733.

In 2007, the U.S. Supreme Court ruled that GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the Clean Air Act. In response to the decision, on July 11, 2008, the U.S. EPA issued an Advance Notice of Proposed Rulemaking to solicit public comments on legal and regulatory analyses and policy alternatives regarding GHG effects and regulation under the Clean Air Act. On December 7, 2009, the U.S. EPA issued an endangerment finding under Section 202 of the Clean Air Act regarding GHGs from new motor vehicles and is expected to finalize regulations in March 2010. While such regulations would not specifically address stationary sources, such as a generating plant, it is the U.S. EPA's position that the regulation of GHGs under the mobile source provisions of the Clean Air Act will trigger permitting requirements for stationary sources. Therefore, on September 30, 2009, the U.S. EPA issued proposed regulations for permitting for large stationary sources (greater than 25,000 tons per year of GHG emissions, on a CO_2 equivalent basis). Under the proposal, large stationary sources could be required to install Best Available Control Technology, to be determined on a case-by-case basis.

The issue of GHG regulation of stationary sources will likely be addressed either under the existing provisions of the Clean Air Act by U.S. EPA regulation, or by new and comprehensive Federal legislation. The Obama administration and the U.S. EPA have stated a preference for addressing the issue through Federal legislation. The extent to which GHG emissions will be regulated is currently unknown; however, potential regulation of GHG emissions from stationary sources could cause Exelon to incur material costs of compliance.

Pursuant to U.S. EPA regulations that will impose limits on certain future emissions by generation stations, the co-owners of the Keystone generating station formally approved on June 30, 2006 a capital plan to install SO_2 scrubbers at the station. The Keystone SO_2 scrubbers for Unit 1 and Unit 2 were placed in service September 25, 2009 and November 30, 2009, respectively. For the years ended December 31, 2009, 2008 and 2007, total costs incurred, including capitalized interest, were $48 million, $71 million and $27 million, respectively. Exelon anticipates spending approximately $2 million in 2010 related to this project.

Regional and State Climate Change Legislation and Regulation. At a regional level, on November 15, 2007, six Midwest state Governors (Illinois, Iowa, Kansas, Michigan, Minnesota, Wisconsin) signed the Midwestern Greenhouse Gas Accord (the Accord). Under the Accord, an inter-state work group was formed to establish a Midwestern GHG Reduction Program that will: (1) establish GHG reduction targets and timeframes consistent with member state targets; (2) develop a market-based and multi-sector cap-and-trade program to help achieve GHG reductions; and (3) develop other mechanisms and policies to assist in meeting GHG reduction targets (e.g. a low carbon fuel standard). In October 2009, the Governors decided to defer action on the regional GHG reduction initiatives pending resolution of federal legislation.

At the state level, the PCCA was signed into law in July 2008. The PCCA requires, among other things, that a Climate Change Advisory Committee be formed, that a report on the potential impact of climate change in Pennsylvania be developed, that the PA DEP develop a GHG inventory for Pennsylvania, that a voluntary GHG registry be identified, and that the PA DEP, in consultation with the Climate Change Advisory Committee, develop a Climate Change Action Plan for Pennsylvania to be reviewed with the Pennsylvania General Assembly. The Climate Change Advisory Committee issued its recommendations for an Action Plan on October 9, 2009 and they are currently being considered by the Pennsylvania legislature.

At this time, Exelon is unable to estimate the potential impacts of any future mandatory GHG legal or regulatory requirements on its businesses.

Litigation and Regulatory Matters

Real Estate Tax Appeals. On January 19, 2010, Generation appealed the real estate tax assessment for the 2009 tax year concerning the value of its LaSalle Generating Station (LaSalle County, Illinois). The ultimate outcome of this matter is uncertain and could result in unfavorable or favorable impacts to the consolidated financial statements of Exelon and Generation. Generation has recorded the assessed real estate tax as of December 31, 2009.

Asbestos Personal Injury Claims. Generation maintains a reserve for claims associated with asbestos-related personal injury actions in certain facilities that are currently owned by Generation or were previously owned by ComEd and PECO. The reserve is recorded on an undiscounted basis and excludes the estimated legal costs associated with handling these matters, which could be material. In the second quarter of 2008, Generation revised the period through which it estimates that claims will be presented from 2030 to 2050.

At December 31, 2009 and 2008, Generation had reserved approximately $49 million and $52 million, respectively, in total for asbestos-related bodily injury claims. As of December 31, 2009, approximately $13 million of this amount related to 147 open claims presented to Generation, while the remaining $36 million of the reserve is for estimated future asbestos-related bodily injury claims anticipated to arise through 2050 based on actuarial assumptions and analysis, which are updated on an annual basis. On a quarterly basis, Generation monitors actual experience against the number of forecasted claims to be received and expected claim payments and evaluates whether an adjustment to the reserve is necessary. During 2009, 2008 and 2007, the updates to this reserve, including the extension of future claims to be considered from 2030 to 2050, did not result in a material adjustment.

Pension Claims. On July 11, 2006, a former employee of ComEd filed a purported class action lawsuit against the Exelon Corporation Cash Balance Pension Plan (Plan) in the Federal District Court for the Northern District of Illinois. The complaint alleges that the Plan, which covers certain management employees of Exelon's subsidiaries, calculated lump sum distributions in a manner that does not comply with the ERISA. The plaintiff seeks compensatory relief from the Plan on behalf of participants who received lump sum distributions between 2001 and 2006 and injunctive relief with respect to future lump sum distributions. The District Court dismissed the lawsuit but allowed the plaintiff to file an administrative claim with the Plan with respect to the calculation of the portion of his lump sum benefit accrued under the Plan's prior traditional formula. On July 2, 2009, the U.S. Court of Appeals for the Seventh Circuit affirmed the District Court's ruling, and the plaintiff's subsequent motion requesting rehearing of the case before the entire Seventh Circuit Court of Appeals was denied. On October 28, 2009, the plaintiff filed a petition requesting that the United States Supreme Court hear an appeal of the Seventh Circuit's decision. In addition, on January 6, 2009, the plaintiff filed a complaint in the District Court challenging the Plan's denial of his administrative claim, and on November 12, 2009 the Plan responded by filing a motion for summary judgment. The ultimate outcomes of these claims are uncertain and may have a material impact on Exelon's results of operations, cash flows or financial position.

Savings Plan Claim. On September 11, 2006, five individuals claiming to be participants in the Exelon Corporation Employee Savings Plan, Plan #003 (Savings Plan), filed a putative class action lawsuit in the United States District Court for the Northern District of Illinois. The complaint names as defendants Exelon, its Director of Employee Benefit Plans and Programs, the Employee Savings Plan Investment Committee, the Compensation and the Risk Oversight Committees of Exelon's Board of Directors and members of those committees. The complaint alleged that the defendants breached fiduciary duties under ERISA by, among other things, permitting fees and expenses to be incurred by the Savings Plan that allegedly were unreasonable and for purposes other than to benefit the Savings Plan and participants, and failing to disclose purported "revenue sharing" arrangements among the Savings Plan's service providers. The plaintiffs sought declaratory, equitable and monetary relief on behalf of the Savings Plan and participants, including alleged investment losses. On August 19, 2009, the plaintiffs in the Exelon case filed an amended complaint in the District Court, which again alleged that defendants breached fiduciary duties under ERISA by, among other things, permitting the Savings Plan to pay excessive fees and expenses for administrative services, but eliminated the claim for investment losses and the allegations regarding "revenue sharing." On December 9, 2009, the District Court granted the defendants' motion to dismiss the amended complaint and enter judgment in favor of the defendants. The plaintiffs have filed a notice of their intent to appeal the District Court's dismissal of their claims to the U.S. Court of Appeals for the Seventh Circuit. The ultimate outcome of the savings plan claim is uncertain and may have a material impact on Exelon's results of operations, cash flows or financial position.

Retiree Healthcare Benefits Grievance. In 2006, IBEW Local 15 filed a demand for arbitration of a grievance challenging certain changes implemented in 2004 to the healthcare coverage provided to retirees who were members of IBEW Local 15 during their employment with Exelon, Generation and ComEd. Exelon then filed a lawsuit in the U.S. District Court for the Northern District of Illinois seeking a judicial determination that this grievance is not arbitrable because disputes regarding benefits provided to current retirees are not within the scope of the collective bargaining agreement. On December 3, 2007, the District Court ruled that, under the terms of the parties' collective bargaining agreement, IBEW Local 15 could use the collective bargaining agreement's grievance and arbitration procedure to challenge these changes with respect to retirees named in the grievance. On September 8, 2008, the U.S. Court of Appeals for the Seventh Circuit affirmed the decision of the District Court. A settlement agreement was reached between Exelon and IBEW Local 15 on February 19, 2009 that included certain prospective changes to the healthcare benefits provided to retirees who were members of IBEW Local 15 during their Exelon employment. These changes become effective at various times between May 1, 2009 and January 1, 2013 and resulted in withdrawal of the grievance. The settlement agreement will be treated as a plan amendment in the related welfare plan and reflected in the plan's next measurement. The settlement agreement will not have a material impact on Exelon's, Generation's or ComEd's results of operations, cash flows or financial position.

Reliability. On July 18, 2008, ComEd self-reported to ReliabilityFirst Corporation (RFC), its Regional Entity, that it failed to maintain vegetation clearance on a section of a transmission line, constituting a violation of a NERC reliability standard. ComEd is subject to potential fines for a violation of NERC reliability standards. ComEd and RFC reached a settlement for an immaterial amount. NERC approved the settlement agreement, and on October 23, 2009 FERC issued a Notice that it would not review the matter.

Fund Transfer Restrictions

Under applicable law, Exelon may borrow or receive any extension of credit or indemnity from its subsidiaries. Under the terms of Exelon's intercompany money pool agreement, Exelon can lend to, but not borrow from the money pool.

The Federal Power Act declares it to be unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account." What constitutes "funds properly included in capital account" is undefined in the Federal Power Act or the related regulations; however, FERC has consistently interpreted the provision to allow dividends to be paid as long as (1) the source of the dividends is clearly disclosed, (2) the dividend is not excessive and (3) there is no self-dealing on the part of corporate officials. While these restrictions may limit the absolute amount of dividends that a particular subsidiary may pay, Exelon does not believe these limitations are materially limiting because, under these limitations, the subsidiaries are allowed to pay dividends sufficient to meet Exelon's actual cash needs.

Under Illinois law, ComEd may not pay any dividend on its stock unless, among other things, "[its] earnings and earned surplus are sufficient to declare and pay same after provision is made for reasonable and proper reserves," or unless it has specific authorization from the ICC. ComEd has also agreed in connection with financings arranged through ComEd Financing III that it will not declare dividends on any shares of its capital stock in the event that: (1) it exercises its right to extend the interest payment periods on the subordinated debt securities issued to ComEd Financing III; (2) it defaults on its guarantee of the payment of distributions on the preferred trust securities of ComEd Financing III; or (3) an event of default occurs under the Indenture under which the subordinated debt securities are issued.

PECO's Articles of Incorporation prohibit payment of any dividend on, or other distribution to the holders of, common stock if, after giving effect thereto, the capital of PECO represented by its common stock together with its retained earnings is, in the aggregate, less than the involuntary liquidating value of its then outstanding preferred securities. At December 31, 2009, such capital was $2.7 billion and amounted to about 31 times the liquidating value of the outstanding preferred securities of $87 million. Additionally, PECO may not declare dividends on any shares of its capital stock in the event that: (1) it exercises its right to extend the interest payment periods on the subordinated debentures which were issued to PEC L.P. or PECO Trust IV; (2) it defaults on its guarantee of the payment of distributions on the Series D Preferred Securities of PEC L.P. or the preferred trust securities of PECO Trust IV; or (3) an event of default occurs under the Indenture under which the subordinated debentures are issued.

Agreement Related to Sale of Accounts Receivable

PECO is party to an agreement with a financial institution under which it sold an undivided interest, adjusted daily, in up to $225 million of designated accounts receivable, which PECO accounted for as a sale as of December 31, 2009. Under new guidance effective January 1, 2010, this agreement will be accounted for as a secured borrowing. See Note 1—Significant Accounting Policies for additional information. PECO retains the servicing responsibility for the sold receivables and has recorded a servicing liability. The agreement terminates on September 16, 2010 unless extended in accordance with its terms. As of December 31, 2009, PECO is in compliance with the requirements of the agreement. In the event the agreement is not extended, PECO has sufficient short-term liquidity and will seek alternate financing. See Note 7—Fair Value of Financial Assets and Liabilities for additional information regarding the servicing liability.

Income Taxes

See Note 10—Income Taxes for information regarding the Registrants' income tax refund claims and certain tax positions, including the 1999 sale of fossil generating assets.

19. Supplemental Financial Information

Supplemental Income Statement Information

The following tables provide additional information about Exelon's Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007.

For the Year Ended December 31, 2009	
Operating revenues [(a)]	
Wholesale	$ 5,469
Retail electric and gas	11,099 [(b)]
Other	750 [(c)]
Total operating revenues	$17,318

For the Year Ended December 31, 2008	
Operating revenues [(a)]	
Wholesale	$ 6,394
Retail electric and gas	11,816 [(b)]
Other	649 [(c)]
Total operating revenues	$18,859

For the Year Ended December 31, 2007	
Operating revenues [(a)]	
Wholesale	$ 6,550
Retail electric and gas	11,750 [(b)]
Other	616 [(c)(d)]
Total operating revenues	$18,916

(a) Includes operating revenues from affiliates.
(b) Generation's retail electric and gas operating revenues consist solely of Exelon Energy Company, LLC.
(c) Includes amounts recorded related to the Illinois Settlement.
(d) Includes income associated with the termination of Generation's PPA with State Line.

For the Year Ended December 31, 2009	
Depreciation, amortization and accretion	
Property, plant and equipment	$ 996
Regulatory assets [(a)]	838
Nuclear fuel [(b)]	558
ARO accretion [(c)]	209
Total depreciation, amortization and accretion	$2,601

For the Year Ended December 31, 2008	
Depreciation, amortization and accretion	
Property, plant and equipment	$ 898
Regulatory assets [(a)]	736
Nuclear fuel [(b)]	448
ARO accretion [(c)]	226
Total depreciation, amortization and accretion	$2,308

For the Year Ended December 31, 2007

Depreciation, amortization and accretion	
Property, plant and equipment	$ 856
Regulatory assets [(a)]	664
Nuclear fuel [(b)]	431
ARO accretion [(c)]	232
Total depreciation, amortization and accretion	$2,183

(a) For PECO, reflects CTC amortization.
(b) Included in fuel expense on the Registrants' Consolidated Statements of Operations.
(c) Included in operating and maintenance expense on the Registrants' Consolidated Statements of Operations.

(In Millions)	For the Year Ended December 31, 2009	2008
Operating and maintenance for regulatory required programs [(a)]		
Energy efficiency and demand response programs [(b)]	$59	$25
Purchased power administrative costs	4	3
Total operating and maintenance for regulatory required programs	$63	$28

(a) Costs for various legislative and/or regulatory programs are recoverable from customers on a full and current basis through a reconcilable automatic adjustment clause for Exelon and ComEd. An equal and offsetting amount has been reflected in operating revenues during the period.
(b) As a result of the Illinois Settlement, utilities are required to provide energy efficiency and demand response programs beginning June 1, 2008. See Note 2 —Regulatory Issues for additional information.

For the Year Ended December 31, 2009

Taxes other than income	
Utility [(a)]	$481
Real estate	157
Payroll	114
Other	26
Total taxes other than income	$778

For the Year Ended December 31, 2008

Taxes other than income	
Utility [(a)]	$507
Real estate [(b)]	127
Payroll	123
Other	21
Total taxes other than income	$778

For the Year Ended December 31, 2007

Taxes other than income	
Utility [(a)]	$527
Real estate [(c)]	139
Payroll	108
Other	23
Total taxes other than income	$797

(a) Municipal and state utility taxes are also recorded in revenues on the Registrants' Consolidated Statements of Operations.
(b) PECO reflected amortization of the regulatory liability recorded in connection with the 2007 PURTA settlement, partially offset by current year property taxes.
(c) PECO reflected a $17 million reduction of a reserve related to the PURTA tax settlement, partially offset by current year property taxes.

For the Year Ended December 31, 2009

Loss in equity method investments	
Financing trusts	$(24)
NuStart Energy Development, LLC	(3)
Total loss in equity method investments	$(27)

For the Year Ended December 31, 2008

Loss in equity method investments	
Financing trusts	$(25)
NuStart Energy Development, LLC	(1)
Total loss in equity method investments	$(26)

For the Year Ended December 31, 2007

Income (loss) in equity method investments	
Financing trusts	$ (14)
TEG and TEP [(a)]	3
Synthetic fuel-producing facilities	(93)
NuStart Energy Development, LLC	(2)
Total loss in equity method investments	$(106)

(a) On February 9, 2007, Generation sold its ownership interests in TEG and TEP.

For the Year Ended December 31, 2009

Other, Net	
Decommissioning-related activities:	
Net realized income on decommissioning trust funds—Regulatory Agreement Units [(a)]	$ 126
Net realized income on decommissioning trust funds—Non-Regulatory Agreement Units [(a)]	29
Net unrealized gains on decommissioning trust funds—Regulatory Agreement Units	801
Net unrealized gains on decommissioning trust funds—Non-Regulatory Agreement Units	227
Regulatory offset to decommissioning trust fund-related activities [(b)]	(746)
Total decommissioning-related activities	437
Investment income	5
Net direct financing lease income	26
Interest income related to uncertain income tax positions [(c)]	50
Realized gains on Rabbi trust investments	5
Other-than-temporary impairment to Rabbi trust investments [(d)]	(7)
Losses on early retirement of debt	(117)
Other	27
Other, net	$ 426

For the Year Ended December 31, 2008

Other, Net	
Decommissioning-related activities:	
Net realized income on decommissioning trust funds—Regulatory Agreement Units [(a)]	$ 43
Net realized income on decommissioning trust funds—Non-Regulatory Agreement Units [(a)]	16
Net unrealized losses on decommissioning trust funds—Regulatory Agreement Units	(1,022)
Net unrealized losses on decommissioning trust funds—Non-Regulatory Agreement Units	(324)
Regulatory offset to decommissioning trust fund-related activities [(b)]	777
Total decommissioning-related activities	(510)
Investment income	10
Net direct financing lease income	24
Interest income related to uncertain income tax positions	31
Income related to the termination of a gas supply guarantee	13
Other	25
Other, net	$ (407)

For the Year Ended December 31, 2007

Other, Net	
Decommissioning-related activities:	
Net realized income on decommissioning trust funds—Regulatory Agreement Units [a]	$ 387
Net realized income on decommissioning trust funds—Non-Regulatory Agreement Units [a]	120
Other-than-temporary impairment on decommissioning trust funds—Regulatory Agreement Units [e]	(83)
Other-than-temporary impairment on decommissioning trust funds—Non-Regulatory Agreement Units [e]	(9)
Regulatory offset to decommissioning trust fund-related activities [b]	(300)
Total decommissioning-related activities	115
Investment income	10
Gain on disposition of assets and investments, net	23
Net direct financing lease income	24
Recovery of tax credits related to Exelon's investments in synthetic fuel-producing facilities	178
Interest income related to settlement of PJM billing dispute	5
Interest income related to uncertain income tax positions	61
Interest income related to PURTA tax appeal[f]	17
Other	27
Other, net	$ 460

(a) Includes investment income and realized gains and losses on sales of investments of the trust funds.
(b) Includes the elimination of decommissioning trust fund-related activity for the Regulatory Agreement Units, which are subject to regulatory accounting, including the elimination of net realized income, other-than-temporary impairments and related income taxes. See Notes 7—Fair Value of Financial Assets and Liabilities and 11—Asset Retirement Obligations for additional information regarding the accounting for nuclear decommissioning.
(c) Primarily includes interest income at ComEd from the 2009 remeasurement of income tax uncertainties. See Note 10—Income Taxes for information regarding the Registrants' tax positions.
(d) ComEd recorded an other-than-temporary impairment to Rabbi trust investments during the second quarter of 2009. See Note 7—Fair Value of Assets and Liabilities for additional information regarding the impairment.
(e) Includes net unrealized losses of the trust funds.
(f) On March 27, 2007, PECO prevailed in a Pennsylvania Supreme Court case in which PECO had contested the assessment of PURTA taxes applicable to 1997. As a result, during the third quarter of 2007, PECO recognized approximately $17 million of interest income associated with this matter.

Supplemental Cash Flow Information

The following tables provide additional information regarding Exelon's Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

For the Year Ended December 31, 2009	
Cash paid (refunded) during the year	
Interest (net of amount capitalized)	$ 740
Income taxes (net of refunds)	982
Other non-cash operating activities:	
Pension and non-pension postretirement benefits costs	$ 536
Equity in losses of unconsolidated affiliates and investments	27
Provision for uncollectible accounts	149
Stock-based compensation costs	70
Other decommissioning-related activity (a)	(163)
Energy-related options (b)	46
ARO reduction (c)	(47)
Amortization of regulatory asset related to debt costs	25
Amortization of the regulatory liability related to the PURTA tax settlement (d)	(2)
Other-than-temporary impairment to Rabbi trust investments (e)	7
Inventory write-down related to plant retirements	17
Other	(13)
Total other non-cash operating activities	$ 652
Changes in other assets and liabilities:	
Under/over-recovered energy and transmission costs	23
Other current assets	(2)
Other noncurrent assets and liabilities (f)	(134)
Total changes in other assets and liabilities	$(113)

Non-cash investing and financing activities	
Change in ARC	$67
Capital expenditures not paid	70
Purchase accounting adjustments	9

(a) Includes the elimination of decommissioning-related activity for the Regulatory Agreement Units, which are subject to regulatory accounting, including the elimination of operating revenues, ARO accretion, ARC amortization, investment income and income taxes related to all trust fund activity. See Note 11—Asset Retirement Obligations for additional information regarding the accounting for nuclear decommissioning.

(b) Reclassification of energy-related option premiums to realized at settlement of contracts recorded in results of operations due to the settlement of the underlying transaction.

(c) Represents the reduction in the ARO in excess of the existing ARC balances for Generation's nuclear generating units that are not subject to regulatory agreement with respect to decommissioning trust funding (the former AmerGen units and the portions of the Peach Bottom units).

(d) In March 2007, PECO prevailed in a Pennsylvania Supreme Court case in which PECO had contested the assessment of PURTA taxes applicable to 1997. As a result, PECO received approximately $38 million of real estate taxes previously remitted. This refund was recorded as a regulatory liability. PECO began amortizing this regulatory liability and refunding the amount to customers in January 2008. The regulatory liability associated with the PURTA settlement was fully amortized in January 2009.

(e) ComEd recorded an other-than-temporary impairment to Rabbi trust investments during the second quarter of 2009. See Note 7—Fair Value of Assets and Liabilities for additional information regarding the impairment.

(f) Relates primarily to a decrease in interest payable associated with the remeasurement of uncertain income tax positions. See Note 10—Income Taxes for additional information.

For the Year Ended December 31, 2008	
Cash paid (refunded) during the year	
Interest (net of amount capitalized)	$ 716
Income taxes (net of refunds)	938
Other non-cash operating activities:	
Pension and non-pension postretirement benefits costs	$ 314
Equity in losses of unconsolidated affiliates and investments	26
Provision for uncollectible accounts	247
Stock-based compensation costs	67
Other decommissioning-related activity [(a)]	219
Energy-related options	5
Amortization of regulatory asset related to debt costs	25
Amortization of the regulatory liability related to the PURTA tax settlement [(b)]	(36)
Net impact of the 2007 distribution rate case order [(c)]	22
Reduction of guarantees [(d)]	(55)
Other	36
Total other non-cash operating activities	$ 870
Changes in other assets and liabilities:	
Deferred/over-recovered energy costs	$ 32
Other current assets	12
Other noncurrent assets and liabilities	(179)
Total changes in other assets and liabilities	$(135)
Non-cash investing and financing activities	
Change in ARC	$128
Capital expenditures not paid	23
Capitalized employee incentives	4
Purchase accounting adjustments	10

(a) Includes the elimination of decommissioning-related activity for the Regulatory Agreement Units, which are subject to regulatory accounting, including the elimination of operating revenues, ARO accretion, ARC amortization, investment income and income taxes related to all trust fund activity. See Note 11-Asset Retirement Obligations for additional information regarding the accounting for nuclear decommissioning.

(b) In March 2007, PECO prevailed in a Pennsylvania Supreme Court case in which PECO had contested the assessment of PURTA taxes applicable to 1997. As a result, PECO received approximately $38 million of real estate taxes previously remitted. This refund was recorded as a regulatory liability and PECO began amortizing this liability and refunding customers in January 2008.

(c) In September 2008, as a result of the 2007 Rate Case order, ComEd recorded $37 million of fixed asset disallowances; $35 million was recorded as operating and maintenance expense and $2 million was recorded as depreciation expense. In addition, ComEd established regulatory assets totaling approximately $13 million associated with reversing previously incurred expenses deemed recoverable in future rates. See Note 2—Regulatory Issues for more information.

(d) Includes reversal of Sithe guarantee of $38 million and Distrigas guarantee of $13 million.

For the Year Ended December 31, 2007	
Cash paid during the year	
Interest (net of amount capitalized)	$ 879
Income taxes (net of refunds)	1,298
Other non-cash operating activities:	
Pension and non-pension postretirement benefits costs	$ 320
Provision for uncollectible accounts	132
Equity in losses (gains) of unconsolidated affiliates	106
Other decommissioning-related activity [(a)]	(75)
Energy-related options [(b)]	133
Gain on sale of investments, net	(18)
Loss on execution of sub-lease	72
Other	64
Total other non-cash operating activities	$ 734
Changes in other assets and liabilities:	
Under/over-recovered energy and transmission costs	$ (91)
Other current assets	(27)
Other noncurrent assets and liabilities	(4)
Total changes in other assets and liabilities	$ (122)
Non-cash investing and financing activities	
Change in ARC	$ 60
Declaration of dividend not paid as of December 31, 2007	331
Purchase accounting adjustments	11
Resolution of certain tax matters [(c)]	69
ComEd Transitional Funding Trust [(d)(e)]	25
Capital expenditures not paid	29

(a) Includes the elimination of decommissioning-related activity for the Regulatory Agreement Units, which are subject to regulatory accounting, including the elimination of operating revenues, ARO accretion, ARC amortization, investment income and income taxes related to all trust fund activity. See Note 11—Asset Retirement Obligations for additional information regarding the accounting for nuclear decommissioning.

(b) Reclassification of energy-related option premiums to realized at settlement of contracts recorded in results of operations due to the settlement of the underlying transaction.

(c) Includes amounts recorded to goodwill resulting from the resolution of certain tax matters and the impact of adopting the current authoritative guidance for accounting for uncertain tax positions.

(d) Amount includes $17 million previously reflected in prepaid interest. This amount did not impact ComEd's Consolidated Statements of Operations or ComEd's Consolidated Statements of Cash Flows.

(e) ComEd applied $8 million of previously prepaid balances against the long-term debt to ComEd Transitional Funding Trust.

Supplemental Balance Sheet Information

The following tables provide additional information about Exelon's assets and liabilities as of December 31, 2009 and 2008.

December 31, 2009

Investments	
Equity method investments:	
Financing trusts [(a)]	$ 20
Keystone Fuels, LLC	15
Conemaugh Fuels, LLC	19
NuStart Energy Development, LLC	1
Total equity method investments	55
Other investments:	
Net investment in direct financing leases	602
Employee benefit trusts and investments [(b)]	67
Total investments	$724

(a) Includes investments in financing trusts which were not consolidated within the financial statements of Exelon. Investments in financing trusts were recorded in Other noncurrent assets on ComEd's Consolidated Balance Sheets. See Note 1—Significant Accounting Policies for additional information.

(b) Exelon's investments in these marketable securities are recorded at fair market value.

December 31, 2008

Investments	
Equity method investments:	
Financing trusts [(a)]	$ 45
Keystone Fuels, LLC	8
Conemaugh Fuels, LLC	14
NuStart Energy Development, LLC	2
Total equity method investments	69
Other investments:	
Net investment in direct financing leases	577
Employee benefit trusts and investments [(b)]	69
Total investments	$715

(a) Includes investments in financing trusts which were not consolidated within the financial statements of Exelon at December 31, 2008. Investments in financing trusts were recorded in Other noncurrent assets on ComEd's Consolidated Balance Sheets. See Note 1—Significant Accounting Policies for additional information.

(b) Exelon's investments in these marketable securities are recorded at fair market value.

Like-Kind Exchange Transaction (Exelon). Prior to the PECO/Unicom Merger in October 2000, UII, LLC (formerly Unicom Investments, Inc.) (UII), a wholly owned subsidiary of Exelon, entered into a like-kind exchange transaction pursuant to which approximately $1.6 billion was invested in passive generating station leases with two separate entities unrelated to Exelon. The generating stations were leased back to such entities as part of the transaction. For financial accounting purposes, the investments are accounted for as direct financing lease investments. UII holds the leasehold interests in the generating stations in several separate bankruptcy remote, special purpose companies it directly or indirectly wholly owns. The lease agreements provide the lessees with fixed purchase options at the end of the lease terms. If the lessees do not exercise the fixed purchase options, Exelon has the ability to require the lessees to return the leasehold interests or to arrange a service contract with a third party for a period following the lease term. If Exelon chooses the service contract option, the leasehold interests will be returned to Exelon at the end of the term of the service contract. In any event, Exelon will be subject to residual value risk if the lessees do not exercise the fixed purchase options. In the fourth quarter of 2000, under the terms of the lease agreements, UII received a prepayment of $1.2 billion for all rent, which reduced the investment in the leases. There are no minimum scheduled lease payments to be received over the remaining term of the leases. As of December 31, 2009 and 2008, the components of the net investment in the direct financing leases were as follows:

	December 31,	
	2009	2008
Estimated residual value of leased assets	$1,492	$1,492
Less: unearned income	890	915
Net investment in direct financing leases	$ 602	$ 577

The following tables provide additional information about Exelon's liabilities at December 31, 2009 and 2008.

December 31, 2009	
Accrued expenses	
Compensation-related accruals [(a)]	$ 401
Taxes accrued	264
Interest accrued	170
Severance accrued	36
Other accrued expenses	52
Total accrued expenses	$ 923

December 31, 2008	
Accrued expenses	
Compensation-related accruals [(a)]	$ 464
Taxes accrued	439
Interest accrued	155
Severance accrued	17
Other accrued expenses	76
Total accrued expenses	$1,151

(a) Primarily includes accrued payroll, bonuses and other incentives, vacation and benefits.

The following tables provide information about accumulated OCI (loss) recorded (after tax) within Exelon's Consolidated Balance Sheets as of December 31, 2009 and 2008:

December 31, 2009	
Accumulated other comprehensive income (loss)	
Net unrealized gain on cash flow hedges	551
Pension and non-pension postretirement benefit plans	(2,640)
Total accumulated other comprehensive income (loss)	$(2,089)

December 31, 2008

Accumulated other comprehensive income (loss)	
Net unrealized gain on cash flow hedges	564
Pension and non-pension postretirement benefit plans	(2,809)
Unrealized loss on marketable securities	(6)
Total accumulated other comprehensive income (loss)	$(2,251)

The following tables provide information about the regulatory assets and liabilities of Exelon as of December 31, 2009 and 2008.

December 31, 2009

Regulatory assets	
Competitive transition charge	$ 883
Pension and other postretirement benefits	2,634
Deferred income taxes	842
Debt costs	144
Severance	95
Asset retirement obligations	65
MGP remediation costs	143
Rate case costs	8
RTO start-up costs	12
Financial swap with Generation—noncurrent	—
Under-recovered universal service fund costs [(a)]	2
DSP Program electric procurement contracts [(b)]	2
Other	42
Noncurrent regulatory assets	4,872
Financial swap with Generation—current	—
Under-recovered energy and transmission costs current asset [(d)]	56
Total regulatory assets	$4,928
Regulatory liabilities	
Nuclear decommissioning	$2,229
Removal costs	1,212
Refund of PURTA taxes [(c)]	4
Deferred taxes	30
Over-recovered universal service fund costs [(a)]	2
Energy efficiency and demand response programs	15
Noncurrent regulatory liabilities	3,492
Over-recovered energy and transmission costs current liability [(d)]	33
Total regulatory liabilities	$3,525

(a) The universal services fund cost is a recovery mechanism that allows for PECO to recover discounts issued to electric and gas customers enrolled in assistance programs. As of December 31, 2009, PECO was under-recovered for its electric program and over-recovered for its gas program.

(b) PECO entered into block contracts to procure electric generation for its residential procurement class beginning January 1, 2011. As of December 31, 2009, PECO recorded a mark-to-market liability and this offsetting regulatory asset to account for changes in fair value. These block contracts were executed in accordance with the PAPUC-approved DSP Program and PECO will receive full cost recovery in rates.

(c) In October 2009, PECO prevailed in a Pennsylvania Commonwealth Court case in which PECO had contested the assessment of a PURTA supplemental tax applicable to 1997. As a result, PECO will receive approximately $4 million of real estate taxes previously remitted in 2011. This refund is recorded as a regulatory liability. PECO will begin amortizing this regulatory liability and refunding the amount to customers in January 2011.

(d) The ComEd under-recovered or over-recovered energy and transmission costs represent purchased power related costs recoverable or refundable to customers under ComEd's regulatory approved rates. In addition, PECO's over-recovered energy costs represent gas supply related costs refundable to customers under PECO's PAPUC PGC. Over-recovered costs are included in other current liabilities in Exelon's, ComEd's and PECO's Consolidated Balance Sheets. ComEd and PECO pay a rate of return on over-recovered energy costs. See Note 2—Regulatory Issues for additional information.

December 31, 2008	
Regulatory assets	
Competitive transition charge	$1,666
Pension and other postretirement benefits	2,855
Deferred income taxes	826
Debt costs	169
Severance	116
Asset retirement obligations	128
MGP remediation costs	121
Rate case costs	15
RTO start-up costs	14
Financial swap with Generation—noncurrent	—
Other	30
Noncurrent regulatory assets	5,940
Financial swap with Generation—current	—
Under-recovered energy costs current asset [(a)]	58
Total regulatory assets	$5,998
Regulatory liabilities	
Nuclear decommissioning	$1,336
Removal costs	1,145
Refund of PURTA taxes [(b)]	2
Deferred taxes	30
Energy efficiency and demand response programs	7
Noncurrent regulatory liabilities	2,520
Over-recovered energy costs current liability [(a)]	13
Total regulatory liabilities	$2,533

(a) The ComEd under-recovered or over-recovered energy and transmission costs represent purchased power related costs recoverable or refundable to customers under ComEd's regulatory approved rates. In addition, PECO's over-recovered energy costs represent gas supply related costs refundable to customers under PECO's PAPUC PGC. Over-recovered costs are included in other current liabilities in Exelon's, ComEd's and PECO's Consolidated Balance Sheets. ComEd and PECO pay a rate of return on over-recovered energy costs. See Note 2—Regulatory Issues for additional information.

(b) In March 2007, PECO prevailed in a Pennsylvania Supreme Court case in which PECO had contested the assessment of PURTA taxes applicable to 1997. As a result, PECO received approximately $38 million of real estate taxes previously remitted. This refund was recorded as a regulatory liability. PECO began amortizing this regulatory liability and refunding the amount to customers in January 2008. The regulatory liability associated with the PURTA settlement was fully amortized in January 2009.

Competitive Transition Charges. These charges represent PECO's stranded costs that the PAPUC determined would be recoverable through regulated rates. These costs are related to the deregulation of the generation portion of the electric utility business in Pennsylvania. The CTCs include intangible transition property sold to PETT, an unconsolidated subsidiary of PECO, in connection with the securitization of PECO's stranded cost recovery. These charges are being amortized through December 31, 2010 with a return on the unamortized balance of 10.75%.

Pension and other postretirement benefits. As of December 31, 2009, $2,615 million represents regulatory assets related to the recognition of ComEd's and PECO's respective shares of the underfunded status of Exelon's defined benefit postretirement plans as a liability on Exelon's balance sheet. The regulatory asset is amortized in proportion to the recognition of prior service costs (gains), transition obligations and actuarial losses attributable to ComEd's pension plan and ComEd's and PECO's other postretirement benefit plans determined by the cost recognition provisions of the authoritative guidance for pensions and postretirement benefits. Exelon believes it is probable that these items will be recovered through rates by ComEd and PECO in future periods. See Note 13—Retirement Benefits for additional detail. In addition, $19 million is the result of PECO transitioning to the current authoritative guidance in 1993, which is recoverable in rates through 2012.

Deferred income taxes. These costs represent the difference between the method by which the regulator allows for the recovery of income taxes and how income taxes would be recorded by unregulated entities. Regulatory assets and liabilities associated with deferred income taxes, recorded in compliance with the authoritative guidance for accounting for certain types of regulation and income taxes, include the deferred tax effects associated principally with liberalized depreciation accounted for in accordance with the ratemaking policies of the ICC and PAPUC, as well as the revenue impacts thereon, and assume continued recovery of these costs in future rates. See Note 10—Income Taxes for additional information.

Debt costs. The reacquired debt costs represent premiums paid for the early extinguishment and refinancing of long-term debt, which are amortized over the life of the new debt issued to finance the debt redemption. Interest-rate swap settlements are deferred and amortized over the period that the related debt is outstanding.

Severance. These costs represent previously incurred severance costs that ComEd was granted recovery of in the December 20, 2006 ICC rehearing order. Recovery is over 7.5 years.

Asset retirement obligations. These costs represent future removal costs associated with retirement obligations which will be collected over the remaining lives of the underlying assets. See Note 11—Asset Retirement Obligations for additional information.

MGP remediation costs. Recovery of these items was granted to ComEd in the July 26, 2006 ICC rate order. For PECO, these costs represent estimated MGP-related environmental remediation costs which are recoverable through rates as prescribed in the 2008 joint settlement of the gas distribution rate case. The period of recovery for both ComEd and PECO will depend on the timing of the actual expenditures.

Rate case costs. The ICC generally allows ComEd to receive recovery of rate case costs over three years. The ICC has issued orders allowing recovery of these costs on July 26, 2006 and September 10, 2008. Pursuant to the joint settlement of the 2008 gas distribution rate case, PECO is allowed recovery of rate case costs over two years.

DSP Program electric procurement contracts. These amounts represent an offset to the mark-to-market liability position of PECO's procurement contracts for electric supply following the expiration of its generation rate caps on December 31, 2010. Recovery of electric procurement costs was granted to PECO in the PAPUC approval of their DSP Program and will occur in 2011 when the transactions under the contract are executed.

Nuclear decommissioning. These amounts represent future nuclear decommissioning costs that exceed (regulatory asset) or are less than (regulatory liability) the associated decommissioning trust fund assets. Exelon believes the trust fund assets, including prospective earnings thereon and any future collections from customers, will equal the associated future decommissioning costs at the time of decommissioning. See Note 11—Asset Retirement Obligations for additional information.

Removal costs. These amounts represent funds received from customers to cover the future removal of property, plant and equipment which reduces rate base for ratemaking purposes.

Financial swap with Generation. To fulfill a requirement of the Illinois Settlement, ComEd entered into a five-year financial swap contract with Generation. Since the swap contract was deemed prudent by the Illinois Settlement Legislation, ensuring ComEd of full recovery in rates, the changes in fair value each period are recorded by ComEd as well as an offsetting regulatory asset or liability. ComEd recorded a regulatory asset related to its mark-to-market derivative liability position as of December 31, 2009 and 2008. The basis for the mark-to-market derivative position is based on the difference between the ComEd's cost to purchase energy on the spot market and the contracted price. In Exelon's consolidated financial statements, the fair value of the intercompany swap recorded by Generation and ComEd is eliminated. See Note 2—Regulatory Issues for additional information.

Deferred (over-recovered) energy costs current asset (liability). Starting in 2007, the ComEd costs are recoverable (refundable) under ComEd's ICC and/or FERC-approved rates. ComEd's deferred energy costs are earning (paying) a rate of return. The PECO costs represent gas supply related costs recoverable (refundable) under PECO's PAPUC-approved rates. PECO's deferred energy costs earn a rate of return. A return on over-recovered energy costs is paid to customers in addition to the over-recovered energy costs.

The regulatory assets related to pension and other postretirement benefits, deferred income taxes, MGP remediation costs, severance, financial swap with Generation, DSP Program and rate case costs are not earning a rate of return. Recovery of the regulatory assets for CTC, AROs, debt costs, RTO start-up costs, under-recovered universal service fund costs and deferred energy costs are earning a rate of return.

20. Segment Information

Exelon has three operating segments: Generation, ComEd and PECO. Exelon evaluates the performance of its business segments based on net income. Generation, ComEd and PECO each represent a single reportable segment; as such, no separate segment information is provided for these Registrants. PECO has two operating segments, electric and gas delivery, which are aggregated into one reportable segment primarily due to their similar economic characteristics and the regulatory environments in which they operate. An analysis and reconciliation of Exelon's operating segment information to the respective information in the consolidated financial statements are as follows:

	Generation	ComEd	PECO	Other	Intersegment Eliminations	Consolidated
Total revenues [(a)]:						
2009	$ 9,703	$5,774	$5,311	$ 757	$(4,227)	$17,318
2008	10,754	6,136	5,567	697	(4,295)	18,859
2007	10,749	6,104	5,613	741	(4,291)	18,916
Intersegment revenues [(b)]:						
2009	$ 3,472	$ 2	$ 6	$ 756	$(4,227)	$ 9
2008	3,586	4	10	695	(4,295)	—
2007	3,538	2	11	740	(4,291)	—
Depreciation and amortization						
2009	$ 333	$ 494	$ 952	$ 55	$ —	$ 1,834
2008	274	464	854	42	—	1,634
2007	267	440	773	40	—	1,520
Operating expenses [(a)]:						
2009	$ 6,408	$4,931	$4,614	$ 840	$(4,225)	$12,568
2008	6,760	5,469	4,868	758	(4,295)	13,560
2007	7,357	5,592	4,666	924	(4,291)	14,248
Interest expense, net:						
2009	$ 113	$ 319	$ 187	$ 112	$ —	$ 731
2008	136	348	226	132	(10)	832
2007	161	318	248	124	(1)	850
Income (loss) from continuing operations before income taxes:						
2009	$ 3,555	$ 603	$ 499	$(236)	$ (3)	$ 4,418
2008	3,388	329	475	(158)	—	4,034
2007	3,387	245	737	(197)	—	4,172
Income taxes:						
2009	$ 1,433	$ 229	$ 146	$(102)	$ 6	$ 1,712
2008	1,130	128	150	(91)	—	1,317
2007	1,362	80	230	(226)	—	1,446
Income (loss) from continuing operations:						
2009	$ 2,122	$ 374	$ 353	$(134)	$ (9)	$ 2,706
2008	2,258	201	325	(67)	—	2,717
2007	2,025	165	507	29	—	2,726
Income (loss) from discontinued operations:						
2009	$ —	$ —	$ —	$ 1	$ —	$ 1
2008	20	—	—	—	—	20
2007	4	—	—	6	—	10
Net income (loss):						
2009	$ 2,122	$ 374	$ 353	$(133)	$ (9)	$ 2,707
2008	2,278	201	325	(67)	—	2,737
2007	2,029	165	507	35	—	2,736

	Generation	ComEd	PECO	Other	Intersegment Eliminations	Consolidated
Capital expenditures:						
2009	$ 1,977	$ 854	$ 388	$ 54	$ —	$ 3,273
2008	1,699	953	392	73	—	3,117
2007	1,269	1,040	339	26	—	2,674
Total assets:						
2009	$22,406	$20,697	$9,019	$6,088	$(9,030)	$49,180
2008	20,084	19,237	9,169	5,992	(6,936)	47,546

(a) For the years ended December 31, 2009, 2008 and 2007, utility taxes of $232 million, $236 million, and $258 million, respectively, are included in revenues and expenses for ComEd. For the years ended December 31, 2009, 2008 and 2007, utility taxes of $249 million, $271 million and $269 million, respectively, are included in revenues and expenses for PECO.

(b) The intersegment profit associated with Generation's sale of AECs to PECO is not eliminated in consolidation due to the recognition of intersegment profit in accordance with regulatory accounting guidance. See Note 2—Regulatory Issues for additional information on AECs. For Exelon, these amounts are included in operating revenues in the Consolidated Statements of Operations.

21. Related-Party Transactions

Exelon

The financial statements of Exelon include related-party transactions as presented in the tables below:

	For the Years Ended December 31,		
	2009	2008	2007
Operating revenues from affiliates			
CTFT [(a)]	$—	$ 3	$ 3
PETT	3	5	6
PECO [(b)]	9	—	—
Other	—	—	1
Total operating revenues from affiliates	$ 12	$ 8	$ 10
Fuel purchases from related parties			
Keystone Fuels, LLC	$ 56	$ 73	$ 46
Conemaugh Fuels, LLC	69	54	46
Total fuel purchases from related parties	$125	$127	$ 92
Charitable contribution to Exelon Foundation [(d)]	$ 10	$—	$ 50
Interest expense to affiliates, net			
CTFT [(a)]	$—	$ 6	$ 27
ComEd Financing II [(c)]	—	2	13
ComEd Financing III	13	13	13
PETT	51	101	139
PECO Trust III	6	6	6
PECO Trust IV	6	6	6
Other	1	(1)	(1)
Total interest expense to affiliates, net	$ 77	$133	$ 203
Equity in earnings (losses) of unconsolidated affiliates and investments			
ComEd Funding [(a)]	$—	$ (8)	$ (7)
PETT	(24)	(16)	(7)
NuStart Energy Development, LLC	(3)	—	—
TEG and TEP [(e)]	—	—	3
Investment in synthetic fuel-producing facilities	—	—	(93)
Other	—	(2)	(2)
Total equity in losses of unconsolidated affiliates and investments	$ (27)	$ (26)	$(106)

	As of December 31, 2009	As of December 31, 2008
Investments in affiliates		
ComEd Financing III	$ 7	$ 6
PETT	5	30
PECO Energy Capital Corporation	4	4
PECO Trust IV	4	5
Total investments in affiliates	$ 20	$ 45
Payables to affiliates (current)		
ComEd Financing III	$ 4	$ 4
PECO Trust III	1	1
Total payables to affiliates (current)	$ 5	$ 5
Long-term debt to PETT and other financing trusts (including due within one year)		
ComEd Financing III	$206	$ 206
PETT	415	1,124
PECO Trust III	81	81
PECO Trust IV	103	103
Total long-term debt due to financing trusts	$805	$1,514

(a) During 2008, ComEd fully paid its long-term debt obligations to CTFT and received its current receivable from CTFT. ComEd Funding liquidated its investment in CTFT and ComEd liquidated its investment in ComEd Funding. This resulted in the elimination of operating revenues and interest expense applicable to CTFT, and equity in losses of the unconsolidated affiliate, ComEd Funding.

(b) The intersegment profit associated with Generation's sale of AECs to PECO is not eliminated in consolidation due to the recognition of intersegment profit in accordance with regulatory accounting guidance. See Note 2—Regulatory Issues for additional information.

(c) ComEd Financing II was liquidated and dissolved upon repayment of the debt in 2008.

(d) Exelon Foundation is a nonconsolidated not-for-profit Illinois corporation. The Exelon Foundation was established in 2007 to serve educational and environmental philanthropic purposes and does not serve a direct business or political purpose of Exelon.

(e) Generation's ownership interest in TEG and TEP was sold in 2007.

22. Quarterly Data (Unaudited)

The data shown below includes all adjustments which Exelon considers necessary for a fair presentation of such amounts:

	Operating Revenues		Operating Income		Net Income	
	2009	2008	2009	2008	2009	2008
Quarter ended:						
March 31	$4,722	$4,517	$1,254	$1,123	$712	$581
June 30	4,141	4,622	1,017	1,430	657	748
September 30	4,339	5,228	1,403	1,413	757	700
December 31	4,116	4,493	1,076	1,333	581	707

	Average Basic Shares Outstanding (in millions)		Net Income per Basic Share	
	2009	2008	2009	2008
Quarter ended:				
March 31	659	659	$1.08	$0.88
June 30	659	657	1.00	1.14
September 30	660	658	1.15	1.06
December 31	660	658	0.88	1.07

	Average Diluted Shares Outstanding (in millions)		Net Income per Diluted Share	
	2009	2008	2009	2008
Quarter ended:				
March 31	661	664	$1.08	$0.88
June 30	661	662	0.99	1.13
September 30	662	662	1.14	1.06
December 31	662	661	0.88	1.07

The following table presents the New York Stock Exchange—Composite Common Stock Prices and dividends by quarter on a per share basis:

	2009				2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High price	$51.98	$54.47	$51.46	$58.98	$63.84	$92.13	$91.84	$87.25
Low price	45.90	47.30	44.24	38.41	41.23	60.00	81.00	70.00
Close	48.87	49.62	50.12	45.39	55.61	62.62	89.96	81.27
Dividends	0.525	0.525	0.525	0.525	0.525	0.500	0.500	0.500

Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398
www.exeloncorp.com



©2010 Exelon